
05065866

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
SEP
WASH. D.C.
185
SECTION

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 6, 2005, Series 2005-6	**333-126443**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: September 6, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005



IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMHAC 2005-6

Period	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Forward LIBOR)
1	344	**41**	327	**81**	329
2	135	**42**	326	**82**	312
3	122	**43**	373	**83**	331
4	131	**44**	321	**84**	317
5	114	**45**	337	**85**	320
6	102	**46**	320	**86**	339
7	143	**47**	338	**87**	324
8	93	**48**	323	**88**	342
9	109	**49**	326	**89**	329
10	92	**50**	345	**90**	329
11	108	**51**	330	**91**	378
12	96	**52**	347	**92**	325
13	95	**53**	333	**93**	342
14	110	**54**	333	**94**	326
15	93	**55**	354	**95**	345
16	109	**56**	291	**96**	331
17	93	**57**	307	**97**	335
18	92	**58**	289	**98**	355
19	140	**59**	308	**99**	341
20	93	**60**	295	**100**	359
21	124	**61**	301	**101**	347
22	124	**62**	322	**102**	348
23	291	**63**	306	**103**	395
24	308	**64**	324	**104**	345
25	306	**65**	309	**105**	362
26	321	**66**	308	**106**	347
27	303	**67**	357	**107**	366
28	319	**68**	303	**108**	353
29	305	**69**	319	**109**	358
30	305	**70**	302	**110**	379
31	338	**71**	320	**111**	366
32	305	**72**	305	**112**	384
33	325	**73**	308	**113**	373
34	309	**74**	328	**114**	375
35	326	**75**	313	**115**	421
36	318	**76**	331	**116**	374
37	321	**77**	316	**117**	392
38	339	**78**	316	**118**	378
39	324	**79**	348	**119**	398
40	341	**80**	312	**120**	386
				121	392

Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMHAC 2005-6 - Group I

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up 250 bps)	Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up 250 bps)	Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up 250 bps)
1	344	344	344	41	372	327	266	81	398	329	315
2	138	135	0	42	373	326	267	82	386	312	290
3	135	122	0	43	412	373	339	83	401	331	319
4	141	131	0	44	374	321	263	84	389	317	296
5	142	114	0	45	387	337	289	85	391	320	301
6	142	102	0	46	375	320	264	86	407	339	331
7	149	143	0	47	388	338	290	87	394	324	308
8	141	93	0	48	376	323	268	88	410	342	337
9	143	109	0	49	376	326	271	89	398	329	313
10	141	92	0	50	390	345	299	90	400	329	315
11	144	108	0	51	377	330	276	91	445	378	394
12	147	96	0	52	391	347	301	92	404	325	313
13	148	95	0	53	378	333	277	93	421	342	342
14	149	110	0	54	379	333	276	94	409	326	317
15	147	93	0	55	393	354	323	95	426	345	348
16	149	109	0	56	352	291	243	96	414	331	326
17	147	93	0	57	367	307	268	97	417	335	332
18	147	92	0	58	354	289	242	98	433	355	364
19	152	140	0	59	368	308	270	99	422	341	343
20	148	93	0	60	357	295	252	100	439	359	373
21	158	124	0	61	362	301	264	101	428	347	350
22	169	124	0	62	377	322	294	102	431	348	353
23	298	291	83	63	364	306	271	103	477	395	434
24	336	308	104	64	379	324	298	104	438	345	355
25	343	306	103	65	366	309	273	105	455	362	385
26	353	321	127	66	367	308	273	106	445	347	362
27	343	303	107	67	410	357	349	107	463	366	395
28	353	319	136	68	368	303	269	108	453	353	374
29	344	305	154	69	384	319	295	109	457	358	383
30	344	305	168	70	370	302	269	110	475	379	418
31	364	338	217	71	386	320	297	111	465	366	398
32	345	305	168	72	373	305	274	112	484	384	431
33	357	325	202	73	374	308	278	113	475	373	410
34	348	309	178	74	389	328	308	114	480	375	416
35	358	326	244	75	376	313	285	115	528	421	500
36	354	318	251	76	391	331	313	116	491	374	423
37	359	321	254	77	379	316	289	117	511	392	456
38	384	339	281	78	380	316	289	118	503	378	436
39	372	324	258	79	410	348	341	119	523	398	472
40	385	341	283	80	383	312	288	120	515	386	455
								121	523	392	468

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMHAC 2005-6 - Group II

Period	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Forward LIBOR)
1	300	41	107	81	253
2	86	42	108	82	239
3	80	43	143	83	263
4	83	44	104	84	255
5	79	45	117	85	263
6	72	46	102	86	215
7	86	47	118	87	175
8	64	48	105	88	170
9	77	49	107	89	134
10	64	50	125	90	134
11	76	51	112	91	181
12	61	52	127	92	128
13	60	53	112	93	142
14	73	54	113	94	125
15	59	55	152	95	142
16	74	56	108	96	126
17	60	57	122	97	128
18	59	58	107	98	146
19	91	59	154	99	131
20	60	60	168	100	147
21	77	61	173	101	131
22	65	62	195	102	133
23	81	63	181	103	180
24	68	64	201	104	127
25	67	65	186	105	141
26	79	66	190	106	124
27	64	67	242	107	141
28	77	68	189	108	125
29	62	69	207	109	127
30	61	70	192	110	145
31	89	71	213	111	130
32	61	72	198	112	146
33	75	73	205	113	130
34	62	74	228	114	132
35	78	75	216	115	180
36	101	76	238	116	125
37	104	77	224	117	140
38	120	78	229	118	128
39	107	79	266	119	145
40	122	80	232	120	172
				121	177

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMHAC 2005-6 - Group II

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up 250 bps)	Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up	Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR up 250 bps)
1	307	300	307	**41**	133	107	0	**81**	310	253	169
2	87	86	0	**42**	133	108	0	**82**	301	239	149
3	85	80	0	**43**	146	143	7	**83**	320	263	181
4	89	83	0	**44**	133	104	0	**84**	312	255	170
5	87	79	0	**45**	137	117	0	**85**	318	263	179
6	87	72	0	**46**	132	102	0	**86**	265	215	142
7	96	86	0	**47**	136	118	0	**87**	228	175	95
8	89	64	0	**48**	132	105	0	**88**	222	170	94
9	92	77	0	**49**	132	107	0	**89**	188	134	72
10	91	64	0	**50**	135	125	0	**90**	185	134	75
11	94	76	0	**51**	132	112	0	**91**	228	181	141
12	92	61	0	**52**	135	127	0	**92**	185	128	69
13	92	60	0	**53**	132	112	0	**93**	199	142	90
14	96	73	0	**54**	131	113	0	**94**	185	125	66
15	93	59	0	**55**	138	152	6	**95**	200	142	90
16	97	74	0	**56**	131	108	0	**96**	185	126	67
17	95	60	0	**57**	161	122	0	**97**	185	128	70
18	95	59	0	**58**	174	107	0	**98**	200	146	95
19	104	91	0	**59**	229	154	14	**99**	185	131	73
20	96	60	0	**60**	233	168	42	**100**	200	147	96
21	99	77	0	**61**	234	173	47	**101**	185	131	73
22	96	65	0	**62**	251	195	72	**102**	185	133	74
23	99	81	0	**63**	239	181	54	**103**	228	180	140
24	97	68	0	**64**	255	201	78	**104**	185	127	68
25	97	67	0	**65**	243	186	76	**105**	200	141	90
26	100	79	0	**66**	246	190	95	**106**	185	124	65
27	97	64	0	**67**	290	242	166	**107**	200	141	89
28	100	77	0	**68**	251	189	95	**108**	185	125	66
29	97	62	0	**69**	267	207	118	**109**	185	127	69
30	98	61	0	**70**	256	192	98	**110**	200	145	94
31	102	89	0	**71**	273	213	124	**111**	185	130	72
32	98	61	0	**72**	262	198	105	**112**	200	146	95
33	100	75	0	**73**	265	205	111	**113**	185	130	72
34	101	62	0	**74**	283	228	140	**114**	185	132	74
35	110	78	0	**75**	272	216	121	**115**	228	180	140
36	129	101	0	**76**	290	238	150	**116**	185	125	67
37	133	104	0	**77**	279	224	130	**117**	200	140	89
38	138	120	0	**78**	283	229	136	**118**	188	128	74
39	133	107	0	**79**	315	266	188	**119**	202	145	98
40	138	122	0	**80**	292	232	141	**120**	210	172	153
								121	211	177	156

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005


Merrill Lynch

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

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IMM 2005-6
Fwd up 200 bps, 6 CPR, 3 CDR, 40% severity

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
Total		1,057,433,000.00	897,529,623.11	1,954,962,623.11		897,529,623.11	48,671,320.31	48,671,320.31	848,858,302.80					
0	9-Sep-05	0	0	0	1,057,433,000.00	0	0	0	0	0	0	0	0	0
1	25-Sep-05	10,269,555.00	1,803,745.71	12,073,300.71	1,047,163,445.00	1,803,745.71	0	0	1,803,745.71	3.838	3.838	10.373	100	3.578
2	25-Oct-05	7,183,356.13	6,968,872.73	14,152,228.85	1,039,980,088.87	6,968,872.73	1,991,802.05	1,991,802.05	4,977,070.67	7.986	7.986	5.703	100	7.726
3	25-Nov-05	7,126,863.73	7,405,207.11	14,532,070.84	1,032,853,225.14	7,405,207.11	2,450,660.99	2,450,660.99	4,954,546.12	8.269	8.269	5.532	100	8.009
4	25-Dec-05	7,071,213.71	7,194,683.42	14,265,897.13	1,025,782,011.43	7,194,683.42	2,228,597.62	2,228,597.62	4,966,085.81	8.359	8.359	5.77	100	8.099
5	25-Jan-06	7,021,242.58	7,458,688.96	14,479,931.53	1,018,760,768.85	7,458,688.96	2,464,658.67	2,464,658.67	4,994,030.29	8.444	8.444	5.654	100	8.184
6	25-Feb-06	6,974,177.41	7,513,785.15	14,487,962.57	1,011,786,591.44	7,513,785.15	2,545,818.22	2,545,818.22	4,967,966.94	8.565	8.565	5.663	100	8.305
7	25-Mar-06	6,927,431.52	6,799,992.84	13,727,424.36	1,004,859,159.92	6,799,992.84	1,858,998.66	1,858,998.66	4,940,994.18	8.641	8.641	6.279	100	8.381
8	25-Apr-06	6,881,003.47	7,494,323.35	14,375,326.82	997,978,156.45	7,494,323.35	2,592,996.98	2,592,996.98	4,901,326.38	8.661	8.661	5.664	100	8.401
9	25-May-06	6,834,547.42	7,205,402.29	14,039,949.71	991,143,609.04	7,205,402.29	2,332,061.09	2,332,061.09	4,873,341.20	8.664	8.664	5.86	100	8.404
10	25-Jun-06	6,788,207.96	7,400,566.48	14,188,774.44	984,355,401.07	7,400,566.48	2,538,711.75	2,538,711.75	4,861,854.73	8.671	8.671	5.698	100	8.411
11	25-Jul-06	6,740,529.68	7,131,654.88	13,872,184.56	977,614,871.40	7,131,654.88	2,235,726.07	2,235,726.07	4,895,928.81	8.694	8.694	5.968	100	8.434
12	25-Aug-06	6,693,822.46	7,338,275.94	14,032,098.40	970,921,048.93	7,338,275.94	2,428,234.34	2,428,234.34	4,910,041.60	8.717	8.717	5.833	100	8.457
13	25-Sep-06	6,648,721.56	7,301,407.20	13,950,128.76	964,272,327.37	7,301,407.20	2,423,276.33	2,423,276.33	4,878,130.87	8.733	8.733	5.835	100	8.473
14	25-Oct-06	6,604,172.06	7,024,723.90	13,628,895.96	957,668,155.31	7,024,723.90	2,178,166.71	2,178,166.71	4,846,557.20	8.742	8.742	6.031	100	8.482
15	25-Nov-06	6,559,919.93	7,213,289.56	13,773,209.48	951,108,235.38	7,213,289.56	2,401,733.70	2,401,733.70	4,811,555.85	8.747	8.747	5.835	100	8.487
16	25-Dec-06	6,515,961.94	6,936,749.40	13,452,711.34	944,592,273.44	6,936,749.40	2,156,179.55	2,156,179.55	4,780,569.85	8.752	8.752	6.032	100	8.492
17	25-Jan-07	6,471,330.06	7,122,934.19	13,594,264.25	938,120,943.38	7,122,934.19	2,330,946.80	2,330,946.80	4,791,987.39	8.757	8.757	5.891	100	8.497
18	25-Feb-07	6,427,966.75	7,083,829.42	13,511,796.17	931,692,976.63	7,083,829.42	2,319,843.22	2,319,843.22	4,763,986.20	8.769	8.769	5.897	100	8.509
19	25-Mar-07	6,383,417.19	6,367,500.37	12,750,917.56	925,309,559.44	6,367,500.37	1,621,538.75	1,621,538.75	4,745,961.61	8.787	8.787	6.549	100	8.527
20	25-Apr-07	6,341,327.09	6,987,886.39	13,329,213.48	918,968,232.34	6,987,886.39	2,277,166.88	2,277,166.88	4,710,719.51	8.77	8.77	5.912	100	8.51
21	25-May-07	6,302,547.44	6,693,917.77	12,996,465.21	912,665,684.90	6,693,917.77	1,901,717.98	1,901,717.98	4,792,199.79	8.741	8.741	6.258	100	8.481
22	25-Jun-07	6,271,469.55	6,853,891.13	13,125,360.68	906,394,215.36	6,853,891.13	1,945,903.68	1,945,903.68	4,907,987.45	8.721	8.721	6.245	100	8.461
23	25-Jul-07	6,213,241.87	6,579,666.67	12,792,908.55	900,180,973.48	6,579,666.67	411,369.42	411,369.42	6,168,297.26	8.711	8.711	8.166	100	8.451
24	25-Aug-07	6,171,269.41	6,756,258.29	12,927,527.70	894,009,704.07	6,756,258.29	297,600.37	297,600.37	6,458,657.91	8.716	8.716	8.332	100	8.456
25	25-Sep-07	6,129,826.98	6,724,567.16	12,854,394.14	887,879,877.09	6,724,567.16	306,344.94	306,344.94	6,418,222.22	8.735	8.735	8.337	100	8.475
26	25-Oct-07	6,088,815.49	6,478,563.50	12,567,379.00	881,791,061.60	6,478,563.50	101,593.53	101,593.53	6,376,969.97	8.756	8.756	8.619	100	8.496
27	25-Nov-07	6,041,701.03	6,663,033.71	12,704,734.74	875,749,360.57	6,663,033.71	286,886.17	286,886.17	6,376,147.54	8.775	8.775	8.397	100	8.515
28	25-Dec-07	6,000,218.18	6,417,053.44	12,417,271.62	869,749,142.39	6,417,053.44	42,785.85	42,785.85	6,374,267.59	8.793	8.793	8.734	100	8.533
29	25-Jan-08	6,019,955.09	6,596,008.38	12,615,963.46	863,729,187.30	6,596,008.38	0	0	6,596,008.38	8.807	8.807	8.91	100	8.547
30	25-Feb-08	6,052,955.77	6,558,535.64	12,611,491.42	857,676,231.53	6,558,535.64	0	0	6,558,535.64	8.818	8.818	9.046	100	8.558
31	25-Mar-08	6,418,976.12	6,097,935.06	12,516,911.18	851,257,255.41	6,097,935.06	0	0	6,097,935.06	8.826	8.826	9.679	100	8.566
32	25-Apr-08	5,966,598.74	6,472,629.13	12,439,227.87	845,290,656.67	6,472,629.13	0	0	6,472,629.13	8.83	8.83	9.059	100	8.57
33	25-May-08	6,203,330.14	6,219,226.01	12,422,556.14	839,087,326.53	6,219,226.01	0	0	6,219,226.01	8.829	8.829	9.473	100	8.569
34	25-Jun-08	5,962,693.20	6,375,758.43	12,338,451.64	833,124,633.33	6,375,758.43	0	0	6,375,758.43	8.824	8.824	9.17	100	8.564
35	25-Jul-08	6,444,490.36	6,118,606.16	12,563,096.52	826,680,142.97	6,118,606.16	0	0	6,118,606.16	8.813	8.813	9.926	100	8.553
36	25-Aug-08	6,463,006.76	6,261,550.96	12,724,557.72	820,217,136.21	6,261,550.96	0	0	6,261,550.96	8.796	8.796	9.967	100	8.536
37	25-Sep-08	6,433,136.68	6,197,765.74	12,630,902.41	813,783,999.54	6,197,765.74	0	0	6,197,765.74	8.775	8.775	9.974	100	8.515
38	25-Oct-08	6,598,252.89	5,939,266.89	12,537,519.78	807,185,746.64	5,939,266.89	0	0	5,939,266.89	8.758	8.758	10.312	100	8.498
39	25-Nov-08	6,380,285.67	6,081,225.31	12,461,510.98	800,805,460.97	6,081,225.31	0	0	6,081,225.31	8.749	8.749	10.019	100	8.489
40	25-Dec-08	6,529,281.54	5,838,539.15	12,367,820.69	794,276,179.43	5,838,539.15	0	0	5,838,539.15	8.749	8.749	10.356	100	8.489
41	25-Jan-09	6,344,235.61	5,990,806.02	12,335,041.63	787,931,943.82	5,990,806.02	0	0	5,990,806.02	8.759	8.759	10.12	100	8.499
42	25-Feb-09	6,355,299.27	5,957,203.24	12,312,502.51	781,576,644.55	5,957,203.24	0	0	5,957,203.24	8.78	8.78	10.229	100	8.52
43	25-Mar-09	6,870,843.02	5,356,752.64	12,227,595.66	774,705,801.53	5,356,752.64	0	0	5,356,752.64	8.812	8.812	11.34	100	8.552
44	25-Apr-09	6,228,995.35	5,897,232.72	12,126,228.07	768,476,806.18	5,897,232.72	0	0	5,897,232.72	8.84	8.84	10.249	100	8.58
45	25-May-09	6,376,363.29	5,673,280.02	12,049,643.31	762,100,442.89	5,673,280.02	0	0	5,673,280.02	8.859	8.859	10.623	100	8.599
46	25-Jun-09	6,135,048.39	5,819,653.02	11,954,701.40	755,965,394.50	5,819,653.02	0	0	5,819,653.02	8.868	8.868	10.285	100	8.608
47	25-Jul-09	6,280,230.00	5,585,324.32	11,865,554.32	749,685,164.51	5,585,324.32	0	0	5,585,324.32	8.866	8.866	10.634	100	8.606
48	25-Aug-09	6,063,034.41	5,714,516.82	11,777,551.23	743,622,130.09	5,714,516.82	0	0	5,714,516.82	8.852	8.852	10.304	100	8.592
49	25-Sep-09	6,033,765.28	5,652,932.81	11,686,698.09	737,588,364.81	5,652,932.81	0	0	5,652,932.81	8.828	8.828	10.308	100	8.568
50	25-Oct-09	6,184,184.48	5,414,513.25	11,598,697.73	731,404,180.34	5,414,513.25	0	0	5,414,513.25	8.809	8.809	10.657	100	8.549
51	25-Nov-09	5,963,991.31	5,542,418.34	11,506,409.65	725,440,189.03	5,542,418.34	0	0	5,542,418.34	8.8	8.8	10.316	100	8.54
52	25-Dec-09	6,098,073.25	5,321,708.32	11,419,781.57	719,342,115.77	5,321,708.32	0	0	5,321,708.32	8.803	8.803	10.666	100	8.543
53	25-Jan-10	5,868,943.20	5,462,164.50	11,331,107.70	713,473,172.58	5,462,164.50	0	0	5,462,164.50	8.818	8.818	10.33	100	8.558
54	25-Feb-10	5,809,486.32	5,435,417.00	11,244,903.32	707,663,686.26	5,435,417.00	0	0	5,435,417.00	8.847	8.847	10.336	100	8.587
55	25-Mar-10	6,274,263.72	4,891,450.03	11,165,713.75	701,389,422.53	4,891,450.03	0	0	4,891,450.03	8.887	8.887	11.455	100	8.627
56	25-Apr-10	5,684,009.44	5,388,658.04	11,072,667.48	695,705,413.09	5,388,658.04	0	0	5,388,658.04	8.922	8.922	10.353	100	8.662
57	25-May-10	5,814,276.33	5,186,483.85	11,000,760.18	689,891,136.76	5,186,483.85	0	0	5,186,483.85	8.946	8.946	10.725	100	8.686
58	25-Jun-10	5,593,107.76	5,321,111.17	10,914,218.93	684,298,029.00	5,321,111.17	0	0	5,321,111.17	8.957	8.957	10.382	100	8.697
59	25-Jul-10	5,858,810.13	5,106,003.79	10,964,813.92	678,439,218.88	5,106,003.79	0	0	5,106,003.79	8.954	8.954	10.734	100	8.694
60	25-Aug-10	5,763,633.92	5,220,514.41	10,984,148.33	672,675,584.95	5,220,514.41	0	0	5,220,514.41	8.936	8.936	10.471	100	8.676
61	25-Sep-10	5,694,877.44	5,158,786.43	10,853,663.87	666,980,707.51	5,158,786.43	0	0	5,158,786.43	8.906	8.906	10.574	100	8.646
62	25-Oct-10	5,509,821.88	4,935,657.24	10,445,479.12	661,470,885.63	4,935,657.24	0	0	4,935,657.24	8.88	8.88	10.933	100	8.62
63	25-Nov-10	5,467,775.76	5,050,072.97	10,517,848.73	656,003,109.87	5,050,072.97	0	0	5,050,072.97	8.866	8.866	10.579	100	8.606
64	25-Dec-10	5,426,054.17	4,846,222.97	10,272,277.14	650,577,055.71	4,846,222.97	0	0	4,846,222.97	8.865	8.865	10.935	100	8.605
65	25-Jan-11	5,384,626.57	4,972,505.01	10,357,131.58	645,192,429.13	4,972,505.01	0	0	4,972,505.01	8.876	8.876	10.584	100	8.616
66	25-Feb-11	5,343,216.24	4,945,238.67	10,288,454.91	639,849,212.90	4,945,238.67	0	0	4,945,238.67	8.901	8.901	10.592	100	8.641
67	25-Mar-11	5,302,171.55	4,448,089.54	9,750,261.09	634,547,041.35	4,448,089.54	0	0	4,448,089.54	8.938	8.938	11.741	100	8.678
68	25-Apr-11	5,261,723.94	4,901,893.52	10,163,617.46	629,285,317.41	4,901,893.52	0	0	4,901,893.52	8.971	8.971	10.599	100	8.711
69	25-May-11	5,221,553.10	4,715,444.65	9,936,997.74	624,063,764.32	4,715,444.65	0	0	4,715,444.65	8.992	8.992	10.957	100	8.732
70	25-Jun-11	5,181,735.15	4,837,031.56	10,018,766.71	618,882,029.16	4,837,031.56	0	0	4,837,031.56	9.001	9.001	10.603	100	8.741

IMM 2005-6
Fwd up 200 bps, 6 CPR, 3 CDR, 40% severity

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
71	25-Jul-11	5,142,225.81	4,640,583.75	9,782,809.56	613,739,803.35	4,640,583.75	0	0	4,640,583.75	8.998	8.998	10.96	100	8.738
72	25-Aug-11	5,103,517.28	4,746,442.01	9,849,959.29	608,636,286.08	4,746,442.01	0	0	4,746,442.01	8.981	8.981	10.608	100	8.721
73	25-Sep-11	5,064,556.61	4,692,298.35	9,756,854.96	603,571,729.47	4,692,298.35	0	0	4,692,298.35	8.953	8.953	10.61	100	8.693
74	25-Oct-11	5,025,959.48	4,491,076.64	9,517,036.12	598,545,769.99	4,491,076.64	0	0	4,491,076.64	8.929	8.929	10.967	100	8.669
75	25-Nov-11	4,987,656.42	4,594,919.49	9,582,575.91	593,558,113.57	4,594,919.49	0	0	4,594,919.49	8.915	8.915	10.613	100	8.655
76	25-Dec-11	4,949,649.79	4,408,158.26	9,357,808.05	588,608,463.77	4,408,158.26	0	0	4,408,158.26	8.912	8.912	10.97	100	8.652
77	25-Jan-12	4,911,918.80	4,521,167.01	9,433,085.81	583,696,544.98	4,521,167.01	0	0	4,521,167.01	8.92	8.92	10.617	100	8.66
78	25-Feb-12	4,874,359.13	4,493,490.57	9,367,849.70	578,822,185.85	4,493,490.57	0	0	4,493,490.57	8.94	8.94	10.622	100	8.68
79	25-Mar-12	4,837,192.91	4,182,472.64	9,019,665.55	573,984,992.94	4,182,472.64	0	0	4,182,472.64	8.97	8.97	11.362	100	8.71
80	25-Apr-12	4,800,343.67	4,446,900.90	9,247,244.57	569,184,649.27	4,446,900.90	0	0	4,446,900.90	8.997	8.997	10.626	100	8.737
81	25-May-12	4,763,736.71	4,275,999.68	9,039,736.39	564,420,912.56	4,275,999.68	0	0	4,275,999.68	9.015	9.015	10.985	100	8.755
82	25-Jun-12	4,727,460.43	4,385,440.74	9,112,901.17	559,693,452.13	4,385,440.74	0	0	4,385,440.74	9.023	9.023	10.63	100	8.763
83	25-Jul-12	4,691,459.69	4,207,961.94	8,899,421.62	555,001,992.44	4,207,961.94	0	0	4,207,961.94	9.022	9.022	10.989	100	8.762
84	25-Aug-12	4,655,361.58	4,306,044.63	8,961,406.20	550,346,630.87	4,306,044.63	0	0	4,306,044.63	9.01	9.01	10.642	100	8.75
85	25-Sep-12	4,620,471.34	4,259,973.38	8,880,444.73	545,726,159.52	4,259,973.38	0	0	4,259,973.38	8.989	8.989	10.649	100	8.729
86	25-Oct-12	4,585,313.59	4,080,667.36	8,665,980.94	541,140,845.93	4,080,667.36	0	0	4,080,667.36	8.973	8.973	11.008	100	8.713
87	25-Nov-12	4,550,426.64	4,178,464.14	8,728,890.77	536,590,419.30	4,178,464.14	0	0	4,178,464.14	8.967	8.967	10.653	100	8.707
88	25-Dec-12	4,515,808.19	4,011,460.54	8,527,268.73	532,074,611.11	4,011,460.54	0	0	4,011,460.54	8.971	8.971	11.012	100	8.711
89	25-Jan-13	4,481,418.02	4,117,163.78	8,598,581.80	527,593,193.09	4,117,163.78	0	0	4,117,163.78	8.986	8.986	10.66	100	8.726
90	25-Feb-13	4,447,314.13	4,094,753.36	8,542,067.49	523,145,878.96	4,094,753.36	0	0	4,094,753.36	9.013	9.013	10.664	100	8.753
91	25-Mar-13	4,413,474.06	3,682,365.71	8,095,839.78	518,732,404.90	3,682,365.71	0	0	3,682,365.71	9.05	9.05	11.817	100	8.79
92	25-Apr-13	4,379,908.86	4,057,251.10	8,437,159.96	514,352,496.04	4,057,251.10	0	0	4,057,251.10	9.083	9.083	10.668	100	8.823
93	25-May-13	4,346,541.46	3,902,220.94	8,248,762.40	510,005,954.57	3,902,220.94	0	0	3,902,220.94	9.104	9.104	11.029	100	8.844
94	25-Jun-13	4,313,500.82	4,002,611.73	8,316,112.55	505,692,453.76	4,002,611.73	0	0	4,002,611.73	9.114	9.114	10.672	100	8.854
95	25-Jul-13	4,280,714.28	3,839,048.54	8,119,762.82	501,411,739.48	3,839,048.54	0	0	3,839,048.54	9.11	9.11	11.033	100	8.85
96	25-Aug-13	4,248,189.56	3,926,527.48	8,174,717.03	497,163,549.92	3,926,527.48	0	0	3,926,527.48	9.094	9.094	10.676	100	8.834
97	25-Sep-13	4,215,922.26	3,881,701.09	8,097,623.35	492,947,627.66	3,881,701.09	0	0	3,881,701.09	9.067	9.067	10.677	100	8.807
98	25-Oct-13	4,183,900.06	3,715,181.95	7,899,082.02	488,763,727.59	3,715,181.95	0	0	3,715,181.95	9.044	9.044	11.037	100	8.784
99	25-Nov-13	4,152,122.89	3,801,807.92	7,953,930.81	484,611,604.71	3,801,807.92	0	0	3,801,807.92	9.033	9.033	10.681	100	8.773
100	25-Dec-13	4,120,591.07	3,648,317.70	7,768,908.77	480,491,013.64	3,648,317.70	0	0	3,648,317.70	9.034	9.034	11.041	100	8.774
101	25-Jan-14	4,089,272.52	3,743,251.89	7,832,524.42	476,401,741.11	3,743,251.89	0	0	3,743,251.89	9.047	9.047	10.686	100	8.787
102	25-Feb-14	4,058,215.61	3,722,470.87	7,780,686.48	472,343,525.51	3,722,470.87	0	0	3,722,470.87	9.074	9.074	10.69	100	8.814
103	25-Mar-14	4,027,392.97	3,347,918.43	7,375,311.39	468,316,132.54	3,347,918.43	0	0	3,347,918.43	9.113	9.113	11.846	100	8.853
104	25-Apr-14	3,996,820.38	3,688,731.04	7,685,551.42	464,319,312.17	3,688,731.04	0	0	3,688,731.04	9.147	9.147	10.695	100	8.887
105	25-May-14	3,966,435.24	3,547,399.54	7,513,834.78	460,352,876.93	3,547,399.54	0	0	3,547,399.54	9.168	9.168	11.056	100	8.908
106	25-Jun-14	3,936,341.16	3,638,296.66	7,574,637.82	456,416,535.77	3,638,296.66	0	0	3,638,296.66	9.178	9.178	10.699	100	8.918
107	25-Jul-14	3,906,479.42	3,489,304.42	7,395,783.84	452,510,056.35	3,489,304.42	0	0	3,489,304.42	9.174	9.174	11.061	100	8.914
108	25-Aug-14	3,876,856.19	3,568,129.78	7,444,985.97	448,633,200.16	3,568,129.78	0	0	3,568,129.78	9.157	9.157	10.703	100	8.897
109	25-Sep-14	3,847,468.07	3,526,742.97	7,374,211.04	444,785,732.09	3,526,742.97	0	0	3,526,742.97	9.129	9.129	10.705	100	8.869
110	25-Oct-14	3,818,302.69	3,374,811.74	7,193,114.43	440,967,429.40	3,374,811.74	0	0	3,374,811.74	9.105	9.105	11.066	100	8.845
111	25-Nov-14	3,789,360.49	3,453,191.44	7,242,551.93	437,178,068.90	3,453,191.44	0	0	3,453,191.44	9.094	9.094	10.708	100	8.834
112	25-Dec-14	3,760,641.91	3,313,445.45	7,074,087.36	433,417,427.00	3,313,445.45	0	0	3,313,445.45	9.095	9.095	11.07	100	8.835
113	25-Jan-15	3,732,118.78	3,399,666.10	7,131,784.88	429,685,308.22	3,399,666.10	0	0	3,399,666.10	9.109	9.109	10.714	100	8.849
114	25-Feb-15	3,703,832.02	3,380,752.07	7,084,584.09	425,981,476.20	3,380,752.07	0	0	3,380,752.07	9.137	9.137	10.718	100	8.877
115	25-Mar-15	3,675,758.32	3,040,513.78	6,716,272.10	422,305,717.88	3,040,513.78	0	0	3,040,513.78	9.177	9.177	11.877	100	8.917
116	25-Apr-15	3,647,913.77	3,349,963.57	6,997,877.34	418,657,804.11	3,349,963.57	0	0	3,349,963.57	9.212	9.212	10.723	100	8.952
117	25-May-15	3,620,952.16	3,221,571.80	6,842,523.96	415,036,851.95	3,221,571.80	0	0	3,221,571.80	9.234	9.234	11.085	100	8.974
118	25-Jun-15	3,598,373.02	3,303,739.46	6,902,112.47	411,438,478.93	3,303,739.46	0	0	3,303,739.46	9.244	9.244	10.728	100	8.984
119	25-Jul-15	3,603,812.68	3,168,419.15	6,772,231.83	407,834,666.25	3,168,419.15	0	0	3,168,419.15	9.241	9.241	11.09	100	8.981
120	25-Aug-15	3,640,892.07	3,239,385.44	6,880,277.51	404,193,774.18	3,239,385.44	0	0	3,239,385.44	9.224	9.224	10.732	100	8.964
121	25-Sep-15	3,620,262.86	3,291,215.17	6,911,478.04	400,573,511.31	3,291,215.17	0	0	3,291,215.17	9.456	9.456	10.739	100	8.936
122	25-Oct-15	3,593,048.05	3,148,841.61	6,741,889.66	396,980,463.26	3,148,841.61	0	0	3,148,841.61	9.433	9.433	11.102	100	8.913
123	25-Nov-15	3,566,041.68	3,220,173.19	6,786,214.87	393,414,421.58	3,220,173.19	0	0	3,220,173.19	9.42	9.42	10.744	100	8.9
124	25-Dec-15	3,539,245.44	3,087,647.52	6,626,892.96	389,875,176.14	3,087,647.52	0	0	3,087,647.52	9.418	9.418	11.106	100	8.898
125	25-Jan-16	3,512,607.94	3,165,223.28	6,677,831.22	386,362,568.20	3,165,223.28	0	0	3,165,223.28	9.428	9.428	10.749	100	8.908
126	25-Feb-16	3,486,178.87	3,143,692.70	6,629,871.57	382,876,389.33	3,143,692.70	0	0	3,143,692.70	9.449	9.449	10.752	100	8.929
127	25-Mar-16	3,459,962.97	2,924,207.79	6,384,170.76	379,416,426.35	2,924,207.79	0	0	2,924,207.79	9.481	9.481	11.502	100	8.961
128	25-Apr-16	3,432,340.85	3,106,777.63	6,539,118.48	375,984,085.51	3,106,777.63	0	0	3,106,777.63	9.509	9.509	10.757	100	8.989
129	25-May-16	3,409,822.41	2,985,313.64	6,395,136.05	372,574,263.10	2,985,313.64	0	0	2,985,313.64	9.528	9.528	11.122	100	9.008
130	25-Jun-16	3,373,958.83	3,059,414.26	6,433,373.09	369,200,304.27	3,059,414.26	0	0	3,059,414.26	9.536	9.536	10.763	100	9.016
131	25-Jul-16	3,365,862.95	2,932,988.75	6,298,851.70	365,834,441.31	2,932,988.75	0	0	2,932,988.75	9.533	9.533	11.127	100	9.013
132	25-Aug-16	3,330,115.42	2,999,029.45	6,329,144.88	362,504,325.89	2,999,029.45	0	0	2,999,029.45	9.52	9.52	10.768	100	9
133	25-Sep-16	3,309,021.47	2,964,550.31	6,273,571.77	359,195,304.42	2,964,550.31	0	0	2,964,550.31	9.497	9.497	10.77	100	8.977
134	25-Oct-16	3,282,312.86	2,837,642.90	6,119,955.77	355,912,991.56	2,837,642.90	0	0	2,837,642.90	9.48	9.48	11.134	100	8.96
135	25-Nov-16	3,257,728.82	2,903,291.02	6,161,019.84	352,655,262.74	2,903,291.02	0	0	2,903,291.02	9.473	9.473	10.775	100	8.953
136	25-Dec-16	3,233,335.11	2,785,388.82	6,018,723.93	349,421,927.63	2,785,388.82	0	0	2,785,388.82	9.478	9.478	11.139	100	8.958
137	25-Jan-17	3,209,091.82	2,856,961.04	6,066,052.86	346,212,835.81	2,856,961.04	0	0	2,856,961.04	9.495	9.495	10.781	100	8.975
138	25-Feb-17	3,185,037.24	2,839,070.27	6,024,107.52	343,027,798.56	2,839,070.27	0	0	2,839,070.27	9.523	9.523	10.784	100	9.003
139	25-Mar-17	3,161,160.56	2,551,135.85	5,712,296.42	339,866,638.00	2,551,135.85	0	0	2,551,135.85	9.562	9.562	11.951	100	9.042
140	25-Apr-17	3,119,802.41	2,808,100.89	5,927,903.31	336,746,835.59	2,808,100.89	0	0	2,808,100.89	9.595	9.595	10.79	100	9.075
141	25-May-17	3,131,748.24	2,698,184.02	5,829,932.26	333,615,087.35	2,698,184.02	0	0	2,698,184.02	9.615	9.615	11.154	100	9.095
142	25-Jun-17	3,067,410.93	2,763,917.59	5,831,328.53	330,547,676.42	2,763,917.59	0	0	2,763,917.59	9.621	9.621	10.796	100	9.101
143	25-Jul-17	3,091,026.32	2,648,237.80	5,739,264.12	327,456,650.10	2,648,237.80	0	0	2,648,237.80	9.614	9.614	11.16	100	9.094

IMM 2005-6
Fwd up 200 bps, 6 CPR, 3 CDR, 40% severity

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
144	25-Aug-17	3,031,315.62	2,704,719.16	5,736,034.78	324,425,334.47	2,704,719.16	0	0	2,704,719.16	9.592	9.592	10.8	100	9.072
145	25-Sep-17	3,018,374.15	2,670,462.08	5,688,836.23	321,406,960.33	2,670,462.08	0	0	2,670,462.08	9.559	9.559	10.802	100	9.039
146	25-Oct-17	3,016,706.01	2,552,774.78	5,569,480.79	318,390,254.32	2,552,774.78	0	0	2,552,774.78	9.531	9.531	11.167	100	9.011
147	25-Nov-17	2,977,061.14	2,609,270.04	5,586,331.18	315,413,193.18	2,609,270.04	0	0	2,609,270.04	9.517	9.517	10.808	100	8.997
148	25-Dec-17	2,954,859.85	2,501,226.62	5,456,086.47	312,458,333.33	2,501,226.62	0	0	2,501,226.62	9.516	9.516	11.173	100	8.996
149	25-Jan-18	2,932,830.37	2,564,154.59	5,496,984.97	309,525,502.96	2,564,154.59	0	0	2,564,154.59	9.53	9.53	10.813	100	9.01
150	25-Feb-18	2,910,948.09	2,547,816.19	5,458,764.28	306,614,554.87	2,547,816.19	0	0	2,547,816.19	9.559	9.559	10.817	100	9.039
151	25-Mar-18	2,889,214.25	2,289,627.15	5,178,841.40	303,725,340.62	2,289,627.15	0	0	2,289,627.15	9.601	9.601	11.987	100	9.081
152	25-Apr-18	2,848,453.77	2,520,996.26	5,369,450.03	300,876,886.85	2,520,996.26	0	0	2,520,996.26	9.639	9.639	10.823	100	9.119
153	25-May-18	2,865,587.52	2,422,560.40	5,288,147.93	298,011,299.32	2,422,560.40	0	0	2,422,560.40	9.662	9.662	11.189	100	9.142
154	25-Jun-18	2,799,693.63	2,481,523.53	5,281,217.16	295,211,605.70	2,481,523.53	0	0	2,481,523.53	9.67	9.67	10.829	100	9.15
155	25-Jul-18	2,829,628.36	2,377,191.45	5,206,819.82	292,381,977.33	2,377,191.45	0	0	2,377,191.45	9.663	9.663	11.194	100	9.143
156	25-Aug-18	2,767,168.97	2,427,095.28	5,194,264.25	289,614,808.37	2,427,095.28	0	0	2,427,095.28	9.64	9.64	10.834	100	9.12
157	25-Sep-18	2,756,278.86	2,394,897.25	5,151,176.11	286,858,529.51	2,394,897.25	0	0	2,394,897.25	9.603	9.603	10.836	100	9.083
158	25-Oct-18	2,764,679.75	2,288,174.87	5,052,854.62	284,093,849.76	2,288,174.87	0	0	2,288,174.87	9.572	9.572	11.202	100	9.052
159	25-Nov-18	2,721,782.22	2,337,500.52	5,059,282.74	281,372,067.54	2,337,500.52	0	0	2,337,500.52	9.555	9.555	10.843	100	9.035
160	25-Dec-18	2,701,578.69	2,239,487.18	4,941,065.88	278,670,488.85	2,239,487.18	0	0	2,239,487.18	9.551	9.551	11.209	100	9.031
161	25-Jan-19	2,681,533.06	2,294,317.36	4,975,850.42	275,988,955.78	2,294,317.36	0	0	2,294,317.36	9.561	9.561	10.849	100	9.041
162	25-Feb-19	2,661,628.00	2,278,181.50	4,939,809.50	273,327,327.79	2,278,181.50	0	0	2,278,181.50	9.586	9.586	10.852	100	9.066
163	25-Mar-19	2,641,855.64	2,045,733.57	4,687,589.21	270,685,472.15	2,045,733.57	0	0	2,045,733.57	9.623	9.623	12.027	100	9.103
164	25-Apr-19	2,608,708.29	2,250,952.71	4,859,661.01	268,076,763.85	2,250,952.71	0	0	2,250,952.71	9.657	9.657	10.859	100	9.137
165	25-May-19	2,616,412.93	2,161,815.70	4,778,228.63	265,460,350.92	2,161,815.70	0	0	2,161,815.70	9.677	9.677	11.226	100	9.157
166	25-Jun-19	2,565,220.32	2,213,902.46	4,779,122.77	262,895,130.61	2,213,902.46	0	0	2,213,902.46	9.685	9.685	10.865	100	9.165
167	25-Jul-19	2,582,810.77	2,120,468.31	4,703,279.08	260,312,319.84	2,120,468.31	0	0	2,120,468.31	9.679	9.679	11.233	100	9.159
168	25-Aug-19	2,534,389.36	2,165,364.65	4,699,754.00	257,777,930.48	2,165,364.65	0	0	2,165,364.65	9.66	9.66	10.872	100	9.14
169	25-Sep-19	2,522,282.80	2,137,179.54	4,659,462.34	255,255,647.68	2,137,179.54	0	0	2,137,179.54	9.628	9.628	10.874	100	9.108
170	25-Oct-19	2,521,627.35	2,042,045.18	4,563,672.54	252,734,020.32	2,042,045.18	0	0	2,042,045.18	9.6	9.6	11.242	100	9.08
171	25-Nov-19	2,488,547.05	2,085,350.52	4,573,897.57	250,245,473.27	2,085,350.52	0	0	2,085,350.52	9.582	9.582	10.881	100	9.062
172	25-Dec-19	2,470,170.57	1,996,750.34	4,466,920.91	247,775,302.71	1,996,750.34	0	0	1,996,750.34	9.575	9.575	11.249	100	9.055
173	25-Jan-20	2,451,937.39	2,043,795.23	4,495,732.63	245,323,365.31	2,043,795.23	0	0	2,043,795.23	9.579	9.579	10.888	100	9.059
174	25-Feb-20	2,632,741.52	2,026,950.23	4,659,691.75	242,690,623.79	2,026,950.23	0	0	2,026,950.23	9.595	9.595	10.891	100	9.075
175	25-Mar-20	2,413,909.10	1,880,717.51	4,294,626.60	240,276,714.70	1,880,717.51	0	0	1,880,717.51	9.62	9.62	11.653	100	9.1
176	25-Apr-20	2,394,959.53	1,994,977.52	4,389,937.05	237,881,755.16	1,994,977.52	0	0	1,994,977.52	9.642	9.642	10.9	100	9.122
177	25-May-20	2,400,238.80	1,913,956.96	4,314,195.76	235,481,516.36	1,913,956.96	0	0	1,913,956.96	9.655	9.655	11.269	100	9.135
178	25-Jun-20	2,510,907.63	1,958,205.42	4,469,113.05	232,970,608.73	1,958,205.42	0	0	1,958,205.42	9.657	9.657	10.907	100	9.137
179	25-Jul-20	2,375,982.65	1,873,083.69	4,249,066.35	230,594,626.08	1,873,083.69	0	0	1,873,083.69	9.648	9.648	11.277	100	9.128
180	25-Aug-20	2,312,962.21	1,912,007.37	4,224,969.58	228,281,663.87	1,912,007.37	0	0	1,912,007.37	9.629	9.629	10.914	100	9.109
181	25-Sep-20	2,296,018.87	1,887,128.42	4,183,147.29	225,985,645.00	1,887,128.42	0	0	1,887,128.42	9.6	9.6	10.917	100	9.08
182	25-Oct-20	2,279,186.15	1,803,553.77	4,082,739.92	223,706,458.85	1,803,553.77	0	0	1,803,553.77	9.577	9.577	11.287	100	9.057
183	25-Nov-20	2,262,482.69	1,842,371.83	4,104,854.52	221,443,976.16	1,842,371.83	0	0	1,842,371.83	9.564	9.564	10.924	100	9.044
184	25-Dec-20	2,245,910.44	1,764,723.95	4,010,634.40	219,198,065.72	1,764,723.95	0	0	1,764,723.95	9.563	9.563	11.294	100	9.043
185	25-Jan-21	2,229,468.57	1,806,940.99	4,036,409.56	216,968,597.14	1,806,940.99	0	0	1,806,940.99	9.573	9.573	10.931	100	9.053
186	25-Feb-21	2,213,142.78	1,792,859.73	4,006,002.51	214,755,454.37	1,792,859.73	0	0	1,792,859.73	9.596	9.596	10.935	100	9.076
187	25-Mar-21	2,196,929.54	1,608,184.29	3,805,113.83	212,558,524.83	1,608,184.29	0	0	1,608,184.29	9.628	9.628	12.119	100	9.108
188	25-Apr-21	2,180,869.92	1,767,400.52	3,948,270.43	210,377,654.91	1,767,400.52	0	0	1,767,400.52	9.656	9.656	10.943	100	9.136
189	25-May-21	2,164,940.20	1,695,468.58	3,860,408.79	208,212,714.71	1,695,468.58	0	0	1,695,468.58	9.671	9.671	11.314	100	9.151
190	25-Jun-21	2,149,136.25	1,734,134.30	3,883,270.55	206,063,578.45	1,734,134.30	0	0	1,734,134.30	9.672	9.672	10.95	100	9.152
191	25-Jul-21	2,133,456.84	1,658,811.81	3,792,268.65	203,930,121.61	1,658,811.81	0	0	1,658,811.81	9.66	9.66	11.322	100	9.14
192	25-Aug-21	2,117,916.70	1,691,792.96	3,809,709.66	201,812,204.91	1,691,792.96	0	0	1,691,792.96	9.634	9.634	10.958	100	9.114
193	25-Sep-21	2,102,518.08	1,667,792.88	3,770,310.96	199,709,686.83	1,667,792.88	0	0	1,667,792.88	9.597	9.597	10.961	100	9.077
194	25-Oct-21	2,087,209.94	1,591,852.63	3,679,062.57	197,622,476.90	1,591,852.63	0	0	1,591,852.63	9.565	9.565	11.332	100	9.045
195	25-Nov-21	2,072,017.98	1,624,319.52	3,696,337.50	195,550,458.92	1,624,319.52	0	0	1,624,319.52	9.545	9.545	10.969	100	9.025
196	25-Dec-21	2,056,946.34	1,554,626.15	3,611,572.49	193,493,512.58	1,554,626.15	0	0	1,554,626.15	9.54	9.54	11.341	100	9.02
197	25-Jan-22	2,041,992.94	1,590,882.16	3,632,875.10	191,451,519.64	1,590,882.16	0	0	1,590,882.16	9.548	9.548	10.977	100	9.028
198	25-Feb-22	2,027,146.91	1,577,555.20	3,604,702.11	189,424,372.73	1,577,555.20	0	0	1,577,555.20	9.569	9.569	10.981	100	9.049
199	25-Mar-22	2,012,402.57	1,414,957.97	3,427,360.54	187,411,970.16	1,414,957.97	0	0	1,414,957.97	9.604	9.604	12.171	100	9.084
200	25-Apr-22	1,997,797.76	1,554,759.29	3,552,557.05	185,414,172.40	1,554,759.29	0	0	1,554,759.29	9.634	9.634	10.99	100	9.114
201	25-May-22	1,983,311.51	1,491,038.97	3,474,350.48	183,430,860.89	1,491,038.97	0	0	1,491,038.97	9.65	9.65	11.363	100	9.13
202	25-Jun-22	1,968,939.98	1,524,575.41	3,493,515.39	181,461,920.91	1,524,575.41	0	0	1,524,575.41	9.652	9.652	10.999	100	9.132
203	25-Jul-22	1,954,682.18	1,457,895.32	3,412,577.49	179,507,238.74	1,457,895.32	0	0	1,457,895.32	9.641	9.641	11.372	100	9.121
204	25-Aug-22	1,940,554.03	1,486,245.14	3,426,799.17	177,566,684.71	1,486,245.14	0	0	1,486,245.14	9.615	9.615	11.007	100	9.095
205	25-Sep-22	1,926,553.13	1,464,367.79	3,390,920.92	175,640,131.58	1,464,367.79	0	0	1,464,367.79	9.577	9.577	11.011	100	9.057
206	25-Oct-22	1,912,633.96	1,396,924.51	3,309,558.47	173,727,497.62	1,396,924.51	0	0	1,396,924.51	9.544	9.544	11.385	100	9.024
207	25-Nov-22	1,898,820.56	1,424,777.81	3,323,598.38	171,828,677.05	1,424,777.81	0	0	1,424,777.81	9.524	9.524	11.02	100	9.004
208	25-Dec-22	1,885,117.02	1,362,887.79	3,248,004.81	169,943,560.03	1,362,887.79	0	0	1,362,887.79	9.518	9.518	11.394	100	8.998
209	25-Jan-23	1,871,521.24	1,393,891.24	3,265,412.48	168,072,038.79	1,393,891.24	0	0	1,393,891.24	9.525	9.525	11.029	100	9.005
210	25-Feb-23	1,858,021.03	1,381,724.90	3,239,745.93	166,214,017.76	1,381,724.90	0	0	1,381,724.90	9.547	9.547	11.034	100	9.027
211	25-Mar-23	1,844,615.71	1,238,608.39	3,083,224.10	164,369,402.05	1,238,608.39	0	0	1,238,608.39	9.581	9.581	12.23	100	9.061
212	25-Apr-23	1,831,337.86	1,360,202.46	3,191,540.32	162,538,064.20	1,360,202.46	0	0	1,360,202.46	9.61	9.61	11.045	100	9.09
213	25-May-23	1,818,168.28	1,303,961.62	3,122,129.90	160,719,895.91	1,303,961.62	0	0	1,303,961.62	9.627	9.627	11.42	100	9.107
214	25-Jun-23	1,805,103.39	1,332,769.74	3,137,873.13	158,914,792.52	1,332,769.74	0	0	1,332,769.74	9.63	9.63	11.055	100	9.11
215	25-Jul-23	1,792,145.35	1,273,834.49	3,065,979.85	157,122,647.17	1,273,834.49	0	0	1,273,834.49	9.619	9.619	11.431	100	9.099
216	25-Aug-23	1,779,305.52	1,298,204.05	3,077,509.57	155,343,341.65	1,298,204.05	0	0	1,298,204.05	9.595	9.595	11.064	100	9.075

IMM 2005-6
Fwd up 200 bps, 6 CPR, 3 CDR, 40% severity

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
217	25-Sep-23	1,766,579.66	1,278,687.14	3,045,266.80	153,576,761.99	1,278,687.14	0	0	1,278,687.14	9.559	9.559	11.068	100	9.039
218	25-Oct-23	1,753,927.56	1,219,143.53	2,973,071.09	151,822,834.43	1,219,143.53	0	0	1,219,143.53	9.526	9.526	11.445	100	9.006
219	25-Nov-23	1,741,371.63	1,242,648.81	2,984,020.45	150,081,462.79	1,242,648.81	0	0	1,242,648.81	9.505	9.505	11.079	100	8.985
220	25-Dec-23	1,728,916.38	1,187,644.64	2,916,561.02	148,352,546.41	1,187,644.64	0	0	1,187,644.64	9.496	9.496	11.456	100	8.976
221	25-Jan-24	1,716,561.00	1,213,350.75	2,929,911.75	146,635,985.42	1,213,350.75	0	0	1,213,350.75	9.498	9.498	11.09	100	8.978
222	25-Feb-24	1,704,293.62	1,201,205.33	2,905,498.95	144,931,691.80	1,201,205.33	0	0	1,201,205.33	9.513	9.513	11.096	100	8.993
223	25-Mar-24	1,692,117.25	1,113,566.55	2,805,683.80	143,239,574.55	1,113,566.55	0	0	1,113,566.55	9.538	9.538	11.872	100	9.018
224	25-Apr-24	1,680,050.58	1,179,303.35	2,859,353.93	141,559,523.97	1,179,303.35	0	0	1,179,303.35	9.561	9.561	11.108	100	9.041
225	25-May-24	1,668,090.20	1,129,527.04	2,797,617.24	139,891,433.77	1,129,527.04	0	0	1,129,527.04	9.575	9.575	11.486	100	9.055
226	25-Jun-24	1,656,216.61	1,153,785.69	2,810,002.29	138,235,217.16	1,153,785.69	0	0	1,153,785.69	9.578	9.578	11.119	100	9.058
227	25-Jul-24	1,644,448.33	1,102,425.86	2,746,874.19	136,590,768.83	1,102,425.86	0	0	1,102,425.86	9.57	9.57	11.498	100	9.05
228	25-Aug-24	1,632,778.15	1,123,622.22	2,756,400.37	134,957,990.68	1,123,622.22	0	0	1,123,622.22	9.553	9.553	11.13	100	9.033
229	25-Sep-24	1,621,203.72	1,106,936.69	2,728,140.41	133,336,786.96	1,106,936.69	0	0	1,106,936.69	9.525	9.525	11.136	100	9.005
230	25-Oct-24	1,609,705.33	1,055,694.01	2,665,399.34	131,727,081.63	1,055,694.01	0	0	1,055,694.01	9.501	9.501	11.516	100	8.981
231	25-Nov-24	1,598,296.28	1,076,239.53	2,674,535.81	130,128,785.35	1,076,239.53	0	0	1,076,239.53	9.488	9.488	11.149	100	8.968
232	25-Dec-24	1,586,978.17	1,028,668.05	2,615,646.22	128,541,807.19	1,028,668.05	0	0	1,028,668.05	9.486	9.486	11.529	100	8.966
233	25-Jan-25	1,575,738.19	1,050,989.95	2,626,728.14	126,966,069.00	1,050,989.95	0	0	1,050,989.95	9.495	9.495	11.162	100	8.975
234	25-Feb-25	1,564,582.46	1,040,402.29	2,604,984.75	125,401,486.54	1,040,402.29	0	0	1,040,402.29	9.516	9.516	11.169	100	8.996
235	25-Mar-25	1,553,512.64	931,161.77	2,484,674.42	123,847,973.90	931,161.77	0	0	931,161.77	9.547	9.547	12.382	100	9.027
236	25-Apr-25	1,542,549.84	1,021,037.10	2,563,586.94	122,305,424.05	1,021,037.10	0	0	1,021,037.10	9.574	9.574	11.183	100	9.054
237	25-May-25	1,531,679.45	977,322.26	2,509,001.71	120,773,744.61	977,322.26	0	0	977,322.26	9.589	9.589	11.566	100	9.069
238	25-Jun-25	1,520,893.71	997,564.29	2,518,458.00	119,252,850.89	997,564.29	0	0	997,564.29	9.592	9.592	11.198	100	9.072
239	25-Jul-25	1,510,098.63	952,134.64	2,462,233.27	117,742,752.26	952,134.64	0	0	952,134.64	9.581	9.581	11.58	100	9.061
240	25-Aug-25	1,498,663.62	969,081.72	2,467,745.34	116,244,088.64	969,081.72	0	0	969,081.72	9.558	9.558	11.211	100	9.038
241	25-Sep-25	1,488,167.88	953,243.50	2,441,411.38	114,755,920.77	953,243.50	0	0	953,243.50	9.523	9.523	11.217	100	9.003
242	25-Oct-25	1,477,734.94	907,719.33	2,385,454.28	113,278,185.82	907,719.33	0	0	907,719.33	9.492	9.492	11.601	100	8.972
243	25-Nov-25	1,467,382.51	924,142.32	2,391,524.83	111,810,803.31	924,142.32	0	0	924,142.32	9.474	9.474	11.233	100	8.954
244	25-Dec-25	1,457,113.27	882,280.41	2,339,393.68	110,353,690.04	882,280.41	0	0	882,280.41	9.469	9.469	11.617	100	8.949
245	25-Jan-26	1,446,916.01	900,568.88	2,347,484.89	108,906,774.03	900,568.88	0	0	900,568.88	9.477	9.477	11.249	100	8.957
246	25-Feb-26	1,436,794.37	890,824.13	2,327,618.50	107,469,979.66	890,824.13	0	0	890,824.13	9.499	9.499	11.257	100	8.979
247	25-Mar-26	1,426,750.11	796,842.13	2,223,592.25	106,043,229.55	796,842.13	0	0	796,842.13	9.533	9.533	12.481	100	9.013
248	25-Apr-26	1,416,804.39	873,245.38	2,290,049.76	104,626,425.16	873,245.38	0	0	873,245.38	9.563	9.563	11.274	100	9.043
249	25-May-26	1,406,945.48	835,267.63	2,242,213.11	103,219,479.69	835,267.63	0	0	835,267.63	9.58	9.58	11.661	100	9.06
250	25-Jun-26	1,397,161.22	851,858.90	2,249,020.12	101,822,318.47	851,858.90	0	0	851,858.90	9.584	9.584	11.291	100	9.064
251	25-Jul-26	1,387,471.04	812,287.55	2,199,758.58	100,434,847.43	812,287.55	0	0	812,287.55	9.573	9.573	11.679	100	9.053
252	25-Aug-26	1,377,861.90	825,850.64	2,203,712.54	99,056,985.53	825,850.64	0	0	825,850.64	9.549	9.549	11.308	100	9.029
253	25-Sep-26	1,368,333.19	811,364.76	2,179,697.95	97,688,652.34	811,364.76	0	0	811,364.76	9.512	9.512	11.316	100	8.992
254	25-Oct-26	1,358,861.42	771,821.76	2,130,683.19	96,329,790.92	771,821.76	0	0	771,821.76	9.481	9.481	11.705	100	8.961
255	25-Nov-26	1,349,463.07	784,879.08	2,134,342.15	94,980,327.84	784,879.08	0	0	784,879.08	9.462	9.462	11.335	100	8.942
256	25-Dec-26	1,340,140.69	748,444.98	2,088,585.68	93,640,187.15	748,444.98	0	0	748,444.98	9.456	9.456	11.725	100	8.936
257	25-Jan-27	1,330,885.15	763,125.91	2,094,011.06	92,309,302.00	763,125.91	0	0	763,125.91	9.464	9.464	11.355	100	8.944
258	25-Feb-27	1,321,697.48	754,028.53	2,075,726.01	90,987,604.52	754,028.53	0	0	754,028.53	9.486	9.486	11.365	100	8.966
259	25-Mar-27	1,312,580.85	673,712.66	1,986,293.51	89,675,023.67	673,712.66	0	0	673,712.66	9.52	9.52	12.603	100	9
260	25-Apr-27	1,303,553.70	737,452.52	2,041,006.22	88,371,469.98	737,452.52	0	0	737,452.52	9.55	9.55	11.387	100	9.03
261	25-May-27	1,294,607.54	704,541.54	1,999,149.09	87,076,862.43	704,541.54	0	0	704,541.54	9.567	9.567	11.78	100	9.047
262	25-Jun-27	1,285,727.68	717,660.89	2,003,388.57	85,791,134.76	717,660.89	0	0	717,660.89	9.571	9.571	11.408	100	9.051
263	25-Jul-27	1,276,933.65	683,612.36	1,960,546.01	84,514,201.11	683,612.36	0	0	683,612.36	9.562	9.562	11.802	100	9.042
264	25-Aug-27	1,268,213.88	694,211.39	1,962,425.26	83,245,987.23	694,211.39	0	0	694,211.39	9.539	9.539	11.43	100	9.019
265	25-Sep-27	1,259,566.61	681,356.84	1,940,923.45	81,986,420.62	681,356.84	0	0	681,356.84	9.505	9.505	11.44	100	8.985
266	25-Oct-27	1,250,971.94	647,282.79	1,898,254.73	80,735,448.68	647,282.79	0	0	647,282.79	9.474	9.474	11.836	100	8.954
267	25-Nov-27	1,242,444.19	657,262.80	1,899,707.00	79,493,004.49	657,262.80	0	0	657,262.80	9.454	9.454	11.464	100	8.934
268	25-Dec-27	1,233,986.06	625,742.43	1,859,728.49	78,259,018.44	625,742.43	0	0	625,742.43	9.446	9.446	11.862	100	8.926
269	25-Jan-28	1,225,597.62	636,765.37	1,862,362.99	77,033,420.82	636,765.37	0	0	636,765.37	9.449	9.449	11.489	100	8.929
270	25-Feb-28	1,217,268.08	627,788.14	1,845,056.23	75,816,152.73	627,788.14	0	0	627,788.14	9.464	9.464	11.503	100	8.944
271	25-Mar-28	1,209,003.66	579,532.35	1,788,536.01	74,607,149.07	579,532.35	0	0	579,532.35	9.489	9.489	12.316	100	8.969
272	25-Apr-28	1,200,815.11	611,034.62	1,811,849.74	73,406,333.96	611,034.62	0	0	611,034.62	9.511	9.511	11.53	100	8.991
273	25-May-28	1,192,701.39	582,601.60	1,775,302.99	72,213,632.58	582,601.60	0	0	582,601.60	9.524	9.524	11.931	100	9.004
274	25-Jun-28	1,184,646.49	592,364.42	1,777,010.91	71,028,986.08	592,364.42	0	0	592,364.42	9.526	9.526	11.558	100	9.006
275	25-Jul-28	1,176,673.21	563,378.24	1,740,051.46	69,852,312.87	563,378.24	0	0	563,378.24	9.518	9.518	11.96	100	8.998
276	25-Aug-28	1,168,763.77	571,370.58	1,740,134.34	68,683,549.10	571,370.58	0	0	571,370.58	9.499	9.499	11.586	100	8.979
277	25-Sep-28	1,160,915.49	560,154.41	1,721,069.90	67,522,633.61	560,154.41	0	0	560,154.41	9.471	9.471	11.601	100	8.951
278	25-Oct-28	1,153,119.80	531,571.93	1,684,691.73	66,369,513.81	531,571.93	0	0	531,571.93	9.447	9.447	12.006	100	8.927
279	25-Nov-28	1,145,386.13	539,167.49	1,684,553.63	65,224,127.68	539,167.49	0	0	539,167.49	9.434	9.434	11.633	100	8.914
280	25-Dec-28	1,137,715.47	512,661.64	1,650,377.11	64,086,412.21	512,661.64	0	0	512,661.64	9.432	9.432	12.04	100	8.912
281	25-Jan-29	1,130,089.08	521,061.70	1,651,150.78	62,956,323.13	521,061.70	0	0	521,061.70	9.442	9.442	11.668	100	8.922
282	25-Feb-29	1,122,526.69	513,066.05	1,635,592.74	61,833,796.44	513,066.05	0	0	513,066.05	9.464	9.464	11.686	100	8.944
283	25-Mar-29	1,115,028.73	456,738.77	1,571,767.50	60,718,767.71	456,738.77	0	0	456,738.77	9.497	9.497	12.967	100	8.977
284	25-Apr-29	1,107,605.24	498,124.96	1,605,730.20	59,611,162.47	498,124.96	0	0	498,124.96	9.527	9.527	11.724	100	9.007
285	25-May-29	1,100,245.02	474,057.77	1,574,302.79	58,510,917.45	474,057.77	0	0	474,057.77	9.543	9.543	12.136	100	9.023
286	25-Jun-29	1,092,890.54	481,019.88	1,573,910.42	57,418,026.91	481,019.88	0	0	481,019.88	9.547	9.547	11.762	100	9.027
287	25-Jul-29	1,085,667.39	456,281.92	1,541,949.31	56,332,359.52	456,281.92	0	0	456,281.92	9.536	9.536	12.177	100	9.016
288	25-Aug-29	1,078,503.67	461,412.10	1,539,915.77	55,253,855.84	461,412.10	0	0	461,412.10	9.512	9.512	11.801	100	8.992
289	25-Sep-29	1,071,395.25	450,817.74	1,522,213.00	54,182,460.59	450,817.74	0	0	450,817.74	9.475	9.475	11.822	100	8.955

IMM 2005-6
Fwd up 200 bps, 6 CPR, 3 CDR, 40% severity

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
290	25-Oct-29	1,064,331.29	426,325.66	1,490,656.95	53,118,129.30	426,325.66	0	0	426,325.66	9.442	9.442	12.241	100	8.922
291	25-Nov-29	1,057,323.39	431,013.78	1,488,337.17	52,060,805.91	431,013.78	0	0	431,013.78	9.423	9.423	11.867	100	8.903
292	25-Dec-29	1,050,373.28	408,503.79	1,458,877.07	51,010,432.64	408,503.79	0	0	408,503.79	9.416	9.416	12.289	100	8.896
293	25-Jan-30	1,043,471.63	413,911.40	1,457,383.03	49,966,961.01	413,911.40	0	0	413,911.40	9.423	9.423	11.916	100	8.903
294	25-Feb-30	1,036,622.52	406,347.98	1,442,970.50	48,930,338.49	406,347.98	0	0	406,347.98	9.444	9.444	11.942	100	8.924
295	25-Mar-30	1,029,831.27	360,703.58	1,390,534.85	47,900,507.22	360,703.58	0	0	360,703.58	9.478	9.478	13.258	100	8.958
296	25-Apr-30	1,023,106.49	392,182.74	1,415,289.23	46,877,400.73	392,182.74	0	0	392,182.74	9.508	9.508	11.996	100	8.988
297	25-May-30	1,016,441.34	372,128.43	1,388,569.77	45,860,959.39	372,128.43	0	0	372,128.43	9.526	9.526	12.427	100	9.006
298	25-Jun-30	1,009,828.30	376,392.36	1,386,220.66	44,851,131.09	376,392.36	0	0	376,392.36	9.531	9.531	12.052	100	9.011
299	25-Jul-30	1,003,282.90	355,893.73	1,359,176.63	43,847,848.19	355,893.73	0	0	355,893.73	9.522	9.522	12.487	100	9.002
300	25-Aug-30	996,794.06	358,662.00	1,355,456.06	42,851,054.13	358,662.00	0	0	358,662.00	9.499	9.499	12.112	100	8.979
301	25-Sep-30	990,354.74	349,217.05	1,339,571.78	41,860,699.39	349,217.05	0	0	349,217.05	9.464	9.464	12.143	100	8.944
302	25-Oct-30	983,957.64	329,025.10	1,312,982.74	40,876,741.75	329,025.10	0	0	329,025.10	9.432	9.432	12.585	100	8.912
303	25-Nov-30	977,612.00	331,332.11	1,308,944.10	39,899,129.76	331,332.11	0	0	331,332.11	9.413	9.413	12.212	100	8.893
304	25-Dec-30	971,319.09	312,775.93	1,284,095.02	38,927,810.67	312,775.93	0	0	312,775.93	9.407	9.407	12.659	100	8.887
305	25-Jan-31	965,071.61	315,568.30	1,280,639.91	37,962,739.06	315,568.30	0	0	315,568.30	9.414	9.414	12.287	100	8.894
306	25-Feb-31	958,870.86	308,398.75	1,267,269.61	37,003,868.19	308,398.75	0	0	308,398.75	9.434	9.434	12.328	100	8.914
307	25-Mar-31	952,724.39	272,467.70	1,225,192.10	36,051,143.80	272,467.70	0	0	272,467.70	9.467	9.467	13.703	100	8.947
308	25-Apr-31	946,637.62	294,794.21	1,241,431.82	35,104,506.19	294,794.21	0	0	294,794.21	9.496	9.496	12.413	100	8.976
309	25-May-31	940,605.36	278,320.23	1,218,925.59	34,163,900.82	278,320.23	0	0	278,320.23	9.514	9.514	12.876	100	8.994
310	25-Jun-31	934,620.46	280,009.23	1,214,629.68	33,229,280.37	280,009.23	0	0	280,009.23	9.518	9.518	12.506	100	8.998
311	25-Jul-31	928,695.40	263,342.05	1,192,037.45	32,300,584.96	263,342.05	0	0	263,342.05	9.51	9.51	12.976	100	8.99
312	25-Aug-31	922,824.22	263,930.77	1,186,754.99	31,377,760.74	263,930.77	0	0	263,930.77	9.489	9.489	12.606	100	8.969
313	25-Sep-31	916,996.22	255,498.65	1,172,494.87	30,460,764.52	255,498.65	0	0	255,498.65	9.456	9.456	12.66	100	8.936
314	25-Oct-31	911,208.18	239,243.92	1,150,452.10	29,549,556.35	239,243.92	0	0	239,243.92	9.425	9.425	13.144	100	8.905
315	25-Nov-31	905,467.29	239,339.91	1,144,807.20	28,644,089.06	239,339.91	0	0	239,339.91	9.406	9.406	12.779	100	8.886
316	25-Dec-31	899,774.63	224,307.09	1,124,081.72	27,744,314.43	224,307.09	0	0	224,307.09	9.397	9.397	13.274	100	8.877
317	25-Jan-32	894,130.07	224,574.81	1,118,704.88	26,850,184.36	224,574.81	0	0	224,574.81	9.4	9.4	12.911	100	8.88
318	25-Feb-32	888,525.39	217,684.14	1,106,209.53	25,961,658.97	217,684.14	0	0	217,684.14	9.415	9.415	12.984	100	8.895
319	25-Mar-32	882,970.02	197,423.99	1,080,394.01	25,078,688.95	197,423.99	0	0	197,423.99	9.44	9.44	13.967	100	8.92
320	25-Apr-32	877,465.59	204,336.98	1,081,802.56	24,201,223.36	204,336.98	0	0	204,336.98	9.462	9.462	13.142	100	8.942
321	25-May-32	872,010.17	191,088.83	1,063,099.00	23,329,213.19	191,088.83	0	0	191,088.83	9.475	9.475	13.672	100	8.955
322	25-Jun-32	866,598.33	190,403.97	1,057,002.29	22,462,614.86	190,403.97	0	0	190,403.97	9.478	9.478	13.321	100	8.958
323	25-Jul-32	861,239.15	177,286.19	1,038,525.34	21,601,375.71	177,286.19	0	0	177,286.19	9.471	9.471	13.869	100	8.951
324	25-Aug-32	855,927.49	175,855.60	1,031,783.09	20,745,448.22	175,855.60	0	0	175,855.60	9.454	9.454	13.524	100	8.934
325	25-Sep-32	850,655.18	168,405.21	1,019,060.39	19,894,793.04	168,405.21	0	0	168,405.21	9.427	9.427	13.638	100	8.907
326	25-Oct-32	845,422.71	155,908.86	1,001,331.58	19,049,370.33	155,908.86	0	0	155,908.86	9.404	9.404	14.222	100	8.884
327	25-Nov-32	840,233.91	154,046.44	994,280.35	18,209,136.42	154,046.44	0	0	154,046.44	9.391	9.391	13.894	100	8.871
328	25-Dec-32	835,088.95	142,486.49	977,575.44	17,374,047.47	142,486.49	0	0	142,486.49	9.39	9.39	14.509	100	8.87
329	25-Jan-33	829,978.72	140,648.22	970,626.94	16,544,068.75	140,648.22	0	0	140,648.22	9.401	9.401	14.197	100	8.881
330	25-Feb-33	824,910.59	134,228.46	959,139.06	15,719,158.15	134,228.46	0	0	134,228.46	9.422	9.422	14.371	100	8.902
331	25-Mar-33	819,891.07	115,584.72	935,475.79	14,899,267.08	115,584.72	0	0	115,584.72	9.454	9.454	16.128	100	8.934
332	25-Apr-33	814,919.57	121,666.17	936,585.75	14,084,347.51	121,666.17	0	0	121,666.17	9.483	9.483	14.769	100	8.963
333	25-May-33	809,990.49	111,501.08	921,491.58	13,274,357.02	111,501.08	0	0	111,501.08	9.5	9.5	15.503	100	8.98
334	25-Jun-33	805,103.82	108,625.91	913,729.73	12,469,253.19	108,625.91	0	0	108,625.91	9.503	9.503	15.258	100	8.983
335	25-Jul-33	800,264.43	98,652.57	898,917.00	11,668,988.77	98,652.57	0	0	98,652.57	9.494	9.494	16.067	100	8.974
336	25-Aug-33	795,468.55	95,167.41	890,635.97	10,873,520.21	95,167.41	0	0	95,167.41	9.471	9.471	15.871	100	8.951
337	25-Sep-33	790,709.24	88,361.55	879,070.79	10,082,810.97	88,361.55	0	0	88,361.55	9.437	9.437	16.242	100	8.917
338	25-Oct-33	785,986.03	79,032.43	865,018.46	9,296,824.94	79,032.43	0	0	79,032.43	9.406	9.406	17.228	100	8.886
339	25-Nov-33	781,302.71	75,156.57	856,459.27	8,515,522.23	75,156.57	0	0	75,156.57	9.388	9.388	17.168	100	8.868
340	25-Dec-33	776,659.50	66,584.29	843,243.79	7,738,862.73	66,584.29	0	0	66,584.29	9.383	9.383	18.347	100	8.863
341	25-Jan-34	772,052.62	62,581.82	834,634.44	6,966,810.11	62,581.82	0	0	62,581.82	9.391	9.391	18.453	100	8.871
342	25-Feb-34	767,483.23	56,470.45	823,953.67	6,199,326.89	56,470.45	0	0	56,470.45	9.413	9.413	19.305	100	8.893
343	25-Mar-34	761,816.25	45,545.77	807,362.01	5,437,510.64	45,545.77	0	0	45,545.77	9.446	9.446	22.549	100	8.926
344	25-Apr-34	757,338.41	44,378.85	801,717.26	4,680,172.23	44,378.85	0	0	44,378.85	9.478	9.478	21.699	100	8.958
345	25-May-34	752,899.57	37,035.76	789,935.33	3,927,272.66	37,035.76	0	0	37,035.76	9.496	9.496	24.248	100	8.976
346	25-Jun-34	748,469.28	32,134.04	780,603.32	3,178,803.37	32,134.04	0	0	32,134.04	9.502	9.502	25.89	100	8.982
347	25-Jul-34	744,108.72	25,152.28	769,261.00	2,434,694.65	25,152.28	0	0	25,152.28	9.495	9.495	30.425	100	8.975
348	25-Aug-34	736,376.30	19,862.64	756,238.95	1,698,318.35	19,862.64	0	0	19,862.64	9.474	9.474	35.132	100	8.954
349	25-Sep-34	732,107.80	13,808.37	745,916.16	966,210.55	13,808.37	0	0	13,808.37	9.442	9.442	45.677	100	8.922
350	25-Oct-34	727,394.67	7,578.31	734,972.98	238,815.88	7,578.31	0	0	7,578.31	9.412	9.412	74.504	100	8.892
351	25-Nov-34	238,815.88	1,931.64	240,747.52	0	1,931.64	0	0	1,931.64	9.393	9.393	258.776	100	8.873



Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Call, Pricing Speed, No Defaults, Static LIBOR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	LIBOR_1MO
Total		1,057,433,000.00	90,700,215.54	1,148,133,215.54		90,700,215.54	90,700,215.54			
0	9-Sep-05	0	0	0	1,057,433,000.00	0	0	0	0	0
1	25-Sep-05	34,186,078.93	1,803,745.71	35,989,824.64	1,023,246,921.07	1,803,745.71	1,803,745.71	3.838	3.838	3.578
2	25-Oct-05	31,416,275.10	3,272,684.74	34,688,959.84	991,830,645.97	3,272,684.74	3,272,684.74	3.838	3.838	3.578
3	25-Nov-05	30,427,299.46	3,277,945.18	33,705,244.64	961,403,346.51	3,277,945.18	3,277,945.18	3.838	3.838	3.578
4	25-Dec-05	28,483,607.63	3,074,888.37	31,558,496.00	932,919,738.88	3,074,888.37	3,074,888.37	3.838	3.838	3.578
5	25-Jan-06	27,643,277.59	3,083,247.91	30,726,525.50	905,276,461.29	3,083,247.91	3,083,247.91	3.838	3.838	3.578
6	25-Feb-06	26,829,680.88	2,991,888.41	29,821,569.29	878,446,780.41	2,991,888.41	2,991,888.41	3.838	3.838	3.578
7	25-Mar-06	26,040,008.74	2,622,261.24	28,662,269.99	852,406,771.66	2,622,261.24	2,622,261.24	3.838	3.838	3.578
8	25-Apr-06	25,273,558.18	2,817,157.02	28,090,715.20	827,133,213.49	2,817,157.02	2,817,157.02	3.838	3.838	3.578
9	25-May-06	24,529,646.80	2,645,447.73	27,175,094.53	802,603,566.69	2,645,447.73	2,645,447.73	3.838	3.838	3.578
10	25-Jun-06	23,807,675.52	2,652,560.20	26,460,235.72	778,795,891.17	2,652,560.20	2,652,560.20	3.838	3.838	3.578
11	25-Jul-06	23,106,418.93	2,490,848.86	25,597,267.79	755,689,472.24	2,490,848.86	2,490,848.86	3.838	3.838	3.578
12	25-Aug-06	22,425,201.15	2,497,511.72	24,922,712.88	733,264,271.08	2,497,511.72	2,497,511.72	3.838	3.838	3.578
13	25-Sep-06	21,764,942.57	2,423,397.68	24,188,340.25	711,499,328.52	2,423,397.68	2,423,397.68	3.838	3.838	3.578
14	25-Oct-06	21,124,259.21	2,275,612.02	23,399,871.23	690,375,069.31	2,275,612.02	2,275,612.02	3.838	3.838	3.578
15	25-Nov-06	20,502,417.98	2,281,651.25	22,784,069.23	669,872,651.33	2,281,651.25	2,281,651.25	3.838	3.838	3.578
16	25-Dec-06	19,898,865.15	2,142,476.03	22,041,341.18	649,973,786.17	2,142,476.03	2,142,476.03	3.838	3.838	3.578
17	25-Jan-07	19,313,052.26	2,148,127.25	21,461,179.52	630,660,733.91	2,148,127.25	2,148,127.25	3.838	3.838	3.578
18	25-Feb-07	18,744,480.30	2,084,298.69	20,828,778.99	611,916,253.61	2,084,298.69	2,084,298.69	3.838	3.838	3.578
19	25-Mar-07	18,192,011.36	1,826,638.01	20,018,649.36	593,724,242.25	1,826,638.01	1,826,638.01	3.838	3.838	3.578
20	25-Apr-07	17,657,175.09	1,962,225.64	19,619,400.72	576,067,067.16	1,962,225.64	1,962,225.64	3.838	3.838	3.578
21	25-May-07	17,144,396.20	1,842,454.50	18,986,850.71	558,922,670.96	1,842,454.50	1,842,454.50	3.838	3.838	3.578
22	25-Jun-07	16,650,002.72	1,847,208.38	18,497,211.10	542,272,668.23	1,847,208.38	1,847,208.38	3.838	3.838	3.578
23	25-Jul-07	16,154,100.46	1,734,368.75	17,888,469.22	526,118,567.77	1,734,368.75	1,734,368.75	3.838	3.838	3.578
24	25-Aug-07	15,678,241.64	1,738,792.64	17,417,034.28	510,440,326.13	1,738,792.64	1,738,792.64	3.838	3.838	3.578
25	25-Sep-07	15,216,383.81	1,686,976.92	16,903,360.73	495,223,942.32	1,686,976.92	1,686,976.92	3.838	3.838	3.578
26	25-Oct-07	14,768,115.41	1,583,891.24	16,352,006.65	480,455,826.91	1,583,891.24	1,583,891.24	3.838	3.838	3.578
27	25-Nov-07	14,333,036.97	1,587,879.82	15,920,916.78	466,122,789.94	1,587,879.82	1,587,879.82	3.838	3.838	3.578
28	25-Dec-07	13,910,712.16	1,490,816.06	15,401,528.22	452,212,077.78	1,490,816.06	1,490,816.06	3.838	3.838	3.578
29	25-Jan-08	13,500,864.62	1,494,535.79	14,995,400.41	438,711,213.16	1,494,535.79	1,494,535.79	3.838	3.838	3.578
30	25-Feb-08	13,103,077.54	1,449,916.19	14,552,993.72	425,608,135.63	1,449,916.19	1,449,916.19	3.838	3.838	3.578
31	25-Mar-08	12,716,996.35	1,315,862.13	14,032,858.49	412,891,139.27	1,315,862.13	1,315,862.13	3.838	3.838	3.578
32	25-Apr-08	12,341,899.30	1,364,582.28	13,706,481.58	400,549,239.97	1,364,582.28	1,364,582.28	3.838	3.838	3.578
33	25-May-08	11,983,898.94	1,281,089.99	13,264,988.93	388,565,341.03	1,281,089.99	1,281,089.99	3.838	3.838	3.578
34	25-Jun-08	11,630,994.81	1,284,186.87	12,915,181.67	376,934,346.22	1,284,186.87	1,284,186.87	3.838	3.838	3.578
35	25-Jul-08	11,290,630.02	1,205,561.68	12,496,191.70	365,643,716.20	1,205,561.68	1,205,561.68	3.838	3.838	3.578
36	25-Aug-08	10,958,928.45	1,208,432.17	12,167,360.62	354,684,787.75	1,208,432.17	1,208,432.17	3.838	3.838	3.578
37	25-Sep-08	10,635,741.23	1,172,213.52	11,807,954.75	344,049,046.52	1,172,213.52	1,172,213.52	3.838	3.838	3.578
38	25-Oct-08	10,322,071.50	1,100,383.53	11,422,455.03	333,726,975.02	1,100,383.53	1,100,383.53	3.838	3.838	3.578
39	25-Nov-08	10,017,639.29	1,102,949.11	11,120,588.40	323,709,335.74	1,102,949.11	1,102,949.11	3.838	3.838	3.578
40	25-Dec-08	9,722,172.86	1,035,330.36	10,757,503.22	313,987,162.87	1,035,330.36	1,035,330.36	3.838	3.838	3.578
41	25-Jan-09	9,435,408.47	1,037,710.13	10,473,118.60	304,551,754.40	1,037,710.13	1,037,710.13	3.838	3.838	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Call, Pricing Speed, No Defaults, Static LIBOR

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*	*Accrued Interest*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*LIBOR_1MO*
42	25-Feb-09	9,157,090.12	1,006,526.63	10,163,616.75	295,394,664.27	1,006,526.63	1,006,526.63	3.838	3.838	3.578
43	25-Mar-09	8,886,969.33	881,785.89	9,768,755.23	286,507,694.94	881,785.89	881,785.89	3.838	3.838	3.578
44	25-Apr-09	8,624,804.93	946,892.01	9,571,696.95	277,882,890.01	946,892.01	946,892.01	3.838	3.838	3.578
45	25-May-09	8,370,362.84	888,762.11	9,259,124.95	269,512,527.16	888,762.11	888,762.11	3.838	3.838	3.578
46	25-Jun-09	8,123,415.86	890,723.93	9,014,139.79	261,389,111.31	890,723.93	890,723.93	3.838	3.838	3.578
47	25-Jul-09	7,883,743.46	836,009.51	8,719,752.96	253,505,367.85	836,009.51	836,009.51	3.838	3.838	3.578
48	25-Aug-09	7,651,131.60	837,821.16	8,488,952.75	245,854,236.25	837,821.16	837,821.16	3.838	3.838	3.578
49	25-Sep-09	7,425,372.53	812,534.59	8,237,907.12	238,428,863.72	812,534.59	812,534.59	3.838	3.838	3.578
50	25-Oct-09	7,206,264.61	762,574.98	7,968,839.59	231,222,599.11	762,574.98	762,574.98	3.838	3.838	3.578
51	25-Nov-09	6,993,841.14	764,177.84	7,758,018.98	224,228,757.98	764,177.84	764,177.84	3.838	3.838	3.578
52	25-Dec-09	6,787,442.00	717,158.31	7,504,600.31	217,441,315.98	717,158.31	717,158.31	3.838	3.838	3.578
53	25-Jan-10	6,587,124.45	718,631.47	7,305,755.92	210,854,191.53	718,631.47	718,631.47	3.838	3.838	3.578
54	25-Feb-10	210,854,191.53	696,861.39	211,551,052.92	0	696,861.39	696,861.39	3.838	3.838	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Maturity, Pricing Speed, No Defaults, Static LIBOR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	LIBOR_1MO
Total		1,057,433,000.00	111,949,206.67	1,169,382,206.67		111,949,206.67	111,949,206.67			
0	9-Sep-05	0	0	0	1,057,433,000.00	0	0	0	0	0
1	25-Sep-05	34,186,078.93	1,803,745.71	35,989,824.64	1,023,246,921.07	1,803,745.71	1,803,745.71	3.838	3.838	3.578
2	25-Oct-05	31,416,275.10	3,272,684.74	34,688,959.84	991,830,645.97	3,272,684.74	3,272,684.74	3.838	3.838	3.578
3	25-Nov-05	30,427,299.46	3,277,945.18	33,705,244.64	961,403,346.51	3,277,945.18	3,277,945.18	3.838	3.838	3.578
4	25-Dec-05	28,483,607.63	3,074,888.37	31,558,496.00	932,919,738.88	3,074,888.37	3,074,888.37	3.838	3.838	3.578
5	25-Jan-06	27,643,277.59	3,083,247.91	30,726,525.50	905,276,461.29	3,083,247.91	3,083,247.91	3.838	3.838	3.578
6	25-Feb-06	26,829,680.88	2,991,888.41	29,821,569.29	878,446,780.41	2,991,888.41	2,991,888.41	3.838	3.838	3.578
7	25-Mar-06	26,040,008.74	2,622,261.24	28,662,269.99	852,406,771.66	2,622,261.24	2,622,261.24	3.838	3.838	3.578
8	25-Apr-06	25,273,558.18	2,817,157.02	28,090,715.20	827,133,213.49	2,817,157.02	2,817,157.02	3.838	3.838	3.578
9	25-May-06	24,529,646.80	2,645,447.73	27,175,094.53	802,603,566.69	2,645,447.73	2,645,447.73	3.838	3.838	3.578
10	25-Jun-06	23,807,675.52	2,652,560.20	26,460,235.72	778,795,891.17	2,652,560.20	2,652,560.20	3.838	3.838	3.578
11	25-Jul-06	23,106,418.93	2,490,848.86	25,597,267.79	755,689,472.24	2,490,848.86	2,490,848.86	3.838	3.838	3.578
12	25-Aug-06	22,425,201.15	2,497,511.72	24,922,712.88	733,264,271.08	2,497,511.72	2,497,511.72	3.838	3.838	3.578
13	25-Sep-06	21,764,942.57	2,423,397.68	24,188,340.25	711,499,328.52	2,423,397.68	2,423,397.68	3.838	3.838	3.578
14	25-Oct-06	21,124,259.21	2,275,612.02	23,399,871.23	690,375,069.31	2,275,612.02	2,275,612.02	3.838	3.838	3.578
15	25-Nov-06	20,502,417.98	2,281,651.25	22,784,069.23	669,872,651.33	2,281,651.25	2,281,651.25	3.838	3.838	3.578
16	25-Dec-06	19,898,865.15	2,142,476.03	22,041,341.18	649,973,786.17	2,142,476.03	2,142,476.03	3.838	3.838	3.578
17	25-Jan-07	19,313,052.26	2,148,127.25	21,461,179.52	630,660,733.91	2,148,127.25	2,148,127.25	3.838	3.838	3.578
18	25-Feb-07	18,744,480.30	2,084,298.69	20,828,778.99	611,916,253.61	2,084,298.69	2,084,298.69	3.838	3.838	3.578
19	25-Mar-07	18,192,011.36	1,826,638.01	20,018,649.36	593,724,242.25	1,826,638.01	1,826,638.01	3.838	3.838	3.578
20	25-Apr-07	17,657,175.09	1,962,225.64	19,619,400.72	576,067,067.16	1,962,225.64	1,962,225.64	3.838	3.838	3.578
21	25-May-07	17,144,396.20	1,842,454.50	18,986,850.71	558,922,670.96	1,842,454.50	1,842,454.50	3.838	3.838	3.578
22	25-Jun-07	16,650,002.72	1,847,208.38	18,497,211.10	542,272,668.23	1,847,208.38	1,847,208.38	3.838	3.838	3.578
23	25-Jul-07	16,154,100.46	1,734,368.75	17,888,469.22	526,118,567.77	1,734,368.75	1,734,368.75	3.838	3.838	3.578
24	25-Aug-07	15,678,241.64	1,738,792.64	17,417,034.28	510,440,326.13	1,738,792.64	1,738,792.64	3.838	3.838	3.578
25	25-Sep-07	15,216,383.81	1,686,976.92	16,903,360.73	495,223,942.32	1,686,976.92	1,686,976.92	3.838	3.838	3.578
26	25-Oct-07	14,768,115.41	1,583,891.24	16,352,006.65	480,455,826.91	1,583,891.24	1,583,891.24	3.838	3.838	3.578
27	25-Nov-07	14,333,036.97	1,587,879.82	15,920,916.78	466,122,789.94	1,587,879.82	1,587,879.82	3.838	3.838	3.578
28	25-Dec-07	13,910,712.16	1,490,816.06	15,401,528.22	452,212,077.78	1,490,816.06	1,490,816.06	3.838	3.838	3.578
29	25-Jan-08	13,500,864.62	1,494,535.79	14,995,400.41	438,711,213.16	1,494,535.79	1,494,535.79	3.838	3.838	3.578
30	25-Feb-08	13,103,077.54	1,449,916.19	14,552,993.72	425,608,135.63	1,449,916.19	1,449,916.19	3.838	3.838	3.578
31	25-Mar-08	12,716,996.35	1,315,862.13	14,032,858.49	412,891,139.27	1,315,862.13	1,315,862.13	3.838	3.838	3.578
32	25-Apr-08	12,341,899.30	1,364,582.28	13,706,481.58	400,549,239.97	1,364,582.28	1,364,582.28	3.838	3.838	3.578
33	25-May-08	11,983,898.94	1,281,089.99	13,264,988.93	388,565,341.03	1,281,089.99	1,281,089.99	3.838	3.838	3.578
34	25-Jun-08	11,630,994.81	1,284,186.87	12,915,181.67	376,934,346.22	1,284,186.87	1,284,186.87	3.838	3.838	3.578
35	25-Jul-08	11,290,630.02	1,205,561.68	12,496,191.70	365,643,716.20	1,205,561.68	1,205,561.68	3.838	3.838	3.578
36	25-Aug-08	10,958,928.45	1,208,432.17	12,167,360.62	354,684,787.75	1,208,432.17	1,208,432.17	3.838	3.838	3.578
37	25-Sep-08	10,635,741.23	1,172,213.52	11,807,954.75	344,049,046.52	1,172,213.52	1,172,213.52	3.838	3.838	3.578
38	25-Oct-08	10,322,071.50	1,100,383.53	11,422,455.03	333,726,975.02	1,100,383.53	1,100,383.53	3.838	3.838	3.578
39	25-Nov-08	10,017,639.29	1,102,949.11	11,120,588.40	323,709,335.74	1,102,949.11	1,102,949.11	3.838	3.838	3.578
40	25-Dec-08	9,722,172.86	1,035,330.36	10,757,503.22	313,987,162.87	1,035,330.36	1,035,330.36	3.838	3.838	3.578
41	25-Jan-09	9,435,408.47	1,037,710.13	10,473,118.60	304,551,754.40	1,037,710.13	1,037,710.13	3.838	3.838	3.578
42	25-Feb-09	9,157,090.12	1,006,526.63	10,163,616.75	295,394,664.27	1,006,526.63	1,006,526.63	3.838	3.838	3.578
43	25-Mar-09	8,886,969.33	881,785.89	9,768,755.23	286,507,694.94	881,785.89	881,785.89	3.838	3.838	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Maturity, Pricing Speed, No Defaults, Static LIBOR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	LIBOR_1MO
44	25-Apr-09	8,624,804.93	946,892.01	9,571,696.95	277,882,890.01	946,892.01	946,892.01	3.838	3.838	3.578
45	25-May-09	8,370,362.84	888,762.11	9,259,124.95	269,512,527.16	888,762.11	888,762.11	3.838	3.838	3.578
46	25-Jun-09	8,123,415.86	890,723.93	9,014,139.79	261,389,111.31	890,723.93	890,723.93	3.838	3.838	3.578
47	25-Jul-09	7,883,743.46	836,009.51	8,719,752.96	253,505,367.85	836,009.51	836,009.51	3.838	3.838	3.578
48	25-Aug-09	7,651,131.60	837,821.16	8,488,952.75	245,854,236.25	837,821.16	837,821.16	3.838	3.838	3.578
49	25-Sep-09	7,425,372.53	812,534.59	8,237,907.12	238,428,863.72	812,534.59	812,534.59	3.838	3.838	3.578
50	25-Oct-09	7,206,264.61	762,574.98	7,968,839.59	231,222,599.11	762,574.98	762,574.98	3.838	3.838	3.578
51	25-Nov-09	6,993,841.14	764,177.84	7,758,018.98	224,228,757.98	764,177.84	764,177.84	3.838	3.838	3.578
52	25-Dec-09	6,787,442.00	717,158.31	7,504,600.31	217,441,315.98	717,158.31	717,158.31	3.838	3.838	3.578
53	25-Jan-10	6,587,124.45	718,631.47	7,305,755.92	210,854,191.53	718,631.47	718,631.47	3.838	3.838	3.578
54	25-Feb-10	6,392,709.50	696,861.39	7,089,570.89	204,461,482.03	696,861.39	696,861.39	3.838	3.838	3.578
55	25-Mar-10	6,204,023.45	651,686.90	6,855,710.35	198,257,458.58	651,686.90	651,686.90	4.098	4.098	3.578
56	25-Apr-10	6,020,897.69	699,617.53	6,720,515.22	192,236,560.89	699,617.53	699,617.53	4.098	4.098	3.578
57	25-May-10	5,843,424.58	656,487.86	6,499,912.44	186,393,136.30	656,487.86	656,487.86	4.098	4.098	3.578
58	25-Jun-10	5,671,585.42	657,750.31	6,329,335.74	180,721,550.88	657,750.31	657,750.31	4.098	4.098	3.578
59	25-Jul-10	5,563,222.30	617,164.10	6,180,386.39	175,158,328.58	617,164.10	617,164.10	4.098	4.098	3.578
60	25-Aug-10	5,419,234.52	618,104.55	6,037,339.07	169,739,094.06	618,104.55	618,104.55	4.098	4.098	3.578
61	25-Sep-10	5,258,230.47	598,980.97	5,857,211.44	164,480,863.59	598,980.97	598,980.97	4.098	4.098	3.578
62	25-Oct-10	5,101,240.60	561,702.15	5,662,942.74	159,379,622.99	561,702.15	561,702.15	4.098	4.098	3.578
63	25-Nov-10	4,948,916.34	562,424.13	5,511,340.47	154,430,706.65	562,424.13	562,424.13	4.098	4.098	3.578
64	25-Dec-10	4,801,119.51	527,380.86	5,328,500.38	149,629,587.14	527,380.86	527,380.86	4.098	4.098	3.578
65	25-Jan-11	4,657,716.02	528,017.87	5,185,733.89	144,971,871.12	528,017.87	528,017.87	4.098	4.098	3.578
66	25-Feb-11	4,518,575.71	511,581.57	5,030,157.28	140,453,295.41	511,581.57	511,581.57	4.098	4.098	3.578
67	25-Mar-11	4,383,572.30	447,671.47	4,831,243.77	136,069,723.11	447,671.47	447,671.47	4.098	4.098	3.578
68	25-Apr-11	4,252,583.22	480,167.37	4,732,750.59	131,817,139.89	480,167.37	480,167.37	4.098	4.098	3.578
69	25-May-11	4,125,489.53	450,155.53	4,575,645.06	127,691,650.36	450,155.53	450,155.53	4.098	4.098	3.578
70	25-Jun-11	4,002,175.80	450,602.55	4,452,778.35	123,689,474.56	450,602.55	450,602.55	4.098	4.098	3.578
71	25-Jul-11	3,882,530.01	422,399.56	4,304,929.56	119,806,944.56	422,399.56	422,399.56	4.098	4.098	3.578
72	25-Aug-11	3,766,574.80	422,778.74	4,189,353.54	116,040,369.75	422,778.74	422,778.74	4.098	4.098	3.578
73	25-Sep-11	3,653,934.93	409,487.12	4,063,422.06	112,386,434.82	409,487.12	409,487.12	4.098	4.098	3.578
74	25-Oct-11	3,544,646.72	383,799.67	3,928,446.40	108,841,788.10	383,799.67	383,799.67	4.098	4.098	3.578
75	25-Nov-11	3,438,610.81	384,084.53	3,822,695.34	105,403,177.29	384,084.53	384,084.53	4.098	4.098	3.578
76	25-Dec-11	3,335,730.77	359,951.85	3,695,682.62	102,067,446.52	359,951.85	359,951.85	4.098	4.098	3.578
77	25-Jan-12	3,235,913.04	360,179.01	3,596,092.05	98,831,533.48	360,179.01	360,179.01	4.098	4.098	3.578
78	25-Feb-12	3,139,066.81	348,760.01	3,487,826.82	95,692,466.68	348,760.01	348,760.01	4.098	4.098	3.578
79	25-Mar-12	3,045,103.96	315,896.78	3,361,000.74	92,647,362.72	315,896.78	315,896.78	4.098	4.098	3.578
80	25-Apr-12	2,953,938.98	326,937.10	3,280,876.08	89,693,423.74	326,937.10	326,937.10	4.098	4.098	3.578
81	25-May-12	2,865,488.88	306,303.04	3,171,791.92	86,827,934.86	306,303.04	306,303.04	4.098	4.098	3.578
82	25-Jun-12	2,779,673.13	306,401.31	3,086,074.44	84,048,261.73	306,401.31	306,401.31	4.098	4.098	3.578
83	25-Jul-12	2,696,413.58	287,024.81	2,983,438.40	81,351,848.15	287,024.81	287,024.81	4.098	4.098	3.578
84	25-Aug-12	2,615,623.10	287,077.11	2,902,700.22	78,736,225.05	287,077.11	287,077.11	4.098	4.098	3.578
85	25-Sep-12	2,537,442.16	277,847.02	2,815,289.17	76,198,782.89	277,847.02	277,847.02	4.098	4.098	3.578
86	25-Oct-12	2,461,395.71	260,218.84	2,721,614.55	73,737,387.18	260,218.84	260,218.84	4.098	4.098	3.578
87	25-Nov-12	2,387,615.68	260,206.95	2,647,822.63	71,349,771.51	260,206.95	260,206.95	4.098	4.098	3.578
88	25-Dec-12	2,316,034.79	243,659.47	2,559,694.26	69,033,736.71	243,659.47	243,659.47	4.098	4.098	3.578
89	25-Jan-13	2,246,587.77	243,608.55	2,490,196.33	66,787,148.94	243,608.55	243,608.55	4.098	4.098	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Maturity, Pricing Speed, No Defaults, Static LIBOR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	LIBOR_1MO
90	25-Feb-13	2,179,211.28	235,680.72	2,414,892.00	64,607,937.66	235,680.72	235,680.72	4.098	4.098	3.578
91	25-Mar-13	2,113,843.84	205,927.03	2,319,770.88	62,494,093.81	205,927.03	205,927.03	4.098	4.098	3.578
92	25-Apr-13	2,050,425.81	220,531.24	2,270,957.05	60,443,668.00	220,531.24	220,531.24	4.098	4.098	3.578
93	25-May-13	1,988,899.29	206,415.13	2,195,314.41	58,454,768.72	206,415.13	206,415.13	4.098	4.098	3.578
94	25-Jun-13	1,929,208.11	206,277.14	2,135,485.25	56,525,560.61	206,277.14	206,277.14	4.098	4.098	3.578
95	25-Jul-13	1,871,297.76	193,034.79	2,064,332.55	54,654,262.85	193,034.79	193,034.79	4.098	4.098	3.578
96	25-Aug-13	1,815,115.35	192,865.78	2,007,981.14	52,839,147.49	192,865.78	192,865.78	4.098	4.098	3.578
97	25-Sep-13	1,760,609.55	186,460.54	1,947,070.10	51,078,537.94	186,460.54	186,460.54	4.098	4.098	3.578
98	25-Oct-13	1,707,730.54	174,433.21	1,882,163.75	49,370,807.40	174,433.21	174,433.21	4.098	4.098	3.578
99	25-Nov-13	1,656,430.00	174,221.35	1,830,651.35	47,714,377.40	174,221.35	174,221.35	4.098	4.098	3.578
100	25-Dec-13	1,606,661.00	162,944.60	1,769,605.60	46,107,716.40	162,944.60	162,944.60	4.098	4.098	3.578
101	25-Jan-14	1,558,378.05	162,706.45	1,721,084.50	44,549,338.35	162,706.45	162,706.45	4.098	4.098	3.578
102	25-Feb-14	1,511,536.97	157,207.19	1,668,744.16	43,037,801.37	157,207.19	157,207.19	4.098	4.098	3.578
103	25-Mar-14	1,466,094.91	137,175.82	1,603,270.73	41,571,706.47	137,175.82	137,175.82	4.098	4.098	3.578
104	25-Apr-14	1,422,010.27	146,699.62	1,568,709.89	40,149,696.20	146,699.62	146,699.62	4.098	4.098	3.578
105	25-May-14	1,379,242.69	137,111.21	1,516,353.91	38,770,453.50	137,111.21	137,111.21	4.098	4.098	3.578
106	25-Jun-14	1,337,753.03	136,814.47	1,474,567.50	37,432,700.48	136,814.47	136,814.47	4.098	4.098	3.578
107	25-Jul-14	1,297,503.26	127,832.67	1,425,335.94	36,135,197.21	127,832.67	127,832.67	4.098	4.098	3.578
108	25-Aug-14	1,258,456.53	127,515.09	1,385,971.62	34,876,740.69	127,515.09	127,515.09	4.098	4.098	3.578
109	25-Sep-14	1,220,577.04	123,074.21	1,343,651.24	33,656,163.65	123,074.21	123,074.21	4.098	4.098	3.578
110	25-Oct-14	1,183,830.07	114,935.80	1,298,765.87	32,472,333.58	114,935.80	114,935.80	4.098	4.098	3.578
111	25-Nov-14	1,148,181.94	114,589.45	1,262,771.39	31,324,151.64	114,589.45	114,589.45	4.098	4.098	3.578
112	25-Dec-14	1,113,599.94	106,971.98	1,220,571.92	30,210,551.70	106,971.98	106,971.98	4.098	4.098	3.578
113	25-Jan-15	1,080,052.35	106,608.00	1,186,660.35	29,130,499.35	106,608.00	106,608.00	4.098	4.098	3.578
114	25-Feb-15	1,047,508.39	102,796.68	1,150,305.07	28,082,990.96	102,796.68	102,796.68	4.098	4.098	3.578
115	25-Mar-15	1,015,938.18	89,509.85	1,105,448.03	27,067,052.78	89,509.85	89,509.85	4.098	4.098	3.578
116	25-Apr-15	985,312.74	95,515.12	1,080,827.86	26,081,740.04	95,515.12	95,515.12	4.098	4.098	3.578
117	25-May-15	955,698.49	89,069.14	1,044,767.63	25,126,041.55	89,069.14	89,069.14	4.098	4.098	3.578
118	25-Jun-15	927,494.75	88,665.61	1,016,160.36	24,198,546.80	88,665.61	88,665.61	4.098	4.098	3.578
119	25-Jul-15	903,391.89	82,638.04	986,029.93	23,295,154.91	82,638.04	82,638.04	4.098	4.098	3.578
120	25-Aug-15	883,312.55	82,204.72	965,517.27	22,411,842.36	82,204.72	82,204.72	4.098	4.098	3.578
121	25-Sep-15	857,188.59	79,087.66	936,276.24	21,554,653.77	79,087.66	79,087.66	4.098	4.098	3.578
122	25-Oct-15	831,038.96	73,609.14	904,648.10	20,723,614.81	73,609.14	73,609.14	4.098	4.098	3.578
123	25-Nov-15	805,678.98	73,130.18	878,809.17	19,917,935.83	73,130.18	73,130.18	4.098	4.098	3.578
124	25-Dec-15	781,084.99	68,019.75	849,104.74	19,136,850.84	68,019.75	68,019.75	4.098	4.098	3.578
125	25-Jan-16	757,234.02	67,530.76	824,764.78	18,379,616.82	67,530.76	67,530.76	4.098	4.098	3.578
126	25-Feb-16	734,103.79	64,858.60	798,962.39	17,645,513.03	64,858.60	64,858.60	4.098	4.098	3.578
127	25-Mar-16	711,672.68	58,250.78	769,923.46	16,933,840.36	58,250.78	58,250.78	4.098	4.098	3.578
128	25-Apr-16	689,919.72	59,756.70	749,676.42	16,243,920.64	59,756.70	59,756.70	4.098	4.098	3.578
129	25-May-16	668,824.57	55,472.99	724,297.56	15,575,096.06	55,472.99	55,472.99	4.098	4.098	3.578
130	25-Jun-16	648,367.50	54,961.92	703,329.41	14,926,728.57	54,961.92	54,961.92	4.098	4.098	3.578
131	25-Jul-16	628,529.34	50,974.78	679,504.12	14,298,199.23	50,974.78	50,974.78	4.098	4.098	3.578
132	25-Aug-16	609,291.53	50,455.96	659,747.49	13,688,907.70	50,455.96	50,455.96	4.098	4.098	3.578
133	25-Sep-16	590,636.03	48,305.87	638,941.91	13,098,271.67	48,305.87	48,305.87	4.098	4.098	3.578
134	25-Oct-16	572,545.37	44,730.60	617,275.97	12,525,726.30	44,730.60	44,730.60	4.098	4.098	3.578
135	25-Nov-16	555,002.58	44,201.20	599,203.78	11,970,723.72	44,201.20	44,201.20	4.098	4.098	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

To Maturity, Pricing Speed, No Defaults, Static LIBOR

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*	*Accrued Interest*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*LIBOR_1MO*
136	25-Dec-16	537,991.20	40,880.02	578,871.22	11,432,732.52	40,880.02	40,880.02	4.098	4.098	3.578
137	25-Jan-17	521,495.27	40,344.21	561,839.48	10,911,237.25	40,344.21	40,344.21	4.098	4.098	3.578
138	25-Feb-17	505,499.30	38,503.94	544,003.23	10,405,737.95	38,503.94	38,503.94	4.098	4.098	3.578
139	25-Mar-17	489,988.25	33,166.56	523,154.81	9,915,749.70	33,166.56	33,166.56	4.098	4.098	3.578
140	25-Apr-17	474,947.57	34,991.03	509,938.59	9,440,802.13	34,991.03	34,991.03	4.098	4.098	3.578
141	25-May-17	460,363.09	32,240.34	492,603.43	8,980,439.04	32,240.34	32,240.34	4.098	4.098	3.578
142	25-Jun-17	446,221.10	31,690.47	477,911.58	8,534,217.94	31,690.47	31,690.47	4.098	4.098	3.578
143	25-Jul-17	432,508.30	29,144.35	461,652.66	8,101,709.64	29,144.35	29,144.35	4.098	4.098	3.578
144	25-Aug-17	419,211.77	28,589.58	447,801.36	7,682,497.86	28,589.58	28,589.58	4.098	4.098	3.578
145	25-Sep-17	406,318.99	27,110.25	433,429.24	7,276,178.87	27,110.25	27,110.25	4.098	4.098	3.578
146	25-Oct-17	393,817.80	24,848.15	418,665.95	6,882,361.07	24,848.15	24,848.15	4.098	4.098	3.578
147	25-Nov-17	381,692.75	24,286.71	405,979.46	6,500,668.32	24,286.71	24,286.71	4.098	4.098	3.578
148	25-Dec-17	369,939.91	22,199.78	392,139.69	6,130,728.41	22,199.78	22,199.78	4.098	4.098	3.578
149	25-Jan-18	358,544.34	21,634.32	380,178.66	5,772,184.07	21,634.32	21,634.32	4.098	4.098	3.578
150	25-Feb-18	347,495.28	20,369.08	367,864.36	5,424,688.79	20,369.08	20,369.08	4.098	4.098	3.578
151	25-Mar-18	336,782.29	17,290.29	354,072.58	5,087,906.49	17,290.29	17,290.29	4.098	4.098	3.578
152	25-Apr-18	326,395.25	17,954.37	344,349.62	4,761,511.24	17,954.37	17,954.37	4.098	4.098	3.578
153	25-May-18	316,324.32	16,260.56	332,584.88	4,445,186.92	16,260.56	16,260.56	4.098	4.098	3.578
154	25-Jun-18	306,559.99	15,686.32	322,246.31	4,138,626.94	15,686.32	15,686.32	4.098	4.098	3.578
155	25-Jul-18	297,093.00	14,133.41	311,226.41	3,841,533.94	14,133.41	14,133.41	4.098	4.098	3.578
156	25-Aug-18	287,914.39	13,556.13	301,470.52	3,553,619.55	13,556.13	13,556.13	4.098	4.098	3.578
157	25-Sep-18	279,015.45	12,540.13	291,555.58	3,274,604.10	12,540.13	12,540.13	4.098	4.098	3.578
158	25-Oct-18	270,387.76	11,182.77	281,570.53	3,004,216.34	11,182.77	11,182.77	4.098	4.098	3.578
159	25-Nov-18	262,023.12	10,601.38	272,624.50	2,742,193.22	10,601.38	10,601.38	4.098	4.098	3.578
160	25-Dec-18	253,913.60	9,364.59	263,278.19	2,488,279.62	9,364.59	9,364.59	4.098	4.098	3.578
161	25-Jan-19	246,051.49	8,780.72	254,832.21	2,242,228.13	8,780.72	8,780.72	4.098	4.098	3.578
162	25-Feb-19	238,429.31	7,912.45	246,341.76	2,003,798.82	7,912.45	7,912.45	4.098	4.098	3.578
163	25-Mar-19	231,039.83	6,386.77	237,426.61	1,772,758.99	6,386.77	6,386.77	4.098	4.098	3.578
164	25-Apr-19	223,876.01	6,255.77	230,131.78	1,548,882.98	6,255.77	6,255.77	4.098	4.098	3.578
165	25-May-19	216,931.03	5,289.44	222,220.47	1,331,951.94	5,289.44	5,289.44	4.098	4.098	3.578
166	25-Jun-19	210,198.28	4,700.24	214,898.52	1,121,753.66	4,700.24	4,700.24	4.098	4.098	3.578
167	25-Jul-19	203,671.34	3,830.79	207,502.13	918,082.32	3,830.79	3,830.79	4.098	4.098	3.578
168	25-Aug-19	197,343.99	3,239.76	200,583.75	720,738.33	3,239.76	3,239.76	4.098	4.098	3.578
169	25-Sep-19	191,187.42	2,543.37	193,730.79	529,550.91	2,543.37	2,543.37	4.098	4.098	3.578
170	25-Oct-19	185,242.42	1,808.42	187,050.84	344,308.48	1,808.42	1,808.42	4.098	4.098	3.578
171	25-Nov-19	179,479.40	1,215.01	180,694.41	164,829.08	1,215.01	1,215.01	4.098	4.098	3.578
172	25-Dec-19	164,829.08	562.89	165,391.97	0	562.89	562.89	4.098	4.098	3.578

Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward + 200	Forward + 200
			Triggers		Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	35%	45%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay				
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings S/M	Initial Bond Size	Sub-ordination					
1A1	[AAA/Aaa]	77.00	23.50	CDR				
				CummLosses				
1M1	[AA/Aa2]	9.40	14.10	CDR				
				CummLosses				
1M2	[AA-/Aa2]	1.35	12.75	CDR				
				CummLosses				
1M3	[A+/Aa3]	3.95	8.80	SDA	1879.4	1478.0	1624.7	1277.7
				Date of 1st Prin Loss	Sep-2011	Aug-2011	May-2011	May-2011
				WAL for Prin Pmts	2.85	2.98	3.00	3.12
				CummLosses	88,657,343.31 (5.90%)	92,886,198.01 (6.18%)	78,437,155.83 (5.22%)	81,815,659.07 (5.44%)
1M4	[A/A2]	3.65	5.15	SDA	1675.5	1314.8	1390.3	1092.9
				Date of 1st Prin Loss	Apr-2011	Apr-2011	Sep-2010	Sep-2010
				WAL for Prin Pmts	2.97	3.10	3.19	3.31
				CummLosses	80,471,611.15 (5.35%)	83,849,641.35 (5.58%)	68,542,635.26 (4.56%)	71,167,207.62 (4.73%)
1M5	[A-/A3]	1.70	3.45	CDR				
				CummLosses				
1B1	[BBB+/Baa1]	1.95	1.50	CDR				
				CummLosses				
1B2	[BBB/Baa2]	1.00	0.50	CDR				
				CummLosses				
			0.50	CDR				
				CummLosses				
			0.50	CDR				
				CummLosses				
			0.50	CDR				
				CummLosses				
		-	0.50	CDR	-	-	-	-
				CummLosses				
OC		-	0.50		-	-	-	-

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The *information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information* subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings M/S	Initial Bond Size	Sub-ordination		1	2
			SCENARIO		1	2
			Speed	Pricing	100% pricing	100% pricing
			Rates		Forward	Forward + 200
			Triggers		Fail	Fail
			Cleanup Call		To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance
			Default Severity		30%	30%
			Default Recovery Lag	Months	12 months	12 months
			Default Balance		Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay		
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR
2A	[AAA/Aaa]	62.75	38.75	CDR		
				CummLosses		
2M1	[-- / Aa2]	11.00	27.75	CDR	6.487	4.801
				CummLosses	18,074,530.54 (8.24%)	14,019,042.94 (6.39%)
2M2	[-- / A2]	10.00	17.75	CDR		
				CummLosses		
2B1	[-- / Baa2]	8.00	9.75	CDR		
				CummLosses		
2B2	[-- / Baa3]	6.00	3.75	CDR		
				CummLosses		
			3.75	CDR		
				CummLosses		
		-	3.75	CDR	-	-
				CummLosses		
OC		2.25	3.75		-	-

Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMM 2005-6

*** Please fill in the WAL's & Windows for the bottom 3 scenarios (only) ***

Tranche, Ratings I-M-4, A/A2

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp
Prepay Assumptions	1.00x Base Case	1.00x Base Case
Loss Severity: 40%		
Recovery Delay: 12 months		
% Cum Loss Yield Break	5.460%	4.890%
CDR - Yield Break	3.5	3.1
WAL	2.61	2.66
Principal Window	Sep05 - Nov24	Sep05 - Nov23
% Cum Loss 1st $ Principal Loss	5.220%	4.770%
CDR - 1st $ Principal Loss	5.2	4.7
WAL	2.54	2.6
Principal Window	Sep05 - Aug23	Sep05 - Jul34
Loss Severity: 60%		
Recovery Delay: 12 months		
% Cum Loss Yield Break	4.580%	4.030%
CDR - Yield Break	4.5	3.9
WAL	2.58	2.63
Principal Window	Sep05 - Jan34	Sep05 - Jan34
% Cum Loss 1st $ Principal Loss	4.880%	4.440%
CDR - 1st $ Principal Loss	3.1	2.8
WAL	2.62	2.68
Principal Window	Sep05 - Jun23	Sep05 - Jul33
Loss Severity: 40%		
Recovery Delay: 12 months. NO ADVANCE		
% Cum Loss Yield Break	5.890%	5.180%
CDR - Yield Break	3.8	3.3
WAL	2.59	2.64
Principal Window	Sep05 - Feb27	Sep05 - Aug30
% Cum Loss 1st $ Principal Loss	5.580%	4.950%
CDR - 1st $ Principal Loss	5.6	4.9
WAL	2.53	2.58
Principal Window	Sep05 - Oct28	Sep05 - May31
Loss Severity: 60%		
Recovery Delay: 12 months. NO ADVANCE		
% Cum Loss Yield Break	4.860%	4.120%
CDR - Yield Break	4.8	4
WAL	2.55	2.62
Principal Window	Sep05 - Oct26	Sep05 - Sep31
% Cum Loss 1st $ Principal Loss	5.320%	4.590%
CDR - 1st $ Principal Loss	3.4	2.9
WAL	2.61	2.64
Principal Window	Sep05 - Jun26	Sep05 - Aug28

Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp	+200bp
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50% Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	5.38%	11.12%	4.14%
CDR - Yield Break	4.2	4.7	2.8
WAL	2.59	4.88	2.95
Principal Window	Sep05 - Apr26	Sep05 - May34	Sep05 - Sep29
% Cum Loss 1st $ Principal Loss	5.73%	N/A	4.14%
CDR - 1st $ Principal Loss	4.5	N/A	2.8
WAL	2.57	N/A	2.95
Principal Window	Sep05 - Aug28	N/A	Sep05 - Sep29
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	4.79%	9.55%	3.59%
CDR - Yield Break	3.7	3.9	2.4
WAL	2.61	5.02	2.95
Principal Window	Sep05 - Apr34	Sep05 - Feb31	Sep05 - Feb26
% Cum Loss 1st $ Principal Loss	5.03%	N/A	3.59%
CDR - 1st $ Principal Loss	3.9	N/A	2.4
WAL	2.6	N/A	2.95
Principal Window	Sep05 - Jun29	N/A	Sep05 - Feb26

Part I of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMM 2005-6

***** Please fill in the WAL's & Windows for the bottom 3 scenarios (only) *****

Tranche, Ratings I-M-4, A/A2

NO PREPAY STRESS

	Forward LIBOR	+200bp
Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**
Prepay Assumptions	1.00x Base Case	1.00x Base Case
Loss Severity: 40%		
Recovery Delay: 12 months		
% Cum Loss Yield Break	5.580%	4.950%
CDR - Yield Break	5.6	4.9
WAL	2.53	2.58
Principal Window	Sep05 - Oct28	Sep05 - May31
% Cum Loss 1st $ Principal Loss	5.220%	4.770%
CDR - 1st $ Principal Loss	5.2	4.7
WAL	2.54	2.6
Principal Window	Sep05 - Aug23	Sep05 - Jul34
Loss Severity: 60%		
Recovery Delay: 12 months		
% Cum Loss Yield Break	5.890%	5.180%
CDR - Yield Break	3.8	3.3
WAL	2.59	2.64
Principal Window	Sep05 - Feb27	Sep05 - Aug30
% Cum Loss 1st $ Principal Loss	5.460%	4.890%
CDR - 1st $ Principal Loss	3.5	3.1
WAL	2.61	2.66
Principal Window	Sep05 - Nov24	Sep05 - Nov23
Loss Severity: 40%		
Recovery Delay: 12 months. NO ADVANCE		
% Cum Loss Yield Break	4.860%	4.120%
CDR - Yield Break	4.8	4
WAL	2.55	2.62
Principal Window	Sep05 - Oct26	Sep05 - Sep31
% Cum Loss 1st $ Principal Loss	4.580%	4.030%
CDR - 1st $ Principal Loss	4.5	3.9
WAL	2.56	2.63
Principal Window	Sep05 - Jan34	Sep05 - Jan34
Loss Severity: 60%		
Recovery Delay: 12 months. NO ADVANCE		
% Cum Loss Yield Break	5.320%	4.590%
CDR - Yield Break	3.4	2.9
WAL	2.61	2.64
Principal Window	Sep05 - Jun26	Sep05 - Aug28
% Cum Loss 1st $ Principal Loss	4.880%	4.440%
CDR - 1st $ Principal Loss	3.1	2.8
WAL	2.62	2.68
Principal Window	Sep05 - Jun23	Sep05 - Jul33

Fwd LIBOR/Swap Shift	**Forward LIBOR**	**+200bp**	**+200bp**
Prepay Assumptions	1.00x Base Case	0.50x Base Case	Fixed - 50% Floating - 100%
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	5.73%	N/A	4.14%
CDR - Yield Break	4.5	N/A	2.8
WAL	2.57	N/A	2.95
Principal Window	Sep05 - Aug28	N/A	Sep05 - Sep29
% Cum Loss 1st $ Principal Loss	5.38%	11.12%	4.14%
CDR - 1st $ Principal Loss	4.2	4.7	2.8
WAL	2.59	4.88	2.95
Principal Window	Sep05 - Apr26	Sep05 - May34	Sep05 - Sep29
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.03%	N/A	3.59%
CDR - Yield Break	3.9	N/A	2.4
WAL	2.6	N/A	2.95
Principal Window	Sep05 - Jun29	N/A	Sep05 - Feb26
% Cum Loss 1st $ Principal Loss	4.79%	9.55%	3.59%
CDR - 1st $ Principal Loss	3.7	3.9	2.4
WAL	2.61	5.02	2.95
Principal Window	Sep05 - Apr34	Sep05 - Feb31	Sep05 - Feb26

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may *disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer* and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Bonds
Pricing Speed, Static LIBOR

Bond	*Balance*	*To Call*	*To Maturity*
1-A-1	$1,057,433,000	09/05 - 02/10	09/05 - 12/19
1-A-2	$100,000,000	09/05 - 02/10	09/05 - 12/19
1-M-1	$141,297,000	09/05 - 02/10	09/05 - 12/19
1-M-2	$20,293,000	09/05 - 02/10	09/05 - 12/19
1-M-3	$59,375,000	09/05 - 02/10	09/05 - 12/19
1-M-4	$54,865,000	09/05 - 02/10	09/05 - 12/19
1-M-5	$25,554,000	09/05 - 02/10	09/05 - 12/19
1-B-1	$29,312,000	09/05 - 02/10	09/05 - 12/19
1-B-2	$15,031,000	09/05 - 02/10	09/05 - 12/19
2-A-1	$100,812,000	09/05 - 09/12	09/05 - 03/22
2-A-2	$36,858,000	09/05 - 09/12	09/05 - 03/22
2-M-1	$24,133,000	09/05 - 09/12	09/05 - 03/22
2-M-2	$21,940,000	09/05 - 09/12	09/05 - 03/22
2-B-1	$17,552,000	09/05 - 09/12	09/05 - 03/22
2-B-2	$13,164,000	09/05 - 09/12	09/05 - 03/22

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

Pricing Speed, Static LIBOR, To Call

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
Total		1,057,433,000.00	90,700,215.54	1,148,133,215.54		90,700,215.54	90,700,215.54					
0	9-Sep-05	0	0	0	1,057,433,000.00	0	0	0	0	0	0	0
1	25-Sep-05	34,186,078.93	1,803,745.71	35,989,824.64	1,023,246,921.07	1,803,745.71	1,803,745.71	3.838	3.838	10.373	100	3.578
2	25-Oct-05	31,416,275.10	3,272,684.74	34,688,959.84	991,830,645.97	3,272,684.74	3,272,684.74	3.838	3.838	5.306	100	3.578
3	25-Nov-05	30,427,299.46	3,277,945.18	33,705,244.64	961,403,346.51	3,277,945.18	3,277,945.18	3.838	3.838	5.233	100	3.578
4	25-Dec-05	28,483,607.63	3,074,888.37	31,558,496.00	932,919,738.88	3,074,888.37	3,074,888.37	3.838	3.838	5.333	100	3.578
5	25-Jan-06	27,643,277.59	3,083,247.91	30,726,525.50	905,276,461.29	3,083,247.91	3,083,247.91	3.838	3.838	5.301	100	3.578
6	25-Feb-06	26,829,680.88	2,991,888.41	29,821,569.29	878,446,780.41	2,991,888.41	2,991,888.41	3.838	3.838	5.302	100	3.578
7	25-Mar-06	26,040,008.74	2,622,261.24	28,662,269.99	852,406,771.66	2,622,261.24	2,622,261.24	3.838	3.838	5.525	100	3.578
8	25-Apr-06	25,273,558.18	2,817,157.02	28,090,715.20	827,133,213.49	2,817,157.02	2,817,157.02	3.838	3.838	5.294	100	3.578
9	25-May-06	24,529,646.80	2,645,447.73	27,175,094.53	802,603,566.69	2,645,447.73	2,645,447.73	3.838	3.838	5.358	100	3.578
10	25-Jun-06	23,807,675.52	2,652,560.20	26,460,235.72	778,795,891.17	2,652,560.20	2,652,560.20	3.838	3.838	5.288	100	3.578
11	25-Jul-06	23,106,418.93	2,490,848.86	25,597,267.79	755,689,472.24	2,490,848.86	2,490,848.86	3.838	3.838	5.363	100	3.578
12	25-Aug-06	22,425,201.15	2,497,511.72	24,922,712.88	733,264,271.08	2,497,511.72	2,497,511.72	3.838	3.838	5.352	100	3.578
13	25-Sep-06	21,764,942.57	2,423,397.68	24,188,340.25	711,499,328.52	2,423,397.68	2,423,397.68	3.838	3.838	5.353	100	3.578
14	25-Oct-06	21,124,259.21	2,275,612.02	23,399,871.23	690,375,069.31	2,275,612.02	2,275,612.02	3.838	3.838	5.418	100	3.578
15	25-Nov-06	20,502,417.98	2,281,651.25	22,784,069.23	669,872,651.33	2,281,651.25	2,281,651.25	3.838	3.838	5.352	100	3.578
16	25-Dec-06	19,898,865.15	2,142,476.03	22,041,341.18	649,973,786.17	2,142,476.03	2,142,476.03	3.838	3.838	5.416	100	3.578
17	25-Jan-07	19,313,052.26	2,148,127.25	21,461,179.52	630,660,733.91	2,148,127.25	2,148,127.25	3.838	3.838	5.352	100	3.578
18	25-Feb-07	18,744,480.30	2,084,298.69	20,828,778.99	611,916,253.61	2,084,298.69	2,084,298.69	3.838	3.838	5.351	100	3.578
19	25-Mar-07	18,192,011.36	1,826,638.01	20,018,649.36	593,724,242.25	1,826,638.01	1,826,638.01	3.838	3.838	5.557	100	3.578
20	25-Apr-07	17,657,175.09	1,962,225.64	19,619,400.72	576,067,067.16	1,962,225.64	1,962,225.64	3.838	3.838	5.357	100	3.578
21	25-May-07	17,144,396.20	1,842,454.50	18,986,850.71	558,922,670.96	1,842,454.50	1,842,454.50	3.838	3.838	5.508	100	3.578
22	25-Jun-07	16,650,002.72	1,847,208.38	18,497,211.10	542,272,668.23	1,847,208.38	1,847,208.38	3.838	3.838	5.563	100	3.578
23	25-Jul-07	16,154,100.46	1,734,368.75	17,888,469.22	526,118,567.77	1,734,368.75	1,734,368.75	3.838	3.838	6.91	100	3.578
24	25-Aug-07	15,678,241.64	1,738,792.64	17,417,034.28	510,440,326.13	1,738,792.64	1,738,792.64	3.838	3.838	7.179	100	3.578
25	25-Sep-07	15,216,383.81	1,686,976.92	16,903,360.73	495,223,942.32	1,686,976.92	1,686,976.92	3.838	3.838	7.242	100	3.578
26	25-Oct-07	14,768,115.41	1,583,891.24	16,352,006.65	480,455,826.91	1,583,891.24	1,583,891.24	3.838	3.838	7.455	100	3.578
27	25-Nov-07	14,333,036.97	1,587,879.82	15,920,916.78	466,122,789.94	1,587,879.82	1,587,879.82	3.838	3.838	7.246	100	3.578
28	25-Dec-07	13,910,712.16	1,490,816.06	15,401,528.22	452,212,077.78	1,490,816.06	1,490,816.06	3.838	3.838	7.459	100	3.578
29	25-Jan-08	13,500,864.62	1,494,535.79	14,995,400.41	438,711,213.16	1,494,535.79	1,494,535.79	3.838	3.838	7.25	100	3.578
30	25-Feb-08	13,103,077.54	1,449,916.19	14,552,993.72	425,608,135.63	1,449,916.19	1,449,916.19	3.838	3.838	7.252	100	3.578
31	25-Mar-08	12,716,996.35	1,315,862.13	14,032,858.49	412,891,139.27	1,315,862.13	1,315,862.13	3.838	3.838	7.69	100	3.578
32	25-Apr-08	12,341,899.30	1,364,582.28	13,706,481.58	400,549,239.97	1,364,582.28	1,364,582.28	3.838	3.838	7.261	100	3.578
33	25-May-08	11,983,898.94	1,281,089.99	13,264,988.93	388,565,341.03	1,281,089.99	1,281,089.99	3.838	3.838	7.499	100	3.578
34	25-Jun-08	11,630,994.81	1,284,186.87	12,915,181.67	376,934,346.22	1,284,186.87	1,284,186.87	3.838	3.838	7.291	100	3.578
35	25-Jul-08	11,290,630.02	1,205,561.68	12,496,191.70	365,643,716.20	1,205,561.68	1,205,561.68	3.838	3.838	7.508	100	3.578
36	25-Aug-08	10,958,928.45	1,208,432.17	12,167,360.62	354,684,787.75	1,208,432.17	1,208,432.17	3.838	3.838	7.354	100	3.578
37	25-Sep-08	10,635,741.23	1,172,213.52	11,807,954.75	344,049,046.52	1,172,213.52	1,172,213.52	3.838	3.838	7.402	100	3.578
38	25-Oct-08	10,322,071.50	1,100,383.53	11,422,455.03	333,726,975.02	1,100,383.53	1,100,383.53	3.838	3.838	7.766	100	3.578
39	25-Nov-08	10,017,639.29	1,102,949.11	11,120,588.40	323,709,335.74	1,102,949.11	1,102,949.11	3.838	3.838	7.522	100	3.578
40	25-Dec-08	9,722,172.86	1,035,330.36	10,757,503.22	313,987,162.87	1,035,330.36	1,035,330.36	3.838	3.838	7.774	100	3.578
41	25-Jan-09	9,435,408.47	1,037,710.13	10,473,118.60	304,551,754.40	1,037,710.13	1,037,710.13	3.838	3.838	7.529	100	3.578
42	25-Feb-09	9,157,090.12	1,006,526.63	10,163,616.75	295,394,664.27	1,006,526.63	1,006,526.63	3.838	3.838	7.533	100	3.578
43	25-Mar-09	8,886,969.33	881,785.89	9,768,755.23	286,507,694.94	881,785.89	881,785.89	3.838	3.838	8.336	100	3.578
44	25-Apr-09	8,624,804.93	946,892.01	9,571,696.95	277,882,890.01	946,892.01	946,892.01	3.838	3.838	7.542	100	3.578
45	25-May-09	8,370,362.84	888,762.11	9,259,124.95	269,512,527.16	888,762.11	888,762.11	3.838	3.838	7.795	100	3.578
46	25-Jun-09	8,123,415.86	890,723.93	9,014,139.79	261,389,111.31	890,723.93	890,723.93	3.838	3.838	7.551	100	3.578
47	25-Jul-09	7,883,743.46	836,009.51	8,719,752.96	253,505,367.85	836,009.51	836,009.51	3.838	3.838	7.805	100	3.578
48	25-Aug-09	7,651,131.60	837,821.16	8,488,952.75	245,854,236.25	837,821.16	837,821.16	3.838	3.838	7.561	100	3.578
49	25-Sep-09	7,425,372.53	812,534.59	8,237,907.12	238,428,863.72	812,534.59	812,534.59	3.838	3.838	7.566	100	3.578

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - Cashflows1A1

Pricing Speed, Static LIBOR, To Call

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
50	25-Oct-09	7,206,264.61	762,574.98	7,968,839.59	231,222,599.11	762,574.98	762,574.98	3.838	3.838	7.82	100	3.578
51	25-Nov-09	6,993,841.14	764,177.84	7,758,018.98	224,228,757.98	764,177.84	764,177.84	3.838	3.838	7.576	100	3.578
52	25-Dec-09	6,787,442.00	717,158.31	7,504,600.31	217,441,315.98	717,158.31	717,158.31	3.838	3.838	7.831	100	3.578
53	25-Jan-10	6,587,124.45	718,631.47	7,305,755.92	210,854,191.53	718,631.47	718,631.47	3.838	3.838	7.587	100	3.578
54	25-Feb-10	210,854,191.53	696,861.39	211,551,052.92	0	696,861.39	696,861.39	3.838	3.838	7.593	100	3.578

Merrill Lynch

Part II of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2003-01

July 25, 2005

		2003-1																
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	02/25/03	14,422,000.00	14,409,619.62	12,380.38	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	03/25/03	14,409,619.62	14,390,119.72	19,499.90	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	04/25/03	14,390,119.72	14,377,578.77	12,540.95	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	05/25/03	14,377,578.77	14,362,627.58	14,951.19	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
5	06/25/03	14,362,627.58	14,349,948.37	12,679.21	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	07/25/03	14,349,948.37	14,334,862.71	15,085.66	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
7	08/25/03	14,334,862.71	14,322,043.88	12,818.84	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
8	09/25/03	14,322,043.88	14,309,136.61	12,883.24	-	24.02	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
9	10/25/03	14,309,136.61	14,293,804.14	15,308.25	-	24.23	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
10	11/25/03	14,293,804.14	14,280,754.88	13,049.26	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
11	12/25/03	14,280,754.88	14,265,308.58	15,446.31	-	(0.01)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
12	01/25/04	14,265,308.58	14,252,143.18	13,165.40	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
13	02/25/04	14,252,143.18	14,238,884.38	13,231.55	-	27.25	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
14	03/25/04	14,238,884.38	14,220,908.85	17,947.65	-	27.88	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
15	04/25/04	14,220,908.85	13,814,233.81	12,959.71	1	393,715.33	-	2.77%	28.63%	1.91%	-	-	-	0.00%	-	0.00%	-	0.00%
16	05/25/04	13,814,233.81	13,798,918.45	15,287.49	-	27.87	-	0.00%	0.00%	1.79%	-	-	-	0.00%	-	0.00%	-	0.00%
17	06/25/04	13,798,918.45	12,704,821.54	12,040.74	1	1,082,056.17	-	7.85%	62.50%	5.36%	-	-	-	0.00%	-	0.00%	-	0.00%
18	07/25/04	12,704,821.54	12,690,606.30	14,187.36	-	27.88	-	0.00%	0.00%	5.06%	-	-	-	0.00%	-	0.00%	-	0.00%
19	08/25/04	12,690,606.30	10,631,253.45	10,289.57	2	2,049,063.28	-	16.16%	87.94%	9.43%	-	-	-	0.00%	-	0.00%	-	0.00%
20	09/25/04	10,631,253.45	10,620,885.12	10,341.32	-	27.01	-	0.00%	0.00%	8.95%	-	-	-	0.00%	-	0.00%	-	0.00%
21	10/25/04	10,620,885.12	9,144,470.19	10,258.45	1	1,466,156.48	-	13.82%	83.21%	12.49%	-	-	-	0.00%	-	0.00%	-	0.00%
22	11/25/04	9,144,470.19	9,135,652.10	8,791.08	-	27.01	-	0.00%	0.00%	11.92%	-	-	-	0.00%	-	0.00%	-	0.00%
23	12/25/04	9,135,652.10	9,125,272.08	10,353.02	-	27.00	-	0.00%	0.00%	11.40%	-	-	-	0.00%	-	0.00%	-	0.00%
24	01/25/05	9,125,272.08	9,116,355.43	8,889.64	-	27.01	-	0.00%	0.00%	10.93%	-	-	-	0.00%	-	0.00%	-	0.00%
25	02/25/05	9,116,355.43	9,107,393.54	8,935.24	-	26.65	-	0.00%	0.00%	10.49%	-	-	-	0.00%	-	0.00%	-	0.00%
26	03/25/05	9,107,393.54	9,094,073.23	13,348.34	-	(28.03)	-	0.00%	0.00%	10.09%	-	-	-	0.00%	-	0.00%	-	0.00%
27	04/25/05	9,094,073.23	9,085,050.31	8,862.35	-	160.57	-	0.00%	0.02%	9.72%	-	-	-	0.00%	-	0.00%	-	0.00%
28	05/25/05	9,085,050.31	9,074,466.45	10,423.32	-	160.54	-	0.00%	0.02%	9.37%	-	-	-	0.00%	-	0.00%	-	0.00%
29	06/25/05	9,074,466.45	9,065,342.62	8,963.27	-	160.56	-	0.00%	0.02%	9.05%	-	-	-	0.00%	-	0.00%	-	0.00%
30	07/25/05	9,065,342.62	9,054,660.60	10,521.48	-	160.54	-	0.00%	0.02%	8.75%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2003-04

July 25, 2005

		2003-4																		
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	04/25/03	12,819,481.59	12,807,675.86	11,805.73	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	05/25/03	12,807,675.86	12,793,790.99	13,884.87	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	06/25/03	12,793,790.99	12,781,860.48	11,930.51	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	07/25/03	12,781,860.48	12,771,977.89	14,006.22	-	(4,123.63)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
5	08/25/03	12,771,977.89	12,759,960.42	12,035.93	-	(18.46)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	09/25/03	12,759,960.42	12,747,866.19	12,094.22	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
7	10/25/03	12,747,866.19	12,733,706.71	14,165.37	-	(5.89)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
8	11/25/03	12,733,706.71	12,721,484.94	12,221.77	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
9	12/25/03	12,721,484.94	12,707,195.50	14,289.44	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
10	01/25/04	12,707,195.50	12,694,844.94	12,350.56	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
11	02/25/04	12,694,844.94	12,682,434.47	12,410.47	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
12	03/25/04	12,682,434.47	12,360,089.80	16,084.76	1	306,259.91	-	2.42%	25.45%	2.12%	-	-	1	4.39%	-	0.00%	-	0.00%
13	04/25/04	12,360,089.80	12,347,833.44	12,256.36	-	-	-	0.00%	0.00%	1.96%	-	-	-	0.00%	-	0.00%	-	0.00%
14	05/25/04	12,347,833.44	12,333,568.69	14,264.75	-	-	-	0.00%	0.00%	1.82%	-	-	-	0.00%	-	0.00%	-	0.00%
15	06/25/04	12,333,568.69	12,321,183.55	12,385.15	-	(0.01)	-	0.00%	0.00%	1.70%	-	-	1	4.39%	-	0.00%	-	0.00%
16	07/25/04	12,321,183.55	12,306,793.57	14,389.99	-	(0.01)	-	0.00%	0.00%	1.59%	-	-	-	0.00%	-	0.00%	-	0.00%
17	08/25/04	12,306,793.57	12,294,278.36	12,515.22	-	(0.01)	-	0.00%	0.00%	1.50%	-	-	-	0.00%	-	0.00%	-	0.00%
18	09/25/04	12,294,278.36	12,281,702.43	12,575.93	-	-	-	0.00%	0.00%	1.41%	-	-	-	0.00%	-	0.00%	-	0.00%
19	10/25/04	12,281,702.43	12,267,126.97	14,575.48	-	(0.02)	-	0.00%	0.00%	1.34%	-	-	-	0.00%	-	0.00%	-	0.00%
20	11/25/04	12,267,126.97	11,808,536.00	12,262.49	1	446,328.48	-	3.64%	35.93%	3.07%	-	-	-	0.00%	-	0.00%	-	0.00%
21	12/25/04	11,808,536.00	11,794,350.98	14,185.02	-	-	-	0.00%	0.00%	2.92%	-	-	-	0.00%	-	0.00%	-	0.00%
22	01/25/05	11,794,350.98	11,781,960.09	12,390.89	-	-	-	0.00%	0.00%	2.79%	-	-	-	0.00%	-	0.00%	-	0.00%
23	02/25/05	11,781,960.09	11,769,509.14	12,450.95	-	-	-	0.00%	0.00%	2.67%	-	-	-	0.00%	-	0.00%	-	0.00%
24	03/25/05	11,769,509.14	11,386,236.65	17,529.49	1	365,743.00	-	3.11%	31.57%	3.87%	-	-	-	0.00%	-	0.00%	-	0.00%
25	04/25/05	11,386,236.65	11,374,017.40	12,219.25	-	-	-	0.00%	0.00%	3.72%	-	-	-	0.00%	-	0.00%	-	0.00%
26	05/25/05	11,374,017.40	9,104,005.69	10,963.68	2	2,259,048.03	-	19.88%	93.00%	7.15%	-	-	-	0.00%	-	0.00%	-	0.00%
27	06/25/05	9,104,005.69	8,175,470.67	8,604.70	2	919,930.32	-	10.11%	72.18%	9.56%	-	-	-	0.00%	-	0.00%	-	0.00%
28	07/25/05	8,175,470.67	8,165,496.93	9,973.74	-	-	-	0.00%	0.00%	9.22%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2003-08

July 25, 2005

Period	Date	2003-8 Balance Beginning	Balance Ending	Voluntary Prepayments Scheduled Amort	Prepayments #	Prepayments $	Repurchases	SMM	CPR Current	CPR LTD	Involuntary Prepapayments Monthly Losses	Cumulative Losses	Delinquency 30-59 #	30-59 %	60-89 #	60-89 %	90+ #	90+ %
1	08/25/03	77,192,729.36	77,112,409.65	80,319.71	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	09/25/03	77,112,409.65	75,511,610.07	83,445.19	2	1,517,354.39	-	1.97%	21.24%	10.62%	-	-	-	0.00%	-	0.00%	-	0.00%
3	10/25/03	75,511,610.07	75,425,563.38	90,683.15	-	(4,636.45)	-	0.00%	0.00%	7.08%	-	-	-	0.00%	-	0.00%	-	0.00%
4	11/25/03	75,425,563.38	74,664,503.90	79,308.02	1	681,751.46	-	0.90%	10.33%	7.89%	-	-	-	0.00%	-	0.00%	-	0.00%
5	12/25/03	74,664,503.90	74,574,037.48	90,626.90	-	(160.48)	-	0.00%	0.00%	6.31%	-	-	1	0.64%	-	0.00%	-	0.00%
6	01/25/04	74,574,037.48	74,494,431.02	79,766.98	-	(160.52)	-	0.00%	0.00%	5.26%	-	-	-	0.00%	-	0.00%	-	0.00%
7	02/25/04	74,494,431.02	74,414,101.29	80,123.78	-	205.95	-	0.00%	0.00%	4.51%	-	-	-	0.00%	-	0.00%	-	0.00%
8	03/25/04	74,414,101.29	74,311,554.84	102,340.60	-	205.85	-	0.00%	0.00%	3.95%	-	-	-	0.00%	-	0.00%	-	0.00%
9	04/25/04	74,311,554.84	74,230,400.68	80,948.23	-	205.93	-	0.00%	0.00%	3.51%	-	-	-	0.00%	-	0.00%	-	0.00%
10	05/25/04	74,230,400.68	74,137,980.43	92,213.71	-	206.54	-	0.00%	0.00%	3.16%	-	-	-	0.00%	-	0.00%	-	0.00%
11	06/25/04	74,137,980.43	74,055,988.44	81,729.53	-	262.46	-	0.00%	0.00%	2.87%	-	-	-	0.00%	-	0.00%	-	0.00%
12	07/25/04	74,055,988.44	73,699,713.77	92,655.82	1	263,618.85	-	0.36%	4.19%	2.98%	-	-	-	0.00%	-	0.00%	-	0.00%
13	08/25/04	73,699,713.77	72,235,999.94	80,923.02	2	1,382,790.81	-	1.88%	20.35%	4.32%	-	-	-	0.00%	-	0.00%	-	0.00%
14	09/25/04	72,235,999.94	72,153,517.17	81,286.23	-	1,196.54	-	0.00%	0.02%	4.01%	-	-	-	0.00%	-	0.00%	-	0.00%
15	10/25/04	72,153,517.17	72,060,607.32	92,235.73	-	674.12	-	0.00%	0.01%	3.74%	-	-	-	0.00%	-	0.00%	-	0.00%
16	11/25/04	72,060,607.32	71,549,604.24	81,682.42	1	429,320.66	-	0.60%	6.93%	3.94%	-	-	-	0.00%	-	0.00%	-	0.00%
17	12/25/04	71,549,604.24	71,148,151.81	92,214.92	1	309,237.51	-	0.43%	5.07%	4.01%	-	-	-	0.00%	-	0.00%	-	0.00%
18	01/25/05	71,148,151.81	69,677,849.91	80,556.95	2	1,389,744.95	-	1.96%	21.10%	4.96%	-	-	-	0.00%	-	0.00%	-	0.00%
19	02/25/05	69,677,849.91	67,933,184.40	79,141.20	2	1,665,524.31	-	2.39%	25.22%	6.03%	-	-	-	0.00%	-	0.00%	-	0.00%
20	03/25/05	67,933,184.40	67,174,873.63	108,412.78	2	649,897.99	-	0.96%	10.91%	6.27%	-	-	-	0.00%	-	0.00%	-	0.00%
21	04/25/05	67,174,873.63	66,656,578.56	78,017.74	1	440,277.33	-	0.66%	7.60%	6.33%	-	-	-	0.00%	-	0.00%	-	0.00%
22	05/25/05	66,656,578.56	66,567,639.22	88,653.00	-	286.34	-	0.00%	0.01%	6.05%	-	-	-	0.00%	-	0.00%	-	0.00%
23	06/25/05	66,567,639.22	62,014,207.71	72,880.47	4	4,480,551.04	-	6.74%	56.70%	8.25%	-	-	-	0.00%	-	0.00%	-	0.00%
24	07/25/05	62,014,207.71	61,557,042.45	81,997.85	1	375,167.41	-	0.61%	7.03%	8.20%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2003-11

July 25, 2005

		2003-11																	
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	11/25/03	88,656,486.33	88,561,349.41	98,765.95	-	(3,629.03)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	12/25/03	88,561,349.41	88,457,506.05	106,146.82	-	(2,303.46)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	01/25/04	88,457,506.05	88,364,377.04	93,993.87	-	(864.86)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	02/25/04	88,364,377.04	88,268,254.49	94,483.48	-	1,639.07	-	0.00%	0.02%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
5	03/25/04	88,268,254.49	88,148,615.03	119,853.79	-	(214.33)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	04/25/04	88,148,615.03	88,051,275.19	95,249.25	-	2,090.59	-	0.00%	0.03%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
7	05/25/04	88,051,275.19	87,944,187.70	108,288.33	-	(1,200.84)	-	0.00%	0.00%	0.01%	-	-	1	0.98%	-	0.00%	-	0.00%
8	06/25/04	87,944,187.70	86,722,231.81	95,183.17	2	1,126,772.72	-	1.28%	14.35%	1.80%	-	-	-	0.00%	-	0.00%	-	0.00%
9	07/25/04	86,722,231.81	86,607,333.63	107,944.41	-	6,953.77	-	0.01%	0.10%	1.61%	-	-	-	0.00%	-	0.00%	-	0.00%
10	08/25/04	86,607,333.63	86,503,900.38	96,120.57	-	7,312.68	-	0.01%	0.10%	1.46%	-	-	-	0.00%	-	0.00%	-	0.00%
11	09/25/04	86,503,900.38	86,402,970.40	96,597.04	-	4,332.94	-	0.01%	0.06%	1.33%	-	-	-	0.00%	-	0.00%	-	0.00%
12	10/25/04	86,402,970.40	82,297,750.23	104,641.86	3	4,000,578.31	-	4.64%	43.42%	4.84%	-	-	-	0.00%	-	0.00%	-	0.00%
13	11/25/04	82,297,750.23	82,199,805.06	93,455.11	-	4,490.06	-	0.01%	0.07%	4.47%	-	-	-	0.00%	-	0.00%	-	0.00%
14	12/25/04	82,199,805.06	80,929,481.94	104,023.10	2	1,166,300.02	-	1.42%	15.78%	5.28%	-	-	-	0.00%	-	0.00%	-	0.00%
15	01/25/05	80,929,481.94	80,835,540.81	93,025.97	-	915.16	-	0.00%	0.01%	4.93%	-	-	-	0.00%	-	0.00%	-	0.00%
16	02/25/05	80,835,540.81	78,652,428.61	91,053.08	2	2,092,059.12	-	2.59%	27.02%	6.31%	-	-	-	0.00%	-	0.00%	-	0.00%
17	03/25/05	78,652,428.61	77,832,937.67	123,525.50	1	695,965.44	-	0.89%	10.13%	6.53%	-	-	-	0.00%	-	0.00%	-	0.00%
18	04/25/05	77,832,937.67	76,846,054.67	90,044.43	1	896,838.57	-	1.15%	13.00%	6.89%	-	-	-	0.00%	-	0.00%	-	0.00%
19	05/25/05	76,846,054.67	75,567,647.27	99,990.08	1	1,178,417.32	-	1.54%	16.95%	7.42%	-	-	-	0.00%	-	0.00%	-	0.00%
20	06/25/05	75,567,647.27	75,475,335.40	89,710.76	-	2,601.11	-	0.00%	0.04%	7.05%	-	-	-	0.00%	-	0.00%	-	0.00%
21	07/25/05	75,475,335.40	73,469,332.09	98,273.83	2	1,907,729.48	-	2.53%	26.48%	7.98%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2004-03

July 25, 2005

		2004-3																
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	04/25/04	59,101,059.24	59,033,327.20	67,732.04	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	05/25/04	59,033,327.20	58,964,756.27	76,720.66	-	(8,149.73)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	06/25/04	58,964,756.27	58,346,010.23	67,743.25	1	551,002.79	-	0.94%	10.67%	3.56%	-	-	-	0.00%	-	0.00%	-	0.00%
4	07/25/04	58,346,010.23	58,275,642.59	76,603.06	-	(6,235.42)	-	0.00%	0.00%	2.67%	-	-	-	0.00%	-	0.00%	-	0.00%
5	08/25/04	58,275,642.59	58,218,785.49	64,338.67	-	(7,481.57)	-	0.00%	0.00%	2.13%	-	-	-	0.00%	-	0.00%	-	0.00%
6	09/25/04	58,218,785.49	58,162,246.51	61,041.40	-	(4,502.42)	-	0.00%	0.00%	1.78%	-	-	-	0.00%	-	0.00%	-	0.00%
7	10/25/04	58,162,246.51	58,092,388.65	68,854.62	-	1,003.24	-	0.00%	0.02%	1.53%	-	-	-	0.00%	-	0.00%	-	0.00%
8	11/25/04	58,092,388.65	58,030,831.50	60,553.75	-	1,003.40	-	0.00%	0.02%	1.34%	-	-	-	0.00%	-	0.00%	-	0.00%
9	12/25/04	58,030,831.50	57,955,694.36	69,434.27	-	5,702.87	-	0.01%	0.12%	1.20%	-	-	-	0.00%	-	0.00%	-	0.00%
10	01/25/05	57,955,694.36	57,893,414.06	61,179.77	-	1,100.53	-	0.00%	0.02%	1.08%	-	-	-	0.00%	-	0.00%	-	0.00%
11	02/25/05	57,893,414.06	57,832,343.40	60,293.38	-	777.28	-	0.00%	0.02%	0.99%	-	-	-	0.00%	-	0.00%	-	0.00%
12	03/25/05	57,832,343.40	57,745,680.01	85,636.52	-	1,026.87	-	0.00%	0.02%	0.91%	-	-	-	0.00%	-	0.00%	-	0.00%
13	04/25/05	57,745,680.01	57,685,201.98	59,632.06	-	845.97	-	0.00%	0.02%	0.84%	-	-	-	0.00%	-	0.00%	-	0.00%
14	05/25/05	57,685,201.98	57,271,378.18	68,324.87	1	345,498.93	-	0.60%	6.96%	1.28%	-	-	-	0.00%	-	0.00%	-	0.00%
15	06/25/05	57,271,378.18	57,210,605.09	59,927.42	-	845.67	-	0.00%	0.02%	1.19%	-	-	-	0.00%	-	0.00%	-	0.00%
16	07/25/05	57,210,605.09	57,140,842.04	68,917.22	-	845.83	-	0.00%	0.02%	1.12%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2004-05

July 25, 2005

		2004-5																
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	06/25/04	100,280,208.50	100,176,419.93	103,788.15	-	0.42	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	07/25/04	100,176,419.93	100,060,706.44	118,257.07	-	(2,543.58)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	08/25/04	100,060,706.44	99,951,198.06	104,634.67	-	4,873.71	-	0.00%	0.06%	0.02%	-	-	-	0.00%	-	0.00%	-	0.00%
4	09/25/04	99,951,198.06	99,846,305.30	104,780.68	-	112.08	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
5	10/25/04	99,846,305.30	99,726,328.05	119,526.58	-	450.67	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
6	11/25/04	99,726,328.05	99,620,108.13	105,694.56	-	525.36	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
7	12/25/04	99,620,108.13	99,499,355.24	120,516.51	-	236.38	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
8	01/25/05	99,499,355.24	99,392,353.95	106,702.94	-	298.35	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
9	02/25/05	99,392,353.95	99,285,630.03	106,456.41	-	267.51	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
10	03/25/05	99,285,630.03	95,161,920.93	144,115.84	4	3,979,593.26	-	4.01%	38.84%	3.89%	-	-	-	0.00%	-	0.00%	-	0.00%
11	04/25/05	95,161,920.93	94,095,247.17	102,204.68	1	964,469.08	-	1.01%	11.52%	4.59%	-	-	-	0.00%	-	0.00%	-	0.00%
12	05/25/05	94,095,247.17	92,500,621.72	113,450.88	1	1,481,174.57	-	1.58%	17.36%	5.65%	-	-	-	0.00%	-	0.00%	-	0.00%
13	06/25/05	92,500,621.72	92,399,517.82	100,448.54	-	655.36	-	0.00%	0.01%	5.22%	-	-	-	0.00%	-	0.00%	-	0.00%
14	07/25/05	92,399,517.82	92,284,474.55	114,388.13	-	655.14	-	0.00%	0.01%	4.84%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2004-08

July 25, 2005

		2004-8																	
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	10/25/04	100,999,397.97	100,881,560.21	103,672.37	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	11/25/04	100,881,560.21	100,748,684.53	117,837.76	-	29,203.31	-	0.03%	0.35%	0.17%	-	-	-	0.00%	-	0.00%	-	0.00%
3	12/25/04	100,748,684.53	99,723,755.45	118,026.21	1	906,902.87	-	0.90%	10.29%	3.55%	-	-	-	0.00%	-	0.00%	-	0.00%
4	01/25/05	99,723,755.45	98,979,985.63	103,548.46	2	640,221.36	-	0.64%	7.45%	4.52%	-	-	-	0.00%	-	0.00%	-	0.00%
5	02/25/05	98,979,985.63	98,875,974.41	104,011.22	-	-	-	0.00%	0.00%	3.62%	-	-	-	0.00%	-	0.00%	-	0.00%
6	03/25/05	98,875,974.41	98,728,469.26	147,505.15	-	-	-	0.00%	0.00%	3.01%	-	-	-	0.00%	-	0.00%	-	0.00%
7	04/25/05	98,728,469.26	98,623,331.80	105,137.46	-	-	-	0.00%	0.00%	2.58%	-	-	-	0.00%	-	0.00%	-	0.00%
8	05/25/05	98,623,331.80	98,503,417.92	119,913.88	-	-	-	0.00%	0.00%	2.26%	-	-	-	0.00%	-	0.00%	-	0.00%
9	06/25/05	98,503,417.92	96,413,439.56	103,950.97	-	-	-	0.00%	0.00%	2.01%	-	-	-	0.00%	-	0.00%	-	0.00%
10	07/25/05	96,413,439.56	96,294,889.95	118,407.32	-	142.29	-	0.00%	0.00%	1.81%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2004-10

July 25, 2005

Period	Date	2004-10																	
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments		Repurchases	SMM	CPR		Monthly Losses	Cumulative Losses	30-59		60-89		90+	
		Beginning	Ending	Amort	#	$			Current	LTD			#	%	#	%	#	%
1	12/25/04	164,913,484.26	164,718,181.95	196,357.72	-	1,055.41	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
2	01/25/05	164,718,181.95	164,547,512.89	173,002.92	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	02/25/05	164,547,512.89	164,375,615.54	173,771.69	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	03/25/05	164,375,615.54	164,131,409.24	244,206.30	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
5	04/25/05	164,131,409.24	163,960,747.15	172,535.44	-	1,873.35	-	0.00%	0.01%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	05/25/05	163,960,747.15	162,779,800.40	185,850.52	-	(527.77)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
7	06/25/05	162,779,800.40	162,614,561.58	157,984.54	-	7,254.28	-	0.00%	0.05%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
8	07/25/05	162,614,561.58	157,564,522.92	177,446.18	-	10,748.70	-	0.01%	0.08%	0.02%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2005-02

July 25, 2005

		2005-02																		
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	04/25/05	120,980,819.00	120,847,115.95	120,068.45	-	1,571.07	-	0.00%	0.02%	0.02%	-	-	-	0.00%	-	0.00%	-	0.00%
2	05/25/05	120,847,115.95	120,706,878.31	138,789.25	-	1,448.39	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
3	06/25/05	120,706,878.31	120,584,146.53	121,282.79	-	1,448.99	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
4	07/25/05	120,584,146.53	119,050,043.80	544,512.87	1	1,394,404.05	-	1.16%	13.08%	3.28%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

IMH 2005-04

July 25, 2005

		2005-04																
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	06/25/05	124,058,522.19	123,840,139.41	106,043.60	-	3,341.77	-	0.00%	0.03%	0.03%	-	-	-	0.00%	-	0.00%	-	0.00%
2	07/25/05	123,840,139.41	123,719,294.72	125,820.57	-	4,975.88	-	0.00%	0.05%	0.04%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

Total - Period

July 25, 2005

	Total																
			Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
	Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	863,424,188.44	862,387,799.19	900,934.10	-	2,339.64	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	862,387,799.19	859,900,859.99	973,405.01	2	1,539,985.20	-	0.18%	2.12%	1.06%	-	-	-	0.00%	-	0.00%	-	0.00%
3	736,181,565.27	733,930,105.48	794,607.09	2	1,458,727.05	-	0.20%	2.35%	1.49%	-	-	-	0.00%	-	0.00%	-	0.00%
4	733,930,105.48	730,350,750.42	1,276,400.28	4	2,707,768.97	-	0.37%	4.35%	2.21%	-	-	-	0.00%	-	0.00%	-	0.00%
5	611,300,706.62	610,614,396.40	695,607.74	-	(5,550.82)	-	0.00%	0.00%	1.77%	-	-	1	0.08%	-	0.00%	-	0.00%
6	610,614,396.40	608,919,059.41	702,287.74	-	(2,574.76)	-	0.00%	0.00%	1.47%	-	-	-	0.00%	-	0.00%	-	0.00%
7	608,919,059.41	608,243,676.85	667,889.45	-	7,493.12	-	0.00%	0.01%	1.26%	-	-	1	0.14%	-	0.00%	-	0.00%
8	608,243,676.85	601,555,534.49	687,245.53	2	1,139,053.04	-	0.19%	2.23%	1.38%	-	-	-	0.00%	-	0.00%	-	0.00%
9	443,991,011.57	441,493,497.90	498,331.98	-	13,154.31	-	0.00%	0.04%	1.23%	-	-	-	0.00%	-	0.00%	-	0.00%
10	441,493,497.90	436,967,705.57	537,437.03	4	3,988,355.30	-	0.90%	10.33%	2.14%	-	-	-	0.00%	-	0.00%	-	0.00%
11	340,672,815.62	339,334,292.46	368,681.41	1	969,841.75	-	0.28%	3.37%	2.25%	-	-	-	0.00%	-	0.00%	-	0.00%
12	339,334,292.46	332,855,998.71	425,635.24	6	6,052,658.51	-	1.79%	19.45%	3.69%	-	-	1	0.16%	-	0.00%	-	0.00%
13	332,855,998.71	331,107,242.62	359,946.64	2	1,388,809.45	-	0.42%	4.90%	3.78%	-	-	-	0.00%	-	0.00%	-	0.00%
14	331,107,242.62	329,193,329.38	400,234.73	3	1,513,678.51	-	0.46%	5.36%	3.89%	-	-	-	0.00%	-	0.00%	-	0.00%
15	236,908,854.83	236,242,170.58	270,533.98	1	396,150.27	-	0.17%	1.99%	3.77%	-	-	1	0.23%	-	0.00%	-	0.00%
16	236,242,170.58	233,448,586.91	271,330.20	3	2,522,253.47	-	1.07%	12.10%	4.29%	-	-	-	0.00%	-	0.00%	-	0.00%
17	176,307,744.87	173,980,189.38	240,296.38	3	2,087,259.11	-	1.19%	13.33%	4.82%	-	-	-	0.00%	-	0.00%	-	0.00%
18	173,980,189.38	171,496,213.31	197,364.67	3	2,286,611.40	-	1.32%	14.70%	5.37%	-	-	-	0.00%	-	0.00%	-	0.00%
19	171,496,213.31	166,399,212.09	203,996.33	5	4,893,004.89	-	2.86%	29.37%	6.63%	-	-	-	0.00%	-	0.00%	-	0.00%
20	166,399,212.09	165,079,630.15	220,727.35	3	1,098,854.59	-	0.66%	7.65%	6.68%	-	-	-	0.00%	-	0.00%	-	0.00%
21	165,079,630.15	161,064,731.82	200,735.04	4	3,814,163.29	-	2.31%	24.49%	7.53%	-	-	-	0.00%	-	0.00%	-	0.00%
22	87,595,399.73	87,485,251.41	109,834.97	-	313.35	-	0.00%	0.00%	7.19%	-	-	-	0.00%	-	0.00%	-	0.00%
23	87,485,251.41	82,908,988.93	95,684.44	4	4,480,578.04	-	5.13%	46.83%	8.91%	-	-	-	0.00%	-	0.00%	-	0.00%
24	82,908,988.93	82,059,634.53	108,416.98	2	740,937.42	-	0.89%	10.23%	8.97%	-	-	-	0.00%	-	0.00%	-	0.00%
25	20,502,592.08	20,481,410.94	21,154.49	-	26.65	-	0.00%	0.00%	8.61%	-	-	-	0.00%	-	0.00%	-	0.00%
26	20,481,410.94	18,198,078.92	24,312.02	2	2,259,020.00	-	11.04%	75.44%	11.18%	-	-	-	0.00%	-	0.00%	-	0.00%
27	18,198,078.92	17,260,520.98	17,467.05	2	920,090.89	-	5.06%	46.38%	12.48%	-	-	-	0.00%	-	0.00%	-	0.00%
28	17,260,520.98	17,239,963.38	20,397.06	-	160.54	-	0.00%	0.01%	12.04%	-	-	-	0.00%	-	0.00%	-	0.00%
29	9,074,466.45	9,065,342.62	8,963.27	-	160.56	-	0.00%	0.02%	11.62%	-	-	-	0.00%	-	0.00%	-	0.00%
30	9,065,342.62	9,054,660.60	10,521.48	-	160.54	-	0.00%	0.02%	11.24%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

Total - Date

July 25, 2005

Date	Total																	
	Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
			Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
02/25/03	14,422,000.00	14,409,619.62	12,380.38	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
03/25/03	14,409,619.62	14,390,119.72	19,499.90	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
04/25/03	27,209,601.31	27,185,254.63	24,346.68	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
05/25/03	27,185,254.63	27,156,418.57	28,836.06	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
06/25/03	27,156,418.57	27,131,808.85	24,609.72	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
07/25/03	27,131,808.85	27,106,840.60	29,091.88	-	(4,123.63)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
08/25/03	104,299,569.96	104,194,413.95	105,174.48	-	(18.46)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
09/25/03	104,194,413.95	102,568,612.87	108,422.65	2	1,517,378.41	-	1.46%	16.16%	2.02%	-	-	-	0.00%	-	0.00%	-	0.00%
10/25/03	102,568,612.87	102,453,074.23	120,156.77	-	(4,618.11)	-	0.00%	0.00%	1.80%	-	-	-	0.00%	-	0.00%	-	0.00%
11/25/03	191,109,560.56	190,228,093.13	203,345.00	1	678,122.43	-	0.36%	4.18%	2.03%	-	-	-	0.00%	-	0.00%	-	0.00%
12/25/03	190,228,093.13	190,004,047.61	226,509.47	-	(2,463.95)	-	0.00%	0.00%	1.85%	-	-	1	0.25%	-	0.00%	-	0.00%
01/25/04	190,004,047.61	189,805,796.18	199,276.81	-	(1,025.38)	-	0.00%	0.00%	1.69%	-	-	-	0.00%	-	0.00%	-	0.00%
02/25/04	189,805,796.18	189,603,674.63	200,249.28	-	1,872.27	-	0.00%	0.01%	1.57%	-	-	-	0.00%	-	0.00%	-	0.00%
03/25/04	189,603,674.63	189,041,168.52	256,226.80	1	306,279.31	-	0.16%	1.92%	1.59%	-	-	1	0.29%	-	0.00%	-	0.00%
04/25/04	248,142,227.76	247,477,070.32	269,145.59	1	396,011.85	-	0.16%	1.90%	1.61%	-	-	-	0.00%	-	0.00%	-	0.00%
05/25/04	247,477,070.32	247,179,411.54	306,774.94	-	(9,116.16)	-	0.00%	0.00%	1.51%	-	-	1	0.35%	-	0.00%	-	0.00%
06/25/04	347,459,620.04	344,326,655.50	372,869.99	4	2,760,094.55	-	0.80%	9.14%	1.96%	-	-	1	0.16%	-	0.00%	-	0.00%
07/25/04	344,326,655.50	343,640,796.30	424,037.71	1	261,821.49	-	0.08%	0.91%	1.90%	-	-	-	0.00%	-	0.00%	-	0.00%
08/25/04	343,640,796.30	339,835,415.68	368,821.72	4	3,436,558.90	-	1.00%	11.37%	2.40%	-	-	-	0.00%	-	0.00%	-	0.00%
09/25/04	339,835,415.68	339,467,626.93	366,622.60	-	1,166.15	-	0.00%	0.00%	2.28%	-	-	-	0.00%	-	0.00%	-	0.00%
10/25/04	440,467,024.90	434,470,231.62	513,765.09	4	5,468,862.80	-	1.24%	13.94%	2.83%	-	-	-	0.00%	-	0.00%	-	0.00%
11/25/04	434,470,231.62	433,093,221.56	480,277.17	2	910,898.28	-	0.21%	2.49%	2.82%	-	-	-	0.00%	-	0.00%	-	0.00%
12/25/04	598,006,705.82	594,894,243.81	725,110.77	4	2,389,462.06	-	0.40%	4.70%	2.90%	-	-	-	0.00%	-	0.00%	-	0.00%
01/25/05	594,894,243.81	592,224,972.77	639,297.54	4	2,032,307.36	-	0.34%	4.03%	2.95%	-	-	-	0.00%	-	0.00%	-	0.00%
02/25/05	592,224,972.77	587,832,079.07	636,113.17	4	3,758,654.87	-	0.64%	7.36%	3.12%	-	-	-	0.00%	-	0.00%	-	0.00%
03/25/05	587,832,079.07	581,255,600.62	884,279.92	8	5,692,198.53	-	0.97%	11.04%	3.43%	-	-	-	0.00%	-	0.00%	-	0.00%
04/25/05	702,236,419.62	699,173,344.99	748,721.86	3	2,306,035.94	-	0.33%	3.87%	3.45%	-	-	-	0.00%	-	0.00%	-	0.00%
05/25/05	699,173,344.99	692,075,855.16	836,359.48	5	5,265,506.35	-	0.75%	8.68%	3.63%	-	-	-	0.00%	-	0.00%	-	0.00%
06/25/05	816,134,377.35	807,792,766.39	829,797.06	6	5,416,789.10	-	0.66%	7.69%	3.77%	-	-	-	0.00%	-	0.00%	-	0.00%
07/25/05	807,792,766.39	798,300,600.05	1,350,259.19	4	3,694,829.32	-	0.46%	5.36%	3.83%	-	-	-	0.00%	-	0.00%	-	0.00%

Part I of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,503,083.28	21,940,000.00		0		0	4,457,648.79	17,552,000.00		0		110,760.77	2,899,845.27
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	0	17,552,000.00	0	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	0	73,119.17	25,792.67	17,468,358.65	0	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	0	74,580.86	25,520.59	17,442,838.06	0	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	0	73,190.82	26,095.71	17,416,742.35	0	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	0	74,649.70	25,827.61	17,390,914.74	0	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	0	74,630.42	25,951.28	17,364,963.46	0	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	0	70,229.96	27,275.75	17,337,687.71	0	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	0	74,602.56	26,213.33	17,311,474.38	0	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	0	73,148.76	26,756.19	17,284,718.18	0	35,770.39	0	0
10	25-Jun-06	80,522.78	34,594.92	21,571,302.81	0	0	0	74,706.08	27,675.93	17,257,042.25	0	40,530.71	0	0
11	25-Jul-06	77,800.50	80,741.20	21,490,561.61	0	0	0	73,268.16	64,592.96	17,192,449.29	0	44,063.78	0	0
12	25-Aug-06	80,092.94	189,394.76	21,301,166.85	0	0	0	74,515.56	151,515.81	17,040,933.48	0	48,629.34	0	0
13	25-Sep-06	79,387.08	188,292.72	21,112,874.14	0	0	0	73,933.89	150,634.17	16,890,299.31	0	53,102.36	0	0
14	25-Oct-06	76,147.10	187,229.29	20,925,644.85	0	0	0	71,958.32	149,783.43	16,740,515.88	0	56,372.75	0	0
15	25-Nov-06	77,987.55	185,162.58	20,740,482.27	0	0	0	72,785.49	148,130.07	16,592,385.81	0	60,651.38	0	0
16	25-Dec-06	74,804.01	184,163.68	20,556,318.59	0	0	0	70,900.70	147,330.94	16,445,054.87	0	63,690.17	0	0
17	25-Jan-07	76,611.12	182,141.93	20,374,176.66	0	0	0	71,720.03	145,713.54	16,299,341.33	0	67,712.26	0	0
18	25-Feb-07	75,932.29	180,629.84	20,193,546.82	0	0	0	71,166.92	144,503.87	16,154,837.45	0	71,637.39	0	0
19	25-Mar-07	67,975.97	166,062.88	20,027,483.94	0	0	0	138,879.90	132,850.31	16,021,987.15	0	0	72,303.66	0
20	25-Apr-07	74,640.21	161,598.52	19,865,885.42	0	0	0	73,508.88	129,278.82	15,892,708.33	0	0	3,430.31	0
21	25-May-07	71,649.63	160,180.77	19,705,704.64	0	0	0	70,563.62	128,144.62	15,764,563.71	0	0	2,347.19	0
22	25-Jun-07	73,440.97	159,662.45	19,546,042.19	0	0	0	72,327.82	127,729.96	15,636,833.75	0	0	3,314.52	505.37
23	25-Jul-07	70,496.06	187,130.98	19,358,911.21	0	0	0	69,427.54	149,704.79	15,487,128.97	0	0	2,248.81	16,994.69
24	25-Aug-07	72,148.51	255,049.33	19,103,861.88	0	0	0	71,054.95	204,039.46	15,283,089.50	0	0	3,099.59	56,553.23
25	25-Sep-07	71,197.97	251,939.42	18,851,922.46	0	0	0	70,118.81	201,551.53	15,081,537.97	0	0	3,048.56	56,192.92
26	25-Oct-07	67,992.60	248,563.45	18,603,359.01	0	0	0	66,962.03	198,850.76	14,882,687.21	0	0	2,040.68	55,661.13
27	25-Nov-07	69,332.65	245,233.36	18,358,125.66	0	0	0	68,281.77	196,186.69	14,686,500.53	0	0	2,949.00	55,134.15
28	25-Dec-07	66,211.64	241,948.53	18,116,177.13	0	0	0	65,208.06	193,558.82	14,492,941.70	0	0	1,981.07	54,611.93
29	25-Jan-08	67,516.88	238,708.37	17,877,468.76	0	0	0	66,493.62	190,966.70	14,301,975.01	0	0	2,852.39	54,094.48
30	25-Feb-08	66,627.34	235,512.26	17,641,956.49	0	0	0	65,617.46	188,409.81	14,113,565.20	0	0	2,805.19	53,581.70
31	25-Mar-08	61,507.70	232,359.62	17,409,596.88	0	0	0	60,575.42	185,887.69	13,927,677.50	0	0	1,031.17	53,073.57
32	25-Apr-08	64,883.63	229,249.85	17,180,347.03	0	0	0	63,900.18	183,399.88	13,744,277.63	0	0	2,712.70	52,570.04
33	25-May-08	61,963.78	226,182.37	16,954,164.66	0	0	0	61,024.59	180,945.90	13,563,331.73	0	0	1,839.61	52,071.06
34	25-Jun-08	63,186.29	224,505.77	16,729,658.89	0	0	0	62,228.57	179,604.61	13,383,727.11	0	0	2,210.57	51,576.60
35	25-Jul-08	60,338.30	265,360.87	16,464,298.02	0	0	0	59,423.75	212,288.70	13,171,438.41	0	0	545.66	51,084.50
36	25-Aug-08	61,360.61	368,852.62	16,095,445.40	0	0	0	60,430.56	295,082.09	12,876,356.32	0	0	0	50,527.98
37	25-Sep-08	59,985.94	360,572.79	15,734,872.61	0	0	0	59,076.72	288,458.23	12,587,898.09	0	0	0	49,810.56
38	25-Oct-08	56,750.44	352,023.10	15,382,849.51	0	0	0	55,890.27	281,618.48	12,306,279.61	0	0	0	49,102.38
39	25-Nov-08	57,330.17	343,678.65	15,039,170.86	0	0	0	56,461.21	274,942.92	12,031,336.69	0	0	0	48,404.06
40	25-Dec-08	54,241.28	335,534.53	14,703,636.33	0	0	0	53,419.13	268,427.63	11,762,909.06	0	0	0	47,715.46
41	25-Jan-09	54,798.82	327,585.96	14,376,050.37	0	0	0	53,968.23	262,068.76	11,500,840.30	0	0	0	47,036.44
42	25-Feb-09	53,577.94	319,828.23	14,056,222.14	0	0	0	52,765.86	255,862.59	11,244,977.71	0	0	0	46,366.88
43	25-Mar-09	47,316.37	312,256.80	13,743,965.33	0	0	0	46,599.19	249,805.44	10,995,172.27	0	0	0	45,706.65
44	25-Apr-09	51,222.23	304,867.20	13,439,098.13	0	0	0	50,445.85	243,893.76	10,751,278.51	0	0	0	45,055.62
45	25-May-09	48,470.35	297,655.08	13,141,443.05	0	0	0	47,735.68	238,124.06	10,513,154.44	0	0	0	44,413.65
46	25-Jun-09	48,976.70	291,162.45	12,850,280.60	0	0	0	48,234.35	232,929.96	10,280,224.48	0	0	0	43,780.63
47	25-Jul-09	46,346.68	301,937.30	12,548,343.30	0	0	0	45,644.20	241,549.84	10,038,674.64	0	0	0	43,152.57
48	25-Aug-09	46,766.28	337,646.00	12,210,697.30	0	0	0	46,057.44	270,116.80	9,768,557.84	0	0	0	42,407.66
49	25-Sep-09	45,507.91	327,871.31	11,882,825.99	0	0	0	44,818.14	262,297.04	9,506,260.79	0	0	0	41,366.52
50	25-Oct-09	42,857.39	318,194.80	11,564,631.19	0	0	0	42,207.80	254,555.84	9,251,704.96	0	0	0	40,349.41
51	25-Nov-09	43,100.10	308,806.56	11,255,824.63	0	0	0	42,446.82	247,045.25	9,004,659.71	0	0	0	39,357.10
52	25-Dec-09	40,596.01	299,698.04	10,956,126.59	0	0	0	39,980.69	239,758.44	8,764,901.27	0	0	0	38,388.96
53	25-Jan-10	40,832.27	290,860.96	10,665,265.63	0	0	0	40,213.37	232,688.77	8,532,212.50	0	0	0	37,444.43
54	25-Feb-10	39,748.26	282,287.26	10,382,978.37	0	0	0	39,145.79	225,829.81	8,306,382.69	0	0	0	36,522.94
55	25-Mar-10	34,951.41	273,969.14	10,109,009.22	0	0	0	34,421.65	219,175.32	8,087,207.38	0	0	0	35,623.91
56	25-Apr-10	37,675.15	265,899.03	9,843,110.19	0	0	0	37,104.11	212,719.22	7,874,488.16	0	0	0	34,746.81
57	25-May-10	35,500.82	258,069.56	9,585,040.64	0	0	0	34,962.73	206,455.65	7,668,032.51	0	0	0	33,891.11
58	25-Jun-10	35,722.38	260,414.91	9,324,625.72	0	0	0	35,180.93	208,331.93	7,459,700.58	0	0	0	33,056.29
59	25-Jul-10	33,630.62	252,390.04	9,072,235.68	0	0	0	33,121.07	201,912.03	7,257,788.55	0	0	0	32,240.27
60	25-Aug-10	33,811.21	301,618.47	8,770,617.21	0	0	0	33,298.73	241,294.77	7,016,493.77	0	0	0	31,393.60
61	25-Sep-10	32,687.12	292,471.55	8,478,145.67	0	0	0	32,191.67	233,977.24	6,782,516.53	0	0	0	30,444.78
62	25-Oct-10	30,577.85	283,599.93	8,194,545.73	0	0	0	30,114.37	226,879.95	6,555,636.58	0	0	0	29,523.92
63	25-Nov-10	30,540.16	274,995.54	7,919,550.20	0	0	0	30,077.26	219,996.43	6,335,640.16	0	0	0	28,630.74
64	25-Dec-10	28,563.18	266,650.35	7,652,899.84	0	0	0	28,130.24	213,320.28	6,122,319.88	0	0	0	27,764.42
65	25-Jan-11	28,521.51	258,556.61	7,394,343.23	0	0	0	28,089.20	206,845.29	5,915,474.59	0	0	0	26,924.14
66	25-Feb-11	27,557.90	250,706.79	7,143,636.45	0	0	0	27,140.20	200,565.43	5,714,909.16	0	0	0	26,109.13
67	25-Mar-11	24,047.07	243,093.56	6,900,542.89	0	0	0	23,682.58	194,474.85	5,520,434.31	0	0	0	25,318.63
68	25-Apr-11	25,717.56	235,709.85	6,664,833.04	0	0	0	25,327.75	188,567.88	5,331,866.43	0	0	0	24,551.90
69	25-May-11	24,037.83	228,548.77	6,436,284.27	0	0	0	23,673.49	182,839.02	5,149,027.41	0	0	0	23,808.25
70	25-Jun-11	23,987.32	221,896.63	6,214,387.63	0	0	0	23,623.74	177,517.31	4,971,510.11	0	0	0	24,089.34
71	25-Jul-11	22,413.22	215,152.00	5,999,235.63	0	0	0	22,073.50	172,121.60	4,799,388.51	0	0	0	23,359.01
72	25-Aug-11	22,358.48	210,211.06	5,789,024.57	0	0	0	22,019.59	168,168.85	4,631,219.66	0	0	0	28,125.29
73	25-Sep-11	21,575.05	203,816.37	5,585,208.20	0	0	0	21,248.04	163,053.10	4,468,166.56	0	0	0	27,264.15

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
74	25-Oct-11	20,143.98	197,614.72	5,387,593.48	0	0	0	19,838.66	158,091.78	4,310,074.79	0	0	0	26,429.14
75	25-Nov-11	20,078.96	191,600.31	5,195,993.17	0	0	0	19,774.62	153,280.25	4,156,794.54	0	0	0	25,619.46
76	25-Dec-11	18,740.22	185,767.53	5,010,225.64	0	0	0	18,456.17	148,614.03	4,008,180.51	0	0	0	24,834.36
77	25-Jan-12	18,672.55	180,110.93	4,830,114.71	0	0	0	18,389.53	144,088.74	3,864,091.77	0	0	0	24,073.09
78	25-Feb-12	18,001.30	174,625.20	4,655,489.51	0	0	0	17,728.45	139,700.16	3,724,391.61	0	0	0	23,334.93
79	25-Mar-12	16,231.11	169,305.23	4,486,184.28	0	0	0	15,985.09	135,444.19	3,588,947.42	0	0	0	22,619.20
80	25-Apr-12	16,719.51	164,146.04	4,322,038.23	0	0	0	16,466.09	131,316.83	3,457,630.59	0	0	0	21,925.21
81	25-May-12	15,588.15	159,142.80	4,162,895.44	0	0	0	15,351.88	127,314.24	3,330,316.35	0	0	0	21,252.30
82	25-Jun-12	15,514.65	154,290.81	4,008,604.63	0	0	0	15,279.49	123,432.65	3,206,883.70	0	0	0	20,599.85
83	25-Jul-12	14,457.70	149,585.55	3,859,019.08	0	0	0	14,238.56	119,668.44	3,087,215.26	0	0	0	19,967.23
84	25-Aug-12	14,382.14	145,008.51	3,714,010.56	0	0	0	14,164.14	116,006.81	2,971,208.45	0	0	0	19,353.84
85	25-Sep-12	13,841.70	140,584.41	3,573,426.15	0	0	0	13,631.90	112,467.53	2,858,740.92	0	0	0	18,759.11
86	25-Oct-12	14,004.85	136,294.17	3,437,131.98	0	0	0	14,777.31	109,035.33	2,749,705.59	0	0	0	18,182.48
87	25-Nov-12	13,919.72	132,133.74	3,304,998.24	0	0	0	14,687.48	105,706.99	2,643,998.59	0	0	0	17,623.39
88	25-Dec-12	12,952.84	128,099.24	3,176,899.00	0	0	0	13,667.27	102,479.39	2,541,519.20	0	0	0	17,081.31
89	25-Jan-13	12,865.82	124,186.88	3,052,712.12	0	0	0	13,575.45	99,349.50	2,442,169.70	0	0	0	16,555.74
90	25-Feb-13	12,362.89	120,392.97	2,932,319.15	0	0	0	13,044.78	96,314.38	2,345,855.32	0	0	0	16,046.17
91	25-Mar-13	10,726.10	116,713.97	2,815,605.18	0	0	0	11,317.71	93,371.18	2,252,484.14	0	0	0	15,552.12
92	25-Apr-13	11,402.65	113,146.41	2,702,458.76	0	0	0	12,031.58	90,517.13	2,161,967.01	0	0	0	15,073.13
93	25-May-13	10,591.39	109,686.94	2,592,771.82	0	0	0	11,175.57	87,749.55	2,074,217.46	0	0	0	14,608.73
94	25-Jun-13	10,500.22	106,332.31	2,486,439.51	0	0	0	11,079.37	85,065.85	1,989,151.61	0	0	0	14,158.48
95	25-Jul-13	9,744.77	103,079.36	2,383,360.15	0	0	0	10,282.26	82,463.49	1,906,688.12	0	0	0	13,721.97
96	25-Aug-13	9,652.15	99,925.03	2,283,435.12	0	0	0	10,184.52	79,940.03	1,826,748.09	0	0	0	13,298.76
97	25-Sep-13	9,247.47	96,866.37	2,186,568.75	0	0	0	9,757.52	77,493.09	1,749,255.00	0	0	0	12,888.51
98	25-Oct-13	8,569.53	93,900.47	2,092,668.28	0	0	0	9,042.19	75,120.38	1,674,134.62	0	0	0	12,490.77
99	25-Nov-13	8,474.90	91,024.55	2,001,643.73	0	0	0	8,942.34	72,819.64	1,601,314.98	0	0	0	12,105.17
100	25-Dec-13	7,844.78	88,235.90	1,913,407.83	0	0	0	8,277.46	70,588.72	1,530,726.26	0	0	0	11,731.34
101	25-Jan-14	7,748.93	85,531.89	1,827,875.94	0	0	0	8,176.33	68,425.51	1,462,300.75	0	0	0	11,368.93
102	25-Feb-14	7,402.54	82,909.96	1,744,965.99	0	0	0	7,810.84	66,327.97	1,395,972.79	0	0	0	11,017.58
103	25-Mar-14	6,382.89	80,367.64	1,664,598.34	0	0	0	6,734.95	64,294.11	1,331,678.68	0	0	0	10,676.97
104	25-Apr-14	6,741.30	77,902.54	1,586,695.81	0	0	0	7,113.12	62,322.03	1,269,356.64	0	0	0	10,346.77
105	25-May-14	6,216.53	75,512.32	1,511,183.48	0	0	0	6,561.52	60,409.86	1,208,946.79	0	0	0	10,026.66
106	25-Jun-14	6,120.00	73,194.73	1,437,988.75	0	0	0	6,457.56	58,555.78	1,150,391.00	0	0	0	9,716.33
107	25-Jul-14	5,635.72	70,947.58	1,367,041.18	0	0	0	5,946.56	56,758.06	1,093,632.94	0	0	0	9,415.50
108	25-Aug-14	5,536.25	68,768.73	1,298,272.45	0	0	0	5,841.61	55,014.99	1,038,617.96	0	0	0	9,123.88
109	25-Sep-14	5,257.75	66,656.14	1,231,616.30	0	0	0	5,547.75	53,324.91	985,293.04	0	0	0	8,841.17
110	25-Oct-14	4,826.91	64,607.80	1,167,008.50	0	0	0	5,093.14	51,686.24	933,606.80	0	0	0	8,567.12
111	25-Nov-14	4,726.16	62,621.77	1,104,386.73	0	0	0	4,986.83	50,097.42	883,509.38	0	0	0	8,301.46
112	25-Dec-14	4,328.28	60,696.18	1,043,690.55	0	0	0	4,567.01	48,556.94	834,952.44	0	0	0	8,043.94
113	25-Jan-15	4,226.74	58,829.19	984,861.36	0	0	0	4,459.88	47,063.35	787,889.09	0	0	0	7,794.31
114	25-Feb-15	3,988.50	57,019.04	927,842.33	0	0	0	4,208.49	45,615.23	742,273.86	0	0	0	7,552.33
115	25-Mar-15	3,393.94	55,264.00	872,578.32	0	0	0	3,581.14	44,211.20	698,062.66	0	0	0	7,317.76
116	25-Apr-15	3,533.77	53,562.43	819,015.90	0	0	0	3,728.68	42,849.94	655,212.72	0	0	0	7,090.39
117	25-May-15	3,209.86	51,912.69	767,103.21	0	0	0	3,386.90	41,530.15	613,682.57	0	0	0	6,869.99
118	25-Jun-15	3,106.62	50,303.48	716,799.73	0	0	0	3,277.97	40,242.79	573,439.78	0	0	0	6,656.36
119	25-Jul-15	2,809.26	48,753.35	668,046.38	0	0	0	2,964.21	39,002.68	534,437.10	0	0	0	6,449.28
120	25-Aug-15	2,705.46	47,173.97	620,872.41	0	0	0	2,854.68	37,739.17	496,697.93	0	0	0	6,248.56
121	25-Sep-15	2,514.41	45,721.46	575,150.95	0	0	0	2,653.10	36,577.17	460,120.76	0	0	0	6,054.01
122	25-Oct-15	2,254.11	44,313.19	530,837.76	0	0	0	2,378.44	35,450.55	424,670.21	0	0	0	5,865.43
123	25-Nov-15	2,149.79	42,947.82	487,889.94	0	0	0	2,268.36	34,358.26	390,311.95	0	0	0	5,682.64
124	25-Dec-15	1,912.12	41,624.06	446,265.87	0	0	0	2,017.59	33,299.25	357,012.70	0	0	0	5,505.48
125	25-Jan-16	1,807.29	40,340.65	405,925.22	0	0	0	1,906.97	32,272.52	324,740.18	0	0	0	5,333.76
126	25-Feb-16	1,643.92	39,096.37	366,828.85	0	0	0	1,734.59	31,277.09	293,463.08	0	0	0	5,167.33
127	25-Mar-16	1,389.74	37,890.03	328,938.82	0	0	0	1,466.39	30,312.03	263,151.06	0	0	0	5,006.02
128	25-Apr-16	1,332.14	36,720.50	292,218.32	0	0	0	1,405.61	29,376.40	233,774.66	0	0	0	4,849.67
129	25-May-16	1,145.25	35,586.64	256,631.68	0	0	0	1,208.42	28,469.32	205,305.34	0	0	0	4,698.13
130	25-Jun-16	1,039.31	34,487.40	222,144.28	0	0	0	1,096.63	27,589.92	177,715.43	0	0	0	4,551.27
131	25-Jul-16	870.62	33,421.72	188,722.56	0	0	0	918.64	26,737.38	150,978.05	0	0	0	4,408.95
132	25-Aug-16	764.29	32,388.59	156,333.97	0	0	0	806.45	25,910.87	125,067.18	0	0	0	4,271.02
133	25-Sep-16	633.12	31,387.08	124,946.89	0	0	0	668.04	25,109.66	99,957.52	0	0	0	4,137.57
134	25-Oct-16	489.69	30,416.17	94,530.73	0	0	0	516.7	24,332.93	75,624.58	0	0	0	4,008.22
135	25-Nov-16	382.83	29,474.93	65,055.80	0	0	0	403.95	23,579.94	52,044.64	0	0	0	3,882.86
136	25-Dec-16	254.96	28,562.46	36,493.34	0	0	0	269.03	22,849.97	29,194.67	0	0	0	3,761.35
137	25-Jan-17	147.79	27,677.90	8,815.45	0	0	0	155.94	22,142.32	7,052.36	0	0	0	3,643.60
138	25-Feb-17	35.7	8,815.45	0	0	0	0	37.67	7,052.36	0	0	0	0	3,529.47
139	25-Mar-17													3,418.87
140	25-Apr-17													3,311.67
141	25-May-17													3,207.79
142	25-Jun-17													3,107.11
143	25-Jul-17													3,009.54
144	25-Aug-17													2,914.99
145	25-Sep-17													2,823.36
146	25-Oct-17													2,734.56
147	25-Nov-17													2,648.51
148	25-Dec-17													2,565.13
149	25-Jan-18													2,484.32

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
150	25-Feb-18													2,406.02
151	25-Mar-18													2,330.14
152	25-Apr-18													2,256.62
153	25-May-18													2,185.37
154	25-Jun-18													2,116.34
155	25-Jul-18													2,049.44
156	25-Aug-18													1,984.63
157	25-Sep-18													1,921.83
158	25-Oct-18													1,860.97
159	25-Nov-18													1,802.01
160	25-Dec-18													1,744.89
161	25-Jan-19													1,689.54
162	25-Feb-19													1,635.91
163	25-Mar-19													1,583.96
164	25-Apr-19													1,533.62
165	25-May-19													1,484.85
166	25-Jun-19													1,437.60
167	25-Jul-19													1,391.82
168	25-Aug-19													1,347.48
169	25-Sep-19													1,304.52
170	25-Oct-19													1,262.90
171	25-Nov-19													1,222.58
172	25-Dec-19													1,183.52
173	25-Jan-20													1,145.68
174	25-Feb-20													1,109.03
175	25-Mar-20													1,073.52
176	25-Apr-20													1,039.13
177	25-May-20													1,005.82
178	25-Jun-20													973.55
179	25-Jul-20													942.29
180	25-Aug-20													912.01
181	25-Sep-20													882.69
182	25-Oct-20													854.28
183	25-Nov-20													826.77
184	25-Dec-20													800.13
185	25-Jan-21													774.32
186	25-Feb-21													749.33
187	25-Mar-21													725.12
188	25-Apr-21													701.68
189	25-May-21													678.97
190	25-Jun-21													656.98
191	25-Jul-21													635.69
192	25-Aug-21													615.07
193	25-Sep-21													595.1
194	25-Oct-21													575.76
195	25-Nov-21													557.04
196	25-Dec-21													538.91
197	25-Jan-22													521.35
198	25-Feb-22													504.35
199	25-Mar-22													487.89
200	25-Apr-22													471.95
201	25-May-22													456.52
202	25-Jun-22													441.57
203	25-Jul-22													427.11
204	25-Aug-22													413.1
205	25-Sep-22													399.54
206	25-Oct-22													386.41
207	25-Nov-22													373.7
208	25-Dec-22													361.4
209	25-Jan-23													349.49
210	25-Feb-23													337.96
211	25-Mar-23													326.8
212	25-Apr-23													315.99
213	25-May-23													305.53
214	25-Jun-23													295.41
215	25-Jul-23													285.61
216	25-Aug-23													276.13
217	25-Sep-23													266.95
218	25-Oct-23													258.06
219	25-Nov-23													249.46
220	25-Dec-23													241.14
221	25-Jan-24													233.09
222	25-Feb-24													225.29
223	25-Mar-24													217.75
224	25-Apr-24													210.45
225	25-May-24													203.39

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
226	25-Jun-24													196.55
227	25-Jul-24													189.94
228	25-Aug-24													183.54
229	25-Sep-24													177.35
230	25-Oct-24													171.35
231	25-Nov-24													165.56
232	25-Dec-24													159.95
233	25-Jan-25													154.52
234	25-Feb-25													149.27
235	25-Mar-25													144.2
236	25-Apr-25													139.28
237	25-May-25													134.53
238	25-Jun-25													129.93
239	25-Jul-25													125.49
240	25-Aug-25													121.19
241	25-Sep-25													117.03
242	25-Oct-25													113
243	25-Nov-25													109.11
244	25-Dec-25													105.35
245	25-Jan-26													101.71
246	25-Feb-26													98.19
247	25-Mar-26													94.79
248	25-Apr-26													91.49
249	25-May-26													88.31
250	25-Jun-26													85.23
251	25-Jul-26													82.26
252	25-Aug-26													79.38
253	25-Sep-26													76.6
254	25-Oct-26													73.91
255	25-Nov-26													71.31
256	25-Dec-26													68.8
257	25-Jan-27													66.37
258	25-Feb-27													64.02
259	25-Mar-27													61.75
260	25-Apr-27													59.56
261	25-May-27													57.44
262	25-Jun-27													55.39
263	25-Jul-27													53.41
264	25-Aug-27													51.49
265	25-Sep-27													49.64
266	25-Oct-27													47.86
267	25-Nov-27													46.13
268	25-Dec-27													44.46
269	25-Jan-28													42.85
270	25-Feb-28													41.29
271	25-Mar-28													39.79
272	25-Apr-28													38.33
273	25-May-28													36.93
274	25-Jun-28													35.57
275	25-Jul-28													34.26
276	25-Aug-28													33
277	25-Sep-28													31.78
278	25-Oct-28													30.6
279	25-Nov-28													29.46
280	25-Dec-28													28.36
281	25-Jan-29													27.3
282	25-Feb-29													26.27
283	25-Mar-29													25.28
284	25-Apr-29													24.32
285	25-May-29													23.4
286	25-Jun-29													22.51
287	25-Jul-29													21.65
288	25-Aug-29													20.82
289	25-Sep-29													20.02
290	25-Oct-29													19.25
291	25-Nov-29													18.5
292	25-Dec-29													17.78
293	25-Jan-30													17.09
294	25-Feb-30													16.42
295	25-Mar-30													15.77
296	25-Apr-30													15.15
297	25-May-30													14.55
298	25-Jun-30													13.97
299	25-Jul-30													13.41
300	25-Aug-30													12.87
301	25-Sep-30													12.35

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
302	25-Oct-30													11.85
303	25-Nov-30													11.37
304	25-Dec-30													10.9
305	25-Jan-31													10.46
306	25-Feb-31													10.02
307	25-Mar-31													9.61
308	25-Apr-31													9.2
309	25-May-31													8.82
310	25-Jun-31													8.44
311	25-Jul-31													8.09
312	25-Aug-31													7.74
313	25-Sep-31													7.41
314	25-Oct-31													7.08
315	25-Nov-31													6.78
316	25-Dec-31													6.48
317	25-Jan-32													6.19
318	25-Feb-32													5.92
319	25-Mar-32													5.65
320	25-Apr-32													5.39
321	25-May-32													5.15
322	25-Jun-32													4.91
323	25-Jul-32													4.68
324	25-Aug-32													4.47
325	25-Sep-32													4.26
326	25-Oct-32													4.05
327	25-Nov-32													3.86
328	25-Dec-32													3.67
329	25-Jan-33													3.49
330	25-Feb-33													3.32
331	25-Mar-33													3.15
332	25-Apr-33													2.99
333	25-May-33													2.84
334	25-Jun-33													2.69
335	25-Jul-33													2.55
336	25-Aug-33													2.42
337	25-Sep-33													2.28
338	25-Oct-33													2.16
339	25-Nov-33													2.04
340	25-Dec-33													1.92
341	25-Jan-34													1.81
342	25-Feb-34													1.71
343	25-Mar-34													1.61
344	25-Apr-34													1.51
345	25-May-34													1.42
346	25-Jun-34													1.33
347	25-Jul-34													1.24
348	25-Aug-34													1.16
349	25-Sep-34													1.08
350	25-Oct-34													1.01
351	25-Nov-34													0.93
352	25-Dec-34													0.86
353	25-Jan-35													0.8
354	25-Feb-35													0.74
355	25-Mar-35													0.68
356	25-Apr-35													0.62
357	25-May-35													0.56
358	25-Jun-35													0.49
359	25-Jul-35													0.35
360	25-Aug-35													0

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,539,943.51	21,940,000.00			0	4,494,349.01	17,552,000.00			110,399.76	5,826,666.31
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.61	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	74,580.86	25,520.59	17,442,838.06	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,445.83	21,571,451.90	0	0	74,706.08	27,556.66	17,257,161.52	40,530.71	0	0
11	25-Jul-06	77,801.04	75,727.75	21,495,724.15	0	0	73,268.79	60,582.20	17,196,579.32	44,063.67	0	0
12	25-Aug-06	80,112.18	172,716.15	21,323,008.01	0	0	74,534.90	138,172.92	17,058,406.40	48,628.84	0	0
13	25-Sep-06	79,468.48	171,737.40	21,151,270.60	0	0	74,015.02	137,389.92	16,921,016.48	53,100.89	0	0
14	25-Oct-06	76,285.58	170,851.47	20,980,419.13	0	0	72,100.85	136,681.18	16,784,335.30	56,365.12	0	0
15	25-Nov-06	78,191.69	168,953.45	20,811,465.68	0	0	72,988.85	135,162.76	16,649,172.55	60,641.40	0	0
16	25-Dec-06	75,060.02	168,132.42	20,643,333.26	0	0	71,164.61	134,505.94	16,514,666.61	63,668.37	0	0
17	25-Jan-07	76,935.41	166,273.29	20,477,059.97	0	0	72,043.67	133,018.63	16,381,647.97	67,686.10	0	0
18	25-Feb-07	76,315.73	164,929.06	20,312,130.91	0	0	71,549.72	131,943.25	16,249,704.73	71,605.93	0	0
19	25-Mar-07	68,375.15	150,000.71	20,162,130.20	0	0	139,241.44	120,000.57	16,129,704.16	0	72,223.80	0
20	25-Apr-07	75,142.02	146,089.52	20,016,040.68	0	0	74,003.08	116,871.61	16,012,832.55	0	3,425.08	0
21	25-May-07	72,191.19	144,818.98	19,871,221.71	0	0	71,096.98	115,855.18	15,896,977.36	0	2,323.61	0
22	25-Jun-07	74,057.84	144,595.62	19,726,626.09	0	0	72,935.33	115,676.49	15,781,300.87	0	3,308.15	1,015.44
23	25-Jul-07	71,147.36	177,073.94	19,549,552.15	0	0	70,068.98	141,659.15	15,639,641.72	0	2,220.74	34,147.47
24	25-Aug-07	72,859.01	256,826.88	19,292,725.27	0	0	71,754.68	205,461.50	15,434,180.22	0	3,091.51	113,632.55
25	25-Sep-07	71,901.84	253,822.32	19,038,902.95	0	0	70,812.02	203,057.85	15,231,122.36	0	3,040.54	112,908.58
26	25-Oct-07	68,666.98	250,498.38	18,788,404.57	0	0	67,626.18	200,398.71	15,030,723.65	0	2,010.60	111,840.05
27	25-Nov-07	70,022.30	247,218.84	18,541,185.73	0	0	68,960.96	197,775.07	14,832,948.58	0	2,941.15	110,781.18
28	25-Dec-07	66,871.88	243,983.10	18,297,202.63	0	0	65,858.29	195,186.48	14,637,762.10	0	1,951.63	109,731.88
29	25-Jan-08	68,191.64	240,790.60	18,056,412.02	0	0	67,158.05	192,632.48	14,445,129.62	0	2,844.72	108,692.16
30	25-Feb-08	67,294.24	237,640.75	17,818,771.27	0	0	66,274.25	190,112.60	14,255,017.02	0	2,797.61	107,661.85
31	25-Mar-08	62,124.16	234,532.98	17,584,238.30	0	0	61,182.53	187,626.38	14,067,390.64	0	981.81	106,640.86
32	25-Apr-08	65,534.50	231,466.72	17,352,771.58	0	0	64,541.19	185,173.38	13,882,217.26	0	2,705.31	105,629.11
33	25-May-08	62,585.66	228,441.43	17,124,330.15	0	0	61,637.04	182,753.15	13,699,464.12	0	1,811.90	104,626.51
34	25-Jun-08	63,820.48	226,805.70	16,897,524.44	0	0	62,853.14	181,444.56	13,518,019.56	0	2,203.38	103,632.99
35	25-Jul-08	60,943.74	267,700.92	16,629,823.52	0	0	60,020.01	214,160.74	13,303,858.82	0	518.22	102,644.21
36	25-Aug-08	61,977.50	371,248.24	16,258,575.28	0	0	61,038.10	296,998.60	13,006,860.22	0	0	101,526.00
37	25-Sep-08	60,593.90	363,063.92	15,895,511.37	0	0	59,675.47	290,451.13	12,716,409.09	0	0	100,084.48
38	25-Oct-08	57,329.81	354,605.36	15,540,906.00	0	0	56,460.86	283,684.29	12,432,724.80	0	0	98,661.53
39	25-Nov-08	57,919.23	346,347.65	15,194,558.35	0	0	57,041.34	277,078.12	12,155,646.68	0	0	97,258.39
40	25-Dec-08	54,801.71	338,286.00	14,856,272.35	0	0	53,971.07	270,628.80	11,885,017.88	0	0	95,874.79
41	25-Jan-09	55,367.68	330,415.75	14,525,856.60	0	0	54,528.46	264,332.60	11,620,685.28	0	0	94,510.44
42	25-Feb-09	54,136.25	322,732.36	14,203,124.24	0	0	53,315.70	258,185.89	11,362,499.39	0	0	93,165.10
43	25-Mar-09	47,810.87	315,231.37	13,887,892.87	0	0	47,086.20	252,185.10	11,110,314.30	0	0	91,838.49
44	25-Apr-09	51,758.63	307,908.47	13,579,984.40	0	0	50,974.12	246,326.77	10,863,987.52	0	0	90,530.36
45	25-May-09	48,978.48	300,759.40	13,279,225.00	0	0	48,236.10	240,607.52	10,623,380.00	0	0	89,240.46
46	25-Jun-09	49,490.20	294,326.31	12,984,898.70	0	0	48,740.07	235,461.05	10,387,918.96	0	0	87,968.54
47	25-Jul-09	46,832.20	305,156.60	12,679,742.10	0	0	46,122.36	244,125.28	10,143,793.68	0	0	86,706.57
48	25-Aug-09	47,255.99	340,895.33	12,338,846.77	0	0	46,539.73	272,716.26	9,871,077.42	0	0	85,209.81
49	25-Sep-09	45,985.51	331,093.39	12,007,753.38	0	0	45,288.50	264,874.72	9,606,202.70	0	0	83,117.85
50	25-Oct-09	43,307.96	321,388.49	11,686,364.88	0	0	42,651.54	257,110.79	9,349,091.91	0	0	81,074.18
51	25-Nov-09	43,553.78	311,971.00	11,374,393.88	0	0	42,893.63	249,576.80	9,099,515.10	0	0	79,080.31
52	25-Dec-09	41,023.65	302,832.46	11,071,561.42	0	0	40,401.85	242,265.96	8,857,249.14	0	0	77,135.04
53	25-Jan-10	41,262.48	293,964.62	10,777,596.81	0	0	40,637.06	235,171.69	8,622,077.44	0	0	75,237.19
54	25-Feb-10	40,166.91	285,359.50	10,492,237.30	0	0	39,558.09	228,287.60	8,393,789.84	0	0	73,385.62
55	25-Mar-10	35,319.20	277,009.37	10,215,227.93	0	0	34,783.87	221,607.49	8,172,182.35	0	0	71,579.21
56	25-Apr-10	38,071.02	268,906.69	9,946,321.24	0	0	37,493.97	215,125.35	7,957,057.00	0	0	69,816.85
57	25-May-10	35,873.07	261,044.16	9,685,277.08	0	0	35,329.33	208,835.33	7,748,221.66	0	0	68,097.49
58	25-Jun-10	36,095.95	263,060.31	9,422,216.77	0	0	35,548.84	210,448.25	7,537,773.42	0	0	66,420.08
59	25-Jul-10	33,982.80	255,010.16	9,167,206.62	0	0	33,467.71	204,008.13	7,333,765.29	0	0	64,780.46
60	25-Aug-10	34,165.16	302,582.67	8,864,623.95	0	0	33,647.32	242,066.14	7,091,699.16	0	0	63,079.24
61	25-Sep-10	33,037.47	293,409.89	8,571,214.06	0	0	32,536.72	234,727.91	6,856,971.25	0	0	61,172.77
62	25-Oct-10	30,913.51	284,512.95	8,286,701.11	0	0	30,444.95	227,610.36	6,629,360.89	0	0	59,322.49
63	25-Nov-10	30,883.61	275,883.91	8,010,817.20	0	0	30,415.51	220,707.13	6,408,653.76	0	0	57,527.83
64	25-Dec-10	28,892.35	267,514.77	7,743,302.44	0	0	28,454.42	214,011.81	6,194,641.95	0	0	55,787.11
65	25-Jan-11	28,858.43	259,397.72	7,483,904.72	0	0	28,421.02	207,518.17	5,987,123.77	0	0	54,098.74
66	25-Feb-11	27,891.68	251,525.22	7,232,379.50	0	0	27,468.92	201,220.17	5,785,903.60	0	0	52,461.13
67	25-Mar-11	24,345.80	243,889.94	6,988,489.57	0	0	23,976.78	195,111.95	5,590,791.65	0	0	50,872.78
68	25-Apr-11	26,045.32	236,484.77	6,752,004.80	0	0	25,650.55	189,187.81	5,401,603.84	0	0	49,332.20
69	25-May-11	24,352.23	229,302.82	6,522,701.98	0	0	23,983.12	183,442.25	5,218,161.59	0	0	47,837.98
70	25-Jun-11	24,309.39	222,926.09	6,299,775.89	0	0	23,940.93	178,340.87	5,039,820.72	0	0	48,402.77
71	25-Jul-11	22,721.19	216,152.63	6,083,623.26	0	0	22,376.80	172,922.11	4,866,898.61	0	0	46,935.31
72	25-Aug-11	22,672.99	212,798.78	5,870,824.49	0	0	22,329.33	170,239.02	4,696,659.59	0	0	56,512.22
73	25-Sep-11	21,879.91	206,325.49	5,664,498.99	0	0	21,548.27	165,060.39	4,531,599.20	0	0	54,781.93

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
74	25-Oct-11	20,429.96	200,047.62	5,464,451.38	0	0	20,120.30	160,038.09	4,371,561.10	0	0	53,104.13
75	25-Nov-11	20,365.40	193,959.28	5,270,492.09	0	0	20,056.72	155,167.43	4,216,393.67	0	0	51,477.24
76	25-Dec-11	19,008.91	188,054.81	5,082,437.29	0	0	18,720.79	150,443.84	4,065,949.83	0	0	49,899.74
77	25-Jan-12	18,941.68	182,328.66	4,900,108.62	0	0	18,654.58	145,862.93	3,920,086.90	0	0	48,370.12
78	25-Feb-12	18,262.16	176,775.51	4,723,333.12	0	0	17,885.36	141,420.40	3,778,666.49	0	0	46,886.94
79	25-Mar-12	16,467.64	171,390.13	4,551,942.98	0	0	16,218.04	137,112.11	3,641,554.39	0	0	45,448.81
80	25-Apr-12	16,964.59	166,167.51	4,385,775.47	0	0	16,707.45	132,934.01	3,508,620.38	0	0	44,054.37
81	25-May-12	15,818.03	161,102.76	4,224,672.71	0	0	15,578.27	128,882.21	3,379,738.17	0	0	42,702.30
82	25-Jun-12	15,744.89	156,191.12	4,068,481.59	0	0	15,506.24	124,852.90	3,254,785.27	0	0	41,391.32
83	25-Jul-12	14,673.66	151,428.00	3,917,053.59	0	0	14,451.25	121,142.40	3,133,642.87	0	0	40,120.20
84	25-Aug-12	14,598.42	146,794.86	3,770,258.73	0	0	14,377.15	117,435.89	3,016,206.99	0	0	38,887.72
85	25-Sep-12	14,051.34	142,316.34	3,627,942.40	0	0	13,838.36	113,853.07	2,902,353.92	0	0	37,692.73
86	25-Oct-12	14,218.51	137,973.31	3,489,969.08	0	0	15,002.75	110,378.65	2,791,975.27	0	0	36,534.10
87	25-Nov-12	14,133.70	133,761.71	3,356,207.38	0	0	14,913.26	107,009.36	2,684,965.90	0	0	35,410.71
88	25-Dec-12	13,153.54	129,677.57	3,226,529.81	0	0	13,879.04	103,742.06	2,581,223.85	0	0	34,321.52
89	25-Jan-13	13,066.82	125,717.07	3,100,812.74	0	0	13,787.54	100,573.66	2,480,650.19	0	0	33,265.49
90	25-Feb-13	12,557.69	121,876.49	2,978,936.25	0	0	13,250.32	97,501.19	2,383,149.00	0	0	32,241.61
91	25-Mar-13	10,896.62	118,152.22	2,860,784.03	0	0	11,497.63	94,521.78	2,288,627.22	0	0	31,248.92
92	25-Apr-13	11,585.62	114,540.76	2,746,243.27	0	0	12,224.64	91,632.61	2,196,994.61	0	0	30,286.47
93	25-May-13	10,762.99	111,038.73	2,635,204.54	0	0	11,356.63	88,830.98	2,108,163.63	0	0	29,353.35
94	25-Jun-13	10,672.07	107,642.82	2,527,561.72	0	0	11,260.70	86,114.25	2,022,049.38	0	0	28,448.67
95	25-Jul-13	9,905.94	104,349.84	2,423,211.89	0	0	10,452.31	83,479.87	1,938,569.51	0	0	27,571.58
96	25-Aug-13	9,813.54	101,156.69	2,322,055.20	0	0	10,354.82	80,925.35	1,857,644.16	0	0	26,721.23
97	25-Sep-13	9,403.87	98,060.39	2,223,994.80	0	0	9,922.55	78,448.32	1,779,195.84	0	0	25,896.91
98	25-Oct-13	8,716.21	95,058.01	2,128,936.79	0	0	9,196.96	76,046.41	1,703,149.43	0	0	25,097.73
99	25-Nov-13	8,621.78	92,146.71	2,036,790.08	0	0	9,097.33	73,717.37	1,629,432.07	0	0	24,322.95
100	25-Dec-13	7,982.52	89,323.74	1,947,466.34	0	0	8,422.81	71,458.99	1,557,973.07	0	0	23,571.81
101	25-Jan-14	7,886.86	86,586.45	1,860,879.89	0	0	8,321.87	69,269.16	1,488,703.91	0	0	22,843.61
102	25-Feb-14	7,536.20	83,932.26	1,776,947.63	0	0	7,951.87	67,145.81	1,421,558.10	0	0	22,137.65
103	25-Mar-14	6,499.88	81,358.66	1,695,588.97	0	0	6,858.39	65,086.93	1,356,471.17	0	0	21,453.26
104	25-Apr-14	6,866.81	78,863.22	1,616,725.74	0	0	7,245.55	63,090.58	1,293,380.60	0	0	20,789.78
105	25-May-14	6,336.22	76,443.59	1,540,282.16	0	0	6,685.70	61,154.87	1,232,225.73	0	0	20,146.59
106	25-Jun-14	6,237.84	74,097.47	1,466,184.69	0	0	6,581.90	59,277.98	1,172,947.75	0	0	19,523.06
107	25-Jul-14	5,746.22	71,822.66	1,394,362.03	0	0	6,063.16	57,458.13	1,115,489.62	0	0	18,918.59
108	25-Aug-14	5,646.90	69,617.00	1,324,745.03	0	0	5,958.36	55,693.60	1,059,796.02	0	0	18,332.63
109	25-Sep-14	5,364.96	67,478.40	1,257,266.63	0	0	5,660.87	53,982.72	1,005,813.30	0	0	17,764.59
110	25-Oct-14	4,927.44	65,404.85	1,191,861.78	0	0	5,199.22	52,323.88	953,489.43	0	0	17,213.94
111	25-Nov-14	4,826.81	63,394.37	1,128,467.42	0	0	5,093.04	50,715.49	902,773.93	0	0	16,680.15
112	25-Dec-14	4,422.65	61,445.06	1,067,022.35	0	0	4,666.59	49,156.05	853,617.88	0	0	16,162.71
113	25-Jan-15	4,321.23	59,555.09	1,007,467.26	0	0	4,559.58	47,644.07	805,973.81	0	0	15,661.13
114	25-Feb-15	4,080.05	57,722.65	949,744.61	0	0	4,305.09	46,178.12	759,795.69	0	0	15,174.91
115	25-Mar-15	3,474.06	55,946.01	893,798.61	0	0	3,665.68	44,756.80	715,038.89	0	0	14,703.60
116	25-Apr-15	3,619.71	54,223.48	839,575.13	0	0	3,818.36	43,378.78	671,660.11	0	0	14,246.74
117	25-May-15	3,290.43	52,553.42	787,021.71	0	0	3,471.92	42,042.74	629,617.37	0	0	13,803.90
118	25-Jun-15	3,187.28	50,924.52	736,097.19	0	0	3,363.08	40,739.61	588,877.75	0	0	13,374.64
119	25-Jul-15	2,884.89	49,355.28	686,741.91	0	0	3,044.01	39,484.22	549,393.53	0	0	12,958.56
120	25-Aug-15	2,781.17	47,757.37	638,984.54	0	0	2,934.57	38,205.90	511,187.63	0	0	12,555.25
121	25-Sep-15	2,587.76	46,286.84	592,697.70	0	0	2,730.49	37,029.47	474,158.16	0	0	12,164.33
122	25-Oct-15	2,322.88	44,861.10	547,836.60	0	0	2,451.00	35,888.88	438,269.28	0	0	11,785.42
123	25-Nov-15	2,218.63	43,478.79	504,357.81	0	0	2,341.00	34,783.03	403,486.25	0	0	11,418.15
124	25-Dec-15	1,976.66	42,138.61	462,219.20	0	0	2,085.69	33,710.89	369,775.36	0	0	11,062.17
125	25-Jan-16	1,871.90	40,839.28	421,379.93	0	0	1,975.14	32,671.42	337,103.94	0	0	10,717.14
126	25-Feb-16	1,706.51	39,579.56	381,800.36	0	0	1,800.63	31,663.65	305,440.29	0	0	10,382.73
127	25-Mar-16	1,446.46	38,358.27	343,442.10	0	0	1,526.24	30,686.61	274,753.68	0	0	10,058.60
128	25-Apr-16	1,390.87	37,174.23	306,267.87	0	0	1,467.59	29,739.38	245,014.30	0	0	9,744.45
129	25-May-16	1,200.31	36,026.32	270,241.55	0	0	1,266.52	28,821.06	216,193.24	0	0	9,439.97
130	25-Jun-16	1,094.43	34,913.45	235,328.10	0	0	1,154.79	27,930.76	188,262.48	0	0	9,144.87
131	25-Jul-16	922.29	33,834.57	201,493.53	0	0	973.16	27,067.66	161,194.82	0	0	8,858.92
132	25-Aug-16	816.01	32,788.64	168,704.89	0	0	861.02	26,230.91	134,963.91	0	0	8,581.78
133	25-Sep-16	683.22	31,774.79	136,930.10	0	0	720.91	25,419.83	109,544.08	0	0	8,313.63
134	25-Oct-16	536.65	30,791.91	106,138.19	0	0	566.25	24,633.53	84,910.55	0	0	8,053.73
135	25-Nov-16	429.84	29,839.08	76,299.11	0	0	453.55	23,871.26	61,039.29	0	0	7,801.83
136	25-Dec-16	299.03	28,915.37	47,383.74	0	0	315.52	23,132.29	37,907.00	0	0	7,557.70
137	25-Jan-17	191.89	28,019.90	19,363.84	0	0	202.48	22,415.82	15,491.07	0	0	7,321.09
138	25-Feb-17	78.42	19,363.84	0	0	0	82.75	15,491.07	0	0	0	7,091.78
139	25-Mar-17											6,869.54
140	25-Apr-17											6,654.15
141	25-May-17											6,445.42
142	25-Jun-17											6,243.12
143	25-Jul-17											6,047.08
144	25-Aug-17											5,857.10
145	25-Sep-17											5,672.98
146	25-Oct-17											5,494.57
147	25-Nov-17											5,321.67
148	25-Dec-17											5,154.12
149	25-Jan-18											4,991.75

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
150	25-Feb-18											4,834.42
151	25-Mar-18											4,681.96
152	25-Apr-18											4,534.23
153	25-May-18											4,391.07
154	25-Jun-18											4,252.36
155	25-Jul-18											4,117.95
156	25-Aug-18											3,987.72
157	25-Sep-18											3,861.53
158	25-Oct-18											3,739.26
159	25-Nov-18											3,620.78
160	25-Dec-18											3,506.01
161	25-Jan-19											3,394.79
162	25-Feb-19											3,287.04
163	25-Mar-19											3,182.65
164	25-Apr-19											3,081.50
165	25-May-19											2,983.51
166	25-Jun-19											2,888.57
167	25-Jul-19											2,796.60
168	25-Aug-19											2,707.49
169	25-Sep-19											2,621.17
170	25-Oct-19											2,537.54
171	25-Nov-19											2,456.53
172	25-Dec-19											2,378.05
173	25-Jan-20											2,302.02
174	25-Feb-20											2,228.38
175	25-Mar-20											2,157.04
176	25-Apr-20											2,087.93
177	25-May-20											2,020.99
178	25-Jun-20											1,956.15
179	25-Jul-20											1,893.35
180	25-Aug-20											1,832.51
181	25-Sep-20											1,773.59
182	25-Oct-20											1,716.52
183	25-Nov-20											1,661.24
184	25-Dec-20											1,607.70
185	25-Jan-21											1,555.85
186	25-Feb-21											1,505.62
187	25-Mar-21											1,456.99
188	25-Apr-21											1,409.88
189	25-May-21											1,364.26
190	25-Jun-21											1,320.08
191	25-Jul-21											1,277.30
192	25-Aug-21											1,235.86
193	25-Sep-21											1,195.74
194	25-Oct-21											1,156.88
195	25-Nov-21											1,119.26
196	25-Dec-21											1,082.83
197	25-Jan-22											1,047.55
198	25-Feb-22											1,013.39
199	25-Mar-22											980.31
200	25-Apr-22											948.29
201	25-May-22											917.28
202	25-Jun-22											887.26
203	25-Jul-22											858.19
204	25-Aug-22											830.05
205	25-Sep-22											802.8
206	25-Oct-22											776.42
207	25-Nov-22											750.88
208	25-Dec-22											726.16
209	25-Jan-23											702.23
210	25-Feb-23											679.06
211	25-Mar-23											656.63
212	25-Apr-23											634.92
213	25-May-23											613.91
214	25-Jun-23											593.57
215	25-Jul-23											573.88
216	25-Aug-23											554.82
217	25-Sep-23											536.38
218	25-Oct-23											518.53
219	25-Nov-23											501.25
220	25-Dec-23											484.53
221	25-Jan-24											468.34
222	25-Feb-24											452.68
223	25-Mar-24											437.53
224	25-Apr-24											422.86
225	25-May-24											408.67

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.68%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
226	25-Jun-24											394.93
227	25-Jul-24											381.64
228	25-Aug-24											368.78
229	25-Sep-24											356.34
230	25-Oct-24											344.3
231	25-Nov-24											332.65
232	25-Dec-24											321.39
233	25-Jan-25											310.48
234	25-Feb-25											299.94
235	25-Mar-25											289.73
236	25-Apr-25											279.86
237	25-May-25											270.31
238	25-Jun-25											261.08
239	25-Jul-25											252.14
240	25-Aug-25											243.5
241	25-Sep-25											235.14
242	25-Oct-25											227.06
243	25-Nov-25											219.24
244	25-Dec-25											211.68
245	25-Jan-26											204.36
246	25-Feb-26											197.29
247	25-Mar-26											190.45
248	25-Apr-26											183.84
249	25-May-26											177.44
250	25-Jun-26											171.26
251	25-Jul-26											165.28
252	25-Aug-26											159.5
253	25-Sep-26											153.91
254	25-Oct-26											148.51
255	25-Nov-26											143.29
256	25-Dec-26											138.24
257	25-Jan-27											133.35
258	25-Feb-27											128.64
259	25-Mar-27											124.08
260	25-Apr-27											119.67
261	25-May-27											115.41
262	25-Jun-27											111.29
263	25-Jul-27											107.31
264	25-Aug-27											103.46
265	25-Sep-27											99.75
266	25-Oct-27											96.16
267	25-Nov-27											92.69
268	25-Dec-27											89.34
269	25-Jan-28											86.1
270	25-Feb-28											82.97
271	25-Mar-28											79.94
272	25-Apr-28											77.02
273	25-May-28											74.2
274	25-Jun-28											71.48
275	25-Jul-28											68.85
276	25-Aug-28											66.31
277	25-Sep-28											63.85
278	25-Oct-28											61.48
279	25-Nov-28											59.19
280	25-Dec-28											56.98
281	25-Jan-29											54.85
282	25-Feb-29											52.79
283	25-Mar-29											50.8
284	25-Apr-29											48.88
285	25-May-29											47.02
286	25-Jun-29											45.23
287	25-Jul-29											43.51
288	25-Aug-29											41.84
289	25-Sep-29											40.23
290	25-Oct-29											38.68
291	25-Nov-29											37.18
292	25-Dec-29											35.73
293	25-Jan-30											34.34
294	25-Feb-30											32.99
295	25-Mar-30											31.7
296	25-Apr-30											30.44
297	25-May-30											29.24
298	25-Jun-30											28.07
299	25-Jul-30											26.95
300	25-Aug-30											25.87
301	25-Sep-30											24.82

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	*Date*	*2M2 Interest*	*2M2 Principal*	*2M2 Balance*	*2M2 CouponcapAccumShortfall*	*2M2 CouponcapShortfallPayback*	*2B1 Interest*	*2B1 Principal*	*2B1 Balance*	*2B1 CouponcapAccumShortfall*	*2B1 CouponcapShortfallPayback*	COLLAT_2 NetLoss
302	25-Oct-30											23.82
303	25-Nov-30											22.85
304	25-Dec-30											21.91
305	25-Jan-31											21.01
306	25-Feb-31											20.14
307	25-Mar-31											19.3
308	25-Apr-31											18.49
309	25-May-31											17.72
310	25-Jun-31											16.97
311	25-Jul-31											16.25
312	25-Aug-31											15.55
313	25-Sep-31											14.88
314	25-Oct-31											14.24
315	25-Nov-31											13.61
316	25-Dec-31											13.02
317	25-Jan-32											12.44
318	25-Feb-32											11.89
319	25-Mar-32											11.35
320	25-Apr-32											10.84
321	25-May-32											10.35
322	25-Jun-32											9.87
323	25-Jul-32											9.41
324	25-Aug-32											8.97
325	25-Sep-32											8.55
326	25-Oct-32											8.14
327	25-Nov-32											7.75
328	25-Dec-32											7.38
329	25-Jan-33											7.02
330	25-Feb-33											6.67
331	25-Mar-33											6.33
332	25-Apr-33											6.01
333	25-May-33											5.71
334	25-Jun-33											5.41
335	25-Jul-33											5.13
336	25-Aug-33											4.85
337	25-Sep-33											4.59
338	25-Oct-33											4.34
339	25-Nov-33											4.1
340	25-Dec-33											3.87
341	25-Jan-34											3.64
342	25-Feb-34											3.43
343	25-Mar-34											3.23
344	25-Apr-34											3.03
345	25-May-34											2.84
346	25-Jun-34											2.67
347	25-Jul-34											2.49
348	25-Aug-34											2.33
349	25-Sep-34											2.17
350	25-Oct-34											2.02
351	25-Nov-34											1.88
352	25-Dec-34											1.74
353	25-Jan-35											1.61
354	25-Feb-35											1.48
355	25-Mar-35											1.36
356	25-Apr-35											1.24
357	25-May-35											1.13
358	25-Jun-35											0.99
359	25-Jul-35											0.71
360	25-Aug-35											0

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
1.06%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,221,556.72	21,940,000.00			0	4,160,594.27	17,552,000.00			110,760.77	2,316,249.67
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,376.28	31,900.74	21,803,547.57	0	0	74,580.88	25,520.59	17,442,838.06	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,594.92	21,571,302.81	0	0	74,706.08	27,675.93	17,257,042.25	40,530.71	0	0
11	25-Jul-06	77,800.50	80,741.20	21,490,561.61	0	0	73,268.16	64,592.96	17,192,449.29	44,063.78	0	0
12	25-Aug-06	80,092.84	189,394.76	21,301,166.85	0	0	74,515.56	151,515.81	17,040,933.48	48,629.34	0	0
13	25-Sep-06	79,387.08	188,292.72	21,112,874.14	0	0	73,933.89	150,634.17	16,890,299.31	53,102.36	0	0
14	25-Oct-06	76,147.10	187,229.29	20,925,644.85	0	0	71,958.32	149,783.43	16,740,515.88	56,372.75	0	0
15	25-Nov-06	77,987.55	185,162.58	20,740,482.27	0	0	72,785.49	148,130.07	16,592,385.81	60,651.38	0	0
16	25-Dec-06	74,804.01	184,163.68	20,556,318.59	0	0	70,900.70	147,330.94	16,445,054.87	63,690.17	0	0
17	25-Jan-07	76,611.12	182,141.93	20,374,176.66	0	0	71,720.03	145,713.54	16,299,341.33	67,712.26	0	0
18	25-Feb-07	75,932.29	180,629.84	20,193,546.82	0	0	71,166.92	144,503.87	16,154,837.45	71,637.39	0	0
19	25-Mar-07	67,975.97	166,062.88	20,027,483.94	0	0	138,879.90	132,850.31	16,021,987.15	0	72,303.66	0
20	25-Apr-07	74,640.21	161,598.52	19,865,885.42	0	0	73,508.88	129,278.82	15,892,708.33	0	3,430.31	0
21	25-May-07	71,649.63	160,180.77	19,705,704.64	0	0	70,563.62	128,144.62	15,764,563.71	0	2,347.19	0
22	25-Jun-07	73,440.97	159,662.45	19,546,042.19	0	0	72,327.82	127,729.96	15,636,833.75	0	3,314.52	505.37
23	25-Jul-07	70,496.06	187,130.98	19,358,911.21	0	0	69,427.54	149,704.79	15,487,128.97	0	2,248.81	16,994.69
24	25-Aug-07	72,148.51	255,049.33	19,103,861.88	0	0	71,054.95	204,039.46	15,283,089.50	0	3,099.59	56,553.23
25	25-Sep-07	71,197.97	251,939.42	18,851,922.46	0	0	70,118.81	201,551.53	15,081,537.97	0	3,048.56	56,182.92
26	25-Oct-07	67,992.60	248,563.45	18,603,359.01	0	0	66,962.03	198,850.76	14,882,687.21	0	2,040.68	55,661.13
27	25-Nov-07	69,332.65	245,233.36	18,358,125.66	0	0	68,281.77	196,186.69	14,686,500.53	0	2,949.00	55,134.15
28	25-Dec-07	66,211.64	241,948.53	18,116,177.13	0	0	65,208.06	193,558.82	14,492,941.70	0	1,981.07	54,611.93
29	25-Jan-08	67,516.98	238,708.37	17,877,468.76	0	0	66,493.62	190,966.70	14,301,975.01	0	2,852.39	54,094.48
30	25-Feb-08	66,627.34	235,512.26	17,641,956.49	0	0	65,617.46	188,409.81	14,113,565.20	0	2,805.19	53,581.70
31	25-Mar-08	61,507.70	232,359.62	17,409,596.88	0	0	60,575.42	185,887.69	13,927,677.50	0	1,031.17	53,073.57
32	25-Apr-08	64,883.63	229,249.85	17,180,347.03	0	0	63,900.18	183,399.88	13,744,277.63	0	2,712.70	52,570.04
33	25-May-08	61,963.78	226,182.37	16,954,164.66	0	0	61,024.59	180,945.90	13,563,331.73	0	1,839.61	52,071.06
34	25-Jun-08	63,186.29	224,505.77	16,729,658.89	0	0	62,228.57	179,604.61	13,383,727.11	0	2,210.57	51,576.60
35	25-Jul-08	60,338.30	265,360.87	16,464,298.02	0	0	59,423.75	212,288.70	13,171,438.41	0	545.66	51,084.50
36	25-Aug-08	61,360.61	368,852.62	16,095,445.40	0	0	60,430.56	295,082.09	12,876,356.32	0	0	50,527.98
37	25-Sep-08	59,985.94	360,572.79	15,734,872.61	0	0	59,076.72	288,458.23	12,587,898.09	0	0	49,810.56
38	25-Oct-08	56,750.44	352,023.10	15,382,849.51	0	0	55,890.27	281,618.48	12,306,279.61	0	0	49,102.38
39	25-Nov-08	57,330.17	343,678.65	15,039,170.86	0	0	56,461.21	274,942.92	12,031,336.69	0	0	48,404.06
40	25-Dec-08	54,241.28	335,534.53	14,703,636.33	0	0	53,419.13	268,427.63	11,762,909.06	0	0	47,715.46
41	25-Jan-09	54,798.82	327,585.96	14,376,050.37	0	0	53,968.23	262,068.76	11,500,840.30	0	0	47,036.44
42	25-Feb-09	53,577.94	319,828.23	14,056,222.14	0	0	52,765.86	255,862.59	11,244,977.71	0	0	46,366.88
43	25-Mar-09	47,316.37	312,256.80	13,743,965.33	0	0	46,599.19	249,805.44	10,995,172.27	0	0	45,706.65
44	25-Apr-09	51,222.23	304,867.20	13,439,098.13	0	0	50,445.85	243,893.76	10,751,278.51	0	0	45,055.62
45	25-May-09	48,470.35	297,655.08	13,141,443.05	0	0	47,735.68	238,124.06	10,513,154.44	0	0	44,413.65
46	25-Jun-09	48,976.70	291,162.45	12,850,280.60	0	0	48,234.35	232,929.96	10,280,224.48	0	0	43,780.63
47	25-Jul-09	46,346.68	301,937.30	12,548,343.30	0	0	45,644.20	241,549.84	10,038,674.64	0	0	43,152.57
48	25-Aug-09	46,766.28	337,646.00	12,210,697.30	0	0	46,057.44	270,116.80	9,768,557.84	0	0	42,407.66
49	25-Sep-09	45,507.91	327,871.31	11,882,825.99	0	0	44,818.14	262,297.04	9,506,260.79	0	0	41,366.52
50	25-Oct-09	42,857.39	318,194.80	11,564,631.19	0	0	42,207.80	254,555.84	9,251,704.96	0	0	40,349.41
51	25-Nov-09	43,100.10	308,806.56	11,255,824.63	0	0	42,446.82	247,045.25	9,004,659.71	0	0	39,357.10
52	25-Dec-09	40,596.01	299,698.04	10,956,126.59	0	0	39,980.69	239,758.44	8,764,901.27	0	0	38,388.86
53	25-Jan-10	40,832.27	290,860.96	10,665,265.63	0	0	40,213.37	232,688.77	8,532,212.50	0	0	37,444.43
54	25-Feb-10	39,748.26	282,287.26	10,382,978.37	0	0	39,145.79	225,829.81	8,306,382.69	0	0	36,522.94
55	25-Mar-10	34,951.41	273,969.14	10,109,009.22	0	0	34,421.65	219,175.32	8,087,207.38	0	0	35,623.91
56	25-Apr-10	37,675.15	265,899.03	9,843,110.19	0	0	37,104.11	212,719.22	7,874,488.16	0	0	34,746.81
57	25-May-10	35,500.82	258,069.56	9,585,040.64	0	0	34,962.73	206,455.65	7,668,032.51	0	0	33,891.11
58	25-Jun-10	35,722.38	260,414.91	9,324,625.72	0	0	35,180.93	208,331.93	7,459,700.58	0	0	33,056.29
59	25-Jul-10	33,630.82	252,390.04	9,072,235.68	0	0	33,121.07	201,912.03	7,257,788.55	0	0	32,240.27
60	25-Aug-10	33,811.21	301,618.47	8,770,617.21	0	0	33,298.73	241,294.77	7,016,493.77	0	0	31,393.60
61	25-Sep-10	32,687.12	292,471.55	8,478,145.67	0	0	32,191.67	233,977.24	6,782,516.53	0	0	30,444.78
62	25-Oct-10	30,577.85	283,599.93	8,194,545.73	0	0	30,114.37	226,879.95	6,555,636.58	0	0	29,523.82
63	25-Nov-10	30,540.16	274,995.54	7,919,550.20	0	0	30,077.26	219,996.43	6,335,640.16	0	0	28,630.74

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
1.06%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
64	25-Dec-10	28,563.18	266,650.35	7,652,899.84	0	0	28,130.24	213,320.28	6,122,319.88	0	0	27,764.42
65	25-Jan-11	28,521.51	258,556.61	7,394,343.23	0	0	28,089.20	206,845.29	5,915,474.59	0	0	26,924.14
66	25-Feb-11	27,557.90	250,706.79	7,143,636.45	0	0	27,140.20	200,565.43	5,714,909.16	0	0	26,109.13
67	25-Mar-11	24,047.07	243,093.56	6,900,542.89	0	0	23,682.58	194,474.85	5,520,434.31	0	0	25,318.63
68	25-Apr-11	25,717.56	235,709.85	6,664,833.04	0	0	25,327.75	188,567.88	5,331,866.43	0	0	24,551.90
69	25-May-11	24,037.83	228,548.77	6,436,284.27	0	0	23,673.49	182,839.02	5,149,027.41	0	0	23,808.25
70	25-Jun-11	23,987.32	221,896.63	6,214,387.63	0	0	23,623.74	177,517.31	4,971,510.11	0	0	24,089.34
71	25-Jul-11	22,413.22	215,152.00	5,999,235.63	0	0	22,073.50	172,121.60	4,799,388.51	0	0	23,359.01
72	25-Aug-11	22,358.48	210,211.06	5,789,024.57	0	0	22,019.59	168,168.85	4,631,219.66	0	0	28,125.29
73	25-Sep-11	21,575.05	203,816.37	5,585,208.20	0	0	21,248.04	163,053.10	4,468,166.56	0	0	27,264.15
74	25-Oct-11	20,143.98	197,614.72	5,387,593.48	0	0	19,838.66	158,091.78	4,310,074.79	0	0	26,429.14
75	25-Nov-11	20,078.96	191,600.31	5,195,993.17	0	0	19,774.62	153,280.25	4,156,794.54	0	0	25,619.46
76	25-Dec-11	18,740.22	185,767.53	5,010,225.64	0	0	18,456.17	148,614.03	4,008,180.51	0	0	24,834.36
77	25-Jan-12	18,672.55	180,110.93	4,830,114.71	0	0	18,389.53	144,088.74	3,864,091.77	0	0	24,073.09
78	25-Feb-12	18,001.30	174,625.20	4,655,489.51	0	0	17,728.45	139,700.16	3,724,391.61	0	0	23,334.93
79	25-Mar-12	16,231.11	169,305.23	4,486,184.28	0	0	15,985.09	135,444.19	3,588,947.42	0	0	22,619.20
80	25-Apr-12	16,719.51	164,146.04	4,322,038.23	0	0	16,466.09	131,316.83	3,457,630.59	0	0	21,925.21
81	25-May-12	15,588.15	159,142.80	4,162,895.44	0	0	15,351.88	127,314.24	3,330,316.35	0	0	21,252.30
82	25-Jun-12	15,514.65	154,290.81	4,008,604.63	0	0	15,279.49	123,432.65	3,206,883.70	0	0	20,599.85
83	25-Jul-12	14,457.70	149,585.55	3,859,019.08	0	0	14,238.56	119,668.44	3,087,215.26	0	0	19,967.23
84	25-Aug-12	14,382.14	145,008.51	3,714,010.56	0	0	14,164.14	116,006.81	2,971,208.45	0	0	19,353.84
85	25-Sep-12	13,841.70	3,714,010.56	0	0	0	13,631.90	2,971,208.45	0	0	0	18,759.11

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: *2 CDR, Loss Severity: 35 %, Lag: 12 months*
Forward Curves
Run TO CALL

Group II Cum Loss 2.12%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,252,740.74	21,940,000.00			0	4,191,305.20	17,552,000.00			110,399.76	4,654,044.22
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	74,580.86	25,520.59	17,442,838.06	10,138.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,445.83	21,571,451.90	0	0	74,706.08	27,556.66	17,257,161.52	40,530.71	0	0
11	25-Jul-06	77,801.04	75,727.75	21,495,724.15	0	0	73,268.79	60,582.20	17,196,579.32	44,063.67	0	0
12	25-Aug-06	80,112.18	172,716.15	21,323,008.01	0	0	74,534.90	138,172.92	17,058,406.40	48,628.64	0	0
13	25-Sep-06	79,468.48	171,737.40	21,151,270.60	0	0	74,015.02	137,389.92	16,921,016.48	53,100.89	0	0
14	25-Oct-06	76,285.58	170,851.47	20,980,419.13	0	0	72,100.85	136,681.18	16,784,335.30	56,365.12	0	0
15	25-Nov-06	78,191.69	168,953.45	20,811,465.68	0	0	72,988.85	135,162.76	16,649,172.55	60,641.40	0	0
16	25-Dec-06	75,060.02	168,132.42	20,643,333.26	0	0	71,164.61	134,505.94	16,514,666.61	63,668.37	0	0
17	25-Jan-07	76,935.41	166,273.29	20,477,059.97	0	0	72,043.67	133,018.63	16,381,647.97	67,686.10	0	0
18	25-Feb-07	76,315.73	164,929.06	20,312,130.91	0	0	71,549.72	131,943.25	16,249,704.73	71,605.93	0	0
19	25-Mar-07	68,375.15	150,000.71	20,162,130.20	0	0	139,241.44	120,000.57	16,129,704.16	0	72,223.80	0
20	25-Apr-07	75,142.02	146,089.52	20,016,040.68	0	0	74,003.08	116,871.61	16,012,832.55	0	3,425.08	0
21	25-May-07	72,191.19	144,818.98	19,871,221.71	0	0	71,096.98	115,855.18	15,896,977.36	0	2,323.61	0
22	25-Jun-07	74,057.84	144,595.62	19,726,626.09	0	0	72,935.33	115,676.49	15,781,300.87	0	3,308.15	1,015.44
23	25-Jul-07	71,147.36	177,073.94	19,549,552.15	0	0	70,068.98	141,659.15	15,639,641.72	0	2,220.74	34,147.47
24	25-Aug-07	72,859.01	256,826.88	19,292,725.27	0	0	71,754.68	205,461.50	15,434,180.22	0	3,091.51	113,632.55
25	25-Sep-07	71,901.84	253,822.32	19,038,902.95	0	0	70,812.02	203,057.85	15,231,122.36	0	3,040.54	112,908.58
26	25-Oct-07	68,666.98	250,498.38	18,788,404.57	0	0	67,626.18	200,398.71	15,030,723.65	0	2,010.60	111,840.05
27	25-Nov-07	70,022.30	247,218.84	18,541,185.73	0	0	68,960.96	197,775.07	14,832,948.58	0	2,941.15	110,781.18
28	25-Dec-07	66,871.88	243,983.10	18,297,202.63	0	0	65,858.29	195,186.48	14,637,762.10	0	1,951.63	109,731.88
29	25-Jan-08	68,191.64	240,790.60	18,056,412.02	0	0	67,158.05	192,632.48	14,445,129.62	0	2,844.72	108,692.16
30	25-Feb-08	67,294.24	237,640.75	17,818,771.27	0	0	66,274.25	190,112.60	14,255,017.02	0	2,797.61	107,661.85
31	25-Mar-08	62,124.16	234,532.98	17,584,238.30	0	0	61,182.53	187,626.38	14,067,390.64	0	981.81	106,640.86
32	25-Apr-08	65,534.50	231,466.72	17,352,771.58	0	0	64,541.19	185,173.38	13,882,217.26	0	2,705.31	105,629.11
33	25-May-08	62,585.66	228,441.43	17,124,330.15	0	0	61,637.04	182,753.15	13,699,464.12	0	1,811.90	104,626.51
34	25-Jun-08	63,820.48	226,805.70	16,897,524.44	0	0	62,853.14	181,444.56	13,518,019.56	0	2,203.38	103,632.99
35	25-Jul-08	60,943.74	267,700.92	16,629,823.52	0	0	60,020.01	214,160.74	13,303,858.82	0	518.22	102,644.21
36	25-Aug-08	61,977.50	371,248.24	16,258,575.28	0	0	61,038.10	296,998.60	13,006,860.22	0	0	101,526.00
37	25-Sep-08	60,593.90	363,063.92	15,895,511.37	0	0	59,675.47	290,451.13	12,716,409.09	0	0	100,084.48
38	25-Oct-08	57,329.81	354,605.36	15,540,906.00	0	0	56,460.86	283,684.29	12,432,724.80	0	0	98,661.53
39	25-Nov-08	57,919.23	346,347.65	15,194,558.35	0	0	57,041.34	277,078.12	12,155,646.68	0	0	97,258.39
40	25-Dec-08	54,801.71	338,286.00	14,856,272.35	0	0	53,971.07	270,628.80	11,885,017.88	0	0	95,874.79
41	25-Jan-09	55,367.68	330,415.75	14,525,856.60	0	0	54,528.46	264,332.60	11,620,685.28	0	0	94,510.44
42	25-Feb-09	54,136.25	322,732.36	14,203,124.24	0	0	53,315.70	258,185.89	11,362,499.39	0	0	93,165.10
43	25-Mar-09	47,810.87	315,231.37	13,887,892.87	0	0	47,086.20	252,165.10	11,110,314.30	0	0	91,838.49
44	25-Apr-09	51,758.63	307,908.47	13,579,984.40	0	0	50,974.12	246,326.77	10,863,987.52	0	0	90,530.36
45	25-May-09	48,978.48	300,759.40	13,279,225.00	0	0	48,236.10	240,607.52	10,623,380.00	0	0	89,240.46
46	25-Jun-09	49,490.20	294,326.31	12,984,898.70	0	0	48,740.07	235,461.05	10,387,918.96	0	0	87,968.54
47	25-Jul-09	46,832.20	305,156.60	12,679,742.10	0	0	46,122.36	244,125.28	10,143,793.68	0	0	86,706.57
48	25-Aug-09	47,255.99	340,895.33	12,338,846.77	0	0	46,539.73	272,716.26	9,871,077.42	0	0	85,209.81
49	25-Sep-09	45,985.51	331,093.39	12,007,753.38	0	0	45,288.50	264,874.72	9,606,202.70	0	0	83,117.85
50	25-Oct-09	43,307.96	321,388.49	11,686,364.88	0	0	42,651.54	257,110.79	9,349,091.91	0	0	81,074.18
51	25-Nov-09	43,553.78	311,971.00	11,374,393.88	0	0	42,893.63	249,576.80	9,099,515.10	0	0	79,080.31
52	25-Dec-09	41,023.65	302,832.46	11,071,561.42	0	0	40,401.65	242,265.96	8,857,249.14	0	0	77,135.04
53	25-Jan-10	41,262.48	293,964.62	10,777,596.81	0	0	40,637.06	235,171.69	8,622,077.44	0	0	75,237.19
54	25-Feb-10	40,166.91	285,359.50	10,492,237.30	0	0	39,558.09	228,287.60	8,393,789.84	0	0	73,385.62
55	25-Mar-10	35,319.20	277,009.37	10,215,227.93	0	0	34,783.87	221,607.49	8,172,182.35	0	0	71,579.21
56	25-Apr-10	38,071.02	268,906.69	9,946,321.24	0	0	37,493.97	215,125.35	7,957,057.00	0	0	69,816.85
57	25-May-10	35,873.07	261,044.16	9,685,277.08	0	0	35,329.33	208,835.33	7,748,221.66	0	0	68,097.49
58	25-Jun-10	36,095.95	263,060.31	9,422,216.77	0	0	35,548.84	210,448.25	7,537,773.42	0	0	66,420.08
59	25-Jul-10	33,982.80	255,010.16	9,167,206.62	0	0	33,467.71	204,008.13	7,333,765.29	0	0	64,780.46
60	25-Aug-10	34,165.16	302,582.67	8,864,623.95	0	0	33,647.32	242,066.14	7,091,699.16	0	0	63,079.24
61	25-Sep-10	33,037.47	293,409.89	8,571,214.06	0	0	32,536.72	234,727.91	6,856,971.25	0	0	61,172.77
62	25-Oct-10	30,913.51	284,512.95	8,286,701.11	0	0	30,444.95	227,610.36	6,629,360.89	0	0	59,322.48
63	25-Nov-10	30,883.61	275,883.91	8,010,817.20	0	0	30,415.51	220,707.13	6,408,653.76	0	0	57,527.83

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
2.12%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
64	25-Dec-10	28,892.35	267,514.77	7,743,302.44	0	0	28,454.42	214,011.81	6,194,641.95	0	0	55,787.11
65	25-Jan-11	28,858.43	259,397.72	7,483,904.72	0	0	28,421.02	207,518.17	5,987,123.77	0	0	54,098.74
66	25-Feb-11	27,891.68	251,525.22	7,232,379.50	0	0	27,468.92	201,220.17	5,785,903.60	0	0	52,461.13
67	25-Mar-11	24,345.80	243,889.94	6,988,489.57	0	0	23,976.78	195,111.95	5,590,791.65	0	0	50,872.78
68	25-Apr-11	26,045.32	236,484.77	6,752,004.80	0	0	25,650.55	189,187.81	5,401,603.84	0	0	49,332.20
69	25-May-11	24,352.23	229,302.82	6,522,701.98	0	0	23,983.12	183,442.25	5,218,161.59	0	0	47,837.98
70	25-Jun-11	24,309.39	222,926.09	6,299,775.89	0	0	23,940.93	178,340.87	5,039,820.72	0	0	48,402.77
71	25-Jul-11	22,721.19	216,152.63	6,083,623.26	0	0	22,376.80	172,922.11	4,866,898.61	0	0	46,935.31
72	25-Aug-11	22,672.99	212,798.78	5,870,824.49	0	0	22,329.33	170,239.02	4,696,659.59	0	0	56,512.22
73	25-Sep-11	21,879.91	206,325.49	5,664,498.99	0	0	21,548.27	165,060.39	4,531,599.20	0	0	54,781.93
74	25-Oct-11	20,429.96	200,047.62	5,464,451.38	0	0	20,120.30	160,038.09	4,371,561.10	0	0	53,104.13
75	25-Nov-11	20,365.40	193,959.28	5,270,492.09	0	0	20,056.72	155,167.43	4,216,393.67	0	0	51,477.24
76	25-Dec-11	19,008.91	188,054.81	5,082,437.29	0	0	18,720.79	150,443.84	4,065,949.83	0	0	49,899.74
77	25-Jan-12	18,941.68	182,328.66	4,900,108.62	0	0	18,654.58	145,862.93	3,920,086.90	0	0	48,370.12
78	25-Feb-12	18,262.16	176,775.51	4,723,333.12	0	0	17,985.36	141,420.40	3,778,666.49	0	0	46,886.94
79	25-Mar-12	16,467.64	171,390.13	4,551,942.98	0	0	16,218.04	137,112.11	3,641,554.39	0	0	45,448.81
80	25-Apr-12	16,964.59	166,167.51	4,385,775.47	0	0	16,707.45	132,934.01	3,508,620.38	0	0	44,054.37
81	25-May-12	15,818.03	161,102.76	4,224,672.71	0	0	15,578.27	128,882.21	3,379,738.17	0	0	42,702.30
82	25-Jun-12	15,744.89	156,191.12	4,068,481.59	0	0	15,506.24	124,952.90	3,254,785.27	0	0	41,391.32
83	25-Jul-12	14,673.66	151,428.00	3,917,053.59	0	0	14,451.25	121,142.40	3,133,642.87	0	0	40,120.20
84	25-Aug-12	14,598.42	146,794.86	3,770,258.73	0	0	14,377.15	117,435.89	3,016,206.99	0	0	38,887.72
85	25-Sep-12	14,051.34	3,770,258.73	0	0	0	13,838.36	3,016,206.99	0	0	0	37,692.73

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMPAC 05-6 2B1

*3 1st round of AFCap

*4 2nd round of AFCap

	1	2	3	4	5	6	7	8	9	10	11
	Date	Coupon Owed	Available Funds Cap w/o Excess Spread	Available Funds Cap w/ Excess Spread	Excess Spread ($)	% Arms (for hybrids, % of loans post-reset)	% Fixed (for hybrids, % loans pre-reset)	Bond Balance	Average Life	Collateral Balance	Net WAC (act/360)
0	9-Sep-05					0.0%	100.0%	$ 17,552,000		$ 219,395,205	
1	25-Sep-05	5.328	9.968	5.328	$ 548,105	0.0%	100.0%	$ 17,489,979		$ 219,185,502	10.403
2	25-Oct-05	5.476	5.143	5.143	$ 152,448	0.0%	100.0%	$ 17,460,409		$ 218,976,657	5.549
3	25-Nov-05	5.759	5.328	5.328	$ 141,839	0.7%	99.3%	$ 17,431,774		$ 218,768,616	5.370
4	25-Dec-05	5.849	5.48	5.48	$ 146,547	0.7%	99.3%	$ 17,402,843		$ 218,561,668	5.556
5	25-Jan-06	5.934	5.494	5.494	$ 139,934	0.7%	99.3%	$ 17,374,509		$ 218,355,404	5.377
6	25-Feb-06	6.055	5.531	6.387	$ 126,558	0.7%	99.3%	$ 17,347,322		$ 218,149,777	5.377
7	25-Mar-06	6.131	5.878	5.878	$ 152,479	0.6%	99.4%	$ 17,317,779		$ 217,941,283	5.953
8	25-Apr-06	6.151	5.538	7.388	$ 112,345	0.6%	99.4%	$ 17,291,280		$ 217,729,850	5.377
9	25-May-06	6.154	5.726	6.158	$ 136,433	0.6%	99.4%	$ 17,262,492		$ 217,514,539	5.556
10	25-Jun-06	6.161	5.551	6.416	$ 112,439	0.6%	99.4%	$ 17,231,293		$ 217,245,779	5.383
11	25-Jul-06	6.184	5.739	6.184	$ 133,444	0.6%	99.4%	$ 17,193,848		$ 216,921,703	5.562
12	25-Aug-06	6.207	5.558	6.207	$ 105,902	0.6%	99.4%	$ 17,153,073		$ 216,529,390	5.383
13	25-Sep-06	6.223	5.561	6.223	$ 103,650	0.5%	99.5%	$ 17,105,175		$ 216,047,802	5.383
14	25-Oct-06	6.232	5.75	6.232	$ 126,824	0.5%	99.5%	$ 17,048,085		$ 215,477,077	5.562
15	25-Nov-06	6.237	5.568	6.237	$ 101,937	0.5%	99.5%	$ 16,985,762		$ 214,817,518	5.382
16	25-Dec-06	6.242	5.762	6.242	$ 126,342	0.5%	99.5%	$ 16,914,224		$ 214,069,774	5.567
17	25-Jan-07	6.247	5.58	6.247	$ 101,508	0.5%	99.5%	$ 16,837,538		$ 213,234,293	5.387
18	25-Feb-07	6.259	5.584	6.259	$ 99,753	0.5%	99.5%	$ 16,753,881		$ 212,311,879	5.387
19	25-Mar-07	6.277	6.072	6.072	$ 153,786	0.5%	99.5%	$ 16,658,766		$ 211,303,502	5.964
20	25-Apr-07	6.26	5.593	6.447	$ 106,326	0.4%	99.6%	$ 16,561,121		$ 210,210,297	5.387
21	25-May-07	6.231	5.783	6.231	$ 128,810	0.4%	99.6%	$ 16,454,356		$ 209,033,562	5.567
22	25-Jun-07	6.211	5.601	6.211	$ 121,098	0.4%	99.6%	$ 16,342,556		$ 207,774,758	5.387
23	25-Jul-07	6.201	5.793	6.201	$ 131,756	1.5%	98.5%	$ 16,222,163		$ 206,435,495	5.567
24	25-Aug-07	6.206	5.624	6.206	$ 121,429	1.4%	98.6%	$ 16,095,261		$ 204,887,163	5.400
25	25-Sep-07	6.225	5.625	6.225	$ 122,022	1.3%	98.7%	$ 15,963,735		$ 203,280,111	5.399
26	25-Oct-07	6.246	5.813	6.246	$ 128,839	1.2%	98.8%	$ 15,827,445		$ 201,614,854	5.578
27	25-Nov-07	6.265	5.627	6.265	$ 119,232	1.2%	98.8%	$ 15,686,453		$ 199,892,149	5.397
28	25-Dec-07	6.283	5.816	6.283	$ 126,111	1.1%	98.9%	$ 15,540,842		$ 198,112,994	5.577
29	25-Jan-08	6.297	5.631	6.297	$ 116,848	1.0%	99.0%	$ 15,390,707		$ 196,278,581	5.397
30	25-Feb-08	6.308	5.633	6.308	$ 115,889	1.0%	99.0%	$ 15,236,167		$ 194,390,325	5.397
31	25-Mar-08	6.316	6.024	6.316	$ 130,602	0.9%	99.1%	$ 15,080,073		$ 192,483,100	5.769
32	25-Apr-08	6.32	5.637	6.32	$ 114,236	0.9%	99.1%	$ 14,919,460		$ 190,520,645	5.397
33	25-May-08	6.319	5.828	6.319	$ 121,204	0.9%	99.1%	$ 14,754,525		$ 188,505,385	5.576
34	25-Jun-08	6.314	5.643	6.314	$ 111,503	0.8%	99.2%	$ 14,585,474		$ 186,439,837	5.397
35	25-Jul-08	6.303	5.84	6.303	$ 115,287	25.6%	74.4%	$ 14,408,583		$ 184,278,497	5.582
36	25-Aug-08	6.286	6.003	6.286	$ 157,878	24.1%	75.9%	$ 14,013,149		$ 179,446,892	5.735
37	25-Sep-08	6.265	5.995	6.265	$ 148,939	22.7%	77.3%	$ 13,640,177		$ 174,889,738	5.720
38	25-Oct-08	6.248	6.184	6.248	$ 155,462	21.3%	78.7%	$ 13,291,131		$ 170,624,916	5.893
39	25-Nov-08	6.239	5.975	6.239	$ 140,733	20.0%	80.0%	$ 12,962,477		$ 166,609,258	5.687
40	25-Dec-08	6.239	6.165	6.239	$ 146,030	18.8%	81.2%	$ 12,652,359		$ 162,820,093	5.860
41	25-Jan-09	6.249	5.958	6.249	$ 132,094	17.6%	82.4%	$ 12,359,086		$ 159,236,732	5.657
42	25-Feb-09	6.27	5.963	6.27	$ 129,266	16.5%	83.5%	$ 12,082,114		$ 155,852,553	5.655
43	25-Mar-09	6.302	6.495	6.302	$ 149,697	15.8%	84.2%	$ 11,873,000		$ 153,297,499	6.246
44	25-Apr-09	6.33	5.952	6.33	$ 121,244	15.2%	84.8%	$ 11,669,205		$ 150,807,433	5.633
45	25-May-09	6.349	6.147	6.349	$ 126,319	14.6%	85.4%	$ 11,469,808		$ 148,371,095	5.812
46	25-Jun-09	6.358	5.947	6.358	$ 116,147	14.0%	86.0%	$ 11,274,510		$ 145,984,846	5.617
47	25-Jul-09	6.356	6.142	6.356	$ 121,674	13.4%	86.6%	$ 11,083,095		$ 143,646,052	5.796
48	25-Aug-09	6.342	5.94	6.342	$ 112,652	12.9%	87.1%	$ 10,896,239		$ 141,362,951	5.600
49	25-Sep-09	6.318	5.938	6.318	$ 111,635	12.4%	87.6%	$ 10,711,167		$ 139,101,651	5.593
50	25-Oct-09	6.299	6.135	6.299	$ 117,040	12.1%	87.9%	$ 10,550,250		$ 137,135,486	5.773
51	25-Nov-09	6.29	5.939	6.29	$ 109,498	11.8%	88.2%	$ 10,384,056		$ 135,104,847	5.583
52	25-Dec-09	6.293	6.14	6.293	$ 114,338	11.6%	88.4%	$ 10,212,416		$ 133,007,655	5.766
53	25-Jan-10	6.308	5.945	6.308	$ 106,636	11.3%	88.7%	$ 10,035,474		$ 130,845,690	5.577
54	25-Feb-10	6.337	5.96	6.337	$ 105,974	11.1%	88.9%	$ 9,853,427		$ 128,621,360	5.585
55	25-Mar-10	6.377	6.552	6.377	$ 120,414	10.9%	89.1%	$ 9,666,459		$ 126,336,893	6.180
56	25-Apr-10	6.412	5.968	6.412	$ 102,101	10.7%	89.3%	$ 9,474,804		$ 123,995,147	5.580
57	25-May-10	6.436	6.173	6.436	$ 94,099	10.5%	89.5%	$ 9,278,721		$ 121,599,309	5.763
58	25-Jun-10	6.447	5.98	6.447	$ 78,576	69.6%	30.4%	$ 9,078,498		$ 119,152,889	5.575
59	25-Jul-10	6.444	6.663	6.444	$ 122,890	69.3%	30.7%	$ 8,875,326		$ 116,670,432	6.203
60	25-Aug-10	6.426	6.868	6.426	$ 145,052	68.3%	31.7%	$ 8,491,182		$ 111,976,776	6.384
61	25-Sep-10	6.396	6.878	6.396	$ 142,285	66.8%	33.2%	$ 7,975,850		$ 105,680,195	6.372
62	25-Oct-10	6.37	7.12	6.37	$ 151,148	65.2%	34.8%	$ 7,500,322		$ 99,869,951	6.566
63	25-Nov-10	6.356	6.904	6.356	$ 130,940	63.6%	36.4%	$ 7,061,305		$ 94,505,832	6.336
64	25-Dec-10	6.355	7.15	6.355	$ 137,012	62.0%	38.0%	$ 6,655,786		$ 89,551,002	6.527
65	25-Jan-11	6.366	6.948	6.366	$ 118,525	60.3%	39.7%	$ 6,281,018		$ 84,971,904	6.309
66	25-Feb-11	6.391	6.994	6.391	$ 113,233	58.7%	41.3%	$ 5,934,488		$ 80,737,823	6.316
67	25-Mar-11	6.428	7.761	6.428	$ 137,853	57.3%	42.7%	$ 5,658,033		$ 77,359,960	6.971
68	25-Apr-11	6.461	7.026	6.461	$ 99,790	56.2%	43.8%	$ 5,437,567		$ 74,666,203	6.279
69	25-May-11	6.482	7.276	6.482	$ 105,481	55.1%	44.9%	$ 5,227,826		$ 72,103,475	6.475
70	25-Jun-11	6.491	7.058	6.491	$ 92,266	54.0%	46.0%	$ 5,028,228		$ 69,664,697	6.252
71	25-Jul-11	6.488	7.31	6.488	$ 98,982	52.9%	47.1%	$ 4,838,229		$ 67,343,189	6.447
72	25-Aug-11	6.471	7.081	6.471	$ 87,605	51.8%	48.2%	$ 4,657,300		$ 65,132,505	6.216
73	25-Sep-11	6.443	7.099	6.443	$ 86,592	50.7%	49.3%	$ 4,484,963		$ 63,026,816	6.202
74	25-Oct-11	6.419	7.355	6.419	$ 93,495	49.9%	50.1%	$ 4,342,823		$ 61,290,071	6.395

IMPAC 05-6 2B1

	1	2	3	4	5	6	7	8	9	10	11
	Date	Coupon Owed	Available Funds Cap w/o Excess Spread	Available Funds Cap w/ Excess Spread	Excess Spread ($)	% Arms (for hybrids, % of loans post-reset)	% Fixed (for hybrids, % loans pre-reset)	Bond Balance	Average Life	Collateral Balance	Net WAC (act/360)
75	25-Nov-11	6.405	7.136	6.405	$ 84,175	49.2%	50.8%	$ 4,225,169		$ 59,852,524	6.178
76	25-Dec-11	6.402	7.392	6.402	$ 90,379	48.5%	51.5%	$ 4,110,711		$ 58,454,016	6.376
77	25-Jan-12	6.41	7.178	6.41	$ 81,269	47.9%	52.1%	$ 3,999,340		$ 57,093,232	6.168
78	25-Feb-12	6.43	7.216	6.43	$ 79,803	47.2%	52.8%	$ 3,890,958		$ 55,768,965	6.176
79	25-Mar-12	6.46	7.734	6.46	$ 91,328	46.6%	53.4%	$ 3,785,446		$ 54,479,768	6.593
80	25-Apr-12	6.487	7.255	6.487	$ 74,830	45.9%	54.1%	$ 3,682,707		$ 53,224,455	6.159
81	25-May-12	6.505	7.518	6.505	$ 79,653	45.3%	54.7%	$ 3,582,649		$ 52,001,898	6.356
82	25-Jun-12	6.513	7.298	6.513	$ 71,454	44.7%	55.3%	$ 3,485,185		$ 50,811,031	6.143
83	25-Jul-12	6.512	7.567	6.512	$ 76,852	50.2%	49.8%	$ 3,390,233		$ 49,650,861	6.342
84	25-Aug-12	6.5	7.44	6.5	$ 73,150	49.5%	50.5%	$ 3,297,784		$ 48,521,270	6.207
85	25-Sep-12	6.479	7.465	6.479	$ 72,748	48.9%	51.1%	$ 3,207,689		$ 47,420,451	6.199
86	25-Oct-12	6.463	7.74	6.463	$ 77,999	48.1%	51.9%	$ 3,105,991		$ 46,177,849	6.397
87	25-Nov-12	6.457	7.52	6.457	$ 71,050	47.3%	52.7%	$ 3,008,411		$ 44,985,573	6.180
88	25-Dec-12	6.461	7.803	6.461	$ 75,127	46.5%	53.5%	$ 2,914,723		$ 43,840,848	6.376
89	25-Jan-13	7.351	7.597	7.351	$ 55,286	45.7%	54.3%	$ 2,824,724		$ 42,741,189	6.171
90	25-Feb-13	7.378	7.663	7.378	$ 54,739	44.9%	55.1%	$ 2,738,225		$ 41,684,301	6.188
91	25-Mar-13	7.415	8.521	7.415	$ 69,285	44.1%	55.9%	$ 2,655,020		$ 40,667,670	6.839
92	25-Apr-13	7.448	7.73	7.448	$ 51,376	43.3%	56.7%	$ 2,574,938		$ 39,689,187	6.166
93	25-May-13	7.469	8.025	7.469	$ 55,380	42.6%	57.4%	$ 2,501,333		$ 38,789,838	6.361
94	25-Jun-13	7.479	7.801	7.479	$ 49,445	41.9%	58.1%	$ 2,430,035		$ 37,918,690	6.146
95	25-Jul-13	7.475	8.1	7.475	$ 53,979	41.2%	58.8%	$ 2,360,959		$ 37,074,681	6.342
96	25-Aug-13	7.459	7.868	7.459	$ 48,829	40.5%	59.5%	$ 2,294,015		$ 36,256,731	6.122
97	25-Sep-13	7.432	7.907	7.432	$ 49,035	39.8%	60.2%	$ 2,229,129		$ 35,463,913	6.113
98	25-Oct-13	7.409	8.212	7.409	$ 53,558	39.1%	60.9%	$ 2,166,222		$ 34,695,284	6.307
99	25-Nov-13	7.398	7.989	7.398	$ 48,940	38.5%	61.5%	$ 2,105,220		$ 33,949,943	6.094
100	25-Dec-13	7.399	8.299	7.399	$ 52,665	37.8%	62.2%	$ 2,047,807		$ 33,248,435	6.288
101	25-Jan-14	7.412	8.085	7.412	$ 48,052	37.2%	62.8%	$ 1,992,000		$ 32,566,554	6.085
102	25-Feb-14	7.439	8.157	7.439	$ 47,675	36.6%	63.4%	$ 1,937,752		$ 31,903,727	6.096
103	25-Mar-14	7.478	9.082	7.478	$ 58,199	36.0%	64.0%	$ 1,885,000		$ 31,259,176	6.740
104	25-Apr-14	7.512	8.25	7.512	$ 45,514	35.4%	64.6%	$ 1,833,694		$ 30,632,295	6.079
105	25-May-14	7.533	8.576	7.533	$ 48,532	34.7%	65.3%	$ 1,783,786		$ 30,022,499	6.272
106	25-Jun-14	7.543	8.35	7.543	$ 44,355	34.1%	65.9%	$ 1,735,231		$ 29,429,226	6.061
107	25-Jul-14	7.539	8.683	7.539	$ 47,712	33.5%	66.5%	$ 1,687,983		$ 28,851,934	6.255
108	25-Aug-14	7.522	8.449	7.522	$ 44,105	32.9%	67.1%	$ 1,641,998		$ 28,290,059	6.039
109	25-Sep-14	7.494	8.504	7.494	$ 44,349	32.4%	67.6%	$ 1,597,076		$ 27,741,181	6.031
110	25-Oct-14	7.47	8.848	7.47	$ 47,717	31.8%	68.2%	$ 1,553,181		$ 27,204,851	6.224
111	25-Nov-14	7.459	8.622	7.459	$ 44,450	31.2%	68.8%	$ 1,508,523		$ 26,659,203	6.015
112	25-Dec-14	7.46	8.978	7.46	$ 47,229	30.7%	69.3%	$ 1,463,107		$ 26,104,282	6.207
113	25-Jan-15	7.474	8.771	7.474	$ 43,934	30.2%	69.8%	$ 1,416,946		$ 25,540,265	6.007
114	25-Feb-15	7.502	8.876	7.502	$ 43,698	29.8%	70.2%	$ 1,370,064		$ 24,967,434	6.017
115	25-Mar-15	7.542	9.925	7.542	$ 51,294	29.4%	70.6%	$ 1,322,478		$ 24,386,010	6.654
116	25-Apr-15	7.577	9.061	7.577	$ 42,316	29.0%	71.0%	$ 1,274,222		$ 23,796,399	6.004
117	25-May-15	7.599	9.474	7.599	$ 44,526	28.6%	71.4%	$ 1,225,337		$ 23,199,092	6.199
118	25-Jun-15	7.609	9.437	7.609	$ 43,633	28.3%	71.7%	$ 1,175,912		$ 22,595,195	6.090
119	25-Jul-15	7.606	9.89	7.606	$ 45,990	100.0%	0.0%	$ 1,125,955		$ 21,984,798	6.289
120	25-Aug-15	7.589	11.368	7.589	$ 63,216	100.0%	0.0%	$ 1,069,941		$ 21,300,388	7.114
121	25-Sep-15	7.561	11.591	7.561	$ 62,888	100.0%	0.0%	$ 1,014,325		$ 20,620,840	7.114
122	25-Oct-15	7.538	12.23	7.538	$ 64,538	100.0%	0.0%	$ 892,811		$ 19,136,125	7.351
123	25-Nov-15	7.525	12.476	7.525	$ 61,136	100.0%	0.0%	$ 780,818		$ 17,767,741	7.112
124	25-Dec-15	7.523	13.686	7.523	$ 61,371	100.0%	0.0%	$ 677,566		$ 16,506,160	7.348
125	25-Jan-16	7.533	14.185	7.533	$ 58,518	100.0%	0.0%	$ 582,342		$ 15,342,667	7.115
126	25-Feb-16	7.554	15.456	7.554	$ 57,956	100.0%	0.0%	$ 494,505		$ 14,269,421	7.168
127	25-Mar-16	7.586	16.093	7.586	$ 58,716	100.0%	0.0%	$ 414,958		$ 13,297,465	7.661
128	25-Apr-16	7.614	18.793	7.614	$ 55,606	100.0%	0.0%	$ 341,413		$ 12,398,870	7.166
129	25-May-16	7.633	22.005	7.633	$ 55,372	100.0%	0.0%	$ 290,121		$ 11,772,163	7.403
130	25-Jun-16	7.641	23.797	7.641	$ 54,070	100.0%	0.0%	$ 241,509		$ 11,178,192	7.166
131	25-Jul-16	7.638	28.053	7.638	$ 54,029	100.0%	0.0%	$ 195,432		$ 10,615,201	7.405
132	25-Aug-16	7.625	31.8	7.625	$ 52,911	100.0%	0.0%	$ 151,752		$ 10,081,496	7.153
133	25-Sep-16	7.602	38.892	7.602	$ 52,444	100.0%	0.0%	$ 110,343		$ 9,575,543	7.153
134	25-Oct-16	7.585	52.492	7.585	$ 52,203	100.0%	0.0%	$ 71,840		$ 9,105,101	7.391
135	25-Nov-16	7.578	74.187	7.578	$ 51,524	100.0%	0.0%	$ 35,301		$ 8,658,644	7.152
136	25-Dec-16	7.583	148.392	7.583	$ 51,171	100.0%	0.0%	$ 8,936		$ 8,336,499	7.392
137	25-Jan-17	7.6	547.006	7.6	$ 50,859	100.0%	0.0%	$ -		$ 8,026,222	7.164
138	25-Feb-17	0	0	0	$ 50,049	100.0%	0.0%	$ -		$ 7,727,504	7.241
139	25-Mar-17	0	0	0	$ 48,187	100.0%	0.0%	$ -		$ 7,439,775	8.017
140	25-Apr-17	0	0	0	$ 46,393	100.0%	0.0%	$ -		$ 7,162,635	7.242

IMPAC 05-6 2B2

*3 1st round of AFCap

*4 2nd round of AFCap

	1	2	3	4	5	6	7	8	9	10	11
	Date	Coupon Owed	Available Funds Cap w/o Excess Spread	Available Funds Cap w/ Excess Spread	Excess Spread ($)	% Arms (for hybrids, % of loans post-reset)	% Fixed (for hybrids, % loans pre-reset)	Bond Balance	Average Life	Collateral Balance	Net WAC (act/360)
0	9-Sep-05					0.0%	100.0%	$ 13,164,000		$ 219,395,205	
1	25-Sep-05	5.828	9.968	5.828	$ 548,105	0.0%	100.0%	$ 13,117,484		$ 219,185,502	10.403
2	25-Oct-05	5.976	5.143	5.143	$ 152,448	0.0%	100.0%	$ 13,095,307		$ 218,976,657	5.549
3	25-Nov-05	6.259	5.328	5.328	$ 141,839	0.7%	99.3%	$ 13,073,831		$ 218,768,616	5.370
4	25-Dec-05	6.349	5.48	5.48	$ 146,547	0.7%	99.3%	$ 13,052,132		$ 218,561,668	5.556
5	25-Jan-06	6.434	5.494	5.494	$ 139,934	0.7%	99.3%	$ 13,030,882		$ 218,355,404	5.377
6	25-Feb-06	6.555	5.531	5.531	$ 126,558	0.7%	99.3%	$ 13,010,491		$ 218,149,777	5.377
7	25-Mar-06	6.631	5.878	5.878	$ 152,479	0.6%	99.4%	$ 12,988,334		$ 217,941,283	5.953
8	25-Apr-06	6.651	5.538	5.538	$ 112,345	0.6%	99.4%	$ 12,968,460		$ 217,729,850	5.377
9	25-May-06	6.654	5.726	5.726	$ 136,433	0.6%	99.4%	$ 12,946,869		$ 217,514,539	5.556
10	25-Jun-06	6.661	5.551	6.993	$ 112,439	0.6%	99.4%	$ 12,923,470		$ 217,245,779	5.383
11	25-Jul-06	6.684	5.739	6.138	$ 133,444	0.6%	99.4%	$ 12,895,386		$ 216,921,703	5.562
12	25-Aug-06	6.707	5.558	7.899	$ 105,902	0.6%	99.4%	$ 12,864,805		$ 216,529,390	5.383
13	25-Sep-06	6.723	5.561	8.093	$ 103,650	0.5%	99.5%	$ 12,828,881		$ 216,047,802	5.383
14	25-Oct-06	6.732	5.75	6.75	$ 126,824	0.5%	99.5%	$ 12,786,064		$ 215,477,077	5.562
15	25-Nov-06	6.737	5.568	8.264	$ 101,937	0.5%	99.5%	$ 12,739,322		$ 214,817,518	5.382
16	25-Dec-06	6.742	5.762	6.902	$ 126,342	0.5%	99.5%	$ 12,685,668		$ 214,069,774	5.567
17	25-Jan-07	6.747	5.58	8.402	$ 101,508	0.5%	99.5%	$ 12,628,154		$ 213,234,293	5.387
18	25-Feb-07	6.759	5.584	8.549	$ 99,753	0.5%	99.5%	$ 12,565,411		$ 212,311,879	5.387
19	25-Mar-07	6.777	6.072	6.072	$ 153,786	0.5%	99.5%	$ 12,494,074		$ 211,303,502	5.964
20	25-Apr-07	6.76	5.593	7.725	$ 106,326	0.4%	99.6%	$ 12,420,841		$ 210,210,297	5.387
21	25-May-07	6.731	5.783	6.731	$ 128,810	0.4%	99.6%	$ 12,340,767		$ 209,033,562	5.567
22	25-Jun-07	6.711	5.601	6.711	$ 121,098	0.4%	99.6%	$ 12,256,917		$ 207,774,758	5.387
23	25-Jul-07	6.701	5.793	6.508	$ 131,756	1.5%	98.5%	$ 12,166,622		$ 206,435,495	5.567
24	25-Aug-07	6.706	5.624	6.895	$ 121,429	1.4%	98.6%	$ 12,071,446		$ 204,887,163	5.400
25	25-Sep-07	6.725	5.625	6.725	$ 122,022	1.3%	98.7%	$ 11,972,801		$ 203,280,111	5.399
26	25-Oct-07	6.746	5.813	6.746	$ 128,839	1.2%	98.8%	$ 11,870,584		$ 201,614,854	5.578
27	25-Nov-07	6.765	5.627	6.765	$ 119,232	1.2%	98.8%	$ 11,764,840		$ 199,892,149	5.397
28	25-Dec-07	6.783	5.816	6.783	$ 126,111	1.1%	98.9%	$ 11,655,631		$ 198,112,994	5.577
29	25-Jan-08	6.797	5.631	6.797	$ 116,848	1.0%	99.0%	$ 11,543,031		$ 196,278,581	5.397
30	25-Feb-08	6.808	5.633	6.808	$ 115,889	1.0%	99.0%	$ 11,427,125		$ 194,390,325	5.397
31	25-Mar-08	6.816	6.024	6.816	$ 130,602	0.9%	99.1%	$ 11,310,055		$ 192,483,100	5.769
32	25-Apr-08	6.82	5.637	6.82	$ 114,236	0.9%	99.1%	$ 11,189,595		$ 190,520,645	5.397
33	25-May-08	6.819	5.828	6.819	$ 121,204	0.9%	99.1%	$ 11,065,893		$ 188,505,385	5.576
34	25-Jun-08	6.814	5.643	6.814	$ 111,503	0.8%	99.2%	$ 10,939,105		$ 186,439,837	5.397
35	25-Jul-08	6.803	5.84	6.803	$ 115,287	25.6%	74.4%	$ 10,806,437		$ 184,278,497	5.582
36	25-Aug-08	6.786	6.003	6.786	$ 157,878	24.1%	75.9%	$ 10,509,862		$ 179,446,892	5.735
37	25-Sep-08	6.765	5.995	6.765	$ 148,939	22.7%	77.3%	$ 10,230,133		$ 174,889,738	5.720
38	25-Oct-08	6.748	6.184	6.748	$ 155,462	21.3%	78.7%	$ 9,968,348		$ 170,624,916	5.893
39	25-Nov-08	6.739	5.975	6.739	$ 140,733	20.0%	80.0%	$ 9,721,857		$ 166,609,258	5.687
40	25-Dec-08	6.739	6.165	6.739	$ 146,030	18.8%	81.2%	$ 9,489,270		$ 162,820,093	5.860
41	25-Jan-09	6.749	5.958	6.749	$ 132,094	17.6%	82.4%	$ 9,269,314		$ 159,236,732	5.657
42	25-Feb-09	6.77	5.963	6.77	$ 129,266	16.5%	83.5%	$ 9,061,585		$ 155,852,553	5.655
43	25-Mar-09	6.802	6.495	6.802	$ 149,697	15.8%	84.2%	$ 8,904,750		$ 153,297,499	6.246
44	25-Apr-09	6.83	5.952	6.83	$ 121,244	15.2%	84.8%	$ 8,751,904		$ 150,807,433	5.633
45	25-May-09	6.849	6.147	6.849	$ 126,319	14.6%	85.4%	$ 8,602,356		$ 148,371,095	5.812
46	25-Jun-09	6.858	5.947	6.858	$ 116,147	14.0%	86.0%	$ 8,455,882		$ 145,984,846	5.617
47	25-Jul-09	6.856	6.142	6.856	$ 121,674	13.4%	86.6%	$ 8,312,322		$ 143,646,052	5.796
48	25-Aug-09	6.842	5.94	6.842	$ 112,652	12.9%	87.1%	$ 8,172,180		$ 141,362,951	5.600
49	25-Sep-09	6.818	5.938	6.818	$ 111,635	12.4%	87.6%	$ 8,033,376		$ 139,101,651	5.593
50	25-Oct-09	6.799	6.135	6.799	$ 117,040	12.1%	87.9%	$ 7,912,688		$ 137,135,486	5.773
51	25-Nov-09	6.79	5.939	6.79	$ 109,498	11.8%	88.2%	$ 7,788,042		$ 135,104,847	5.583
52	25-Dec-09	6.793	6.14	6.793	$ 114,338	11.6%	88.4%	$ 7,659,312		$ 133,007,655	5.766
53	25-Jan-10	6.808	5.945	6.808	$ 106,636	11.3%	88.7%	$ 7,526,605		$ 130,845,690	5.577
54	25-Feb-10	6.837	5.96	6.837	$ 105,974	11.1%	88.9%	$ 7,390,071		$ 128,621,360	5.585
55	25-Mar-10	6.877	6.552	6.877	$ 120,414	10.9%	89.1%	$ 7,249,845		$ 126,336,893	6.180
56	25-Apr-10	6.912	5.968	6.912	$ 102,101	10.7%	89.3%	$ 7,106,103		$ 123,995,147	5.580
57	25-May-10	6.936	6.173	6.936	$ 94,099	10.5%	89.5%	$ 6,959,040		$ 121,599,309	5.763
58	25-Jun-10	6.947	5.98	6.947	$ 78,576	69.6%	30.4%	$ 6,808,873		$ 119,152,889	5.575
59	25-Jul-10	6.944	6.663	6.944	$ 122,690	69.3%	30.7%	$ 6,656,494		$ 116,670,432	6.203
60	25-Aug-10	6.926	6.868	6.926	$ 145,052	68.3%	31.7%	$ 6,368,387		$ 111,976,776	6.384
61	25-Sep-10	6.896	6.878	6.896	$ 142,285	66.8%	33.2%	$ 5,981,888		$ 105,680,195	6.372
62	25-Oct-10	6.87	7.12	6.87	$ 151,148	65.2%	34.8%	$ 5,625,241		$ 99,869,951	6.566
63	25-Nov-10	6.856	6.904	6.856	$ 130,940	63.6%	36.4%	$ 5,295,979		$ 94,505,832	6.336
64	25-Dec-10	6.855	7.15	6.855	$ 137,012	62.0%	38.0%	$ 4,991,840		$ 89,551,002	6.527
65	25-Jan-11	6.866	6.948	6.866	$ 118,525	60.3%	39.7%	$ 4,710,764		$ 84,971,904	6.309
66	25-Feb-11	6.891	6.994	6.891	$ 113,233	58.7%	41.3%	$ 4,450,866		$ 80,737,823	6.316
67	25-Mar-11	6.928	7.761	6.928	$ 137,853	57.3%	42.7%	$ 4,243,525		$ 77,359,960	6.971
68	25-Apr-11	6.961	7.026	6.961	$ 99,790	56.2%	43.8%	$ 4,078,176		$ 74,666,203	6.279
69	25-May-11	6.982	7.276	6.982	$ 105,481	55.1%	44.9%	$ 3,920,869		$ 72,103,475	6.475
70	25-Jun-11	6.991	7.058	6.991	$ 92,266	54.0%	46.0%	$ 3,771,171		$ 69,664,697	6.252
71	25-Jul-11	6.988	7.31	6.988	$ 98,982	52.9%	47.1%	$ 3,628,672		$ 67,343,189	6.447
72	25-Aug-11	6.971	7.081	6.971	$ 87,605	51.8%	48.2%	$ 3,492,975		$ 65,132,505	6.216
73	25-Sep-11	6.943	7.099	6.943	$ 86,592	50.7%	49.3%	$ 3,363,723		$ 63,026,816	6.202
74	25-Oct-11	6.919	7.355	6.919	$ 93,495	49.9%	50.1%	$ 3,257,117		$ 61,290,071	6.395

IMPAC 05-6 2B2

	1	2	3	4	5	6	7	8	9	10	11
	Date	Coupon Owed	Available Funds Cap w/o Excess Spread	Available Funds Cap w/ Excess Spread	Excess Spread ($)	% Arms (for hybrids, % of loans post-reset)	% Fixed (for hybrids, % loans pre-reset)	Bond Balance	Average Life	Collateral Balance	Net WAC (act/360)
75	25-Nov-11	6.905	7.136	6.905	$ 84,175	49.2%	50.8%	$ 3,168,877		$ 59,852,524	6.178
76	25-Dec-11	6.902	7.392	6.902	$ 90,379	48.5%	51.5%	$ 3,083,033		$ 58,454,016	6.376
77	25-Jan-12	6.91	7.178	6.91	$ 81,269	47.9%	52.1%	$ 2,999,505		$ 57,093,232	6.168
78	25-Feb-12	6.93	7.216	6.93	$ 79,803	47.2%	52.8%	$ 2,918,218		$ 55,768,965	6.176
79	25-Mar-12	6.96	7.734	6.96	$ 91,328	46.6%	53.4%	$ 2,839,085		$ 54,479,768	6.593
80	25-Apr-12	6.987	7.255	6.987	$ 74,830	45.9%	54.1%	$ 2,762,030		$ 53,224,455	6.159
81	25-May-12	7.005	7.518	7.005	$ 79,653	45.3%	54.7%	$ 2,686,987		$ 52,001,898	6.356
82	25-Jun-12	7.013	7.298	7.013	$ 71,454	44.7%	55.3%	$ 2,613,889		$ 50,811,031	6.143
83	25-Jul-12	7.012	7.567	7.012	$ 76,852	50.2%	49.8%	$ 2,542,675		$ 49,650,861	6.342
84	25-Aug-12	7	7.44	7	$ 73,150	49.5%	50.5%	$ 2,473,338		$ 48,521,270	6.207
85	25-Sep-12	6.979	7.465	6.979	$ 72,748	48.9%	51.1%	$ 2,405,767		$ 47,420,451	6.199
86	25-Oct-12	6.963	7.74	6.963	$ 77,999	48.1%	51.9%	$ 2,329,493		$ 46,177,849	6.397
87	25-Nov-12	6.957	7.52	6.957	$ 71,050	47.3%	52.7%	$ 2,256,308		$ 44,985,573	6.180
88	25-Dec-12	6.961	7.803	6.961	$ 75,127	46.5%	53.5%	$ 2,186,042		$ 43,840,848	6.376
89	25-Jan-13	8.101	7.597	8.101	$ 55,286	45.7%	54.3%	$ 2,118,543		$ 42,741,189	6.171
90	25-Feb-13	8.128	7.663	8.128	$ 54,739	44.9%	55.1%	$ 2,053,668		$ 41,684,301	6.188
91	25-Mar-13	8.165	8.521	8.165	$ 69,285	44.1%	55.9%	$ 1,991,265		$ 40,667,670	6.839
92	25-Apr-13	8.198	7.73	8.198	$ 51,376	43.3%	56.7%	$ 1,931,204		$ 39,689,187	6.166
93	25-May-13	8.219	8.025	8.219	$ 55,380	42.6%	57.4%	$ 1,876,000		$ 38,789,838	6.361
94	25-Jun-13	8.229	7.801	8.229	$ 49,445	41.9%	58.1%	$ 1,822,526		$ 37,918,690	6.146
95	25-Jul-13	8.225	8.1	8.225	$ 53,979	41.2%	58.8%	$ 1,770,719		$ 37,074,681	6.342
96	25-Aug-13	8.209	7.868	8.209	$ 48,829	40.5%	59.5%	$ 1,720,511		$ 36,256,731	6.122
97	25-Sep-13	8.182	7.907	8.182	$ 49,035	39.8%	60.2%	$ 1,671,846		$ 35,463,913	6.113
98	25-Oct-13	8.159	8.212	8.159	$ 53,558	39.1%	60.9%	$ 1,624,666		$ 34,695,284	6.307
99	25-Nov-13	8.148	7.989	8.148	$ 48,940	38.5%	61.5%	$ 1,578,915		$ 33,949,943	6.094
100	25-Dec-13	8.149	8.299	8.149	$ 52,665	37.8%	62.2%	$ 1,535,855		$ 33,248,435	6.288
101	25-Jan-14	8.162	8.085	8.162	$ 48,052	37.2%	62.8%	$ 1,494,000		$ 32,566,554	6.085
102	25-Feb-14	8.189	8.157	8.189	$ 47,675	36.6%	63.4%	$ 1,453,314		$ 31,903,727	6.096
103	25-Mar-14	8.228	9.082	8.228	$ 58,199	36.0%	64.0%	$ 1,413,750		$ 31,259,176	6.740
104	25-Apr-14	8.262	8.25	8.262	$ 45,514	35.4%	64.6%	$ 1,375,270		$ 30,632,295	6.079
105	25-May-14	8.283	8.576	8.283	$ 48,532	34.7%	65.3%	$ 1,337,840		$ 30,022,499	6.272
106	25-Jun-14	8.293	8.35	8.293	$ 44,355	34.1%	65.9%	$ 1,301,423		$ 29,429,226	6.061
107	25-Jul-14	8.289	8.683	8.289	$ 47,712	33.5%	66.5%	$ 1,265,988		$ 28,851,934	6.255
108	25-Aug-14	8.272	8.449	8.272	$ 44,105	32.9%	67.1%	$ 1,231,498		$ 28,290,059	6.039
109	25-Sep-14	8.244	8.504	8.244	$ 44,349	32.4%	67.6%	$ 1,197,807		$ 27,741,181	6.031
110	25-Oct-14	8.22	8.848	8.22	$ 47,717	31.8%	68.2%	$ 1,164,886		$ 27,204,851	6.224
111	25-Nov-14	8.209	8.622	8.209	$ 44,450	31.2%	68.8%	$ 1,131,393		$ 26,659,203	6.015
112	25-Dec-14	8.21	8.978	8.21	$ 47,229	30.7%	69.3%	$ 1,097,330		$ 26,104,282	6.207
113	25-Jan-15	8.224	8.771	8.224	$ 43,934	30.2%	69.8%	$ 1,062,709		$ 25,540,265	6.007
114	25-Feb-15	8.252	8.876	8.252	$ 43,698	29.8%	70.2%	$ 1,027,548		$ 24,967,434	6.017
115	25-Mar-15	8.292	9.925	8.292	$ 51,294	29.4%	70.6%	$ 991,859		$ 24,386,010	6.654
116	25-Apr-15	8.327	9.061	8.327	$ 42,316	29.0%	71.0%	$ 955,667		$ 23,796,399	6.004
117	25-May-15	8.349	9.474	8.349	$ 44,526	28.6%	71.4%	$ 919,003		$ 23,199,092	6.199
118	25-Jun-15	8.359	9.437	8.359	$ 43,633	28.3%	71.7%	$ 881,934		$ 22,595,195	6.090
119	25-Jul-15	8.356	9.89	8.356	$ 45,990	100.0%	0.0%	$ 844,466		$ 21,984,798	6.289
120	25-Aug-15	8.339	11.368	8.339	$ 63,216	100.0%	0.0%	$ 802,456		$ 21,300,388	7.114
121	25-Sep-15	8.311	11.591	8.311	$ 62,888	100.0%	0.0%	$ 760,744		$ 20,620,840	7.114
122	25-Oct-15	8.288	12.23	8.288	$ 64,538	100.0%	0.0%	$ 669,608		$ 19,136,125	7.351
123	25-Nov-15	8.275	12.476	8.275	$ 61,136	100.0%	0.0%	$ 585,614		$ 17,767,741	7.112
124	25-Dec-15	8.273	13.686	8.273	$ 61,371	100.0%	0.0%	$ 508,175		$ 16,506,160	7.348
125	25-Jan-16	8.283	14.165	8.283	$ 58,518	100.0%	0.0%	$ 436,757		$ 15,342,667	7.115
126	25-Feb-16	8.304	15.456	8.304	$ 57,956	100.0%	0.0%	$ 370,878		$ 14,269,421	7.168
127	25-Mar-16	8.336	18.093	8.336	$ 58,716	100.0%	0.0%	$ 311,219		$ 13,297,485	7.661
128	25-Apr-16	8.364	18.793	8.364	$ 55,606	100.0%	0.0%	$ 256,060		$ 12,398,870	7.166
129	25-May-16	8.383	22.005	8.383	$ 55,372	100.0%	0.0%	$ 217,591		$ 11,772,163	7.403
130	25-Jun-16	8.391	23.797	8.391	$ 54,070	100.0%	0.0%	$ 181,131		$ 11,178,192	7.166
131	25-Jul-16	8.388	28.053	8.388	$ 54,029	100.0%	0.0%	$ 146,574		$ 10,615,201	7.405
132	25-Aug-16	8.375	31.8	8.375	$ 52,911	100.0%	0.0%	$ 113,814		$ 10,081,496	7.153
133	25-Sep-16	8.352	38.892	8.352	$ 52,444	100.0%	0.0%	$ 82,757		$ 9,575,543	7.153
134	25-Oct-16	8.335	52.492	8.335	$ 52,203	100.0%	0.0%	$ 53,880		$ 9,105,101	7.391
135	25-Nov-16	8.328	74.187	8.328	$ 51,524	100.0%	0.0%	$ 26,476		$ 8,658,644	7.152
136	25-Dec-16	8.333	148.392	8.333	$ 51,171	100.0%	0.0%	$ 6,702		$ 8,336,499	7.392
137	25-Jan-17	8.35	547.006	8.35	$ 50,859	100.0%	0.0%	$ -		$ 8,026,222	7.164
138	25-Feb-17	0	0	0	$ 50,049	100.0%	0.0%	$ -		$ 7,727,504	7.241
139	25-Mar-17	0	0	0	$ 48,187	100.0%	0.0%	$ -		$ 7,439,775	8.017
140	25-Apr-17	0	0	0	$ 46,393	100.0%	0.0%	$ -		$ 7,162,635	7.242


Merrill Lynch

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay							
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings S/M	Initial Bond Size	Sub-ordination								
A	[AAA/Aaa]	76.50	23.50	CDR							
				CummLosses							
1M1	[AA/Aa2]	9.40	14.10	CDR							
				CummLosses							
1M2	[AA-/Aa2]	1.35	12.75	CDR							
				CummLosses							
1M3	[A+/Aa3]	3.95	8.80	CDR	8.716	6.842	5.633	5.174	4.461	4.182	3.670
				CummLosses	7.14%	7.47%	7.71%	7.80%	6.83%	6.43%	5.71%
1M4	[A/A2]	3.65	5.15	CDR	8.379	6.585	5.428	4.986	3.955	4.172	3.669
				CummLosses	6.91%	7.23%	7.46%	7.54%	6.12%	6.42%	5.71%
1M5	[A-/A3]	1.70	3.45	CDR	8.194	6.434	5.297	4.866	2.823	4.172	3.040
				CummLosses	6.78%	7.09%	7.30%	7.38%	4.48%	6.42%	4.80%
1B1	BBB+/Baa1	1.95	1.50	CDR	5.404	4.228	3.473	3.188	1.168	3.461	1.403
				CummLosses	4.73%	4.87%	4.97%	5.01%	1.92%	5.41%	2.30%
1B2	[BBB/Baa2]	1.00	0.50	CDR	4.084	3.188	2.615	2.398	0.364	2.591	0.462
				CummLosses	3.67%	3.76%	3.81%	3.83%	0.61%	4.12%	0.77%
			0.50	CDR							
				CummLosses							
			0.50	CDR							
				CummLosses							
			0.50	CDR							
				CummLosses							
OC		0.50	-								

			SCENARIO		1	2	3	4	5	6	7
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay							
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings S/M	Initial Bond Size	Sub-ordination								
A	[AAA/Aaa]	61.25	38.75	CDR							
				CummLosses							
2M1	[NR/Aaa]	11.00	27.75	CDR	6.542	5.114	4.200	3.857	3.472	3.707	2.838
				CummLosses	9.68%	10.11%	10.40%	10.52%	9.59%	10.15%	7.98%
2M2	[NR/Aa2]	10.00	17.75	CDR							
				CummLosses							
2B1	[NR/Baa2]	8.00	9.75	CDR							
				CummLosses							
2B2	[NR/Baa3]	6.00	3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
OC		3.75	-								

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,503,083.28	21,940,000.00		0		0	4,457,648.79	17,552,000.00		0		110,760.77	2,899,845.27
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	0	17,552,000.00	0	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	0	73,119.17	25,792.67	17,468,358.65	0	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	0	74,580.86	25,520.59	17,442,838.06	0	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	0	73,190.82	26,095.71	17,416,742.35	0	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	0	74,649.70	25,827.61	17,390,914.74	0	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	0	74,630.42	25,951.28	17,364,963.46	0	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	0	70,229.96	27,275.75	17,337,687.71	0	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	0	74,602.56	26,213.33	17,311,474.38	0	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	0	73,148.76	26,756.19	17,284,718.18	0	35,770.39	0	0
10	25-Jun-06	80,522.78	34,594.92	21,571,302.81	0	0	0	74,706.08	27,675.93	17,257,042.25	0	40,530.71	0	0
11	25-Jul-06	77,800.50	80,741.20	21,490,561.61	0	0	0	73,268.16	64,592.96	17,192,449.29	0	44,063.78	0	0
12	25-Aug-06	80,092.94	189,394.76	21,301,166.85	0	0	0	74,515.56	151,515.81	17,040,933.48	0	48,629.34	0	0
13	25-Sep-06	79,387.08	188,292.72	21,112,874.14	0	0	0	73,933.89	150,634.17	16,890,299.31	0	53,102.36	0	0
14	25-Oct-06	76,147.10	187,229.29	20,925,644.85	0	0	0	71,958.32	149,783.43	16,740,515.88	0	56,372.75	0	0
15	25-Nov-06	77,987.55	185,162.58	20,740,482.27	0	0	0	72,785.49	148,130.07	16,592,385.81	0	60,651.38	0	0
16	25-Dec-06	74,804.01	184,163.68	20,556,318.59	0	0	0	70,900.70	147,330.94	16,445,054.87	0	63,690.17	0	0
17	25-Jan-07	76,611.12	182,141.93	20,374,176.66	0	0	0	71,720.03	145,713.54	16,299,341.33	0	67,712.26	0	0
18	25-Feb-07	75,932.29	180,629.84	20,193,546.82	0	0	0	71,166.92	144,503.87	16,154,837.45	0	71,637.39	0	0
19	25-Mar-07	67,975.97	166,062.88	20,027,483.94	0	0	0	138,879.90	132,850.31	16,021,987.15	0	0	72,303.66	0
20	25-Apr-07	74,640.21	161,598.52	19,865,885.42	0	0	0	73,508.88	129,278.82	15,892,708.33	0	0	3,430.31	0
21	25-May-07	71,649.63	160,180.77	19,705,704.64	0	0	0	70,563.62	128,144.62	15,764,563.71	0	0	2,347.19	0
22	25-Jun-07	73,440.97	159,662.45	19,546,042.19	0	0	0	72,327.82	127,729.96	15,636,833.75	0	0	3,314.52	505.37
23	25-Jul-07	70,496.06	187,130.98	19,358,911.21	0	0	0	69,427.54	149,704.79	15,487,128.97	0	0	2,248.91	16,994.69
24	25-Aug-07	72,148.51	255,049.33	19,103,861.88	0	0	0	71,054.95	204,039.46	15,283,089.50	0	0	3,099.59	56,553.23
25	25-Sep-07	71,197.97	251,939.42	18,851,922.46	0	0	0	70,118.81	201,551.53	15,081,537.97	0	0	3,048.56	56,192.92
26	25-Oct-07	67,992.60	248,563.45	18,603,359.01	0	0	0	66,962.03	198,850.76	14,882,687.21	0	0	2,040.68	55,661.13
27	25-Nov-07	69,332.65	245,233.36	18,358,125.66	0	0	0	68,281.77	196,186.69	14,686,500.53	0	0	2,949.00	55,134.15
28	25-Dec-07	66,211.64	241,948.53	18,116,177.13	0	0	0	65,208.06	193,558.82	14,492,941.70	0	0	1,981.07	54,611.93
29	25-Jan-08	67,516.98	238,708.37	17,877,468.76	0	0	0	66,493.62	190,966.70	14,301,975.01	0	0	2,852.39	54,094.48
30	25-Feb-08	66,627.34	235,512.26	17,641,956.49	0	0	0	65,617.46	188,409.81	14,113,565.20	0	0	2,805.19	53,581.70
31	25-Mar-08	61,507.70	232,359.62	17,409,596.88	0	0	0	60,575.42	185,887.69	13,927,677.50	0	0	1,031.17	53,073.57
32	25-Apr-08	64,883.63	229,249.85	17,180,347.03	0	0	0	63,900.18	183,399.88	13,744,277.63	0	0	2,712.70	52,570.04
33	25-May-08	61,963.78	226,182.37	16,954,164.66	0	0	0	61,024.59	180,945.90	13,563,331.73	0	0	1,839.61	52,071.06
34	25-Jun-08	63,186.29	224,505.77	16,729,658.89	0	0	0	62,228.57	179,604.61	13,383,727.11	0	0	2,210.57	51,576.60
35	25-Jul-08	60,338.30	265,360.87	16,464,298.02	0	0	0	59,423.75	212,288.70	13,171,438.41	0	0	545.66	51,084.50
36	25-Aug-08	61,360.61	368,852.62	16,095,445.40	0	0	0	60,430.56	295,082.09	12,876,356.32	0	0	0	50,527.98
37	25-Sep-08	59,985.94	360,572.79	15,734,872.61	0	0	0	59,076.72	288,458.23	12,587,898.09	0	0	0	49,810.56
38	25-Oct-08	56,750.44	352,023.10	15,382,849.51	0	0	0	55,890.27	281,618.48	12,306,279.61	0	0	0	49,102.38
39	25-Nov-08	57,330.17	343,678.65	15,039,170.86	0	0	0	56,461.21	274,942.92	12,031,336.69	0	0	0	48,404.06
40	25-Dec-08	54,241.28	335,534.53	14,703,636.33	0	0	0	53,419.13	268,427.63	11,762,909.06	0	0	0	47,715.46
41	25-Jan-09	54,798.82	327,585.96	14,376,050.37	0	0	0	53,968.23	262,068.76	11,500,840.30	0	0	0	47,036.44
42	25-Feb-09	53,577.94	319,828.23	14,056,222.14	0	0	0	52,765.86	255,862.59	11,244,977.71	0	0	0	46,366.88
43	25-Mar-09	47,316.37	312,256.80	13,743,965.33	0	0	0	46,599.19	249,805.44	10,995,172.27	0	0	0	45,706.65
44	25-Apr-09	51,222.23	304,867.20	13,439,098.13	0	0	0	50,445.85	243,893.76	10,751,278.51	0	0	0	45,055.62
45	25-May-09	48,470.35	297,655.08	13,141,443.05	0	0	0	47,735.68	238,124.06	10,513,154.44	0	0	0	44,413.65
46	25-Jun-09	48,976.70	291,162.45	12,850,280.60	0	0	0	48,234.35	232,929.96	10,280,224.48	0	0	0	43,780.63
47	25-Jul-09	46,346.68	301,937.30	12,548,343.30	0	0	0	45,644.20	241,549.84	10,038,674.64	0	0	0	43,152.57
48	25-Aug-09	46,766.28	337,646.00	12,210,697.30	0	0	0	46,057.44	270,116.80	9,768,557.84	0	0	0	42,407.66
49	25-Sep-09	45,507.91	327,871.31	11,882,825.99	0	0	0	44,818.14	262,297.04	9,506,260.79	0	0	0	41,366.52
50	25-Oct-09	42,857.39	318,194.80	11,564,631.19	0	0	0	42,207.80	254,555.84	9,251,704.96	0	0	0	40,349.41
51	25-Nov-09	43,100.10	308,806.56	11,255,824.63	0	0	0	42,446.82	247,045.25	9,004,659.71	0	0	0	39,357.10
52	25-Dec-09	40,596.01	299,698.04	10,956,126.59	0	0	0	39,980.69	239,758.44	8,764,901.27	0	0	0	38,388.96
53	25-Jan-10	40,832.27	290,860.96	10,665,265.63	0	0	0	40,213.37	232,688.77	8,532,212.50	0	0	0	37,444.43
54	25-Feb-10	39,748.26	282,287.26	10,382,978.37	0	0	0	39,145.79	225,829.81	8,306,382.69	0	0	0	36,522.94
55	25-Mar-10	34,951.41	273,969.14	10,109,009.22	0	0	0	34,421.65	219,175.32	8,087,207.38	0	0	0	35,623.91
56	25-Apr-10	37,675.15	265,899.03	9,843,110.19	0	0	0	37,104.11	212,719.22	7,874,488.16	0	0	0	34,746.81
57	25-May-10	35,500.82	258,069.56	9,585,040.64	0	0	0	34,962.73	206,455.65	7,668,032.51	0	0	0	33,891.11
58	25-Jun-10	35,722.38	260,414.91	9,324,625.72	0	0	0	35,180.93	208,331.93	7,459,700.58	0	0	0	33,056.29
59	25-Jul-10	33,630.82	252,390.04	9,072,235.68	0	0	0	33,121.07	201,912.03	7,257,788.55	0	0	0	32,240.27
60	25-Aug-10	33,811.21	301,618.47	8,770,617.21	0	0	0	33,298.73	241,294.77	7,016,493.77	0	0	0	31,393.60
61	25-Sep-10	32,687.12	292,471.55	8,478,145.67	0	0	0	32,191.67	233,977.24	6,782,516.53	0	0	0	30,444.78
62	25-Oct-10	30,577.85	283,599.93	8,194,545.73	0	0	0	30,114.37	226,879.95	6,555,636.58	0	0	0	29,523.92
63	25-Nov-10	30,540.16	274,995.54	7,919,550.20	0	0	0	30,077.26	219,996.43	6,335,640.16	0	0	0	28,630.74
64	25-Dec-10	28,563.18	266,650.35	7,652,899.84	0	0	0	28,130.24	213,320.28	6,122,319.88	0	0	0	27,764.42
65	25-Jan-11	28,521.51	258,556.61	7,394,343.23	0	0	0	28,089.20	206,845.29	5,915,474.59	0	0	0	26,924.14
66	25-Feb-11	27,557.90	250,706.79	7,143,636.45	0	0	0	27,140.20	200,565.43	5,714,909.16	0	0	0	26,109.13
67	25-Mar-11	24,047.07	243,093.56	6,900,542.89	0	0	0	23,682.58	194,474.85	5,520,434.31	0	0	0	25,318.63
68	25-Apr-11	25,717.56	235,709.85	6,664,833.04	0	0	0	25,327.75	188,567.88	5,331,866.43	0	0	0	24,551.90
69	25-May-11	24,037.83	228,548.77	6,436,284.27	0	0	0	23,673.49	182,839.02	5,149,027.41	0	0	0	23,808.25
70	25-Jun-11	23,987.32	221,896.63	6,214,387.63	0	0	0	23,623.74	177,517.31	4,971,510.11	0	0	0	24,089.34
71	25-Jul-11	22,413.22	215,152.00	5,999,235.63	0	0	0	22,073.50	172,121.60	4,799,388.51	0	0	0	23,359.01
72	25-Aug-11	22,358.48	210,211.06	5,789,024.57	0	0	0	22,019.59	168,168.85	4,631,219.66	0	0	0	28,125.29
73	25-Sep-11	21,575.05	203,816.37	5,585,208.20	0	0	0	21,248.04	163,053.10	4,468,166.56	0	0	0	27,264.15

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
74	25-Oct-11	20,143.98	197,614.72	5,387,593.48	0	0	0	19,838.66	158,091.78	4,310,074.79	0	0	0	26,429.14
75	25-Nov-11	20,078.96	191,600.31	5,195,993.17	0	0	0	19,774.62	153,280.25	4,156,794.54	0	0	0	25,619.46
76	25-Dec-11	18,740.22	185,767.53	5,010,225.64	0	0	0	18,456.17	148,614.03	4,008,180.51	0	0	0	24,834.36
77	25-Jan-12	18,672.55	180,110.93	4,830,114.71	0	0	0	18,389.53	144,088.74	3,864,091.77	0	0	0	24,073.09
78	25-Feb-12	18,001.30	174,625.20	4,655,489.51	0	0	0	17,728.45	139,700.16	3,724,391.61	0	0	0	23,334.93
79	25-Mar-12	16,231.11	169,305.23	4,486,184.28	0	0	0	15,985.09	135,444.19	3,588,947.42	0	0	0	22,619.20
80	25-Apr-12	16,719.51	164,146.04	4,322,038.23	0	0	0	16,466.09	131,316.83	3,457,630.59	0	0	0	21,925.21
81	25-May-12	15,588.15	159,142.80	4,162,895.44	0	0	0	15,351.88	127,314.24	3,330,316.35	0	0	0	21,252.30
82	25-Jun-12	15,514.65	154,290.81	4,008,604.63	0	0	0	15,279.49	123,432.65	3,206,883.70	0	0	0	20,599.85
83	25-Jul-12	14,457.70	149,585.55	3,859,019.08	0	0	0	14,238.56	119,668.44	3,087,215.26	0	0	0	19,967.23
84	25-Aug-12	14,382.14	145,008.51	3,714,010.56	0	0	0	14,164.14	116,006.81	2,971,208.45	0	0	0	19,353.84
85	25-Sep-12	13,841.70	140,584.41	3,573,426.15	0	0	0	13,631.90	112,467.53	2,858,740.92	0	0	0	18,759.11
86	25-Oct-12	14,004.85	136,294.17	3,437,131.98	0	0	0	14,777.31	109,035.33	2,749,705.59	0	0	0	18,182.48
87	25-Nov-12	13,919.72	132,133.74	3,304,998.24	0	0	0	14,687.48	105,706.99	2,643,998.59	0	0	0	17,623.39
88	25-Dec-12	12,952.84	128,099.24	3,176,899.00	0	0	0	13,667.27	102,479.39	2,541,519.20	0	0	0	17,081.31
89	25-Jan-13	12,865.82	124,186.88	3,052,712.12	0	0	0	13,575.45	99,349.50	2,442,169.70	0	0	0	16,555.74
90	25-Feb-13	12,362.89	120,392.97	2,932,319.15	0	0	0	13,044.78	96,314.38	2,345,855.32	0	0	0	16,046.17
91	25-Mar-13	10,726.10	116,713.97	2,815,605.18	0	0	0	11,317.71	93,371.18	2,252,484.14	0	0	0	15,552.12
92	25-Apr-13	11,402.65	113,146.41	2,702,458.76	0	0	0	12,031.58	90,517.13	2,161,967.01	0	0	0	15,073.13
93	25-May-13	10,591.39	109,686.94	2,592,771.82	0	0	0	11,175.57	87,749.55	2,074,217.46	0	0	0	14,608.73
94	25-Jun-13	10,500.22	106,332.31	2,486,439.51	0	0	0	11,079.37	85,065.85	1,989,151.61	0	0	0	14,158.48
95	25-Jul-13	9,744.77	103,079.36	2,383,360.15	0	0	0	10,282.26	82,463.49	1,906,688.12	0	0	0	13,721.97
96	25-Aug-13	9,652.15	99,925.03	2,283,435.12	0	0	0	10,184.52	79,940.03	1,826,748.09	0	0	0	13,298.76
97	25-Sep-13	9,247.47	96,866.37	2,186,568.75	0	0	0	9,757.52	77,493.09	1,749,255.00	0	0	0	12,888.51
98	25-Oct-13	8,569.53	93,900.47	2,092,668.28	0	0	0	9,042.19	75,120.38	1,674,134.62	0	0	0	12,490.77
99	25-Nov-13	8,474.90	91,024.55	2,001,643.73	0	0	0	8,942.34	72,819.64	1,601,314.98	0	0	0	12,105.17
100	25-Dec-13	7,844.78	88,235.90	1,913,407.83	0	0	0	8,277.46	70,588.72	1,530,726.26	0	0	0	11,731.34
101	25-Jan-14	7,748.93	85,531.89	1,827,875.94	0	0	0	8,176.33	68,425.51	1,462,300.75	0	0	0	11,368.93
102	25-Feb-14	7,402.54	82,909.96	1,744,965.99	0	0	0	7,810.84	66,327.97	1,395,972.79	0	0	0	11,017.58
103	25-Mar-14	6,382.89	80,367.64	1,664,598.34	0	0	0	6,734.95	64,294.11	1,331,678.68	0	0	0	10,676.97
104	25-Apr-14	6,741.30	77,902.54	1,586,695.81	0	0	0	7,113.12	62,322.03	1,269,356.64	0	0	0	10,346.77
105	25-May-14	6,218.53	75,512.32	1,511,183.48	0	0	0	6,561.52	60,409.86	1,208,946.79	0	0	0	10,026.66
106	25-Jun-14	6,120.00	73,194.73	1,437,988.75	0	0	0	6,457.56	58,555.78	1,150,391.00	0	0	0	9,716.33
107	25-Jul-14	5,635.72	70,947.58	1,367,041.18	0	0	0	5,946.56	56,758.06	1,093,632.94	0	0	0	9,415.50
108	25-Aug-14	5,536.25	68,768.73	1,298,272.45	0	0	0	5,841.61	55,014.99	1,038,617.96	0	0	0	9,123.88
109	25-Sep-14	5,257.75	66,656.14	1,231,616.30	0	0	0	5,547.75	53,324.91	985,293.04	0	0	0	8,841.17
110	25-Oct-14	4,826.91	64,607.80	1,167,008.50	0	0	0	5,093.14	51,686.24	933,606.80	0	0	0	8,567.12
111	25-Nov-14	4,726.16	62,621.77	1,104,386.73	0	0	0	4,986.83	50,097.42	883,509.38	0	0	0	8,301.46
112	25-Dec-14	4,328.28	60,696.18	1,043,690.55	0	0	0	4,567.01	48,556.94	834,952.44	0	0	0	8,043.94
113	25-Jan-15	4,226.74	58,829.19	984,861.36	0	0	0	4,459.88	47,063.35	787,889.09	0	0	0	7,794.31
114	25-Feb-15	3,988.50	57,019.04	927,842.33	0	0	0	4,208.49	45,615.23	742,273.86	0	0	0	7,552.33
115	25-Mar-15	3,393.94	55,264.00	872,578.32	0	0	0	3,581.14	44,211.20	698,062.66	0	0	0	7,317.76
116	25-Apr-15	3,533.77	53,562.43	819,015.90	0	0	0	3,728.68	42,849.94	655,212.72	0	0	0	7,090.39
117	25-May-15	3,209.86	51,912.69	767,103.21	0	0	0	3,386.90	41,530.15	613,682.57	0	0	0	6,869.99
118	25-Jun-15	3,106.62	50,303.48	716,799.73	0	0	0	3,277.97	40,242.79	573,439.78	0	0	0	6,656.36
119	25-Jul-15	2,809.26	48,753.35	668,046.38	0	0	0	2,964.21	39,002.68	534,437.10	0	0	0	6,449.28
120	25-Aug-15	2,705.46	47,173.97	620,872.41	0	0	0	2,854.68	37,739.17	496,697.93	0	0	0	6,248.56
121	25-Sep-15	2,514.41	45,721.46	575,150.95	0	0	0	2,653.10	36,577.17	460,120.76	0	0	0	6,054.01
122	25-Oct-15	2,254.11	44,313.19	530,837.76	0	0	0	2,378.44	35,450.55	424,670.21	0	0	0	5,865.43
123	25-Nov-15	2,149.79	42,947.82	487,889.94	0	0	0	2,268.36	34,358.26	390,311.95	0	0	0	5,682.64
124	25-Dec-15	1,912.12	41,624.06	446,265.87	0	0	0	2,017.59	33,299.25	357,012.70	0	0	0	5,505.48
125	25-Jan-16	1,807.29	40,340.65	405,925.22	0	0	0	1,906.97	32,272.52	324,740.18	0	0	0	5,333.76
126	25-Feb-16	1,643.92	39,096.37	366,828.85	0	0	0	1,734.59	31,277.09	293,463.08	0	0	0	5,167.33
127	25-Mar-16	1,389.74	37,890.03	328,938.82	0	0	0	1,466.39	30,312.03	263,151.06	0	0	0	5,006.02
128	25-Apr-16	1,332.14	36,720.50	292,218.32	0	0	0	1,405.61	29,376.40	233,774.66	0	0	0	4,849.67
129	25-May-16	1,145.25	35,586.64	256,631.68	0	0	0	1,208.42	28,469.32	205,305.34	0	0	0	4,698.13
130	25-Jun-16	1,039.31	34,487.40	222,144.28	0	0	0	1,096.63	27,589.92	177,715.43	0	0	0	4,551.27
131	25-Jul-16	870.62	33,421.72	188,722.56	0	0	0	918.64	26,737.38	150,978.05	0	0	0	4,408.95
132	25-Aug-16	764.29	32,388.59	156,333.97	0	0	0	806.45	25,910.87	125,067.18	0	0	0	4,271.02
133	25-Sep-16	633.12	31,387.08	124,946.89	0	0	0	668.04	25,109.66	99,957.52	0	0	0	4,137.57
134	25-Oct-16	489.69	30,416.17	94,530.73	0	0	0	516.7	24,332.93	75,624.58	0	0	0	4,008.22
135	25-Nov-16	382.83	29,474.93	65,055.80	0	0	0	403.95	23,579.94	52,044.64	0	0	0	3,882.86
136	25-Dec-16	254.96	28,562.46	36,493.34	0	0	0	269.03	22,849.97	29,194.67	0	0	0	3,761.35
137	25-Jan-17	147.79	27,677.90	8,815.45	0	0	0	155.94	22,142.32	7,052.36	0	0	0	3,643.60
138	25-Feb-17	35.7	8,815.45	0	0	0	0	37.67	7,052.36	0	0	0	0	3,529.47
139	25-Mar-17													3,418.87
140	25-Apr-17													3,311.67
141	25-May-17													3,207.79
142	25-Jun-17													3,107.11
143	25-Jul-17													3,009.54
144	25-Aug-17													2,914.99
145	25-Sep-17													2,823.36
146	25-Oct-17													2,734.56
147	25-Nov-17													2,648.51
148	25-Dec-17													2,565.13
149	25-Jan-18													2,484.32

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
150	25-Feb-18													2,406.02
151	25-Mar-18													2,330.14
152	25-Apr-18													2,256.62
153	25-May-18													2,185.37
154	25-Jun-18													2,116.34
155	25-Jul-18													2,049.44
156	25-Aug-18													1,984.63
157	25-Sep-18													1,921.83
158	25-Oct-18													1,860.97
159	25-Nov-18													1,802.01
160	25-Dec-18													1,744.89
161	25-Jan-19													1,689.54
162	25-Feb-19													1,635.91
163	25-Mar-19													1,583.96
164	25-Apr-19													1,533.62
165	25-May-19													1,484.85
166	25-Jun-19													1,437.60
167	25-Jul-19													1,391.82
168	25-Aug-19													1,347.48
169	25-Sep-19													1,304.52
170	25-Oct-19													1,262.90
171	25-Nov-19													1,222.58
172	25-Dec-19													1,183.52
173	25-Jan-20													1,145.68
174	25-Feb-20													1,109.03
175	25-Mar-20													1,073.52
176	25-Apr-20													1,039.13
177	25-May-20													1,005.82
178	25-Jun-20													973.55
179	25-Jul-20													942.29
180	25-Aug-20													912.01
181	25-Sep-20													882.69
182	25-Oct-20													854.28
183	25-Nov-20													826.77
184	25-Dec-20													800.13
185	25-Jan-21													774.32
186	25-Feb-21													749.33
187	25-Mar-21													725.12
188	25-Apr-21													701.68
189	25-May-21													678.97
190	25-Jun-21													656.98
191	25-Jul-21													635.69
192	25-Aug-21													615.07
193	25-Sep-21													595.1
194	25-Oct-21													575.76
195	25-Nov-21													557.04
196	25-Dec-21													538.91
197	25-Jan-22													521.35
198	25-Feb-22													504.35
199	25-Mar-22													487.89
200	25-Apr-22													471.95
201	25-May-22													456.52
202	25-Jun-22													441.57
203	25-Jul-22													427.11
204	25-Aug-22													413.1
205	25-Sep-22													399.54
206	25-Oct-22													386.41
207	25-Nov-22													373.7
208	25-Dec-22													361.4
209	25-Jan-23													349.49
210	25-Feb-23													337.96
211	25-Mar-23													326.8
212	25-Apr-23													315.99
213	25-May-23													305.53
214	25-Jun-23													295.41
215	25-Jul-23													285.61
216	25-Aug-23													276.13
217	25-Sep-23													266.95
218	25-Oct-23													258.06
219	25-Nov-23													249.46
220	25-Dec-23													241.14
221	25-Jan-24													233.09
222	25-Feb-24													225.29
223	25-Mar-24													217.75
224	25-Apr-24													210.45
225	25-May-24													203.39

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
226	25-Jun-24													196.55
227	25-Jul-24													189.94
228	25-Aug-24													183.54
229	25-Sep-24													177.35
230	25-Oct-24													171.35
231	25-Nov-24													165.56
232	25-Dec-24													159.95
233	25-Jan-25													154.52
234	25-Feb-25													149.27
235	25-Mar-25													144.2
236	25-Apr-25													139.28
237	25-May-25													134.53
238	25-Jun-25													129.93
239	25-Jul-25													125.49
240	25-Aug-25													121.19
241	25-Sep-25													117.03
242	25-Oct-25													113
243	25-Nov-25													109.11
244	25-Dec-25													105.35
245	25-Jan-26													101.71
246	25-Feb-26													98.19
247	25-Mar-26													94.79
248	25-Apr-26													91.49
249	25-May-26													88.31
250	25-Jun-26													85.23
251	25-Jul-26													82.26
252	25-Aug-26													79.38
253	25-Sep-26													76.6
254	25-Oct-26													73.91
255	25-Nov-26													71.31
256	25-Dec-26													68.8
257	25-Jan-27													66.37
258	25-Feb-27													64.02
259	25-Mar-27													61.75
260	25-Apr-27													59.56
261	25-May-27													57.44
262	25-Jun-27													55.39
263	25-Jul-27													53.41
264	25-Aug-27													51.49
265	25-Sep-27													49.64
266	25-Oct-27													47.86
267	25-Nov-27													46.13
268	25-Dec-27													44.46
269	25-Jan-28													42.85
270	25-Feb-28													41.29
271	25-Mar-28													39.79
272	25-Apr-28													38.33
273	25-May-28													36.93
274	25-Jun-28													35.57
275	25-Jul-28													34.26
276	25-Aug-28													33
277	25-Sep-28													31.78
278	25-Oct-28													30.6
279	25-Nov-28													29.46
280	25-Dec-28													28.36
281	25-Jan-29													27.3
282	25-Feb-29													26.27
283	25-Mar-29													25.28
284	25-Apr-29													24.32
285	25-May-29													23.4
286	25-Jun-29													22.51
287	25-Jul-29													21.65
288	25-Aug-29													20.82
289	25-Sep-29													20.02
290	25-Oct-29													19.25
291	25-Nov-29													18.5
292	25-Dec-29													17.78
293	25-Jan-30													17.09
294	25-Feb-30													16.42
295	25-Mar-30													15.77
296	25-Apr-30													15.15
297	25-May-30													14.55
298	25-Jun-30													13.97
299	25-Jul-30													13.41
300	25-Aug-30													12.87
301	25-Sep-30													12.35

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
1.32%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 Writedown	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 Writedown	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
302	25-Oct-30													11.85
303	25-Nov-30													11.37
304	25-Dec-30													10.9
305	25-Jan-31													10.46
306	25-Feb-31													10.02
307	25-Mar-31													9.61
308	25-Apr-31													9.2
309	25-May-31													8.82
310	25-Jun-31													8.44
311	25-Jul-31													8.09
312	25-Aug-31													7.74
313	25-Sep-31													7.41
314	25-Oct-31													7.08
315	25-Nov-31													6.78
316	25-Dec-31													6.48
317	25-Jan-32													6.19
318	25-Feb-32													5.92
319	25-Mar-32													5.65
320	25-Apr-32													5.39
321	25-May-32													5.15
322	25-Jun-32													4.91
323	25-Jul-32													4.68
324	25-Aug-32													4.47
325	25-Sep-32													4.26
326	25-Oct-32													4.05
327	25-Nov-32													3.86
328	25-Dec-32													3.67
329	25-Jan-33													3.49
330	25-Feb-33													3.32
331	25-Mar-33													3.15
332	25-Apr-33													2.99
333	25-May-33													2.84
334	25-Jun-33													2.69
335	25-Jul-33													2.55
336	25-Aug-33													2.42
337	25-Sep-33													2.28
338	25-Oct-33													2.16
339	25-Nov-33													2.04
340	25-Dec-33													1.92
341	25-Jan-34													1.81
342	25-Feb-34													1.71
343	25-Mar-34													1.61
344	25-Apr-34													1.51
345	25-May-34													1.42
346	25-Jun-34													1.33
347	25-Jul-34													1.24
348	25-Aug-34													1.16
349	25-Sep-34													1.08
350	25-Oct-34													1.01
351	25-Nov-34													0.93
352	25-Dec-34													0.86
353	25-Jan-35													0.8
354	25-Feb-35													0.74
355	25-Mar-35													0.68
356	25-Apr-35													0.62
357	25-May-35													0.56
358	25-Jun-35													0.49
359	25-Jul-35													0.35
360	25-Aug-35													0

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,539,943.51	21,940,000.00			0	4,494,349.01	17,552,000.00			110,399.76	5,826,666.31
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	74,580.86	25,520.59	17,442,838.06	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,445.83	21,571,451.90	0	0	74,706.08	27,556.66	17,257,161.52	40,530.71	0	0
11	25-Jul-06	77,801.04	75,727.75	21,495,724.15	0	0	73,268.79	60,582.20	17,196,579.32	44,063.67	0	0
12	25-Aug-06	80,112.18	172,716.15	21,323,008.01	0	0	74,534.90	138,172.92	17,058,406.40	48,628.84	0	0
13	25-Sep-06	79,468.48	171,737.40	21,151,270.60	0	0	74,015.02	137,389.92	16,921,016.48	53,100.89	0	0
14	25-Oct-06	76,285.58	170,851.47	20,980,419.13	0	0	72,100.85	136,681.18	16,784,335.30	56,365.12	0	0
15	25-Nov-06	78,191.69	168,953.45	20,811,465.68	0	0	72,988.85	135,162.76	16,649,172.55	60,641.40	0	0
16	25-Dec-06	75,060.02	168,132.42	20,643,333.26	0	0	71,164.61	134,505.94	16,514,666.61	63,668.37	0	0
17	25-Jan-07	76,935.41	166,273.29	20,477,059.97	0	0	72,043.67	133,018.63	16,381,647.97	67,686.10	0	0
18	25-Feb-07	76,315.73	164,929.06	20,312,130.91	0	0	71,549.72	131,943.25	16,249,704.73	71,605.93	0	0
19	25-Mar-07	68,375.15	150,000.71	20,162,130.20	0	0	139,241.44	120,000.57	16,129,704.16	0	72,223.80	0
20	25-Apr-07	75,142.02	146,089.52	20,016,040.68	0	0	74,003.08	116,871.61	16,012,832.55	0	3,425.08	0
21	25-May-07	72,191.19	144,818.98	19,871,221.71	0	0	71,096.98	115,855.18	15,896,977.36	0	2,323.61	0
22	25-Jun-07	74,057.84	144,595.62	19,726,626.09	0	0	72,935.33	115,676.49	15,781,300.87	0	3,308.15	1,015.44
23	25-Jul-07	71,147.36	177,073.94	19,549,552.15	0	0	70,068.98	141,659.15	15,639,641.72	0	2,220.74	34,147.47
24	25-Aug-07	72,859.01	256,826.88	19,292,725.27	0	0	71,754.68	205,461.50	15,434,180.22	0	3,091.51	113,632.55
25	25-Sep-07	71,901.84	253,822.32	19,038,902.95	0	0	70,812.02	203,057.85	15,231,122.36	0	3,040.54	112,908.58
26	25-Oct-07	68,666.98	250,498.38	18,788,404.57	0	0	67,626.18	200,398.71	15,030,723.65	0	2,010.60	111,840.05
27	25-Nov-07	70,022.30	247,218.84	18,541,185.73	0	0	68,960.96	197,775.07	14,832,948.58	0	2,941.15	110,781.18
28	25-Dec-07	66,871.88	243,983.10	18,297,202.63	0	0	65,858.29	195,186.48	14,637,762.10	0	1,951.63	109,731.88
29	25-Jan-08	68,191.64	240,790.60	18,056,412.02	0	0	67,158.05	192,632.48	14,445,129.62	0	2,844.72	108,692.16
30	25-Feb-08	67,294.24	237,640.75	17,818,771.27	0	0	66,274.25	190,112.60	14,255,017.02	0	2,797.61	107,661.85
31	25-Mar-08	62,124.16	234,532.98	17,584,238.30	0	0	61,182.53	187,626.38	14,067,390.64	0	981.81	106,640.86
32	25-Apr-08	65,534.50	231,466.72	17,352,771.58	0	0	64,541.19	185,173.38	13,882,217.26	0	2,705.31	105,629.11
33	25-May-08	62,585.66	228,441.43	17,124,330.15	0	0	61,637.04	182,753.15	13,699,464.12	0	1,811.90	104,626.51
34	25-Jun-08	63,820.48	226,805.70	16,897,524.44	0	0	62,853.14	181,444.56	13,518,019.56	0	2,203.38	103,632.99
35	25-Jul-08	60,943.74	267,700.92	16,629,823.52	0	0	60,020.01	214,160.74	13,303,858.82	0	518.22	102,644.21
36	25-Aug-08	61,977.50	371,248.24	16,258,575.28	0	0	61,038.10	296,998.60	13,006,860.22	0	0	101,526.00
37	25-Sep-08	60,593.90	363,063.92	15,895,511.37	0	0	59,675.47	290,451.13	12,716,409.09	0	0	100,084.48
38	25-Oct-08	57,329.81	354,605.36	15,540,906.00	0	0	56,460.86	283,684.29	12,432,724.80	0	0	98,661.53
39	25-Nov-08	57,919.23	346,347.65	15,194,558.35	0	0	57,041.34	277,078.12	12,155,646.68	0	0	97,258.39
40	25-Dec-08	54,801.71	338,286.00	14,856,272.35	0	0	53,971.07	270,628.80	11,885,017.88	0	0	95,874.79
41	25-Jan-09	55,367.68	330,415.75	14,525,856.60	0	0	54,528.46	264,332.60	11,620,685.28	0	0	94,510.44
42	25-Feb-09	54,136.25	322,732.36	14,203,124.24	0	0	53,315.70	258,185.89	11,362,499.39	0	0	93,165.10
43	25-Mar-09	47,810.87	315,231.37	13,887,892.87	0	0	47,086.20	252,185.10	11,110,314.30	0	0	91,838.49
44	25-Apr-09	51,758.63	307,908.47	13,579,984.40	0	0	50,974.12	246,326.77	10,863,987.52	0	0	90,530.36
45	25-May-09	48,978.48	300,759.40	13,279,225.00	0	0	48,236.10	240,607.52	10,623,380.00	0	0	89,240.46
46	25-Jun-09	49,490.20	294,326.31	12,984,898.70	0	0	48,740.07	235,461.05	10,387,918.96	0	0	87,968.54
47	25-Jul-09	46,832.20	305,156.60	12,679,742.10	0	0	46,122.36	244,125.28	10,143,793.68	0	0	86,706.57
48	25-Aug-09	47,255.99	340,895.33	12,338,846.77	0	0	46,539.73	272,716.26	9,871,077.42	0	0	85,209.81
49	25-Sep-09	45,985.51	331,093.39	12,007,753.38	0	0	45,288.50	264,874.72	9,606,202.70	0	0	83,117.85
50	25-Oct-09	43,307.96	321,388.49	11,686,364.88	0	0	42,651.54	257,110.79	9,349,091.91	0	0	81,074.18
51	25-Nov-09	43,553.78	311,971.00	11,374,393.88	0	0	42,893.63	249,576.80	9,099,515.10	0	0	79,080.31
52	25-Dec-09	41,023.65	302,832.46	11,071,561.42	0	0	40,401.85	242,265.96	8,857,249.14	0	0	77,135.04
53	25-Jan-10	41,262.48	293,964.62	10,777,596.81	0	0	40,637.06	235,171.69	8,622,077.44	0	0	75,237.19
54	25-Feb-10	40,166.91	285,359.50	10,492,237.30	0	0	39,558.09	228,287.60	8,393,789.84	0	0	73,385.62
55	25-Mar-10	35,319.20	277,009.37	10,215,227.93	0	0	34,783.87	221,607.49	8,172,182.35	0	0	71,579.21
56	25-Apr-10	38,071.02	268,906.69	9,946,321.24	0	0	37,493.97	215,125.35	7,957,057.00	0	0	69,816.85
57	25-May-10	35,873.07	261,044.16	9,685,277.08	0	0	35,329.33	208,835.33	7,748,221.66	0	0	68,097.49
58	25-Jun-10	36,095.96	263,060.31	9,422,216.77	0	0	35,548.84	210,448.25	7,537,773.42	0	0	66,420.08
59	25-Jul-10	33,982.80	255,010.16	9,167,206.62	0	0	33,467.71	204,008.13	7,333,765.29	0	0	64,780.46
60	25-Aug-10	34,165.16	302,582.67	8,864,623.95	0	0	33,647.32	242,066.14	7,091,699.16	0	0	63,079.24
61	25-Sep-10	33,037.47	293,409.89	8,571,214.06	0	0	32,536.72	234,727.91	6,856,971.25	0	0	61,172.77
62	25-Oct-10	30,913.51	284,512.95	8,286,701.11	0	0	30,444.95	227,610.36	6,629,360.89	0	0	59,322.49
63	25-Nov-10	30,883.61	275,883.91	8,010,817.20	0	0	30,415.51	220,707.13	6,408,653.76	0	0	57,527.83
64	25-Dec-10	28,892.35	267,514.77	7,743,302.44	0	0	28,454.42	214,011.81	6,194,641.95	0	0	55,787.11
65	25-Jan-11	28,858.43	259,397.72	7,483,904.72	0	0	28,421.02	207,518.17	5,987,123.77	0	0	54,098.74
66	25-Feb-11	27,891.68	251,525.22	7,232,379.50	0	0	27,468.92	201,220.17	5,785,903.60	0	0	52,461.13
67	25-Mar-11	24,345.80	243,889.94	6,988,489.57	0	0	23,976.78	195,111.95	5,590,791.65	0	0	50,872.78
68	25-Apr-11	26,045.32	236,484.77	6,752,004.80	0	0	25,650.55	189,187.81	5,401,603.84	0	0	49,332.20
69	25-May-11	24,352.23	229,302.82	6,522,701.98	0	0	23,983.12	183,442.25	5,218,161.59	0	0	47,837.98
70	25-Jun-11	24,309.39	222,926.09	6,299,775.89	0	0	23,940.93	178,340.87	5,039,820.72	0	0	48,402.77
71	25-Jul-11	22,721.19	216,152.63	6,083,623.26	0	0	22,376.80	172,922.11	4,866,898.61	0	0	46,935.31
72	25-Aug-11	22,672.99	212,798.78	5,870,824.49	0	0	22,329.33	170,239.02	4,696,659.59	0	0	56,512.22
73	25-Sep-11	21,879.91	206,325.49	5,664,498.99	0	0	21,548.27	165,060.39	4,531,599.20	0	0	54,781.93

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
74	25-Oct-11	20,429.96	200,047.62	5,464,451.38	0	0	20,120.30	160,038.09	4,371,561.10	0	0	53,104.13
75	25-Nov-11	20,365.40	193,959.28	5,270,492.09	0	0	20,056.72	155,167.43	4,216,393.67	0	0	51,477.24
76	25-Dec-11	19,008.91	188,054.81	5,082,437.29	0	0	18,720.79	150,443.84	4,065,949.83	0	0	49,899.74
77	25-Jan-12	18,941.68	182,328.66	4,900,108.62	0	0	18,654.58	145,862.93	3,920,086.90	0	0	48,370.12
78	25-Feb-12	18,262.16	176,775.51	4,723,333.12	0	0	17,985.36	141,420.40	3,778,666.49	0	0	46,886.94
79	25-Mar-12	16,467.64	171,390.13	4,551,942.98	0	0	16,218.04	137,112.11	3,641,554.39	0	0	45,448.81
80	25-Apr-12	16,964.59	166,167.51	4,385,775.47	0	0	16,707.45	132,934.01	3,508,620.38	0	0	44,054.37
81	25-May-12	15,818.03	161,102.76	4,224,672.71	0	0	15,578.27	128,882.21	3,379,738.17	0	0	42,702.30
82	25-Jun-12	15,744.89	156,191.12	4,068,481.59	0	0	15,506.24	124,952.90	3,254,785.27	0	0	41,391.32
83	25-Jul-12	14,673.66	151,428.00	3,917,053.59	0	0	14,451.25	121,142.40	3,133,642.87	0	0	40,120.20
84	25-Aug-12	14,598.42	146,794.86	3,770,258.73	0	0	14,377.15	117,435.89	3,016,206.99	0	0	38,887.72
85	25-Sep-12	14,051.34	142,316.34	3,627,942.40	0	0	13,838.36	113,853.07	2,902,353.92	0	0	37,692.73
86	25-Oct-12	14,218.51	137,973.31	3,489,969.08	0	0	15,002.75	110,378.65	2,791,975.27	0	0	36,534.10
87	25-Nov-12	14,133.70	133,761.71	3,356,207.38	0	0	14,913.26	107,009.36	2,684,965.90	0	0	35,410.71
88	25-Dec-12	13,153.54	129,677.57	3,226,529.81	0	0	13,879.04	103,742.06	2,581,223.85	0	0	34,321.52
89	25-Jan-13	13,066.82	125,717.07	3,100,812.74	0	0	13,787.54	100,573.66	2,480,650.19	0	0	33,265.49
90	25-Feb-13	12,557.69	121,876.49	2,978,936.25	0	0	13,250.32	97,501.19	2,383,149.00	0	0	32,241.61
91	25-Mar-13	10,896.62	118,152.22	2,860,784.03	0	0	11,497.63	94,521.78	2,288,627.22	0	0	31,248.92
92	25-Apr-13	11,585.62	114,540.76	2,746,243.27	0	0	12,224.64	91,632.61	2,196,994.61	0	0	30,286.47
93	25-May-13	10,762.99	111,038.73	2,635,204.54	0	0	11,356.63	88,830.98	2,108,163.63	0	0	29,353.35
94	25-Jun-13	10,672.07	107,642.82	2,527,561.72	0	0	11,260.70	86,114.25	2,022,049.38	0	0	28,448.67
95	25-Jul-13	9,905.94	104,349.84	2,423,211.89	0	0	10,452.31	83,479.87	1,938,569.51	0	0	27,571.58
96	25-Aug-13	9,813.54	101,156.69	2,322,055.20	0	0	10,354.82	80,925.35	1,857,644.16	0	0	26,721.23
97	25-Sep-13	9,403.87	98,060.39	2,223,994.80	0	0	9,922.55	78,448.32	1,779,195.84	0	0	25,896.91
98	25-Oct-13	8,716.21	95,058.01	2,128,936.79	0	0	9,196.96	76,046.41	1,703,149.43	0	0	25,097.73
99	25-Nov-13	8,621.78	92,146.71	2,036,790.08	0	0	9,097.33	73,717.37	1,629,432.07	0	0	24,322.95
100	25-Dec-13	7,982.52	89,323.74	1,947,466.34	0	0	8,422.81	71,458.99	1,557,973.07	0	0	23,571.81
101	25-Jan-14	7,886.86	86,586.45	1,860,879.89	0	0	8,321.87	69,269.16	1,488,703.91	0	0	22,843.61
102	25-Feb-14	7,536.20	83,932.26	1,776,947.63	0	0	7,951.87	67,145.81	1,421,558.10	0	0	22,137.65
103	25-Mar-14	6,499.88	81,358.66	1,695,588.97	0	0	6,858.39	65,086.93	1,356,471.17	0	0	21,453.26
104	25-Apr-14	6,866.81	78,863.22	1,616,725.74	0	0	7,245.55	63,090.58	1,293,380.60	0	0	20,789.78
105	25-May-14	6,336.22	76,443.59	1,540,282.16	0	0	6,685.70	61,154.87	1,232,225.73	0	0	20,146.59
106	25-Jun-14	6,237.84	74,097.47	1,466,184.69	0	0	6,581.90	59,277.98	1,172,947.75	0	0	19,523.06
107	25-Jul-14	5,746.22	71,822.66	1,394,362.03	0	0	6,063.16	57,458.13	1,115,489.62	0	0	18,918.59
108	25-Aug-14	5,646.90	69,617.00	1,324,745.03	0	0	5,958.36	55,693.60	1,059,796.02	0	0	18,332.63
109	25-Sep-14	5,364.96	67,478.40	1,257,266.63	0	0	5,660.87	53,982.72	1,005,813.30	0	0	17,764.59
110	25-Oct-14	4,927.44	65,404.85	1,191,861.78	0	0	5,199.22	52,323.88	953,489.43	0	0	17,213.94
111	25-Nov-14	4,826.81	63,394.37	1,128,467.42	0	0	5,093.04	50,715.49	902,773.93	0	0	16,680.15
112	25-Dec-14	4,422.65	61,445.06	1,067,022.35	0	0	4,666.59	49,156.05	853,617.88	0	0	16,162.71
113	25-Jan-15	4,321.23	59,555.09	1,007,467.26	0	0	4,559.58	47,644.07	805,973.81	0	0	15,661.13
114	25-Feb-15	4,080.05	57,722.65	949,744.61	0	0	4,305.09	46,178.12	759,795.69	0	0	15,174.91
115	25-Mar-15	3,474.06	55,946.01	893,798.61	0	0	3,665.68	44,756.80	715,038.89	0	0	14,703.60
116	25-Apr-15	3,619.71	54,223.48	839,575.13	0	0	3,819.36	43,378.78	671,660.11	0	0	14,246.74
117	25-May-15	3,290.43	52,553.42	787,021.71	0	0	3,471.92	42,042.74	629,617.37	0	0	13,803.90
118	25-Jun-15	3,187.28	50,924.52	736,097.19	0	0	3,363.08	40,739.61	588,877.75	0	0	13,374.64
119	25-Jul-15	2,884.89	49,355.28	686,741.91	0	0	3,044.01	39,484.22	549,393.53	0	0	12,958.56
120	25-Aug-15	2,781.17	47,757.37	638,984.54	0	0	2,934.57	38,205.90	511,187.63	0	0	12,555.25
121	25-Sep-15	2,587.76	46,286.84	592,697.70	0	0	2,730.49	37,029.47	474,158.16	0	0	12,164.33
122	25-Oct-15	2,322.88	44,861.10	547,836.60	0	0	2,451.00	35,888.88	438,269.28	0	0	11,785.42
123	25-Nov-15	2,218.63	43,478.79	504,357.81	0	0	2,341.00	34,783.03	403,486.25	0	0	11,418.15
124	25-Dec-15	1,976.66	42,138.61	462,219.20	0	0	2,085.69	33,710.89	369,775.36	0	0	11,062.17
125	25-Jan-16	1,871.90	40,839.28	421,379.93	0	0	1,975.14	32,671.42	337,103.94	0	0	10,717.14
126	25-Feb-16	1,706.51	39,579.56	381,800.36	0	0	1,800.63	31,663.65	305,440.29	0	0	10,382.73
127	25-Mar-16	1,446.46	38,358.27	343,442.10	0	0	1,526.24	30,686.61	274,753.68	0	0	10,058.60
128	25-Apr-16	1,390.87	37,174.23	306,267.87	0	0	1,467.59	29,739.38	245,014.30	0	0	9,744.45
129	25-May-16	1,200.31	36,026.32	270,241.55	0	0	1,266.52	28,821.06	216,193.24	0	0	9,439.97
130	25-Jun-16	1,094.43	34,913.45	235,328.10	0	0	1,154.79	27,930.76	188,262.48	0	0	9,144.87
131	25-Jul-16	922.29	33,834.57	201,493.53	0	0	973.16	27,067.66	161,194.82	0	0	8,858.92
132	25-Aug-16	816.01	32,788.64	168,704.89	0	0	861.02	26,230.91	134,963.91	0	0	8,581.78
133	25-Sep-16	683.22	31,774.79	136,930.10	0	0	720.91	25,419.83	109,544.08	0	0	8,313.63
134	25-Oct-16	536.65	30,791.91	106,138.19	0	0	566.25	24,633.53	84,910.55	0	0	8,053.73
135	25-Nov-16	429.84	29,839.08	76,299.11	0	0	453.55	23,871.26	61,039.29	0	0	7,801.83
136	25-Dec-16	299.03	28,915.37	47,383.74	0	0	315.52	23,132.29	37,907.00	0	0	7,557.70
137	25-Jan-17	191.89	28,019.90	19,363.84	0	0	202.48	22,415.92	15,491.07	0	0	7,321.09
138	25-Feb-17	78.42	19,363.84	0	0	0	82.75	15,491.07	0	0	0	7,091.78
139	25-Mar-17											6,869.54
140	25-Apr-17											6,654.15
141	25-May-17											6,445.42
142	25-Jun-17											6,243.12
143	25-Jul-17											6,047.08
144	25-Aug-17											5,857.10
145	25-Sep-17											5,672.98
146	25-Oct-17											5,494.57
147	25-Nov-17											5,321.67
148	25-Dec-17											5,154.12
149	25-Jan-18											4,991.75

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
150	25-Feb-18											4,834.42
151	25-Mar-18											4,681.96
152	25-Apr-18											4,534.23
153	25-May-18											4,391.07
154	25-Jun-18											4,252.36
155	25-Jul-18											4,117.95
156	25-Aug-18											3,987.72
157	25-Sep-18											3,861.53
158	25-Oct-18											3,739.26
159	25-Nov-18											3,620.79
160	25-Dec-18											3,506.01
161	25-Jan-19											3,394.79
162	25-Feb-19											3,287.04
163	25-Mar-19											3,182.65
164	25-Apr-19											3,081.50
165	25-May-19											2,983.51
166	25-Jun-19											2,888.57
167	25-Jul-19											2,796.60
168	25-Aug-19											2,707.49
169	25-Sep-19											2,621.17
170	25-Oct-19											2,537.54
171	25-Nov-19											2,456.53
172	25-Dec-19											2,378.05
173	25-Jan-20											2,302.02
174	25-Feb-20											2,228.38
175	25-Mar-20											2,157.04
176	25-Apr-20											2,087.93
177	25-May-20											2,020.99
178	25-Jun-20											1,956.15
179	25-Jul-20											1,893.35
180	25-Aug-20											1,832.51
181	25-Sep-20											1,773.59
182	25-Oct-20											1,716.52
183	25-Nov-20											1,661.24
184	25-Dec-20											1,607.70
185	25-Jan-21											1,555.85
186	25-Feb-21											1,505.62
187	25-Mar-21											1,456.99
188	25-Apr-21											1,409.88
189	25-May-21											1,364.26
190	25-Jun-21											1,320.08
191	25-Jul-21											1,277.30
192	25-Aug-21											1,235.86
193	25-Sep-21											1,195.74
194	25-Oct-21											1,156.88
195	25-Nov-21											1,119.26
196	25-Dec-21											1,082.83
197	25-Jan-22											1,047.55
198	25-Feb-22											1,013.39
199	25-Mar-22											980.31
200	25-Apr-22											948.29
201	25-May-22											917.28
202	25-Jun-22											887.26
203	25-Jul-22											858.19
204	25-Aug-22											830.05
205	25-Sep-22											802.8
206	25-Oct-22											776.42
207	25-Nov-22											750.88
208	25-Dec-22											726.16
209	25-Jan-23											702.23
210	25-Feb-23											679.06
211	25-Mar-23											656.63
212	25-Apr-23											634.92
213	25-May-23											613.91
214	25-Jun-23											593.57
215	25-Jul-23											573.88
216	25-Aug-23											554.82
217	25-Sep-23											536.38
218	25-Oct-23											518.53
219	25-Nov-23											501.25
220	25-Dec-23											484.53
221	25-Jan-24											468.34
222	25-Feb-24											452.68
223	25-Mar-24											437.53
224	25-Apr-24											422.86
225	25-May-24											408.67

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.86%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
226	25-Jun-24											394.93
227	25-Jul-24											381.64
228	25-Aug-24											368.78
229	25-Sep-24											356.34
230	25-Oct-24											344.3
231	25-Nov-24											332.65
232	25-Dec-24											321.39
233	25-Jan-25											310.48
234	25-Feb-25											299.94
235	25-Mar-25											289.73
236	25-Apr-25											279.86
237	25-May-25											270.31
238	25-Jun-25											261.08
239	25-Jul-25											252.14
240	25-Aug-25											243.5
241	25-Sep-25											235.14
242	25-Oct-25											227.06
243	25-Nov-25											219.24
244	25-Dec-25											211.68
245	25-Jan-26											204.36
246	25-Feb-26											197.29
247	25-Mar-26											190.45
248	25-Apr-26											183.84
249	25-May-26											177.44
250	25-Jun-26											171.26
251	25-Jul-26											165.28
252	25-Aug-26											159.5
253	25-Sep-26											153.91
254	25-Oct-26											148.51
255	25-Nov-26											143.29
256	25-Dec-26											138.24
257	25-Jan-27											133.35
258	25-Feb-27											128.64
259	25-Mar-27											124.08
260	25-Apr-27											119.67
261	25-May-27											115.41
262	25-Jun-27											111.29
263	25-Jul-27											107.31
264	25-Aug-27											103.46
265	25-Sep-27											99.75
266	25-Oct-27											96.16
267	25-Nov-27											92.69
268	25-Dec-27											89.34
269	25-Jan-28											86.1
270	25-Feb-28											82.97
271	25-Mar-28											79.94
272	25-Apr-28											77.02
273	25-May-28											74.2
274	25-Jun-28											71.48
275	25-Jul-28											68.85
276	25-Aug-28											66.31
277	25-Sep-28											63.85
278	25-Oct-28											61.48
279	25-Nov-28											59.19
280	25-Dec-28											56.98
281	25-Jan-29											54.85
282	25-Feb-29											52.79
283	25-Mar-29											50.8
284	25-Apr-29											48.88
285	25-May-29											47.02
286	25-Jun-29											45.23
287	25-Jul-29											43.51
288	25-Aug-29											41.84
289	25-Sep-29											40.23
290	25-Oct-29											38.68
291	25-Nov-29											37.18
292	25-Dec-29											35.73
293	25-Jan-30											34.34
294	25-Feb-30											32.99
295	25-Mar-30											31.7
296	25-Apr-30											30.44
297	25-May-30											29.24
298	25-Jun-30											28.07
299	25-Jul-30											26.95
300	25-Aug-30											25.87
301	25-Sep-30											24.82

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO MAT

Group II Cum Loss
2.66%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
302	25-Oct-30											23.82
303	25-Nov-30											22.85
304	25-Dec-30											21.91
305	25-Jan-31											21.01
306	25-Feb-31											20.14
307	25-Mar-31											19.3
308	25-Apr-31											18.49
309	25-May-31											17.72
310	25-Jun-31											16.97
311	25-Jul-31											16.25
312	25-Aug-31											15.55
313	25-Sep-31											14.88
314	25-Oct-31											14.24
315	25-Nov-31											13.61
316	25-Dec-31											13.02
317	25-Jan-32											12.44
318	25-Feb-32											11.89
319	25-Mar-32											11.35
320	25-Apr-32											10.84
321	25-May-32											10.35
322	25-Jun-32											9.87
323	25-Jul-32											9.41
324	25-Aug-32											8.97
325	25-Sep-32											8.55
326	25-Oct-32											8.14
327	25-Nov-32											7.75
328	25-Dec-32											7.38
329	25-Jan-33											7.02
330	25-Feb-33											6.67
331	25-Mar-33											6.33
332	25-Apr-33											6.01
333	25-May-33											5.71
334	25-Jun-33											5.41
335	25-Jul-33											5.13
336	25-Aug-33											4.85
337	25-Sep-33											4.59
338	25-Oct-33											4.34
339	25-Nov-33											4.1
340	25-Dec-33											3.87
341	25-Jan-34											3.64
342	25-Feb-34											3.43
343	25-Mar-34											3.23
344	25-Apr-34											3.03
345	25-May-34											2.84
346	25-Jun-34											2.67
347	25-Jul-34											2.49
348	25-Aug-34											2.33
349	25-Sep-34											2.17
350	25-Oct-34											2.02
351	25-Nov-34											1.88
352	25-Dec-34											1.74
353	25-Jan-35											1.61
354	25-Feb-35											1.48
355	25-Mar-35											1.36
356	25-Apr-35											1.24
357	25-May-35											1.13
358	25-Jun-35											0.99
359	25-Jul-35											0.71
360	25-Aug-35											0

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
1.06%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,221,556.72	21,940,000.00			0	4,160,594.27	17,552,000.00			110,760.77	2,316,248.67
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.81	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	74,580.86	25,520.59	17,442,838.06	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,594.92	21,571,302.81	0	0	74,706.08	27,675.93	17,257,042.25	40,530.71	0	0
11	25-Jul-06	77,800.50	80,741.20	21,490,561.61	0	0	73,268.16	64,592.96	17,192,449.29	44,063.78	0	0
12	25-Aug-06	80,092.94	189,394.76	21,301,166.85	0	0	74,515.56	151,515.81	17,040,933.48	48,629.34	0	0
13	25-Sep-06	79,387.08	188,292.72	21,112,874.14	0	0	73,933.89	150,634.17	16,890,299.31	53,102.36	0	0
14	25-Oct-06	76,147.10	187,229.29	20,925,644.85	0	0	71,958.32	149,783.43	16,740,515.88	56,372.75	0	0
15	25-Nov-06	77,987.55	185,162.58	20,740,482.27	0	0	72,785.49	148,130.07	16,592,385.81	60,651.38	0	0
16	25-Dec-06	74,804.01	184,163.68	20,556,318.59	0	0	70,900.70	147,330.94	16,445,054.87	63,690.17	0	0
17	25-Jan-07	76,611.12	182,141.93	20,374,176.66	0	0	71,720.03	145,713.54	16,299,341.33	67,712.26	0	0
18	25-Feb-07	75,932.29	180,629.84	20,193,546.82	0	0	71,166.92	144,503.87	16,154,837.45	71,637.39	0	0
19	25-Mar-07	67,975.97	166,062.88	20,027,483.94	0	0	138,879.90	132,850.31	16,021,987.15	0	72,303.66	0
20	25-Apr-07	74,640.21	161,598.52	19,865,885.42	0	0	73,508.88	129,278.82	15,892,708.33	0	3,430.31	0
21	25-May-07	71,649.63	160,180.77	19,705,704.64	0	0	70,563.62	128,144.62	15,764,563.71	0	2,347.19	0
22	25-Jun-07	73,440.97	159,662.45	19,546,042.19	0	0	72,327.82	127,729.96	15,636,833.75	0	3,314.52	505.37
23	25-Jul-07	70,496.06	187,130.98	19,358,911.21	0	0	69,427.54	149,704.79	15,487,128.97	0	2,248.91	16,994.69
24	25-Aug-07	72,148.51	255,049.33	19,103,861.88	0	0	71,054.95	204,039.46	15,283,089.50	0	3,099.59	56,553.23
25	25-Sep-07	71,197.97	251,939.42	18,851,922.46	0	0	70,118.81	201,551.53	15,081,537.97	0	3,048.56	56,192.92
26	25-Oct-07	67,992.60	248,563.45	18,603,359.01	0	0	66,962.03	198,850.76	14,882,687.21	0	2,040.68	55,661.13
27	25-Nov-07	69,332.65	245,233.36	18,358,125.66	0	0	68,281.77	196,186.69	14,686,500.53	0	2,949.00	55,134.15
28	25-Dec-07	66,211.64	241,948.53	18,116,177.13	0	0	65,208.06	193,558.82	14,492,941.70	0	1,981.07	54,611.93
29	25-Jan-08	67,516.98	238,708.37	17,877,468.76	0	0	66,493.62	190,966.70	14,301,975.01	0	2,852.39	54,094.48
30	25-Feb-08	66,627.34	235,512.26	17,641,956.49	0	0	65,617.46	188,409.81	14,113,565.20	0	2,805.19	53,581.70
31	25-Mar-08	61,507.70	232,359.62	17,409,596.88	0	0	60,575.42	185,887.69	13,927,677.50	0	1,031.17	53,073.57
32	25-Apr-08	64,883.63	229,249.85	17,180,347.03	0	0	63,900.18	183,399.88	13,744,277.63	0	2,712.70	52,570.04
33	25-May-08	61,963.78	226,182.37	16,954,164.66	0	0	61,024.59	180,945.90	13,563,331.73	0	1,839.61	52,071.06
34	25-Jun-08	63,186.29	224,505.77	16,729,658.89	0	0	62,228.57	179,604.61	13,383,727.11	0	2,210.57	51,576.60
35	25-Jul-08	60,338.30	265,360.87	16,464,298.02	0	0	59,423.75	212,288.70	13,171,438.41	0	545.66	51,084.50
36	25-Aug-08	61,360.61	368,852.62	16,095,445.40	0	0	60,430.56	295,082.09	12,876,356.32	0	0	50,527.98
37	25-Sep-08	59,985.94	360,572.79	15,734,872.61	0	0	59,076.72	288,458.23	12,587,898.09	0	0	49,810.56
38	25-Oct-08	56,750.44	352,023.10	15,382,849.51	0	0	55,890.27	281,618.48	12,306,279.61	0	0	49,102.38
39	25-Nov-08	57,330.17	343,678.65	15,039,170.86	0	0	56,461.21	274,942.92	12,031,336.69	0	0	48,404.06
40	25-Dec-08	54,241.28	335,534.53	14,703,636.33	0	0	53,419.13	268,427.63	11,762,909.06	0	0	47,715.46
41	25-Jan-09	54,798.82	327,585.96	14,376,050.37	0	0	53,968.23	262,068.76	11,500,840.30	0	0	47,036.44
42	25-Feb-09	53,577.94	319,828.23	14,056,222.14	0	0	52,765.86	255,862.59	11,244,977.71	0	0	46,366.88
43	25-Mar-09	47,316.37	312,256.80	13,743,965.33	0	0	46,599.19	249,805.44	10,995,172.27	0	0	45,706.65
44	25-Apr-09	51,222.23	304,867.20	13,439,098.13	0	0	50,445.85	243,893.76	10,751,278.51	0	0	45,055.62
45	25-May-09	48,470.35	297,655.08	13,141,443.05	0	0	47,735.68	238,124.06	10,513,154.44	0	0	44,413.65
46	25-Jun-09	48,976.70	291,162.45	12,850,280.60	0	0	48,234.35	232,929.96	10,280,224.48	0	0	43,780.63
47	25-Jul-09	46,346.68	301,937.30	12,548,343.30	0	0	45,644.20	241,549.84	10,038,674.64	0	0	43,152.57
48	25-Aug-09	46,766.28	337,646.00	12,210,697.30	0	0	46,057.44	270,116.80	9,768,557.84	0	0	42,407.66
49	25-Sep-09	45,507.91	327,871.31	11,882,825.99	0	0	44,818.14	262,297.04	9,506,260.79	0	0	41,366.52
50	25-Oct-09	42,857.39	318,194.80	11,564,631.19	0	0	42,207.80	254,555.84	9,251,704.96	0	0	40,349.41
51	25-Nov-09	43,100.10	308,806.56	11,255,824.63	0	0	42,446.82	247,045.25	9,004,659.71	0	0	39,357.10
52	25-Dec-09	40,596.01	299,698.04	10,956,126.59	0	0	39,980.69	239,758.44	8,764,901.27	0	0	38,388.96
53	25-Jan-10	40,832.27	290,860.96	10,665,265.63	0	0	40,213.37	232,688.77	8,532,212.50	0	0	37,444.43
54	25-Feb-10	39,748.26	282,287.26	10,382,978.37	0	0	39,145.79	225,829.81	8,306,382.69	0	0	36,522.94
55	25-Mar-10	34,951.41	273,969.14	10,109,009.22	0	0	34,421.65	219,175.32	8,087,207.38	0	0	35,623.91
56	25-Apr-10	37,675.15	265,899.03	9,843,110.19	0	0	37,104.11	212,719.22	7,874,488.16	0	0	34,746.81
57	25-May-10	35,500.82	258,069.56	9,585,040.64	0	0	34,962.73	206,455.65	7,668,032.51	0	0	33,891.11
58	25-Jun-10	35,722.38	260,414.91	9,324,625.72	0	0	35,180.93	208,331.93	7,459,700.58	0	0	33,056.29
59	25-Jul-10	33,630.82	252,390.04	9,072,235.68	0	0	33,121.07	201,912.03	7,257,788.55	0	0	32,240.27
60	25-Aug-10	33,811.21	301,618.47	8,770,617.21	0	0	33,298.73	241,294.77	7,016,493.77	0	0	31,393.60
61	25-Sep-10	32,687.12	292,471.55	8,478,145.67	0	0	32,191.67	233,977.24	6,782,516.53	0	0	30,444.78
62	25-Oct-10	30,577.85	283,599.93	8,194,545.73	0	0	30,114.37	226,879.95	6,555,636.58	0	0	29,523.92
63	25-Nov-10	30,540.16	274,995.54	7,919,550.20	0	0	30,077.26	219,996.43	6,335,640.16	0	0	28,630.74

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 1 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
1.06%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
64	25-Dec-10	28,563.18	266,650.35	7,652,899.84	0	0	28,130.24	213,320.28	6,122,319.88	0	0	27,764.42
65	25-Jan-11	28,521.51	258,556.61	7,394,343.23	0	0	28,089.20	206,845.29	5,915,474.59	0	0	26,924.14
66	25-Feb-11	27,557.90	250,706.79	7,143,636.45	0	0	27,140.20	200,565.43	5,714,909.16	0	0	26,109.13
67	25-Mar-11	24,047.07	243,093.56	6,900,542.89	0	0	23,682.58	194,474.85	5,520,434.31	0	0	25,318.63
68	25-Apr-11	25,717.56	235,709.85	6,664,833.04	0	0	25,327.75	188,567.88	5,331,866.43	0	0	24,551.90
69	25-May-11	24,037.83	228,548.77	6,436,284.27	0	0	23,673.49	182,839.02	5,149,027.41	0	0	23,808.25
70	25-Jun-11	23,987.32	221,896.63	6,214,387.63	0	0	23,623.74	177,517.31	4,971,510.11	0	0	24,089.34
71	25-Jul-11	22,413.22	215,152.00	5,999,235.63	0	0	22,073.50	172,121.60	4,799,388.51	0	0	23,359.01
72	25-Aug-11	22,358.48	210,211.06	5,789,024.57	0	0	22,019.59	168,168.85	4,631,219.66	0	0	28,125.29
73	25-Sep-11	21,575.05	203,816.37	5,585,208.20	0	0	21,248.04	163,053.10	4,468,166.56	0	0	27,264.15
74	25-Oct-11	20,143.98	197,614.72	5,387,593.48	0	0	19,838.66	158,091.78	4,310,074.79	0	0	26,429.14
75	25-Nov-11	20,078.96	191,600.31	5,195,993.17	0	0	19,774.62	153,280.25	4,156,794.54	0	0	25,619.46
76	25-Dec-11	18,740.22	185,767.53	5,010,225.64	0	0	18,456.17	148,614.03	4,008,180.51	0	0	24,834.36
77	25-Jan-12	18,672.55	180,110.93	4,830,114.71	0	0	18,389.53	144,088.74	3,864,091.77	0	0	24,073.09
78	25-Feb-12	18,001.30	174,625.20	4,655,489.51	0	0	17,728.45	139,700.16	3,724,391.61	0	0	23,334.93
79	25-Mar-12	16,231.11	169,305.23	4,486,184.28	0	0	15,985.09	135,444.19	3,588,947.42	0	0	22,619.20
80	25-Apr-12	16,719.51	164,146.04	4,322,038.23	0	0	16,466.09	131,316.83	3,457,630.59	0	0	21,925.21
81	25-May-12	15,588.15	159,142.80	4,162,895.44	0	0	15,351.88	127,314.24	3,330,316.35	0	0	21,252.30
82	25-Jun-12	15,514.65	154,290.81	4,008,604.63	0	0	15,279.49	123,432.65	3,206,883.70	0	0	20,599.85
83	25-Jul-12	14,457.70	149,585.55	3,859,019.08	0	0	14,238.56	119,668.44	3,087,215.26	0	0	19,967.23
84	25-Aug-12	14,382.14	145,008.51	3,714,010.56	0	0	14,164.14	116,006.81	2,971,208.45	0	0	19,353.84
85	25-Sep-12	13,841.70	3,714,010.56	0	0	0	13,631.90	2,971,208.45	0	0	0	18,759.11

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
2.12%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
Total		4,252,740.74	21,940,000.00			0	4,191,305.20	17,552,000.00			110,399.76	4,654,044.22
0	9-Sep-05	0	0	21,940,000.00	0	0	0	0	17,552,000.00	0	0	0
1	25-Sep-05	42,202.61	72,310.85	21,867,689.15	0	0	41,563.14	57,848.68	17,494,151.32	0	0	0
2	25-Oct-05	78,869.47	32,240.84	21,835,448.31	0	0	73,119.17	25,792.67	17,468,358.65	4,554.86	0	0
3	25-Nov-05	81,378.29	31,900.74	21,803,547.57	0	0	74,580.86	25,520.59	17,442,838.06	10,139.73	0	0
4	25-Dec-05	78,638.13	32,619.64	21,770,927.94	0	0	73,190.82	26,095.71	17,416,742.35	14,440.12	0	0
5	25-Jan-06	81,137.83	32,284.51	21,738,643.42	0	0	74,649.70	25,827.61	17,390,914.74	19,764.69	0	0
6	25-Feb-06	81,017.51	32,439.09	21,706,204.33	0	0	74,630.42	25,951.28	17,364,963.46	25,014.46	0	0
7	25-Mar-06	73,067.91	34,094.69	21,672,109.63	0	0	70,229.96	27,275.75	17,337,687.71	26,848.58	0	0
8	25-Apr-06	80,769.54	32,766.66	21,639,342.97	0	0	74,602.56	26,213.33	17,311,474.38	31,914.51	0	0
9	25-May-06	78,045.90	33,445.24	21,605,897.73	0	0	73,148.76	26,756.19	17,284,718.18	35,770.39	0	0
10	25-Jun-06	80,522.78	34,445.83	21,571,451.90	0	0	74,706.08	27,556.66	17,257,161.52	40,530.71	0	0
11	25-Jul-06	77,801.04	75,727.75	21,495,724.15	0	0	73,268.79	60,582.20	17,196,579.32	44,063.67	0	0
12	25-Aug-06	80,112.18	172,716.15	21,323,008.01	0	0	74,534.90	138,172.92	17,058,406.40	48,628.84	0	0
13	25-Sep-06	79,468.48	171,737.40	21,151,270.60	0	0	74,015.02	137,389.92	16,921,016.48	53,100.89	0	0
14	25-Oct-06	76,285.58	170,851.47	20,980,419.13	0	0	72,100.85	136,681.18	16,784,335.30	56,365.12	0	0
15	25-Nov-06	78,191.69	168,953.45	20,811,465.68	0	0	72,988.85	135,162.76	16,649,172.55	60,641.40	0	0
16	25-Dec-06	75,060.02	168,132.42	20,643,333.26	0	0	71,164.61	134,505.94	16,514,666.61	63,668.37	0	0
17	25-Jan-07	76,935.41	166,273.29	20,477,059.97	0	0	72,043.67	133,018.63	16,381,647.97	67,686.10	0	0
18	25-Feb-07	76,315.73	164,929.06	20,312,130.91	0	0	71,549.72	131,943.25	16,249,704.73	71,605.93	0	0
19	25-Mar-07	68,375.15	150,000.71	20,162,130.20	0	0	139,241.44	120,000.57	16,129,704.16	0	72,223.80	0
20	25-Apr-07	75,142.02	146,089.52	20,016,040.68	0	0	74,003.08	116,871.61	16,012,832.55	0	3,425.08	0
21	25-May-07	72,191.19	144,818.98	19,871,221.71	0	0	71,096.98	115,855.18	15,896,977.36	0	2,323.61	0
22	25-Jun-07	74,057.84	144,595.62	19,726,626.09	0	0	72,935.33	115,676.49	15,781,300.87	0	3,308.15	1,015.44
23	25-Jul-07	71,147.36	177,073.94	19,549,552.15	0	0	70,068.98	141,659.15	15,639,641.72	0	2,220.74	34,147.47
24	25-Aug-07	72,859.01	256,826.88	19,292,725.27	0	0	71,754.68	205,461.50	15,434,180.22	0	3,091.51	113,632.55
25	25-Sep-07	71,901.84	253,822.32	19,038,902.95	0	0	70,812.02	203,057.85	15,231,122.36	0	3,040.54	112,908.58
26	25-Oct-07	68,666.98	250,498.38	18,788,404.57	0	0	67,626.18	200,398.71	15,030,723.65	0	2,010.60	111,840.05
27	25-Nov-07	70,022.30	247,218.84	18,541,185.73	0	0	68,960.96	197,775.07	14,832,948.58	0	2,941.15	110,781.18
28	25-Dec-07	66,871.88	243,983.10	18,297,202.63	0	0	65,858.29	195,186.48	14,637,762.10	0	1,951.63	109,731.88
29	25-Jan-08	68,191.64	240,790.60	18,056,412.02	0	0	67,158.05	192,632.48	14,445,129.62	0	2,844.72	108,692.16
30	25-Feb-08	67,294.24	237,640.75	17,818,771.27	0	0	66,274.25	190,112.60	14,255,017.02	0	2,797.61	107,661.85
31	25-Mar-08	62,124.16	234,532.98	17,584,238.30	0	0	61,182.53	187,626.38	14,067,390.64	0	981.81	106,640.86
32	25-Apr-08	65,534.50	231,466.72	17,352,771.58	0	0	64,541.19	185,173.38	13,882,217.26	0	2,705.31	105,629.11
33	25-May-08	62,585.66	228,441.43	17,124,330.15	0	0	61,637.04	182,753.15	13,699,464.12	0	1,811.90	104,626.51
34	25-Jun-08	63,820.48	226,805.70	16,897,524.44	0	0	62,853.14	181,444.56	13,518,019.56	0	2,203.38	103,632.99
35	25-Jul-08	60,943.74	267,700.92	16,629,823.52	0	0	60,020.01	214,160.74	13,303,858.82	0	518.22	102,644.21
36	25-Aug-08	61,977.50	371,248.24	16,258,575.28	0	0	61,038.10	296,998.60	13,006,860.22	0	0	101,526.00
37	25-Sep-08	60,593.90	363,063.92	15,895,511.37	0	0	59,675.47	290,451.13	12,716,409.09	0	0	100,084.48
38	25-Oct-08	57,329.81	354,605.36	15,540,906.00	0	0	56,460.86	283,684.29	12,432,724.80	0	0	98,661.53
39	25-Nov-08	57,919.23	346,347.65	15,194,558.35	0	0	57,041.34	277,078.12	12,155,646.68	0	0	97,258.39
40	25-Dec-08	54,801.71	338,286.00	14,856,272.35	0	0	53,971.07	270,628.80	11,885,017.88	0	0	95,874.79
41	25-Jan-09	55,367.68	330,415.75	14,525,856.60	0	0	54,528.46	264,332.60	11,620,685.28	0	0	94,510.44
42	25-Feb-09	54,136.25	322,732.36	14,203,124.24	0	0	53,315.70	258,185.89	11,362,499.39	0	0	93,165.10
43	25-Mar-09	47,810.87	315,231.37	13,887,892.87	0	0	47,086.20	252,185.10	11,110,314.30	0	0	91,838.49
44	25-Apr-09	51,758.63	307,908.47	13,579,984.40	0	0	50,974.12	246,326.77	10,863,987.52	0	0	90,530.36
45	25-May-09	48,978.48	300,759.40	13,279,225.00	0	0	48,236.10	240,607.52	10,623,380.00	0	0	89,240.46
46	25-Jun-09	49,490.20	294,326.31	12,984,898.70	0	0	48,740.07	235,461.05	10,387,918.96	0	0	87,968.54
47	25-Jul-09	46,832.20	305,156.60	12,679,742.10	0	0	46,122.36	244,125.28	10,143,793.68	0	0	86,706.57
48	25-Aug-09	47,255.99	340,895.33	12,338,846.77	0	0	46,539.73	272,716.26	9,871,077.42	0	0	85,209.81
49	25-Sep-09	45,985.51	331,093.39	12,007,753.38	0	0	45,288.50	264,874.72	9,606,202.70	0	0	83,117.85
50	25-Oct-09	43,307.96	321,388.49	11,686,364.88	0	0	42,651.54	257,110.79	9,349,091.91	0	0	81,074.18
51	25-Nov-09	43,553.78	311,971.00	11,374,393.88	0	0	42,893.63	249,576.80	9,099,515.10	0	0	79,080.31
52	25-Dec-09	41,023.65	302,832.46	11,071,561.42	0	0	40,401.85	242,265.96	8,857,249.14	0	0	77,135.04
53	25-Jan-10	41,262.48	293,964.62	10,777,596.81	0	0	40,637.06	235,171.69	8,622,077.44	0	0	75,237.19
54	25-Feb-10	40,166.91	285,359.50	10,492,237.30	0	0	39,558.09	228,287.60	8,393,789.84	0	0	73,385.62
55	25-Mar-10	35,319.20	277,009.37	10,215,227.93	0	0	34,783.87	221,607.49	8,172,182.35	0	0	71,579.21
56	25-Apr-10	38,071.02	268,906.69	9,946,321.24	0	0	37,493.97	215,125.35	7,957,057.00	0	0	69,816.85
57	25-May-10	35,873.07	261,044.16	9,685,277.08	0	0	35,329.33	208,835.33	7,748,221.66	0	0	68,097.49
58	25-Jun-10	36,095.95	263,060.31	9,422,216.77	0	0	35,548.84	210,448.25	7,537,773.42	0	0	66,420.08
59	25-Jul-10	33,982.80	255,010.16	9,167,206.62	0	0	33,467.71	204,008.13	7,333,765.29	0	0	64,780.46
60	25-Aug-10	34,165.16	302,582.67	8,864,623.95	0	0	33,647.32	242,066.14	7,091,699.16	0	0	63,079.24
61	25-Sep-10	33,037.47	293,409.89	8,571,214.06	0	0	32,536.72	234,727.91	6,856,971.25	0	0	61,172.77
62	25-Oct-10	30,913.51	284,512.95	8,286,701.11	0	0	30,444.95	227,610.36	6,629,360.89	0	0	59,322.49
63	25-Nov-10	30,883.61	275,883.91	8,010,817.20	0	0	30,415.51	220,707.13	6,408,653.76	0	0	57,527.83

Impac CMB Trust, Collateralized Asset-Backed Bonds, Series 2005-6 - REDWOOD Report

Prepay: 100% PricingSpeed
Default: 2 CDR, Loss Severity: 35 %, Lag: 12 months
Forward Curves
Run TO CALL

Group II Cum Loss
2.12%

Period	Date	2M2 Interest	2M2 Principal	2M2 Balance	2M2 CouponcapAccumShortfall	2M2 CouponcapShortfallPayback	2B1 Interest	2B1 Principal	2B1 Balance	2B1 CouponcapAccumShortfall	2B1 CouponcapShortfallPayback	COLLAT_2 NetLoss
64	25-Dec-10	28,892.35	267,514.77	7,743,302.44	0	0	28,454.42	214,011.81	6,194,641.95	0	0	55,787.11
65	25-Jan-11	28,858.43	259,397.72	7,483,904.72	0	0	28,421.02	207,518.17	5,987,123.77	0	0	54,098.74
66	25-Feb-11	27,891.68	251,525.22	7,232,379.50	0	0	27,468.92	201,220.17	5,785,903.60	0	0	52,461.13
67	25-Mar-11	24,345.80	243,889.94	6,988,489.57	0	0	23,976.78	195,111.95	5,590,791.65	0	0	50,872.78
68	25-Apr-11	26,045.32	236,484.77	6,752,004.80	0	0	25,650.55	189,187.81	5,401,603.84	0	0	49,332.20
69	25-May-11	24,352.23	229,302.82	6,522,701.98	0	0	23,983.12	183,442.25	5,218,161.59	0	0	47,837.98
70	25-Jun-11	24,309.39	222,926.09	6,299,775.89	0	0	23,940.93	178,340.87	5,039,820.72	0	0	48,402.77
71	25-Jul-11	22,721.19	216,152.63	6,083,623.26	0	0	22,376.80	172,922.11	4,866,898.61	0	0	46,935.31
72	25-Aug-11	22,672.99	212,798.78	5,870,824.49	0	0	22,329.33	170,239.02	4,696,659.59	0	0	56,512.22
73	25-Sep-11	21,879.91	206,325.49	5,664,498.99	0	0	21,548.27	165,060.39	4,531,599.20	0	0	54,781.93
74	25-Oct-11	20,429.96	200,047.62	5,464,451.38	0	0	20,120.30	160,038.09	4,371,561.10	0	0	53,104.13
75	25-Nov-11	20,365.40	193,959.28	5,270,492.09	0	0	20,056.72	155,167.43	4,216,393.67	0	0	51,477.24
76	25-Dec-11	19,008.91	188,054.81	5,082,437.29	0	0	18,720.79	150,443.84	4,065,949.83	0	0	49,899.74
77	25-Jan-12	18,941.68	182,328.66	4,900,108.62	0	0	18,654.58	145,862.93	3,920,086.90	0	0	48,370.12
78	25-Feb-12	18,262.16	176,775.51	4,723,333.12	0	0	17,985.36	141,420.40	3,778,666.49	0	0	46,886.94
79	25-Mar-12	16,467.64	171,390.13	4,551,942.98	0	0	16,218.04	137,112.11	3,641,554.39	0	0	45,448.81
80	25-Apr-12	16,964.59	166,167.51	4,385,775.47	0	0	16,707.45	132,934.01	3,508,620.38	0	0	44,054.37
81	25-May-12	15,818.03	161,102.76	4,224,672.71	0	0	15,578.27	128,882.21	3,379,738.17	0	0	42,702.30
82	25-Jun-12	15,744.89	156,191.12	4,068,481.59	0	0	15,506.24	124,952.90	3,254,785.27	0	0	41,391.32
83	25-Jul-12	14,673.66	151,428.00	3,917,053.59	0	0	14,451.25	121,142.40	3,133,642.87	0	0	40,120.20
84	25-Aug-12	14,598.42	146,794.86	3,770,258.73	0	0	14,377.15	117,435.89	3,016,206.99	0	0	38,887.72
85	25-Sep-12	14,051.34	3,770,258.73	0	0	0	13,838.36	3,016,206.99	0	0	0	37,692.73

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMM 2005-6

Assumptions:

Period Total	Date	Group I AFC	Group II AFC	Group I AFC	Group II AFC	Group I AFC	Group II AFC	Group I AFC	Group II AFC	Group I AFC	Group II AFC	Group I AFC	Group II AFC
LIBOR assumed to be :		5%	5%	6%	6%	7%	7%	5%	5%	6%	6%	7%	7%
CPR:		5%	5%	5%	5%	5%	5%	10%	10%	10%	10%	10%	10%
0	9-Sep-05												
1	25-Sep-05	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968
2	25-Oct-05	6.452	6.239	7.249	7.101	8.045	7.963	6.456	6.242	7.256	7.108	8.055	7.974
3	25-Nov-05	6.383	6.180	7.183	7.042	7.980	7.906	6.391	6.188	7.198	7.058	8.002	7.930
4	25-Dec-05	6.504	6.253	7.312	7.116	8.111	7.980	6.514	6.262	7.333	7.137	8.143	8.014
5	25-Jan-06	6.486	6.193	7.289	7.056	8.085	7.922	6.502	6.209	7.319	7.087	8.129	7.969
6	25-Feb-06	6.489	6.195	7.285	7.058	8.078	7.924	6.508	6.215	7.323	7.097	8.133	7.984
7	25-Mar-06	6.769	6.397	7.558	7.259	8.345	8.125	6.783	6.409	7.594	7.295	8.402	8.186
8	25-Apr-06	6.480	6.201	7.255	7.060	8.032	7.926	6.507	6.228	7.307	7.115	8.109	8.010
9	25-May-06	6.561	6.265	7.327	7.122	8.096	7.987	6.588	6.291	7.381	7.181	8.179	8.079
10	25-Jun-06	6.458	6.212	7.213	7.067	7.983	7.931	6.493	6.247	7.278	7.139	8.079	8.040
11	25-Jul-06	6.572	6.276	7.350	7.129	8.117	7.992	6.605	6.310	7.416	7.203	8.218	8.108
12	25-Aug-06	6.521	6.215	7.283	7.065	8.036	7.927	6.562	6.258	7.360	7.153	8.149	8.060
13	25-Sep-06	6.508	6.216	7.255	7.064	7.993	7.925	6.552	6.263	7.337	7.160	8.115	8.070
14	25-Oct-06	6.595	6.280	7.330	7.126	8.054	7.985	6.637	6.324	7.412	7.223	8.179	8.136
15	25-Nov-06	6.478	6.218	7.196	7.061	7.906	7.919	6.527	6.274	7.289	7.173	8.043	8.088
16	25-Dec-06	6.570	6.291	7.276	7.131	7.972	7.987	6.615	6.342	7.367	7.244	8.110	8.161
17	25-Jan-07	6.451	6.228	7.146	7.065	7.851	7.919	6.505	6.292	7.248	7.194	8.002	8.114
18	25-Feb-07	6.441	6.228	7.124	7.063	7.817	7.915	6.498	6.297	7.231	7.200	7.974	8.122
19	25-Mar-07	6.796	6.439	7.474	7.270	8.161	8.120	6.833	6.480	7.562	7.383	8.302	8.307
20	25-Apr-07	6.422	6.231	7.083	7.057	7.752	7.905	6.484	6.308	7.198	7.211	7.922	8.137
21	25-May-07	6.663	6.298	7.322	7.120	7.980	7.966	6.719	6.368	7.433	7.271	8.148	8.199
22	25-Jun-07	6.683	6.236	7.359	7.059	8.008	7.902	6.748	6.322	7.482	7.229	8.189	8.158
23	25-Jul-07	8.354	6.304	9.082	7.123	9.718	7.964	8.413	6.382	9.195	7.289	9.889	8.220
24	25-Aug-07	8.265	6.258	8.782	7.086	9.159	7.929	8.302	6.352	8.849	7.272	9.258	8.210
25	25-Sep-07	8.094	6.258	8.474	7.083	8.706	7.924	8.113	6.357	8.510	7.277	8.756	8.217
26	25-Oct-07	8.340	6.327	8.725	7.149	8.964	7.988	8.358	6.417	8.760	7.338	9.013	8.280
27	25-Nov-07	8.090	6.260	8.504	7.077	8.757	7.914	8.110	6.368	8.542	7.288	8.812	8.232
28	25-Dec-07	8.339	6.330	8.763	7.148	9.050	7.987	8.357	6.428	8.799	7.353	9.104	8.302
29	25-Jan-08	8.200	6.261	8.853	7.075	9.200	7.912	8.221	6.379	8.893	7.303	9.259	8.255
30	25-Feb-08	8.203	6.262	8.954	7.073	9.325	7.914	8.225	6.384	8.994	7.309	9.385	8.270
31	25-Mar-08	8.728	6.409	9.520	7.217	9.906	8.058	8.745	6.502	9.557	7.428	9.962	8.392
32	25-Apr-08	8.207	6.265	8.955	7.068	9.322	7.905	8.230	6.396	8.997	7.321	9.384	8.286
33	25-May-08	8.499	6.337	9.275	7.137	9.680	7.973	8.520	6.456	9.316	7.381	9.740	8.349
34	25-Jun-08	8.243	6.237	8.997	6.989	9.391	7.783	8.267	6.373	9.041	7.247	9.454	8.169
35	25-Jul-08	8.508	6.249	9.401	6.908	10.056	7.606	8.530	6.358	9.443	7.127	10.119	7.941
36	25-Aug-08	8.339	6.695	9.249	7.630	10.029	8.361	8.364	6.828	9.294	7.876	10.096	8.727
37	25-Sep-08	8.309	6.635	9.182	7.495	9.926	8.152	8.328	6.759	9.216	7.723	9.975	8.490
38	25-Oct-08	8.538	6.760	9.374	7.625	10.078	8.285	8.549	6.874	9.389	7.846	10.097	8.618
39	25-Nov-08	8.263	6.644	9.073	7.496	9.757	8.151	8.275	6.778	9.088	7.738	9.776	8.509
40	25-Dec-08	8.539	6.770	9.374	7.626	10.081	8.282	8.551	6.892	9.390	7.860	10.100	8.635
41	25-Jan-09	8.264	6.654	9.073	7.497	9.826	8.153	8.276	6.797	9.089	7.754	9.847	8.531
42	25-Feb-09	8.264	6.659	9.074	7.497	9.835	8.400	8.277	6.806	9.090	7.761	9.856	8.790
43	25-Mar-09	9.149	7.055	10.044	7.918	10.887	8.853	9.163	7.153	10.061	8.135	10.908	9.200
44	25-Apr-09	8.265	6.671	9.075	7.501	9.838	8.399	8.279	6.828	9.093	7.779	9.860	8.809
45	25-May-09	8.541	6.799	9.385	7.632	10.186	8.539	8.555	6.942	9.403	7.901	10.209	8.943
46	25-Jun-09	8.266	6.682	9.083	7.502	9.859	8.397	8.280	6.848	9.101	7.796	9.882	8.828
47	25-Jul-09	8.542	6.810	9.385	7.634	10.188	8.538	8.556	6.963	9.404	7.917	10.211	8.962
48	25-Aug-09	8.266	6.693	9.086	7.504	9.866	8.395	8.281	6.870	9.105	7.813	9.890	8.848
49	25-Sep-09	8.267	6.698	9.086	7.504	9.867	8.394	8.282	6.880	9.106	7.821	9.891	8.858
50	25-Oct-09	8.543	6.824	9.389	7.637	10.195	8.536	8.559	6.994	9.409	7.942	10.219	8.991
51	25-Nov-09	8.267	6.702	9.087	7.506	9.867	8.393	8.284	6.902	9.107	7.838	9.891	8.878
52	25-Dec-09	8.544	6.827	9.390	7.639	10.195	8.535	8.560	7.015	9.411	7.959	10.220	9.010
53	25-Jan-10	8.268	6.704	9.087	7.508	9.867	8.391	8.285	6.918	9.108	7.857	9.892	8.898
54	25-Feb-10	8.269	6.706	9.087	7.509	9.867	8.391	8.286	6.925	9.109	7.865	9.893	8.909
55	25-Mar-10	9.156	7.106	10.061	7.937	10.923	8.851	9.174	7.261	10.084	8.232	10.950	9.310
56	25-Apr-10	8.269	6.708	9.088	7.514	9.868	8.391	8.287	6.938	9.110	7.887	9.895	8.931
57	25-May-10	8.547	6.669	9.393	7.247	10.199	7.895	8.565	6.831	9.416	7.484	10.227	8.233
58	25-Jun-10	8.271	6.442	9.090	6.884	9.870	7.394	8.290	6.598	9.114	7.079	9.898	7.652
59	25-Jul-10	8.548	6.920	9.394	7.406	10.200	7.777	8.567	7.032	9.418	7.492	10.228	7.859
60	25-Aug-10	8.302	7.089	9.134	7.776	9.926	8.180	8.321	7.206	9.158	7.868	9.955	8.269
61	25-Sep-10	8.330	7.091	9.172	7.786	9.973	8.187	8.347	7.212	9.191	7.881	9.994	8.279
62	25-Oct-10	8.611	7.330	9.480	8.056	10.309	8.466	8.629	7.457	9.500	8.157	10.330	8.565
63	25-Nov-10	8.331	7.095	9.173	7.807	9.975	8.201	8.349	7.222	9.193	7.909	9.996	8.300
64	25-Dec-10	8.611	7.334	9.482	8.078	10.310	8.482	8.631	7.468	9.503	8.187	10.333	8.586
65	25-Jan-11	8.332	7.100	9.174	7.829	9.976	8.398	8.351	7.233	9.195	7.938	9.999	8.505
66	25-Feb-11	8.332	7.102	9.176	7.839	9.979	8.573	8.352	7.239	9.198	7.952	10.002	8.686

67	25-Mar-11	9.233	7.866	10.168	8.691	11.058	9.502	9.255	8.020	10.192	8.820	11.084	9.631
68	25-Apr-11	8.333	7.107	9.178	7.865	9.982	8.598	8.354	7.250	9.200	7.985	10.006	8.718
69	25-May-11	8.614	7.346	9.487	8.138	10.317	8.895	8.635	7.498	9.510	8.267	10.343	9.023
70	25-Jun-11	8.334	7.111	9.179	7.888	9.983	8.619	8.356	7.262	9.202	8.017	10.009	8.748
71	25-Jul-11	8.615	7.351	9.488	8.163	10.319	8.917	8.637	7.510	9.512	8.301	10.346	9.054
72	25-Aug-11	8.335	7.116	9.180	7.912	9.986	8.641	8.357	7.273	9.205	8.050	10.013	8.778
73	25-Sep-11	8.336	7.118	9.181	7.915	9.987	8.652	8.358	7.279	9.206	8.067	10.014	8.793
74	25-Oct-11	8.616	7.358	9.490	8.182	10.323	8.951	8.640	7.528	9.516	8.353	10.352	9.102
75	25-Nov-11	8.337	7.123	9.182	7.921	9.989	8.675	8.360	7.292	9.208	8.102	10.017	8.826
76	25-Dec-11	8.617	7.363	9.491	8.188	10.325	8.976	8.642	7.541	9.519	8.385	10.355	9.137
77	25-Jan-12	8.338	7.128	9.184	7.926	9.991	8.699	8.362	7.304	9.211	8.122	10.020	8.860
78	25-Feb-12	8.338	7.131	9.184	7.929	9.991	8.710	8.363	7.311	9.212	8.129	10.021	8.877
79	25-Mar-12	8.919	7.625	9.823	8.479	10.686	9.323	8.946	7.822	9.853	8.697	10.719	9.507
80	25-Apr-12	8.339	7.136	9.186	7.935	9.993	8.735	8.365	7.324	9.214	8.144	10.024	8.915
81	25-May-12	8.620	7.376	9.495	8.202	10.329	9.030	8.648	7.575	9.525	8.423	10.362	9.230
82	25-Jun-12	8.340	7.141	9.187	7.941	9.995	8.742	8.367	7.338	9.217	8.159	10.027	8.952
83	25-Jul-12	8.621	7.381	9.496	8.208	10.331	9.037	8.650	7.589	9.528	8.438	10.365	9.270
84	25-Aug-12	8.344	7.188	9.192	8.014	10.002	8.833	8.372	7.394	9.223	8.244	10.035	9.079
85	25-Sep-12	8.346	7.190	9.196	8.017	10.007	8.836	8.375	7.402	9.228	8.251	10.042	9.094
86	25-Oct-12	8.627	7.433	9.506	8.288	10.344	9.134	8.658	7.571	9.539	8.441	10.380	9.304
87	25-Nov-12	8.347	7.196	9.197	8.023	10.009	8.843	8.377	7.320	9.231	8.164	10.045	9.001
88	25-Dec-12	8.628	7.438	9.507	8.294	10.346	9.141	8.660	7.564	9.542	8.436	10.384	9.301
89	25-Jan-13	8.348	7.201	9.199	8.029	10.011	8.850	8.380	7.320	9.233	8.164	10.048	9.001
90	25-Feb-13	8.349	7.204	9.200	8.032	10.012	8.862	8.381	7.320	9.235	8.165	10.050	9.011
91	25-Mar-13	9.251	7.979	10.193	8.896	11.093	9.816	9.287	8.104	10.233	9.040	11.135	9.977
92	25-Apr-13	8.350	7.209	9.201	8.039	10.013	8.869	8.383	7.320	9.237	8.165	10.053	9.012
93	25-May-13	8.631	7.453	9.511	8.310	10.350	9.169	8.666	7.564	9.549	8.437	10.392	9.312
94	25-Jun-13	8.351	7.215	9.202	8.045	10.015	8.876	8.385	7.320	9.240	8.166	10.056	9.012
95	25-Jul-13	8.632	7.458	9.512	8.316	10.352	9.176	8.668	7.564	9.552	8.438	10.395	9.313
96	25-Aug-13	8.352	7.221	9.204	8.051	10.017	8.884	8.388	7.320	9.243	8.166	10.059	9.013
97	25-Sep-13	8.353	7.224	9.205	8.055	10.018	8.887	8.389	7.320	9.244	8.166	10.061	9.014
98	25-Oct-13	8.634	7.467	9.514	8.326	10.355	9.187	8.672	7.565	9.556	8.439	10.401	9.315
99	25-Nov-13	8.354	7.229	9.206	8.061	10.020	8.895	8.391	7.321	9.247	8.167	10.065	9.014
100	25-Dec-13	8.635	7.473	9.516	8.333	10.357	9.195	8.675	7.565	9.559	8.439	10.404	9.315
101	25-Jan-14	8.355	7.235	9.208	8.068	10.022	8.902	8.394	7.321	9.250	8.167	10.068	9.015
102	25-Feb-14	8.355	7.238	9.208	8.071	10.023	8.906	8.395	7.321	9.252	8.167	10.070	9.016
103	25-Mar-14	9.258	8.017	10.203	8.940	11.105	9.864	9.303	8.105	10.252	9.043	11.158	9.982
104	25-Apr-14	8.356	7.244	9.210	8.078	10.024	8.914	8.397	7.321	9.255	8.168	10.073	9.017
105	25-May-14	8.638	7.489	9.520	8.351	10.362	9.215	8.681	7.565	9.567	8.440	10.413	9.318
106	25-Jun-14	8.357	7.251	9.211	8.085	10.026	8.921	8.400	7.321	9.258	8.168	10.077	9.017
107	25-Jul-14	8.639	7.496	9.521	8.358	10.364	9.223	8.684	7.565	9.570	8.441	10.417	9.318
108	25-Aug-14	8.359	7.257	9.213	8.092	10.028	8.929	8.403	7.321	9.261	8.169	10.081	9.018
109	25-Sep-14	8.359	7.260	9.213	8.096	10.029	8.933	8.404	7.322	9.263	8.169	10.083	9.019
110	25-Oct-14	8.641	7.506	9.524	8.369	10.367	9.235	8.688	7.566	9.575	8.442	10.423	9.320
111	25-Nov-14	8.360	7.267	9.215	8.103	10.031	8.941	8.407	7.322	9.266	8.169	10.086	9.020
112	25-Dec-14	8.642	7.512	9.525	8.377	10.369	9.244	8.691	7.566	9.579	8.442	10.427	9.321
113	25-Jan-15	8.361	7.273	9.217	8.110	10.033	8.950	8.409	7.322	9.269	8.170	10.090	9.020
114	25-Feb-15	8.362	7.277	9.217	8.114	10.034	8.954	8.411	7.322	9.271	8.170	10.092	9.021
115	25-Mar-15	9.266	8.060	10.213	8.988	11.118	9.918	9.321	8.107	10.273	9.046	11.183	9.988
116	25-Apr-15	8.363	7.284	9.219	8.122	10.036	8.962	8.414	7.322	9.274	8.171	10.096	9.022
117	25-May-15	8.645	7.530	9.529	8.396	10.374	9.265	8.698	7.566	9.587	8.443	10.437	9.323
118	25-Jun-15	8.364	7.320	9.220	8.175	10.038	9.020	8.416	7.352	9.278	8.217	10.100	9.072
119	25-Jul-15	8.646	7.567	9.531	8.451	10.376	9.325	8.701	7.597	9.591	8.491	10.441	9.375
120	25-Aug-15	8.366	7.632	9.222	8.667	10.040	9.608	8.420	7.658	9.281	8.704	10.104	9.655

Part I of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMM 2005-6

Assumptions:

LIBOR assumed to be :		5%	5%	6%	6%	7%	7%	5%	5%	6%	6%	7%	7%
CPR:		5%	5%	5%	5%	5%	5%	10%	10%	10%	10%	10%	10%
Period Total	*Date*	*Group I AFC*	*Group II AFC*	*Group I AFC*	*Group II AFC*	*Group I AFC*	*Group II AFC*	*Group I AFC*	*Group II AFC*	*Group I AFC*	*Group II AFC*	*Group I AFC*	*Group II AFC*
0	9-Sep-05												
1	25-Sep-05	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968	10.373	9.968
2	25-Oct-05	6.452	6.239	7.249	7.101	8.045	7.963	6.456	6.242	7.256	7.108	8.055	7.974
3	25-Nov-05	6.383	6.180	7.183	7.042	7.980	7.906	6.391	6.188	7.198	7.058	8.002	7.930
4	25-Dec-05	6.504	6.253	7.312	7.116	8.111	7.980	6.514	6.262	7.333	7.137	8.143	8.014
5	25-Jan-06	6.486	6.193	7.289	7.056	8.085	7.922	6.502	6.209	7.319	7.087	8.129	7.969
6	25-Feb-06	6.489	6.195	7.285	7.058	8.078	7.924	6.508	6.215	7.323	7.097	8.133	7.984
7	25-Mar-06	6.769	6.397	7.558	7.259	8.345	8.125	6.783	6.409	7.594	7.295	8.402	8.186
8	25-Apr-06	6.480	6.201	7.255	7.060	8.032	7.926	6.507	6.228	7.307	7.115	8.109	8.010
9	25-May-06	6.561	6.265	7.327	7.122	8.096	7.987	6.588	6.291	7.381	7.181	8.179	8.079
10	25-Jun-06	6.458	6.212	7.213	7.067	7.983	7.931	6.493	6.247	7.278	7.139	8.079	8.040
11	25-Jul-06	6.572	6.276	7.350	7.129	8.117	7.992	6.605	6.310	7.416	7.203	8.218	8.108
12	25-Aug-06	6.521	6.215	7.283	7.065	8.036	7.927	6.562	6.258	7.360	7.153	8.149	8.060
13	25-Sep-06	6.508	6.216	7.255	7.064	7.993	7.925	6.552	6.263	7.337	7.160	8.115	8.070
14	25-Oct-06	6.595	6.280	7.330	7.126	8.054	7.985	6.637	6.324	7.412	7.223	8.179	8.136
15	25-Nov-06	6.478	6.218	7.196	7.061	7.906	7.919	6.527	6.274	7.289	7.173	8.043	8.088
16	25-Dec-06	6.570	6.291	7.276	7.131	7.972	7.987	6.615	6.342	7.367	7.244	8.110	8.161
17	25-Jan-07	6.451	6.228	7.146	7.065	7.851	7.919	6.505	6.292	7.248	7.194	8.002	8.114
18	25-Feb-07	6.441	6.228	7.124	7.063	7.817	7.915	6.498	6.297	7.231	7.200	7.974	8.122
19	25-Mar-07	6.796	6.439	7.474	7.270	8.161	8.120	6.833	6.480	7.562	7.383	8.302	8.307
20	25-Apr-07	6.422	6.231	7.083	7.057	7.752	7.905	6.484	6.308	7.198	7.211	7.922	8.137
21	25-May-07	6.663	6.298	7.322	7.120	7.980	7.966	6.719	6.368	7.433	7.271	8.148	8.199
22	25-Jun-07	6.683	6.236	7.359	7.059	8.008	7.902	6.748	6.322	7.482	7.229	8.189	8.158
23	25-Jul-07	8.354	6.304	9.082	7.123	9.718	7.964	8.413	6.382	9.195	7.289	9.889	8.220
24	25-Aug-07	8.265	6.258	8.782	7.086	9.159	7.929	8.302	6.352	8.849	7.272	9.258	8.210
25	25-Sep-07	8.094	6.258	8.474	7.083	8.706	7.924	8.113	6.357	8.510	7.277	8.756	8.217
26	25-Oct-07	8.340	6.327	8.725	7.149	8.964	7.988	8.358	6.417	8.760	7.338	9.013	8.280
27	25-Nov-07	8.090	6.260	8.504	7.077	8.757	7.914	8.110	6.368	8.542	7.288	8.812	8.232
28	25-Dec-07	8.339	6.330	8.763	7.148	9.050	7.987	8.357	6.428	8.799	7.353	9.104	8.302
29	25-Jan-08	8.200	6.261	8.853	7.075	9.200	7.912	8.221	6.379	8.893	7.303	9.259	8.255
30	25-Feb-08	8.203	6.262	8.954	7.073	9.325	7.914	8.225	6.384	8.994	7.309	9.385	8.270
31	25-Mar-08	8.728	6.409	9.520	7.217	9.906	8.058	8.745	6.502	9.557	7.428	9.962	8.392
32	25-Apr-08	8.207	6.265	8.955	7.068	9.322	7.905	8.230	6.396	8.997	7.321	9.384	8.286
33	25-May-08	8.499	6.337	9.275	7.137	9.680	7.973	8.520	6.456	9.316	7.381	9.740	8.349
34	25-Jun-08	8.243	6.237	8.997	6.989	9.391	7.783	8.267	6.373	9.041	7.247	9.454	8.169
35	25-Jul-08	8.508	6.249	9.401	6.908	10.056	7.606	8.530	6.358	9.443	7.127	10.119	7.941
36	25-Aug-08	8.339	6.695	9.249	7.630	10.029	8.361	8.364	6.828	9.294	7.876	10.096	8.727
37	25-Sep-08	8.309	6.635	9.182	7.495	9.926	8.152	8.328	6.759	9.216	7.723	9.975	8.490
38	25-Oct-08	8.538	6.760	9.374	7.625	10.078	8.285	8.549	6.874	9.389	7.846	10.097	8.618
39	25-Nov-08	8.263	6.644	9.073	7.496	9.757	8.151	8.275	6.778	9.088	7.738	9.776	8.509
40	25-Dec-08	8.539	6.770	9.374	7.626	10.081	8.282	8.551	6.892	9.390	7.860	10.100	8.635
41	25-Jan-09	8.264	6.654	9.073	7.497	9.826	8.153	8.276	6.797	9.089	7.754	9.847	8.531
42	25-Feb-09	8.264	6.659	9.074	7.497	9.835	8.400	8.277	6.806	9.090	7.761	9.856	8.790
43	25-Mar-09	9.149	7.055	10.044	7.918	10.887	8.853	9.163	7.153	10.061	8.135	10.908	9.200
44	25-Apr-09	8.265	6.671	9.075	7.501	9.838	8.399	8.279	6.828	9.093	7.779	9.860	8.809
45	25-May-09	8.541	6.799	9.385	7.632	10.186	8.539	8.555	6.942	9.403	7.901	10.209	8.943
46	25-Jun-09	8.266	6.682	9.083	7.502	9.859	8.397	8.280	6.848	9.101	7.796	9.882	8.828
47	25-Jul-09	8.542	6.810	9.385	7.634	10.188	8.538	8.556	6.963	9.404	7.917	10.211	8.962
48	25-Aug-09	8.266	6.693	9.086	7.504	9.866	8.395	8.281	6.870	9.105	7.813	9.890	8.848
49	25-Sep-09	8.267	6.698	9.086	7.504	9.867	8.394	8.282	6.880	9.106	7.821	9.891	8.858
50	25-Oct-09	8.543	6.824	9.389	7.637	10.195	8.536	8.559	6.994	9.409	7.942	10.219	8.991
51	25-Nov-09	8.267	6.702	9.087	7.506	9.867	8.393	8.284	6.902	9.107	7.838	9.891	8.878
52	25-Dec-09	8.544	6.827	9.390	7.639	10.195	8.535	8.560	7.015	9.411	7.959	10.220	9.010
53	25-Jan-10	8.268	6.704	9.087	7.508	9.867	8.391	8.285	6.918	9.108	7.857	9.892	8.898
54	25-Feb-10	8.269	6.706	9.087	7.509	9.867	8.391	8.286	6.925	9.109	7.865	9.893	8.909
55	25-Mar-10	9.156	7.106	10.061	7.937	10.923	8.851	9.174	7.261	10.084	8.232	10.950	9.310
56	25-Apr-10	8.269	6.708	9.088	7.514	9.868	8.391	8.287	6.938	9.110	7.887	9.895	8.931
57	25-May-10	8.547	6.669	9.393	7.247	10.199	7.895	8.565	6.831	9.416	7.484	10.227	8.233
58	25-Jun-10	8.271	6.442	9.090	6.884	9.870	7.394	8.290	6.598	9.114	7.079	9.898	7.652
59	25-Jul-10	8.548	6.920	9.394	7.406	10.200	7.777	8.567	7.032	9.418	7.492	10.228	7.859
60	25-Aug-10	8.302	7.089	9.134	7.776	9.926	8.180	8.321	7.206	9.158	7.868	9.955	8.269
61	25-Sep-10	8.330	7.091	9.172	7.786	9.973	8.187	8.347	7.212	9.191	7.881	9.994	8.279
62	25-Oct-10	8.611	7.330	9.480	8.056	10.309	8.466	8.629	7.457	9.500	8.157	10.330	8.565
63	25-Nov-10	8.331	7.095	9.173	7.807	9.975	8.201	8.349	7.222	9.193	7.909	9.996	8.300
64	25-Dec-10	8.611	7.334	9.482	8.078	10.310	8.482	8.631	7.468	9.503	8.187	10.333	8.586
65	25-Jan-11	8.332	7.100	9.174	7.829	9.976	8.398	8.351	7.233	9.195	7.938	9.999	8.505
66	25-Feb-11	8.332	7.102	9.176	7.839	9.979	8.573	8.352	7.239	9.198	7.952	10.002	8.686

67	25-Mar-11	9.233	7.866	10.168	8.691	11.058	9.502	9.255	8.020	10.192	8.820	11.084	9.631
68	25-Apr-11	8.333	7.107	9.178	7.865	9.982	8.598	8.354	7.250	9.200	7.985	10.006	8.718
69	25-May-11	8.614	7.346	9.487	8.138	10.317	8.895	8.635	7.498	9.510	8.267	10.343	9.023
70	25-Jun-11	8.334	7.111	9.179	7.888	9.983	8.619	8.356	7.262	9.202	8.017	10.009	8.748
71	25-Jul-11	8.615	7.351	9.488	8.163	10.319	8.917	8.637	7.510	9.512	8.301	10.346	9.054
72	25-Aug-11	8.335	7.116	9.180	7.912	9.986	8.641	8.357	7.273	9.205	8.050	10.013	8.778
73	25-Sep-11	8.336	7.118	9.181	7.915	9.987	8.652	8.358	7.279	9.206	8.067	10.014	8.793
74	25-Oct-11	8.616	7.358	9.490	8.182	10.323	8.951	8.640	7.528	9.516	8.353	10.352	9.102
75	25-Nov-11	8.337	7.123	9.182	7.921	9.989	8.675	8.360	7.292	9.208	8.102	10.017	8.826
76	25-Dec-11	8.617	7.363	9.491	8.188	10.325	8.976	8.642	7.541	9.519	8.385	10.355	9.137
77	25-Jan-12	8.338	7.128	9.184	7.926	9.991	8.699	8.362	7.304	9.211	8.122	10.020	8.860
78	25-Feb-12	8.338	7.131	9.184	7.929	9.991	8.710	8.363	7.311	9.212	8.129	10.021	8.877
79	25-Mar-12	8.919	7.625	9.823	8.479	10.686	9.323	8.946	7.822	9.853	8.697	10.719	9.507
80	25-Apr-12	8.339	7.136	9.186	7.935	9.993	8.735	8.365	7.324	9.214	8.144	10.024	8.915
81	25-May-12	8.620	7.376	9.495	8.202	10.329	9.030	8.648	7.575	9.525	8.423	10.362	9.230
82	25-Jun-12	8.340	7.141	9.187	7.941	9.995	8.742	8.367	7.338	9.217	8.159	10.027	8.952
83	25-Jul-12	8.621	7.381	9.496	8.208	10.331	9.037	8.650	7.589	9.528	8.438	10.365	9.270
84	25-Aug-12	8.344	7.188	9.192	8.014	10.002	8.833	8.372	7.394	9.223	8.244	10.035	9.079
85	25-Sep-12	8.346	7.190	9.196	8.017	10.007	8.836	8.375	7.402	9.228	8.251	10.042	9.094
86	25-Oct-12	8.627	7.433	9.506	8.288	10.344	9.134	8.658	7.571	9.539	8.441	10.380	9.304
87	25-Nov-12	8.347	7.196	9.197	8.023	10.009	8.843	8.377	7.320	9.231	8.164	10.045	9.001
88	25-Dec-12	8.628	7.438	9.507	8.294	10.346	9.141	8.660	7.564	9.542	8.436	10.384	9.301
89	25-Jan-13	8.348	7.201	9.199	8.029	10.011	8.850	8.380	7.320	9.233	8.164	10.048	9.001
90	25-Feb-13	8.349	7.204	9.200	8.032	10.012	8.862	8.381	7.320	9.235	8.165	10.050	9.011
91	25-Mar-13	9.251	7.979	10.193	8.896	11.093	9.816	9.287	8.104	10.233	9.040	11.135	9.977
92	25-Apr-13	8.350	7.209	9.201	8.039	10.013	8.869	8.383	7.320	9.237	8.165	10.053	9.012
93	25-May-13	8.631	7.453	9.511	8.310	10.350	9.169	8.666	7.564	9.549	8.437	10.392	9.312
94	25-Jun-13	8.351	7.215	9.202	8.045	10.015	8.876	8.385	7.320	9.240	8.166	10.056	9.012
95	25-Jul-13	8.632	7.458	9.512	8.316	10.352	9.176	8.668	7.564	9.552	8.438	10.395	9.313
96	25-Aug-13	8.352	7.221	9.204	8.051	10.017	8.884	8.388	7.320	9.243	8.166	10.059	9.013
97	25-Sep-13	8.353	7.224	9.205	8.055	10.018	8.887	8.389	7.320	9.244	8.166	10.061	9.014
98	25-Oct-13	8.634	7.467	9.514	8.326	10.355	9.187	8.672	7.565	9.556	8.439	10.401	9.315
99	25-Nov-13	8.354	7.229	9.206	8.061	10.020	8.895	8.391	7.321	9.247	8.167	10.065	9.014
100	25-Dec-13	8.635	7.473	9.516	8.333	10.357	9.195	8.675	7.565	9.559	8.439	10.404	9.315
101	25-Jan-14	8.355	7.235	9.208	8.068	10.022	8.902	8.394	7.321	9.250	8.167	10.068	9.015
102	25-Feb-14	8.355	7.238	9.208	8.071	10.023	8.906	8.395	7.321	9.252	8.167	10.070	9.016
103	25-Mar-14	9.258	8.017	10.203	8.940	11.105	9.864	9.303	8.105	10.252	9.043	11.158	9.982
104	25-Apr-14	8.356	7.244	9.210	8.078	10.024	8.914	8.397	7.321	9.255	8.168	10.073	9.017
105	25-May-14	8.638	7.489	9.520	8.351	10.362	9.215	8.681	7.565	9.567	8.440	10.413	9.318
106	25-Jun-14	8.357	7.251	9.211	8.085	10.026	8.921	8.400	7.321	9.258	8.168	10.077	9.017
107	25-Jul-14	8.639	7.496	9.521	8.358	10.364	9.223	8.684	7.565	9.570	8.441	10.417	9.318
108	25-Aug-14	8.359	7.257	9.213	8.092	10.028	8.929	8.403	7.321	9.261	8.169	10.081	9.018
109	25-Sep-14	8.359	7.260	9.213	8.096	10.029	8.933	8.404	7.322	9.263	8.169	10.083	9.019
110	25-Oct-14	8.641	7.506	9.524	8.369	10.367	9.235	8.688	7.566	9.575	8.442	10.423	9.320
111	25-Nov-14	8.360	7.267	9.215	8.103	10.031	8.941	8.407	7.322	9.266	8.169	10.086	9.020
112	25-Dec-14	8.642	7.512	9.525	8.377	10.369	9.244	8.691	7.566	9.579	8.442	10.427	9.321
113	25-Jan-15	8.361	7.273	9.217	8.110	10.033	8.950	8.409	7.322	9.269	8.170	10.090	9.020
114	25-Feb-15	8.362	7.277	9.217	8.114	10.034	8.954	8.411	7.322	9.271	8.170	10.092	9.021
115	25-Mar-15	9.266	8.060	10.213	8.988	11.118	9.918	9.321	8.107	10.273	9.046	11.183	9.988
116	25-Apr-15	8.363	7.284	9.219	8.122	10.036	8.962	8.414	7.322	9.274	8.171	10.096	9.022
117	25-May-15	8.645	7.530	9.529	8.396	10.374	9.265	8.698	7.566	9.587	8.443	10.437	9.323
118	25-Jun-15	8.364	7.320	9.220	8.175	10.038	9.020	8.416	7.352	9.278	8.217	10.100	9.072
119	25-Jul-15	8.646	7.567	9.531	8.451	10.376	9.325	8.701	7.597	9.591	8.491	10.441	9.375
120	25-Aug-15	8.366	7.632	9.222	8.667	10.040	9.608	8.420	7.658	9.281	8.704	10.104	9.655

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005



IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

IMM 2005-6 AFC
Excluding derivative cashflows
Forward LIBOR, to Call

Period	*Date*	***Group I***
Total		***AFC***
0	9-Sep-05	
1	25-Sep-05	**10.665**
2	25-Oct-05	**5.705**
3	25-Nov-05	**5.536**
4	25-Dec-05	**5.760**
5	25-Jan-06	**5.635**
6	25-Feb-06	**5.643**
7	25-Mar-06	**6.257**
8	25-Apr-06	**5.646**
9	25-May-06	**5.838**
10	25-Jun-06	**5.651**
11	25-Jul-06	**5.864**
12	25-Aug-06	**5.732**
13	25-Sep-06	**5.735**
14	25-Oct-06	**5.930**
15	25-Nov-06	**5.738**
16	25-Dec-06	**5.933**
17	25-Jan-07	**5.742**
18	25-Feb-07	**5.746**
19	25-Mar-07	**6.378**
20	25-Apr-07	**5.756**
21	25-May-07	**6.065**
22	25-Jun-07	**6.005**
23	25-Jul-07	**7.703**
24	25-Aug-07	**7.784**
25	25-Sep-07	**7.787**
26	25-Oct-07	**8.052**
27	25-Nov-07	**7.797**
28	25-Dec-07	**8.067**
29	25-Jan-08	**7.844**
30	25-Feb-08	**7.855**
31	25-Mar-08	**8.406**
32	25-Apr-08	**7.868**
33	25-May-08	**8.167**
34	25-Jun-08	**7.905**
35	25-Jul-08	**8.157**
36	25-Aug-08	**7.962**
37	25-Sep-08	**7.968**
38	25-Oct-08	**8.240**
39	25-Nov-08	**7.975**
40	25-Dec-08	**8.248**
41	25-Jan-09	**8.006**
42	25-Feb-09	**8.023**
43	25-Mar-09	**8.896**
44	25-Apr-09	**8.034**
45	25-May-09	**8.313**
46	25-Jun-09	**8.050**
47	25-Jul-09	**8.330**
48	25-Aug-09	**8.063**

49	25-Sep-09	**8.069**
50	25-Oct-09	**8.346**
51	25-Nov-09	**8.080**
52	25-Dec-09	**8.359**
53	25-Jan-10	**8.128**
54	25-Feb-10	**8.152**

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay							
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings S/M	Initial Bond Size	Sub-ordination								
A	[AAA/Aaa]	76.50	23.50	CDR							
				CummLosses							
1M1	[AA/Aa2]	9.40	14.10	CDR							
				CummLosses							
1M2	[AA-/Aa2]	1.35	12.75	CDR							
				CummLosses							
1M3	[A+/Aa3]	3.95	8.80	CDR	8.716	6.842	5.633	5.174	4.461	4.182	3.670
				CummLosses	7.14%	7.47%	7.71%	7.80%	6.83%	6.43%	5.71%
1M4	[A/A2]	3.65	5.15	CDR	8.379	6.585	5.428	4.986	3.955	4.172	3.669
				CummLosses	6.91%	7.23%	7.46%	7.54%	6.12%	6.42%	5.71%
1M5	[A-/A3]	1.70	3.45	CDR	8.194	6.434	5.297	4.866	2.823	4.172	3.040
				CummLosses	6.78%	7.09%	7.30%	7.38%	4.48%	6.42%	4.80%
1B1	'BBB+/Baa1	1.95	1.50	CDR	5.404	4.228	3.473	3.188	1.168	3.461	1.403
				CummLosses	4.73%	4.87%	4.97%	5.01%	1.92%	5.41%	2.30%
1B2	[BBB/Baa2]	1.00	0.50	CDR	4.084	3.188	2.615	2.398	0.364	2.591	0.462
				CummLosses	3.67%	3.76%	3.81%	3.83%	0.61%	4.12%	0.77%
			0.50	CDR							
				CummLosses							
			0.50	CDR							
				CummLosses							
			0.50	CDR							
				CummLosses							
OC		0.50	-								

			SCENARIO		1	2	3	4	5	6	7
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	capped at prepay							
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings S/M	Initial Bond Size	Sub-ordination								
A	[AAA/Aaa]	61.25	38.75	CDR							
				CummLosses							
2M1	[NR/Aaa]	11.00	27.75	CDR	6.542	5.114	4.200	3.857	3.472	3.707	2.838
				CummLosses	9.68%	10.11%	10.40%	10.52%	9.59%	10.15%	7.98%
2M2	[NR/Aa2]	10.00	17.75	CDR							
				CummLosses							
2B1	[NR/Baa2]	8.00	9.75	CDR							
				CummLosses							
2B2	[NR/Baa3]	6.00	3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
			3.75	CDR							
				CummLosses							
OC		3.75	-								

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	Deal Name		Data	
MI Data	MI Flag	Y/N	Y	
	% of Pool Covered	%	14.65	
	Effective LTV	%	74.66	
			Data	**Data**
Loan Balance Distribution	$ 0-25,000	# & %	5	0.006
	$ 25,001-50,000	# & %	21	0.058
	$ 50,001-75,000	# & %	109	0.467
	$ 75,001-100,000	# & %	224	1.341
	$ 100,001-150,000	# & %	881	7.463
	$ 150,001-200,000	# & %	881	10.307
	$ 200,001-250,000	# & %	755	11.352
	$ 250,001-300,000	# & %	699	12.781
	$ 300,001-350,000	# & %	464	10.004
	$ 350,001-400,000	# & %	398	9.948
	$ 400,001-450,000	# & %	288	8.172
	$ 450,001-500,000	# & %	258	8.165
	$ 500,001-550,000	# & %	136	4.735
	$ 550,001-600,000	# & %	114	4.36
	$ 600,001-650,000	# & %	69	2.893
	$ 650,001-700,000	# & %	38	1.71
	$ 700,001-750,000	# & %	31	1.509
	$ 750,001-800,000	# & %	8	0.415
	$ 800,001-850,000	# & %	7	0.388
	$ 850,001-900,000	# & %	7	0.411
	$ 900,001-950,000	# & %	7	0.428
	$ 950,001-1,000,000	# & %	24	1.577
	> $ 1,000,001	# & %	16	1.509

Percentage by range

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	-	-	-	-	0.05	0.05	0.02	0.00
20-30	-	-	-	0.01	0.17	0.04	0.05	0.01
30-40	-	-	-	-	0.09	0.08	0.10	0.16
40-50	-	-	-	0.04	0.28	0.33	0.47	0.55
50-60	-	-	-	-	0.42	1.38	0.91	1.05
60-70	0.02	-	-	0.11	2.07	4.42	3.62	2.09
70-80	0.03	-	0.03	2.13	14.71	25.25	15.08	7.54
80-90	-	-	-	0.14	0.59	0.36	0.21	0.04
90-100	-	-	-	0.08	0.24	0.27	0.05	-
>100								

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20								
20-30								
30-40								
40-50								
50-60								
60-70								
70-80								
80-90	-	-	-	0.46	3.41	3.26	1.39	0.53
90-100	-	-	-	0.13	1.55	2.52	0.96	0.43
>100								

Loan Count

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	0	4	12	4	1
20-30	0	0	0	1	16	4	6	2
30-40	0	0	0	0	7	6	7	11
40-50	0	0	0	1	15	22	23	26
50-60	0	0	0	0	24	61	45	41
60-70	1	0	0	9	102	208	170	101
70-80	3	0	2	156	909	1378	790	392
80-90	0	0	0	4	14	9	6	1
90-100	0	0	0	2	7	10	3	0
>100								
#								

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20								
20-30								
30-40								
40-50								
50-60								
60-70								
70-80								
80-90	0	0	0	21	183	190	78	27
90-100	0	0	0	7	89	142	59	28
>100								

Balance	WAC	FICO	LTV	Occupancy	Purpose	Property Type	State	ZIP	DTI	Documentation
2,000,000.00	6.375	687	59.79	I	P	2F	CA-S	92629	-	7
1,820,000.00	5.875	766	65.00	P	CO	SFR	AZ	85205	44.79	2
1,800,000.00	5.625	754	60.00	S	RT	CLR	HI	96743	43.81	2
1,500,000.00	5.125	655	60.60	P	P	PUD	CA-S	92253	-	7
1,500,000.00	5.750	688	61.85	S	P	SFR	CA-S	92651	31.00	2
1,495,707.95	6.250	669	63.16	P	P	SFR	NJ	7090	-	8
1,495,000.00	6.125	639	65.00	P	CO	SFR	CA-S	90020	28.00	2
1,464,000.00	5.990	687	60.00	I	CO	2F	CA-S	92024	-	7
1,300,000.00	5.250	682	61.90	P	CO	SFR	CA-S	90212	31.00	2
1,300,000.00	5.750	724	47.06	P	CO	PUD	HI	96753	-	7
1,260,000.00	6.750	681	70.00	P	CO	DPUD	CA-S	92603	32.29	2
1,224,880.21	6.250	736	70.00	P	P	SFR	CA-N	94027	36.00	2
1,200,000.00	6.450	636	54.55	S	CO	SFR	NY	11930	38.51	2
1,164,000.00	5.750	760	55.43	I	RT	CHR	HI	96761	27.32	2
1,137,500.00	6.250	682	65.00	I	P	SFR	FL	32566	32.93	2
1,029,000.00	5.875	667	60.00	P	CO	DPUD	VA	22039	38.63	1
1,000,000.00	5.750	747	58.65	P	P	SFR	MD	20854	32.98	2
1,000,000.00	6.375	759	59.17	S	P	SFR	CO	81225	35.78	7
1,000,000.00	5.250	738	69.20	I	CO	SFR	CA-N	94561	38.37	1
1,000,000.00	6.500	794	74.07	I	P	SFR	CA-N	94062	42.00	2
1,000,000.00	5.250	775	43.47	I	P	PUD	HI	96761	-	12
1,000,000.00	5.875	749	52.63	P	CO	SFR	CA-N	93921	-	12
1,000,000.00	5.875	749	58.64	I	P	SFR	CA-N	93921	-	12
1,000,000.00	5.750	698	68.49	P	P	SFR	CA-N	95037	-	8
999,999.00	6.375	765	58.82	I	P	SFR	SC	29582	-	8
999,999.00	6.625	765	55.56	I	CO	SFR	SC	29582	-	8
999,900.00	5.500	629	64.30	P	P	SFR	CA-S	91108	-	12
999,000.00	5.875	698	71.36	P	P	SFR	AZ	85253	51.08	1
998,539.00	5.625	670	70.00	P	P	SFR	NJ	7746	-	8
997,856.87	5.625	779	48.08	P	P	SFR	NY	11577	28.30	1
994,000.00	4.875	634	70.00	P	P	SFR	CA-N	94965	39.32	1
980,000.00	6.500	692	80.00	I	P	4F	CA-S	90278	19.39	2
980,000.00	6.500	649	76.86	P	P	SFR	CA-N	95608	-	7
976,500.00	6.125	726	70.00	P	P	2F	CA-N	94703	1.00	8
972,501.05	6.125	711	70.00	P	P	SFR	CA-N	95125	40.34	1
972,000.00	5.125	736	80.00	P	P	SFR	CA-N	94507	38.00	2
960,000.00	5.875	741	80.00	P	P	SFR	AZ	85253	44.53	2
960,000.00	6.125	656	80.00	P	P	CLR	CA-N	94114	38.00	2
960,000.00	4.750	717	60.00	I	CO	2F	CA-N	94114	39.00	2
960,000.00	5.500	686	80.00	P	RT	SFR	CA-N	94508	42.26	1
936,000.00	6.250	785	56.12	P	P	3F	CA-S	90403	21.83	2
936,000.00	5.250	639	65.00	P	CO	SFR	CA-N	94521	38.00	2
920,000.00	6.875	740	80.00	P	P	SFR	CA-S	90740	30.00	2
918,000.00	5.875	700	74.94	P	CO	PUD	CA-S	92675	37.50	2
910,000.00	6.500	682	70.00	S	P	SFR	FL	33904	32.00	2
910,000.00	5.625	707	70.00	P	P	CLR	FL	33131	-	8
910,000.00	7.125	636	65.00	P	CO	3F	CA-S	91020	42.00	2
900,000.00	5.500	720	48.65	P	CO	SFR	CA-S	90275	41.47	2
892,000.00	6.625	678	80.00	P	P	SFR	CA-N	94536	1.00	7
891,731.57	6.750	678	70.00	P	CO	SFR	CA-S	91745	-	7
890,050.00	3.375	721	80.00	P	P	SFR	VA	20176	51.70	1
880,000.00	6.500	746	80.00	P	CO	3F	MA	2127	49.00	1
862,500.00	5.125	718	75.00	P	CO	SFR	CA-N	95127	41.86	2
860,000.00	6.500	762	80.00	P	P	DPUD	CA-S	91214	41.98	2
845,000.00	5.750	692	65.00	P	CO	SFR	CA-S	90740	45.52	2
844,000.00	6.375	652	80.00	P	P	SFR	CA-N	94030	36.00	2
837,000.00	5.990	764	79.94	P	P	SFR	CA-N	95125	41.00	2

834,375.00	6.875	675	76.79	P	P	SFR	NJ	7641	25.08	2
833,000.00	5.875	751	70.00	S	P	SFR	FL	34134	29.37	2
825,000.00	6.750	654	75.00	P	P	SFR	AZ	85249	32.25	2
820,000.00	6.990	775	80.00	I	P	SFR	CA-N	94508	39.00	2
799,920.00	6.125	752	80.00	P	P	DPUD	CA-S	92026	-	2
796,000.00	6.125	683	78.19	P	RT	DPUD	CA-S	93063	41.00	2
788,000.00	5.750	689	80.00	P	P	SFR	CA-N	94116	38.63	2
787,500.00	3.875	758	75.00	P	CO	SFR	CA-S	93420	34.40	1
780,000.00	6.000	695	70.91	P	CO	SFR	NJ	7078	31.41	2
768,000.00	7.250	700	80.00	S	P	SFR	HI	96822	37.00	2
764,000.00	6.250	766	80.00	P	RT	SFR	CA-N	95663	34.00	2
750,520.91	6.500	649	80.00	P	P	SFR	CA-N	95131	37.00	2
750,000.00	5.750	714	63.83	P	P	SFR	NY	11756	45.14	1
750,000.00	5.500	706	68.18	I	P	SFR	MD	20772	57.60	2
750,000.00	5.750	631	62.50	P	CO	SFR	OR	97221	45.30	7
750,000.00	5.990	630	42.25	P	CO	SFR	VA	22102	-	7
750,000.00	7.105	695	92.59	P	P	SFR	CA-N	94565	39.00	7
750,000.00	6.350	644	84.75	P	CO	SFR	CA-N	95126	36.00	7
750,000.00	6.100	666	72.46	P	P	SFR	NY	10605	28.00	7
749,978.12	5.725	633	88.49	P	P	SFR	CA-N	94533	14.00	1
749,900.00	5.850	669	68.17	P	CO	SFR	MN	55372	20.00	1
748,000.00	5.500	809	64.76	P	P	SFR	CA-N	94030	38.21	2
746,000.00	4.500	727	80.00	P	P	SFR	CA-S	92037	-	2
743,750.00	5.365	651	85.00	P	P	PUD	FL	33330	29.00	1
741,000.00	6.963	681	95.00	P	P	PUD	CA-N	95630	26.00	7
736,000.00	6.375	778	80.00	P	P	4F	CA-S	90026	-	8
735,000.00	6.500	645	70.00	P	CO	SFR	CA-S	91326	-	7
735,000.00	6.500	655	75.77	I	CO	SFR	CA-S	93105	30.52	2
732,750.00	6.600	642	75.00	P	CO	SFR	CA-N	94611	38.00	7
731,000.00	5.250	677	85.00	P	P	SFR	CA-S	92833	44.00	1
728,010.96	6.750	580	85.00	P	RT	SFR	MN	55105	18.00	7
725,200.00	6.625	717	80.00	P	P	CLR	CA-S	92708	33.25	2
721,522.13	5.875	676	74.54	P	P	PUD	AZ	85249	49.29	1
720,000.00	6.225	669	90.00	P	P	SFR	CA-N	95136	39.00	7
720,000.00	8.750	754	80.00	P	P	PUD	TX	75070	1.00	8
713,450.00	7.975	670	95.00	P	P	PUD	TX	77056	7.00	7
712,500.00	5.750	660	73.08	P	CO	CLR	CA-N	94107	32.03	1
712,000.00	6.100	624	80.00	P	P	SFR	CA-S	92648	44.00	1
712,000.00	6.250	678	80.00	P	CO	DPUD	CA-S	91913	-	2
710,000.00	5.625	762	74.74	P	CO	SFR	CA-N	94925	32.42	1
705,000.00	5.375	690	59.24	S	RT	SFR	CA-S	92270	-	2
702,000.00	6.100	621	90.00	P	RT	SFR	CA-N	94112	42.00	7
700,000.00	5.500	707	80.00	P	P	SFR	CA-S	90066	40.00	2
700,000.00	5.750	608	80.00	P	P	PUD	WA	98329	31.00	1
700,000.00	6.625	632	42.42	S	CO	CLR	CA-S	92037	7.00	2
698,990.40	5.625	654	70.83	I	CO	2F	CA-N	95062	42.00	2
696,500.00	5.500	763	70.00	I	P	2F	CA-N	94121	37.56	2
695,220.10	5.375	745	72.20	P	CO	SFR	NY	11746	44.10	1
695,000.00	6.150	647	84.24	P	P	PUD	CA-N	94513	38.00	1
692,000.00	5.500	793	80.00	I	P	SFR	CA-N	95125	44.68	2
690,000.00	6.375	686	69.35	P	P	2F	NY	10708	0.52	17
689,500.00	5.750	688	70.00	S	CO	SFR	NV	89451	36.00	2
684,000.00	7.350	603	90.00	P	CO	SFR	CA-N	94110	43.00	7
683,979.85	6.105	620	95.00	P	CO	SFR	CA-N	94588	37.00	1
682,400.00	6.125	723	80.00	P	P	DPUD	CA-N	95020	-	8
680,000.00	6.625	782	80.00	I	P	SFR	CA-N	94556	37.00	2
680,000.00	5.600	661	80.00	P	P	2F	CA-N	94014	34.00	7
680,000.00	6.350	612	80.00	P	P	SFR	CA-S	92054	31.00	7

679,920.00	7.250	639	80.00	P	P	PUD	VA	20158	36.18	2
679,499.99	5.600	677	85.00	P	P	PUD	CA-S	92630	29.40	2
679,250.00	6.850	616	95.00	P	RT	SFR	CA-S	92708	40.00	7
678,456.00	5.605	638	80.00	P	P	SFR	CA-N	94533	45.00	1
676,000.00	4.990	721	65.00	I	P	4F	CA-N	94118	37.00	2
675,000.00	6.730	764	90.00	P	P	SFR	CA-N	95046	33.00	7
675,000.00	7.475	606	90.00	P	CO	SFR	CA-N	95132	46.00	7
674,620.00	7.288	610	89.00	P	CO	SFR	CA-N	94014	42.00	7
672,750.00	5.625	634	65.00	I	P	PUD	CA-S	92024	-	8
671,331.02	6.000	708	68.22	P	CO	SFR	NJ	7090	34.00	2
670,000.00	5.990	652	72.43	P	CO	SFR	CA-S	92019	49.11	2
669,440.00	7.500	687	80.00	P	P	PUD	MI	48322	43.00	2
667,500.00	6.750	699	75.00	P	CO	2F	CA-S	90501	-	8
664,384.08	6.375	739	70.00	I	CO	SFR	AZ	85704	40.00	2
662,503.56	5.750	653	73.07	P	CO	SFR	CO	80138	38.00	7
661,500.00	6.975	677	90.00	P	CO	SFR	AZ	85262	40.00	1
661,150.00	5.500	773	70.00	P	P	PUD	CA-S	92082	-	7
661,000.00	5.750	771	65.45	I	RT	2F	HI	96756	29.63	2
660,000.00	6.990	630	80.00	P	P	SFR	HI	96744	41.00	2
657,000.00	6.250	731	90.00	P	P	SFR	CA-N	94112	41.00	7
653,000.00	5.250	612	86.49	P	CO	SFR	CA-N	95136	21.00	1
652,500.00	6.475	580	90.00	P	P	SFR	CA-S	92084	46.00	1
652,500.00	6.490	634	90.00	P	P	PUD	CA-N	94552	49.00	7
650,000.00	6.250	715	78.79	P	CO	SFR	NJ	8701	30.90	1
650,000.00	5.625	765	74.72	P	P	SFR	CA-N	94583	1.00	8
650,000.00	6.750	713	74.29	P	CO	SFR	CA-N	95117	33.00	2
650,000.00	6.875	684	72.22	P	CO	SFR	AZ	85331	1.00	7
650,000.00	6.000	715	65.00	I	RT	4F	NY	10027	45.00	1
650,000.00	5.625	718	77.75	I	P	CLR	NY	10016	1.00	8
650,000.00	4.990	584	48.15	P	CO	SFR	CA-S	92679	32.00	2
650,000.00	5.250	713	78.31	P	P	SFR	CA-S	92106	-	1
650,000.00	7.000	609	65.01	I	P	CHR	FL	34102	-	2
650,000.00	6.375	609	50.00	S	P	CHR	FL	34102	-	2
650,000.00	6.250	651	79.27	P	P	PUD	VA	22079	-	8
650,000.00	6.375	670	76.92	P	CO	SFR	CA-S	91325	44.83	2
650,000.00	5.000	710	67.64	P	P	PUD	CA-N	94582	32.05	1
649,800.00	6.115	624	87.63	P	CO	SFR	CA-S	92879	40.00	1
649,000.00	6.125	661	79.63	I	P	SFR	CA-N	95032	47.00	2
648,352.35	6.875	665	72.22	P	CO	SFR	NY	11758	49.02	7
648,000.00	6.725	707	90.00	P	CO	SFR	CA-N	94080	27.00	7
648,000.00	6.000	669	60.00	S	P	SFR	CA-N	93921	-	12
647,999.60	4.990	721	90.00	P	CO	SFR	CA-N	93933	47.94	4
647,323.44	5.750	718	80.00	P	P	SFR	CA-S	90601	49.00	2
646,000.00	6.850	622	95.00	P	P	SFR	CA-N	95132	38.00	7
644,000.00	5.750	691	80.00	P	P	SFR	WA	98110	38.00	2
644,000.00	4.750	732	80.00	P	P	SFR	CA-N	95124	44.00	2
644,000.00	5.625	646	80.00	P	P	SFR	CA-N	95132	-	1
643,900.00	6.125	663	79.99	P	P	SFR	CA-N	94513	33.00	2
643,681.56	5.875	683	60.00	P	CO	DPUD	CA-S	92128	49.72	2
639,200.00	5.625	701	80.00	P	P	SFR	CA-N	95945	33.42	2
637,539.68	6.750	663	80.00	P	P	3F	CA-S	90005	42.00	1
636,880.39	6.125	657	75.00	P	RT	2F	NY	10312	44.63	1
636,499.58	7.663	582	95.00	P	CO	SFR	CA-N	94518	49.00	1
635,410.94	6.375	679	80.00	P	P	2F	NY	11373	1.00	8
632,790.13	5.375	691	70.00	I	P	SFR	NY	10580	0.48	1
630,700.00	6.000	686	69.98	P	P	CHR	NY	10016	44.44	2
630,000.00	7.250	633	90.00	P	CO	SFR	CA-S	92881	44.30	2
630,000.00	5.750	612	90.00	P	P	SFR	CA-N	94591	43.00	1

630,000.00	6.865	599	90.00	P	CO	SFR	CA-S	92003	48.00	1
630,000.00	6.355	693	90.00	P	P	SFR	CA-N	95138	35.00	7
628,000.00	6.725	581	80.00	P	CO	PUD	FL	33332	44.00	1
628,000.00	6.725	648	79.49	P	P	CLR	FL	33009	39.00	7
624,000.00	6.750	724	84.90	P	P	SFR	MA	1923	42.40	2
624,000.00	5.490	655	80.00	P	P	SFR	CA-N	95023	37.00	7
624,000.00	5.750	710	80.00	P	P	PUD	AZ	85249	-	2
624,000.00	5.500	772	80.00	P	CO	SFR	CA-N	94002	41.22	1
623,000.00	5.125	698	79.97	P	P	SFR	CA-S	90068	32.50	2
621,000.00	6.475	607	90.00	P	RT	PUD	CA-N	94806	44.00	7
620,000.00	6.250	706	80.00	P	P	SFR	CA-N	94015	-	8
617,000.00	4.875	778	48.02	P	RT	SFR	CA-N	94618	23.00	6
616,000.00	5.250	684	80.00	P	CO	SFR	CA-S	90638	-	1
616,000.00	5.375	772	80.00	P	P	SFR	CA-N	95020	47.73	2
615,000.00	5.500	695	43.93	P	CO	SFR	FL	33160	36.84	17
614,552.00	5.000	760	80.00	P	P	SFR	CA-S	92823	-	2
614,106.65	5.875	696	80.00	P	P	SFR	NY	11572	-	7
613,700.00	8.100	598	95.00	P	RT	SFR	NJ	7748	40.00	1
613,600.00	6.875	634	80.00	P	P	PUD	VA	20176	44.11	2
612,500.00	6.990	767	70.00	I	P	4F	FL	33706	-	8
612,000.00	7.000	682	80.00	P	P	SFR	VA	22044	28.00	2
612,000.00	6.725	632	85.00	P	CO	SFR	CA-S	90601	36.00	1
612,000.00	7.130	678	80.00	P	P	SFR	NJ	7504	36.76	2
610,993.77	7.000	755	90.00	P	P	SFR	FL	33042	-	12
610,000.00	4.750	699	75.31	P	RT	SFR	IN	46038	-	1
609,604.00	6.480	711	95.00	P	P	SFR	HI	96753	28.00	7
608,500.81	7.000	649	69.60	P	CO	SFR	NJ	7722	-	12
608,000.00	8.750	693	80.00	P	P	4F	CA-S	91103	1.00	8
608,000.00	6.750	706	80.00	P	P	SFR	FL	33043	26.99	2
606,100.00	6.225	604	95.00	P	P	SFR	CA-N	95148	43.00	1
605,922.37	5.990	705	85.00	I	CO	CLR	CA-S	92663	48.11	2
603,000.00	6.439	661	90.00	P	CO	PUD	CA-S	92054	43.00	1
602,000.00	6.750	677	70.00	P	RT	4F	CA-S	90250	49.61	1
601,683.24	6.000	608	27.39	P	CO	DPUD	MD	21122	1.00	7

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	% of Total Pool	WA FICO	WA LTV	% Owner Occupied	% Purchase	% Investor	WA DTI	% Full Doc
2/28 ARM 24 Month IO	24	311	91,601,495.87	294,538.57	7.38	6.09	696	81.26	85.2	44.72	13.97	38.79	34.68
2/28 ARM 36 Month IO	36	3	1,290,000.00	430,000.00	0.10	0.09	730	74.3	89.46	64.03	10.54	3.4	100
2/28 ARM 60 Month IO	60	2325	631,205,172.73	271,486.10	50.88	41.99	664	81.03	95.96	67.9	3.52	39.46	48.1
2/28 ARM 120 Month IO	120	524	167,879,958.81	320,381.60	13.53	11.17	696	76.06	71.97	74.98	24.26	33.23	4.71
3/27 ARM 24 Month IO						-							
3/27 ARM 36 Month IO	36	96	34,703,014.13	361,489.73	2.80	2.31	714	78.42	91.66	69.51	6.84	38.1	30.13
3/27 ARM 60 Month IO	60	47	12,731,545.41	270,883.94	1.03	0.85	690	78.15	92.7	56.94	5.36	40.85	48.83
5/25 ARM 60 Month IO	60	31	10,280,389.00	331,625.45	0.83	0.68	695	74.69	81.38	30.98	11.77	38.5	32.72
30 Fixed IO	80	258	81,410,672.90	315,545.24	6.56	5.42	713	69.15	71.52	42.07	22.64	32.03	24.41
15 Fixed IO						-							
Other IO	105	662	209,494,600.69	316,457.10	16.89	13.94	705	77.59	74.81	73.62	20.14	36.4	15.75
Totals:	74	4257	1,240,596,849.54	291,425.15	100.00	82.53	683	78.85	86.46	66.04	11.35	37.67	33.65

Initial Periodic Caps									
Product Type	1.00%	1.50%	2.00%	2.50%	3.00%	3.50%	4.00%	4.50%	5.00%
2/28 ARM 24 Month IO	-	-	27,283,721.45	-	15,813,097.20	-	-	-	5,553,707.86
2/28 ARM 36 Month IO	-	-	-	-	1,154,000.00	-	-	-	136,000.00
2/28 ARM 60 Month IO	132,000.00	-	1,955,852.00	-	481,640,950.19	-	-	-	10,610,550.00
2/28 ARM 120 Month IO	-	-	5,925,926.00	-	143,505,804.89	-	-	-	11,311,030.20
3/27 ARM 24 Month IO									
3/27 ARM 36 Month IO	-	-	19,136,283.13	-	6,607,710.00	-	-	-	1,031,000.00
3/27 ARM 60 Month IO	-	-	613,420.00	-	4,416,900.00	-	-	-	1,927,600.00
5/25 ARM 60 Month IO	-	-	-	-	5,109,533.00	-	-	-	2,712,036.00
Other IO	64,153,464.67	-	48,680,560.36	-	4,675,287.00	-	-	936,000.00	16,817,190.00
	64,285,464.67	-	103,595,762.94	-	662,923,282.28	-	-	936,000.00	50,099,114.06

Part II of II

New Issue Computational Materials

$[1,722,555,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 16, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

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FICO & Documentation									
FICO Score	Full Doc.	Alt Doc.	Lite Doc.	Stated Doc.	No Income-No Doc	All Docs	WAC	Avg Prin Bal	Current LTV
(50 increment)									
Not Available	0.01%	0.00%	0.00%	0.01%	0.03%	0.05%	6.347%	185,475.46	72.75%
501 to 550	0.00%	0.00%	0.00%	0.02%	0.01%	0.03%	8.845%	248,641.27	74.22%
551 to 600	2.43%	0.00%	0.00%	0.12%	0.54%	3.10%	7.021%	231,886.05	81.05%
601 to 650	12.27%	0.28%	0.02%	5.19%	5.81%	23.57%	6.521%	258,660.60	79.95%
651 to 700	9.53%	0.18%	0.00%	15.93%	12.33%	37.97%	6.311%	279,475.01	78.73%
701 to 750	4.72%	0.15%	0.00%	11.70%	6.29%	22.86%	6.013%	288,517.91	76.98%
751 to 800	2.40%	0.02%	0.05%	6.08%	3.28%	11.82%	5.946%	296,096.14	74.56%
801 to 850	0.11%	0.00%	0.00%	0.33%	0.16%	0.60%	5.767%	299,220.53	68.07%
Total	31.48%	0.63%	0.06%	39.38%	28.45%	100.00%	6.269%	276,316.25	78.13%

LTV & FICO															
Current LTV	NA	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	Lite Doc.	Stated Doc.	No Income-No Doc
(10 increment)															
0.01 to 10.00	0.00%	0.00%	0.00%	0.03%	0.01%	0.01%	0.00%	0.00%	0.05%	180,275.15	5.870	3.925	0.00%	100.00%	0.00%
10.01 to 20.00	0.00%	0.00%	0.01%	0.06%	0.01%	0.05%	0.01%	0.01%	0.14%	164,887.66	6.006	3.318	0.00%	18.71%	43.68%
20.01 to 30.00	0.00%	0.00%	0.00%	0.09%	0.08%	0.10%	0.16%	0.00%	0.44%	212,593.71	5.823	4.089	0.00%	29.29%	48.66%
30.01 to 40.00	0.00%	0.00%	0.04%	0.28%	0.33%	0.47%	0.48%	0.07%	1.67%	295,474.82	5.769	3.690	2.46%	46.65%	32.55%
40.01 to 50.00	0.00%	0.00%	0.00%	0.42%	1.38%	0.91%	0.93%	0.11%	3.75%	329,706.84	5.907	3.725	0.00%	49.15%	37.20%
50.01 to 60.00	0.02%	0.00%	0.11%	2.07%	4.42%	3.62%	2.00%	0.09%	12.33%	313,571.76	5.945	3.498	0.00%	57.38%	27.46%
60.01 to 70.00	0.03%	0.03%	2.13%	14.71%	25.25%	15.08%	7.24%	0.29%	64.78%	268,232.47	6.256	4.523	0.00%	40.36%	24.86%
70.01 to 80.00	0.00%	0.00%	0.60%	4.00%	3.63%	1.60%	0.56%	0.02%	10.41%	290,816.93	6.549	5.423	0.10%	19.49%	40.90%
80.01 to 90.00	0.00%	0.00%	0.21%	1.91%	2.86%	1.02%	0.43%	0.00%	6.43%	257,835.72	6.943	5.485	0.20%	20.35%	38.70%
90.01 to 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28,726.70	13.619	-	0.00%	0.00%	0.00%
Total	0.05%	0.03%	3.10%	23.57%	37.97%	22.86%	11.82%	0.60%	100.00%	276,316.25	6.269	4.558	0.06%	39.38%	28.45%

Prin Balance & FICO															
Prin Balance	NA	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Lite Doc.	Stated Doc.	No Income-No Doc
(50,000 increments)															
1 to 50,000	0.00%	0.00%	0.01%	0.02%	0.02%	0.02%	0.01%	0.00%	0.07%	80.11%	8.855	5.015	0.00%	29.95%	14.01%
50,001 to 100,000	0.01%	0.00%	0.15%	0.53%	0.62%	0.33%	0.16%	0.01%	1.81%	76.65%	6.706	4.606	0.56%	25.70%	17.49%
100,001 to 150,000	0.00%	0.00%	0.49%	2.26%	2.68%	1.39%	0.69%	0.02%	7.52%	78.69%	6.481	4.766	0.00%	24.18%	19.38%
150,001 to 200,000	0.02%	0.01%	0.32%	2.74%	3.80%	2.10%	1.19%	0.07%	10.25%	78.16%	6.376	4.633	0.13%	35.68%	22.42%
200,001 to 250,000	0.00%	0.00%	0.30%	3.02%	4.17%	2.66%	1.20%	0.05%	11.39%	77.96%	6.293	4.603	0.00%	39.42%	23.47%
250,001 to 300,000	0.02%	0.00%	0.41%	3.14%	5.06%	2.67%	1.37%	0.09%	12.75%	78.67%	6.252	4.641	0.00%	45.39%	23.30%
300,001 to 350,000	0.00%	0.02%	0.19%	2.13%	3.96%	2.62%	0.97%	0.11%	10.01%	78.75%	6.225	4.594	0.00%	45.52%	27.41%
350,001 to 400,000	0.00%	0.00%	0.12%	1.98%	3.98%	2.35%	1.45%	0.07%	9.95%	79.70%	6.306	4.544	0.00%	43.29%	31.37%
400,001 to 450,000	0.00%	0.00%	0.25%	1.59%	3.27%	1.91%	1.13%	0.03%	8.17%	78.97%	6.237	4.695	0.00%	38.57%	36.92%
450,001 to 500,000	0.00%	0.00%	0.12%	1.62%	3.31%	1.94%	1.08%	0.06%	8.14%	78.38%	6.218	4.581	0.00%	41.75%	32.98%
500,001 to 550,000	0.00%	0.00%	0.21%	1.04%	1.72%	1.39%	0.38%	0.00%	4.73%	80.11%	6.247	4.759	0.00%	33.77%	43.38%
550,001 to 600,000	0.00%	0.00%	0.23%	1.31%	1.30%	1.14%	0.35%	0.04%	4.36%	79.68%	6.058	4.730	0.00%	29.66%	34.17%
600,001 to 650,000	0.00%	0.00%	0.21%	0.58%	1.09%	0.72%	0.29%	0.00%	2.89%	77.42%	6.194	3.929	1.42%	36.31%	30.39%
650,001 to 700,000	0.00%	0.00%	0.04%	0.68%	0.45%	0.32%	0.27%	0.00%	1.76%	78.48%	6.196	4.680	0.00%	43.86%	35.62%
700,001 to 750,000	0.00%	0.00%	0.05%	0.39%	0.63%	0.20%	0.14%	0.05%	1.46%	77.10%	6.165	4.651	0.00%	23.30%	46.76%
750,001 to 800,000	0.00%	0.00%	0.00%	0.05%	0.21%	0.00%	0.16%	0.00%	0.41%	77.99%	5.977	2.943	0.00%	87.37%	0.00%
800,001 to 850,000	0.00%	0.00%	0.00%	0.00%	0.22%	0.00%	0.17%	0.00%	0.39%	75.23%	6.369	3.219	0.00%	100.00%	0.00%
850,001 to 900,000	0.00%	0.00%	0.00%	0.00%	0.12%	0.24%	0.06%	0.00%	0.41%	73.28%	5.766	3.371	0.00%	42.46%	28.88%
900,001 to 950,000	0.00%	0.00%	0.00%	0.12%	0.12%	0.12%	0.06%	0.00%	0.43%	68.68%	6.211	3.643	0.00%	85.87%	14.13%
950,001 to 1,000,000	0.00%	0.00%	0.00%	0.20%	0.39%	0.59%	0.40%	0.00%	1.58%	66.53%	5.824	3.189	0.00%	28.81%	46.20%
>1,000,000	0.00%	0.00%	0.00%	0.18%	0.84%	0.17%	0.32%	0.00%	1.51%	61.26%	5.959	2.909	0.00%	61.27%	34.20%
Total:	0.05%	0.03%	3.10%	23.57%	37.97%	22.86%	11.82%	0.60%	100.00%	78.13%	6.269	4.558	0.06%	39.38%	28.45%

Prepayment Penalty & FICO																
Prepayment Penalty Ter	NA	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Lite Doc.	Stated Doc.	No Income-No Doc
(whatever increments)																
0	0.00%	0.01%	0.51%	3.52%	8.37%	6.73%	3.82%	0.24%	23.20%	76.88%	3.303	1.445	624,850.00	0.00%	28.78%	0.00%
3	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.01%	78.22%	3.934	2.251	442,780.00	0.00%	51.24%	0.00%
6	0.00%	0.02%	0.00%	0.56%	0.57%	0.34%	0.22%	0.00%	1.71%	77.39%	4.419	2.701	316,627.08	0.00%	34.19%	6.44%
7	0.00%	0.00%	0.00%	0.03%	0.11%	0.06%	0.07%	0.00%	0.26%	74.12%	4.874	3.078	312,132.91	1.74%	56.31%	12.12%
12	0.00%	0.00%	0.19%	2.59%	4.73%	3.74%	2.50%	0.26%	14.01%	74.39%	5.376	3.971	306,287.58	0.00%	41.61%	15.69%
24	0.03%	0.00%	2.21%	15.44%	19.75%	8.60%	3.32%	0.04%	49.40%	75.25%	5.828	4.217	293,419.20	0.06%	44.28%	20.92%
36	0.01%	0.00%	0.15%	1.25%	3.87%	2.95%	1.51%	0.05%	9.81%	78.46%	6.313	4.622	276,278.57	0.00%	38.23%	33.34%
60	0.01%	0.00%	0.04%	0.18%	0.55%	0.44%	0.37%	0.00%	1.60%	81.63%	6.791	5.133	267,566.53	0.00%	35.12%	34.73%
Total:	0.04%	0.03%	3.06%	23.39%	37.41%	22.42%	11.45%	0.60%	100.00%	82.06%	7.291	5.300	238,919.71	0.00%	29.41%	41.84%

Mortg Rates & FICO

Mortg Rates	NA	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Lite Doc.	Stated Doc.	No Income-No Doc
(50 bps Increment)																
3.001 to 3.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.02%	0.00%	0.08%	76.88%	3.303	1.4451	624,850.00	0.00%	28.78%	0.00%
3.501 to 4.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.11%	0.00%	0.15%	78.22%	3.934	2.2512	442,780.00	0.00%	51.24%	0.00%
4.001 to 4.500	0.00%	0.00%	0.00%	0.04%	0.01%	0.13%	0.18%	0.00%	0.36%	77.39%	4.419	2.7008	316,627.08	0.00%	34.19%	6.44%
4.501 to 5.000	0.00%	0.00%	0.04%	0.24%	0.49%	1.22%	0.60%	0.04%	2.64%	74.12%	4.874	3.0779	312,132.91	1.74%	56.31%	12.12%
5.001 to 5.500	0.03%	0.00%	0.02%	1.46%	3.98%	3.42%	1.98%	0.19%	11.08%	74.39%	5.376	3.9713	306,287.58	0.00%	41.61%	15.69%
5.501 to 6.000	0.00%	0.00%	0.21%	4.99%	10.60%	8.58%	4.46%	0.20%	29.05%	75.25%	5.828	4.2169	293,419.20	0.06%	44.28%	20.92%
6.001 to 6.500	0.00%	0.00%	0.60%	6.18%	10.78%	5.59%	2.67%	0.14%	25.95%	78.46%	6.313	4.6220	276,278.57	0.00%	38.23%	33.34%
6.501 to 7.000	0.00%	0.00%	0.75%	6.44%	7.86%	2.53%	1.24%	0.03%	18.85%	81.63%	6.791	5.1327	267,566.53	0.00%	35.12%	34.73%
7.001 to 7.500	0.01%	0.00%	0.73%	2.44%	2.49%	0.82%	0.39%	0.00%	6.88%	82.06%	7.291	5.2999	238,919.71	0.00%	29.41%	41.84%
7.501 to 8.000	0.00%	0.01%	0.56%	1.05%	1.10%	0.29%	0.06%	0.00%	3.07%	84.23%	7.775	5.4661	221,949.98	0.00%	25.89%	44.45%
8.001 to 8.500	0.00%	0.00%	0.14%	0.42%	0.30%	0.09%	0.04%	0.00%	0.99%	85.72%	8.287	5.1272	221,844.88	0.00%	37.84%	47.78%
8.501 to 9.000	0.00%	0.00%	0.04%	0.14%	0.21%	0.06%	0.06%	0.00%	0.50%	83.83%	8.761	5.3144	290,617.38	0.00%	40.02%	53.60%
9.001 to 9.500	0.01%	0.02%	0.00%	0.00%	0.04%	0.01%	0.00%	0.00%	0.07%	83.01%	9.370	7.4938	140,503.12	0.00%	67.84%	30.00%
9.501 to 10.000	0.00%	0.00%	0.01%	0.00%	0.03%	0.03%	0.00%	0.00%	0.08%	84.46%	9.846	4.9862	161,996.53	0.00%	47.23%	48.38%
10.001 to 10.500	0.00%	0.00%	0.00%	0.02%	0.03%	0.00%	0.00%	0.00%	0.05%	92.56%	10.331	4.1250	90,997.42	0.00%	11.82%	63.47%
10.501 to 11.000	0.00%	0.00%	0.00%	0.03%	0.01%	0.00%	0.00%	0.00%	0.04%	94.48%	10.863	5.0000	125,762.61	0.00%	100.00%	0.00%
11.001 to 11.500	0.00%	0.00%	0.00%	0.03%	0.01%	0.00%	0.00%	0.00%	0.04%	94.41%	11.331	6.2893	108,791.47	0.00%	60.15%	21.82%
11.501 to 12.000	0.00%	0.00%	0.00%	0.06%	0.03%	0.00%	0.00%	0.00%	0.10%	96.10%	11.927	-	130,725.85	0.00%	98.44%	1.56%
12.001 to 12.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.17%	12.398	-	27,663.12	0.00%	100.00%	0.00%
12.501 to 13.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	110.78%	13.000	-	24,489.32	0.00%	0.00%	0.00%
13.001 to 13.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	94.99%	13.490	-	19,981.65	0.00%	100.00%	0.00%
14.001 to 14.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	119.02%	14.250	-	28,441.74	0.00%	0.00%	0.00%
Total:	0.05%	0.03%	3.10%	23.57%	37.97%	22.86%	11.82%	0.60%	100.00%	78.13%	6.2688	4.5584	276,316.25	0.06%	39.38%	28.45%

Mortg Rates & LTV

Mortg Rates	LTV 0-10	LTV 11-20	21-30	31-40	41-50	51-60	61-70	71-80	81-90	91-100	total	avg FICO	Gross Margin	Avg Prin Bal	Lite Doc.	Stated Doc.	No Income-No Doc
(50 bps Increment)																	
3.001 to 3.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.06%	0.00%	0.00%	0.08%	735.100	1.445	624,850.000	0.00%	28.78%	0.00%
3.501 to 4.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.00%	0.00%	0.15%	757.680	2.251	442,780.000	0.00%	51.24%	0.00%
4.001 to 4.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.05%	0.27%	0.02%	0.01%	0.36%	737.730	2.701	316,627.080	0.00%	34.19%	6.44%
4.501 to 5.000	0.00%	0.00%	0.01%	0.00%	0.08%	0.21%	0.71%	1.30%	0.21%	0.11%	2.64%	716.840	3.078	312,132.910	1.74%	56.31%	12.12%
5.001 to 5.500	0.00%	0.03%	0.04%	0.15%	0.39%	0.50%	2.08%	6.87%	0.89%	0.13%	11.08%	704.230	3.971	306,287.580	0.00%	41.61%	15.69%
5.501 to 6.000	0.00%	0.00%	0.06%	0.17%	0.89%	1.89%	5.01%	18.54%	1.85%	0.64%	29.05%	697.350	4.217	293,419.200	0.06%	44.28%	20.92%
6.001 to 6.500	0.00%	0.01%	0.01%	0.10%	0.26%	0.87%	2.87%	18.04%	2.47%	1.32%	25.95%	683.100	4.622	276,278.570	0.00%	38.23%	33.34%
6.501 to 7.000	0.00%	0.00%	0.01%	0.01%	0.05%	0.24%	1.04%	12.53%	2.64%	2.32%	18.85%	668.610	5.133	267,566.530	0.00%	35.12%	34.73%
7.001 to 7.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.45%	4.44%	1.23%	0.73%	6.88%	659.680	5.300	238,919.710	0.00%	29.41%	41.84%
7.501 to 8.000	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.08%	1.69%	0.69%	0.60%	3.07%	648.040	5.466	221,949.980	0.00%	25.89%	44.45%
8.001 to 8.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.47%	0.23%	0.27%	0.99%	654.190	5.127	221,844.880	0.00%	37.84%	47.78%
8.501 to 9.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.33%	0.11%	0.06%	0.50%	671.670	5.314	290,617.380	0.00%	40.02%	53.60%
9.001 to 9.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.01%	0.02%	0.07%	618.730	7.494	140,503.120	0.00%	67.84%	30.00%
9.501 to 10.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.02%	0.02%	0.08%	681.610	4.986	161,996.530	0.00%	47.23%	48.38%
10.001 to 10.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.03%	0.05%	658.310	4.125	90,997.420	0.00%	11.82%	63.47%
10.501 to 11.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.03%	0.04%	639.960	5.000	125,762.610	0.00%	100.00%	0.00%
11.001 to 11.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.04%	0.04%	634.170	6.289	108,791.470	0.00%	60.15%	21.82%
11.501 to 12.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.10%	649.250	-	130,725.850	0.00%	98.44%	1.56%
12.001 to 12.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	666.830	-	27,663.120	0.00%	100.00%	0.00%
12.501 to 13.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	631.080	-	24,489.320	0.00%	0.00%	0.00%
13.001 to 13.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	640.000	-	19,981.650	0.00%	100.00%	0.00%
14.001 to 14.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	627.000	-	28,441.740	0.00%	0.00%	0.00%
Total:	0.00%	0.05%	0.14%	0.44%	1.67%	3.75%	12.33%	64.78%	10.41%	6.43%	100.00%	684.920	4.558	276,316.250	0.06%	39.38%	28.45%

Part II of II

New Issue Computational Materials

$[1,722,555,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 16, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name: IMHAC 2005-6

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in

	residential pool	group: residential IO
gross WAC (%)	6.269%	6.270%
wtd avg FICO	685	683
FICO < 600 (%)	2.90%	3.20%
FICO 600-650 (%)	23.20%	24.20%
wtd avg LTV (%)	78.19%	78.85%
LTV = 80 (%)	52.18%	56.00%
LTV > 80.01 (%) (include only 2nd liens in pool)	16.84%	16.42%
LTV 95.01 -100 (%)	0.72%	0.47%
Full Doc (%)	31%	33%
Stated Doc (%)	43%	40%
purch (%)	63%	66%
CO refi (%)	29%	27%
Own Occ (%)	85%	86%
Prepay Penalty (%)	77%	80%
wtd avg DTI (%)	37%	38%
ARM ? (%)	86%	93%
2/28 (%)	66%	72%
3/27 (%)	7%	7%
1st Lien (%)	100%	100%
Avg Loan Balance	$ 276,316	$ 291,425
# of Loans	5,440	4,257
Loan Bal < $100k (%)	1.81%	0.93%
Mtg Rates > 12% (%)	0.01%	0.00%
Manuf Housing (%)	0.00%	0.00%
(%) & largest state code	CA(54.23%)	CA(58.89%)
silent 2nd (%)	58.13%	63.34%
IO loans (%)	82.53%	100.00%
5yr IO (%)	50.38%	61.04%
2 yr IO (%)	6.09%	7.38%
IO: FICO	683	683
IO LTV (%)	78.85%	78.85%
IO DTI (%)	37.67%	37.67%
IO full doc (%)	32.99%	32.99%
IO: purch (%)	66.04%	66.04%



Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6



Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Current Balance	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
0.01 to 50,000.00	$1,018,101	27	0.07%	$37,707	8.855%	274	675	80.76%
50,000.01 to 100,000.00	$27,209,590	333	1.81%	$81,710	6.706%	350	674	77.00%
100,000.01 to 150,000.00	$113,078,755	887	7.52%	$127,485	6.481%	355	673	78.83%
150,000.01 to 200,000.00	$154,143,869	875	10.25%	$176,164	6.376%	354	682	78.22%
200,000.01 to 250,000.00	$171,182,864	757	11.39%	$226,133	6.293%	356	682	78.03%
250,000.01 to 300,000.00	$191,679,901	697	12.75%	$275,007	6.252%	357	683	78.70%
300,000.01 to 350,000.00	$150,433,398	464	10.01%	$324,210	6.225%	358	687	78.81%
350,000.01 to 400,000.00	$149,580,816	398	9.95%	$375,831	6.306%	358	692	79.75%
400,000.01 to 450,000.00	$122,870,721	288	8.17%	$426,634	6.237%	356	690	79.02%
450,000.01 to 500,000.00	$122,299,806	257	8.14%	$475,875	6.218%	358	689	78.41%
500,000.01 to 550,000.00	$71,171,858	136	4.73%	$523,322	6.247%	358	683	80.14%
550,000.01 to 600,000.00	$65,538,439	114	4.36%	$574,899	6.058%	358	677	79.70%
600,000.01 to 650,000.00	$43,481,341	69	2.89%	$630,164	6.194%	358	678	77.46%
650,000.01 to 700,000.00	$26,401,895	39	1.76%	$676,972	6.196%	359	676	78.50%
700,000.01 to 750,000.00	$21,980,061	30	1.46%	$732,669	6.165%	358	679	77.12%
750,000.01 to 800,000.00	$6,233,941	8	0.41%	$779,243	5.977%	357	712	78.00%
800,000.01 to 850,000.00	$5,838,375	7	0.39%	$834,054	6.369%	359	709	75.23%
850,000.01 to 900,000.00	$6,176,282	7	0.41%	$882,326	5.766%	359	717	73.29%
900,000.01 to 950,000.00	$6,440,000	7	0.43%	$920,000	6.211%	359	699	68.68%
950,000.01 to 1,000,000.00	$23,710,295	24	1.58%	$987,929	5.824%	358	720	66.54%
1,000,000.01 to 1,050,000.00	$1,029,000	1	0.07%	$1,029,000	5.875%	359	667	60.00%
1,100,000.01 to 1,150,000.00	$1,137,500	1	0.08%	$1,137,500	6.250%	359	682	65.00%
1,150,000.01 to 1,200,000.00	$2,364,000	2	0.16%	$1,182,000	6.105%	358	697	54.98%
1,200,000.01 to 1,250,000.00	$1,224,880	1	0.08%	$1,224,880	6.250%	357	736	70.00%
1,250,000.01 to 1,300,000.00	$3,860,000	3	0.26%	$1,286,667	5.908%	358	696	59.55%
1,450,000.01 to 1,500,000.00	$7,454,708	5	0.50%	$1,490,942	5.847%	357	668	62.13%
1,750,000.01 to 1,800,000.00	$1,800,000	1	0.12%	$1,800,000	5.625%	359	754	60.00%
1,800,000.01 to 1,850,000.00	$1,820,000	1	0.12%	$1,820,000	5.875%	359	766	65.00%
1,950,000.01 to 2,000,000.00	$2,000,000	1	0.13%	$2,000,000	6.375%	359	687	59.79%
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Property State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California-Southern	$431,302,270	1,301	52.91%	$331,516	6.214%	357	688	76.74%
California-Northern	$383,934,848	1,022	47.09%	$375,670	6.071%	358	685	78.93%
Total:	**$815,237,118**	**2,323**	**100.00%**	**$350,942**	**6.146%**	**357**	**687**	**77.77%**

Property City	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
SAN JOSE	$41,530,138	83	5.09%	$500,363	6.175%	358	673	81.32%
LOS ANGELES	$36,114,612	109	4.43%	$331,327	6.185%	356	687	76.79%
SACRAMENTO	$25,120,280	94	3.08%	$267,237	6.043%	358	684	78.50%
SAN DIEGO	$19,210,899	54	2.36%	$355,757	6.160%	356	690	74.61%
STOCKTON	$18,371,059	65	2.25%	$282,632	6.090%	358	680	80.46%
OAKLAND	$13,702,194	34	1.68%	$403,006	6.180%	358	676	78.15%
SAN FRANCISCO	$11,971,049	20	1.47%	$598,552	5.811%	359	700	74.35%
RIVERSIDE	$11,510,640	40	1.41%	$287,766	6.143%	357	683	79.25%
VALLEJO	$9,721,752	27	1.19%	$360,065	6.152%	358	675	79.96%
ANTIOCH	$9,194,435	25	1.13%	$367,777	5.973%	358	683	82.13%
Other	$618,790,059	1,772	75.90%	$349,204	6.156%	357	688	77.51%
Total:	**$815,237,118**	**2,323**	**100.00%**	**$350,942**	**6.146%**	**357**	**687**	**77.77%**

All averages are weighted averages. Stdevs are stdev of mean.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate
FICO avg				685
FICO stdev				49.88
FICO <640 %				18.56
FICO <680%				47.58
10th Percentile FICO				621
90th Percentile FICO				756
CLTV w.avg				78.19
CLTV >80%				16.84
10th Percentile CLTV				68.93
90th Percentile CLTV				90
SS CLTV %				89.02
% with Silent 2nds				58.17
Full Doc %				31.48
Loan Bal avg (000s)				276316.25
% Jumbo				46.64
DTI %				36.79
Purch %				63.44
Cash Out %				29.03
Fxd %				13.52
3 yr ARM >= %				10.319
WAC avg				6.27
WAC stdev				0.86
1st Lien %				99.79
MI %				14.65
CA %				54.23
Invt Prop %				12.99
IO %				82.53
IO non-Full Doc %				82.53
Multi-Fam %				7.28
Prim Occ %				84.77
Moody's Base Case Loss				
S&P BB Loss				
Fitch BB Loss				

Originator/ Source	% Bal.	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	Purch	Invt Prop %	CA%	1st Lien	% with S.2nd	Full Doc	DTI %	IO%	MI %
IMPAC	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65
Name 2															
Name 3															
Name 4															
Total:	**100**	**78.03**	**78.19**	**89.02**	**685**	**6.269**	**63.44**	**12.99**	**54.23**	**99.79**	**58.17**	**31.48**	36.79	82.53	14.65

Occupancy	% Bal.	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA%	1st Lien %	% with S.2nd	Full Doc	IO%	DTI %	MI %
Investor/2nd Home	15.23	73.64	73.87	81.55	712	6.335	68.19	85.31	44.61	99.68	47.75	15.53	34.19	73.39	8.54
Primary Occup	84.77	78.82	78.96	90.36	680	6.257	62.59	0	55.96	99.81	60.04	34.34	37.2	84.17	15.74
Total	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65

Documentation	% Bal.	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA%	1st Lien %	% with S.2nd	Full Doc	IO%	DTI %	MI %
Full	31.48	80.13	80.21	92.23	665	6.157	60.42	6.79	42.65	99.9	63.06	100	39.81	86.67	17.27
Non-Full	68.52	77.07	77.26	87.54	694	6.32	64.83	15.83	59.56	99.74	55.92	0	35.14	80.63	13.44
Total	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65

Interest Only	% Bal.	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA%	1st Lien %	% with S.2nd	Full Doc %	IO%	DTI %	MI %
2 or 3-yr IO	8.51	80.42	80.42	87.03	702	5.846	51.8	11.96	66.41	100	41.03	31.6	38.16	100	23.18
Other IO	74.02	78.65	78.67	91.22	681	6.318	67.68	11.28	58.03	99.96	65.95	33.23	37.62	100	13.2
Non-IO	17.47	74.26	75.03	80.66	695	6.265	51.16	20.74	32.22	98.95	33.54	24.02	32.55	0	16.63
Total	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65

FICO	% Bal.	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA%	1st Lien %	% with S.2nd	Full Doc %	IO %	DTI %	MI %
0-600	3.18	80.89	80.89	91.58	589	7.03	60.31	0.76	36.91	100	53.02	76.78	38.78	92.91	18.53
601-640	16.1	79.3	79.74	89.26	624	6.53	51.39	3.22	51.43	99.38	49.85	55.99	37.72	86.69	22.07
641-680	29.24	79.34	79.52	90.55	660	6.406	58.18	9.15	52.9	99.75	59.22	32.29	37.51	83.44	17.72
681-700	16.21	78.18	78.28	90.24	690	6.226	67.89	14.39	57.91	99.86	65.27	20.7	36.52	82.84	12.47
700>=	35.28	76.05	76.08	86.84	739	5.987	71.54	21.08	56.49	99.96	58.3	20.49	35.57	78.81	9.36
Total	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65

Lien Position	% Bal.	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA%	1st Lien %	% with S.2nd	Full Doc %	IO %	DTI %	MI %
1st Lien	99.79	78.14	78.14	89	685	6.258	63.45	12.97	54.27	100	58.29	31.51	36.78	82.68	14.68
2nd Lien	0.21	25.18	98.23	98.23	653	11.205	59.19	22.36	39.91	0	0	14.93	42.51	12.78	0
Total	100	78.03	78.19	89.02	685	6.269	63.44	12.99	54.23	99.79	58.17	31.48	36.79	82.53	14.65


Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

All average are wtg averages.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate
Largest Servicer				
FICO avg	685			685
FICO stdev	49.88			49.88
FICO < 500	0.05			0.05
FICO < 560	0.08			0.08
10th Percentile FICO	621			621
90th Percentile FICO	756			756
CLTV avg	78.19			78.19
CLTV >80%	16.84			16.84
SS CLTV	68.93			68.93
% With Silent 2nds	90			90
10th Percentile CLTV	89.02			89.02
90th Percentile CLTV	58.17			58.17
Full Doc %	31.48			31.48
Loan Bal avg (000s)	276316.25			276316.25
DTI %	53.29			53.29
DTI >45%	36.79			36.79
Purch %	18.27			18.27
Cash Out %	63.44			63.44
Fxd %	29.03			29.03
3 yr ARM >=	13.52			13.52
WAC	10.7			10.7
WAC stdev	6.2688			6.2688
1st Lien %	0.85578			0.85578
MI %	99.79			99.79
MI Insurer	14.65			14.65
CA %	54.23			54.23
Sng Fam %	67.85			67.85
Invt Prop %	0			0
MH %	12.99			12.99
IO%	82.53			82.53
2yr IO%	59.34			59.34
IO non-full doc %	55.25			55.25
2-4 Family %	7.28			7.28
Prim Occ	84.77			84.77
<$100K Bal %	98.12			98.12
2-yr Prepay Penalty %	49.4			49.4
Initial Target OC %				
Total C/E% Aaa				
Total C/E% Aa2				
Total C/E% A2				
Mth 37 Loss Trig				
Moody's Base Case Loss				
S&P single-B Loss				
Fitch single-B Loss				

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
Name 1																
Name 2																

	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Name 3																
Name 4	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65
Total:	**78.03**	**78.19**	**89.02**	**685**	**6.269**	**100**	**63.44**	**12.99**	**99.79**	**58.17**	**54.23**	**31.48**	82.53	36.79	18.27	14.65

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Full	80.13	80.21	92.23	665	6.157	31.48	60.42	6.79	99.9	63.06	42.65	100	86.67	39.81	27.81	17.27
Non-Full	77.07	77.26	87.54	694	6.32	68.52	64.83	15.83	99.74	55.92	59.56	0	80.63	35.14	13.88	13.44
Total	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
2-yr IO	80.11	80.11	92.86	673	6.39	59.27	66.91	8.52	100	66.06	61.34	38.3	100	38.32	21.37	16.59
Other IO	75.56	75.65	85.51	707	5.962	23.27	63.84	18.56	99.88	56.58	52.66	19.7	100	35.33	12.23	8.2
Non-IO	74.26	75.03	80.66	695	6.265	17.47	51.16	20.74	98.95	33.54	32.22	24.02	0	32.55	15.79	16.63
Total	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
0-499	73.3	73.3	83.16	0	6.347	0.05	100	0	100	39.43	0	23.58	64.83	38.28	23.58	0
500-559	74.31	74.31	74.31	515	8.845	0.03	0	0	100	0	67.62	0	0	45.13	67.62	0
560-599	81.38	81.38	92.57	588	7.059	2.83	62.65	0	100	55.62	37.89	80.35	94.77	38.72	29.41	19.35
600-639	79.24	79.69	89.01	623	6.535	15.65	50.88	3.3	99.37	48.86	50.88	56.24	86.6	37.76	21.57	22.06
640-679	79.39	79.58	90.61	659	6.41	29.02	58.11	8.79	99.75	59.2	52.66	33.35	83.92	37.41	21.18	17.86
680>=	76.75	76.8	87.96	723	6.067	52.42	70.19	18.93	99.93	60.57	57.03	20.44	79.96	35.97	15.03	10.42
Total	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<80,000	70.65	77.79	88.85	680	7.119	0.68	67.1	50.01	90.55	48.29	7.27	52.32	30.57	35.53	13.15	15.98
80,000-100,000	76.04	76.75	88.15	670	6.602	1.2	67.42	27.2	99.05	56.61	5.2	57.22	51.56	36.02	21.94	13.57
100,000>=	78.11	78.21	89.03	685	6.259	98.13	63.37	12.56	99.86	58.26	55.16	31.02	83.27	36.81	18.26	14.65
Total	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
1st Lien	78.14	78.14	89	685	6.258	99.79	63.45	12.97	100	58.29	54.27	31.51	82.68	36.78	18.23	14.68
2nd Lien	25.18	98.23	98.23	653	11.205	0.21	59.19	22.36	0	0	39.91	14.93	12.78	42.51	36.54	0
Total	78.03	78.19	89.02	685	6.269	100	63.44	12.99	99.79	58.17	54.23	31.48	82.53	36.79	18.27	14.65

WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	85.07	664	6.239	2.92	25.99	12.23	100	6.25	58.62	0	76.09	36.52	14.52	85.02
85-90%	89.74	662	6.67	7.48	39.45	8.76	99.84	1.45	56.53	0	84.46	36.75	19.5	87.77
90-95%	94.79	670	6.87	5.71	47.3	2.6	98.85	1.32	48.44	0	80.82	37	19.85	89.82
95-100%	100.1	686	7.553	0.72	83.66	0.46	81.69	0	6.67	0	53.71	38.83	19.8	63.41

SSCLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	668	6.124	3.8	28.53	11.25	100	27.83	60.94	0	76.11	35.93	13.88	62.37
85-90%	683	6.355	15.29	56.67	21.7	99.92	51.76	56.86	0	82.52	35.6	15.43	42.42
90-95%	683	6.601	11.81	60.56	18.03	99.44	52.27	49.28	0	81.69	37.02	20.99	44.44
95-100%	681	6.332	41.77	87.87	1.89	99.68	98.27	55.22	0	92.99	39.33	24.2	1.29

Coupon-ARM	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	79.41	79.41	91.28	682	6.218	98.32	66.59	11.74	100	63.01	57.82	33.19	89.38	37.87	19.35	15.51
8-9%	85.07	85.07	93.76	661	8.444	1.52	69	32.74	100	51.75	34.67	11.68	76.57	33	19.63	41.67
9-10%	82.45	82.45	89.84	640	9.649	0.12	44.24	49.22	100	49.22	71.33	0	61.61	36.81	55.76	28.67
10-11%	90	90	90	648	10.626	0.03	49.76	49.76	100	0	0	0	49.76	23.79	50.24	100
11-12%	90.47	90.47	92.87	622	11.17	0.02	100	0	100	27.36	45.26	45.26	54.74	16.26	0	54.74
12-13%																
13-14%																
>14%																

Coupon-fixed rate	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	69.04	69.04	73.71	707	6.217	96.78	42.42	18.33	100	29.17	33.84	23.31	41.21	30.98	10.61	5.69
8-9%	78.52	85.68	89	655	8.467	1.34	78.12	27.84	90.88	20.26	11.59	11.71	7.59	10.72	7.99	33.37
9-10%	69.75	88.36	89.12	678	9.528	0.36	78.42	49.83	75.9	15.25	14.06	10.05	0	18.26	23.57	45.77
10-11%	43.04	94.95	94.95	651	10.542	0.55	23.36	11.77	28.7	0	34.34	18.27	38.73	26.41	26.36	28.7
11-12%	26.54	96.56	98.07	648	11.823	0.9	75.38	29.27	2.15	2.15	42.45	0	8.13	45.09	38.79	0
12-13%	28.52	105.46	105.46	650	12.68	0.05	53.04	9.56	0	0	0	46.96	0	41.15	27.81	0
13-14%	15.95	95	95	640	13.49	0.01	100	100	0	0	0	0	0	45.65	100	0
>14%	41.67	124.23	124.23	627	14.25	0.01	0	0	0	0	0	100	0	38.6	0	0

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Property State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California-Southern	$113,280,706	91	90.79%	$1,244,843	5.70%	359	735	59.24%
California-Northern	$11,497,942	6	9.21%	$1,916,324	5.83%	358	732	67.04%
Total:	**$124,778,648**	**97**	**100.00%**	**$1,286,378**	**5.72%**	**359**	**735**	**59.96%**

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name:

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Combined LTV	Eff. LTV	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout	DTI
Aggregated	5,440	1,503,160,394.81	276,316.00		6.269	357.00	685	78.19	89.02	74.66	31.48	84.77	67.85	82.53	29.03	36.79
700-800k	39	28,912,992.52	741,359.00	1.92%	6.112	358.00	685	77.16	81.53	77.16	25.48	87.35	69.49	94.91	33.22	33.93
800-900k	14	12,014,656.57	858,190.00	0.80%	6.059	359.00	713	74.23	82.82	74.23	14.73	86.24	85.52	92.84	36.45	36.56
900k-$1MM	31	30,150,294.92	972,590.00	2.01%	5.907	359.00	715	67.00	74.87	67.00	19.65	67.33	71.64	87.43	22.30	34.86
$1-1.1MM	1	1,029,000.00	1,029,000.00	0.07%	5.875	359.00	667	60.00	60.00	60.00	100.00	100.00	-	100.00	100.00	38.63
$1.1-1.2MM	3	3,501,500.00	1,167,167.00	0.23%	6.152	359.00	692	58.24	61.49	58.24	-	-	66.76	100.00	34.27	32.98
$1.2-1.3MM	4	5,084,880.21	1,271,220.00	0.34%	5.990	358.00	705	62.06	71.58	62.06	-	100.00	49.65	100.00	75.91	33.05
$1.3-1.4MM				0.00%												
$1.4-1.5MM	5	7,454,707.95	1,490,942.00	0.50%	5.847	357.00	668	62.13	70.29	62.13	-	60.24	60.24	79.94	39.69	29.5
> $1.5MM	3	5,620,000.00	1,873,333.00	0.37%	5.973	359.00	734	61.54	64.20	61.54	-	32.38	32.38	100.00	32.38	44.3
ltv																
80	2,899	784,361,460.79	270,563.00	52.18%	6.293	358.00	684	80.00	95.80	80.00	35.36	89.39	67.81	88.57	13.86	37.74
80.01-85	146	43,953,240.51	301,050.00	2.92%	6.239	357.00	664	84.47	85.07	69.81	42.93	85.09	71.11	76.09	60.82	36.52
85.01-90	392	112,506,267.97	287,006.00	7.48%	6.670	357.00	662	89.65	89.74	69.95	36.91	90.42	76.36	84.46	48.06	36.75
90.01-95	314	85,887,096.39	273,526.00	5.71%	6.870	355.00	670	94.74	94.79	69.18	37.95	95.01	69.96	80.82	46.48	37
95.01-100	61	10,801,297.56	177,070.00	37.36%	7.521	327.00	686	99.97	99.97	77.77	30.22	99.54	53.43	53.99	14.97	38.78
>100	2	57,453.39	28,727.00	0.48%	13.619	114.00	627	124.34	124.34	124.34	100.00	100.00	100.00	-	-	43.27
N/A				0.00%												
601-625	472	120,758,978.86	255,845.00	8.03%	6.582	356.00	615	80.71	90.36	75.62	64.48	97.31	73.46	90.38	42.32	38.24
626-650	898	233,606,046.41	260,140.00	15.54%	6.490	356.00	639	79.63	89.92	74.73	45.63	93.59	72.72	83.60	39.19	38
651-675	1,010	271,088,809.64	268,405.00	18.03%	6.384	357.00	663	79.33	90.33	74.87	28.82	88.62	71.64	83.71	31.33	37.32
676-700	1,032	299,599,155.94	290,309.00	19.93%	6.244	357.00	687	78.29	90.03	75.20	21.76	83.42	66.82	82.40	27.20	36.34
	1,821	530,259,123.56	291,191.00	35.28%	5.987	357.00	739	76.08	86.84	73.82	20.49	75.70	63.74	78.81	21.30	35.57
2nd Home	928	228,856,580.25	246,613.00	15.23%	6.335	357.00	712	73.87	81.55	71.98	15.53	0.00	48.27	73.39	23.26	34.19
Invest Property	-	-	-	0.00%												
				15.23%												
condo	613	148,976,002.99	243,028.00	9.91%	6.225	357.00	693	78.68	89.50	74.74	31.54	77.76	-	84.98	18.10	36.99
Documentation Type																
Stated Doc	3,174	966,627,731.13	304,546.00	64.31%	6.323	357.00	694	77.61	88.34	74.51	0.00	80.99	66.76	82.14	27.39	35.87
No DOC	214	52,959,031.76	247,472.00	3.52%	6.374	351.00	699	70.29	73.99	65.81	-	82.72	67.72	54.13	41.81	1.65
Limited Doc	37	10,397,292.44	281,008.00	0.69%	5.822	357.00	676	80.31	82.31	68.85	-	96.46	82.74	75.22	77.72	41.58
Cash Out	1,477	436,350,017.07	295,430.00	29.03%	6.282	356.00	673	76.14	80.28	70.31	32.39	87.80	72.97	76.42	100.00	36.6
IO	4,257	1,240,596,849.54	291,425.00	82.53%	6.270	358.00	683	78.85	90.79	75.41	33.06	86.46	67.83	100.00	26.88	37.67
DTI																
DTI > 50	65	18,562,225.70	285,573.00	1.23%	5.923	353.00	692	75.32	86.01	71.29	47.59	72.05	73.73	65.58	38.60	52.97
Silent 2nds	3,249	874,403,285.08	269,130.00	58.17%	6.260	358.00	686	78.23	96.85	78.12	34.13	87.50	67.43	89.93	12.27	38.31

Doc Stat = full				
Occ Stat = owner occupied				
	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550				
>= 550 / < 570				
>= 570 / < 590	0.01	0.11	1.43	0.00
>= 590 / < 610	0.02	0.24	2.74	0.00
>= 610 / < 630	0.08	0.49	4.83	0.01
>= 630 / < 650	0.17	0.73	5.51	0.02
>= 650 / < 670	0.28	0.48	4.03	0.00
>= 670 / < 690	0.18	0.54	2.81	0.00
>= 690 / < 710	0.01	0.39	1.77	0.00
>= 710 / < 730	0.23	0.40	1.22	0.00
>= 730	0.24	0.49	1.86	0.00

Doc Stat = not full				
Occ Stat = owner occupied				
	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550				
>= 550 / < 570				
>= 570 / < 590	0.05	0.06	0.11	0.00
>= 590 / < 610	0.11	0.17	0.80	0.00
>= 610 / < 630	0.36	0.53	1.87	0.00
>= 630 / < 650	0.77	0.98	4.43	0.01
>= 650 / < 670	0.58	1.50	6.72	0.05
>= 670 / < 690	0.70	1.77	7.79	0.11
>= 690 / < 710	0.78	1.38	6.67	0.10
>= 710 / < 730	0.49	1.02	4.22	0.05
>= 730	1.46	2.15	7.26	0.10

Doc Stat = full				
Occ Stat = not owner occupied				
[illegible]	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550				
>= 550 / < 570				
>= 570 / < 590				
>= 590 / < 610				
>= 610 / < 630	0.00	0.01	0.02	0.00
>= 630 / < 650	0.03	0.05	0.03	0.00
>= 650 / < 670	0.01	0.00	0.14	0.00
>= 670 / < 690	0.01	0.02	0.10	0.00
>= 690 / < 710	0.00	0.01	0.14	0.00
>= 710 / < 730	0.08	0.13	0.11	0.00
>= 730	0.21	0.28	0.35	0.00

Doc Stat = not full				
Occ Stat = not owner occupied				
[illegible]	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550	0.02	0.02	0.00	0.00
>= 550 / < 570				
>= 570 / < 590				
>= 590 / < 610				
>= 610 / < 630	0.00	0.04	0.07	0.00
>= 630 / < 650	0.22	0.11	0.22	0.00
>= 650 / < 670	0.24	0.45	0.46	0.00
>= 670 / < 690	0.78	0.57	0.80	0.00
>= 690 / < 710	0.45	0.63	1.12	0.00
>= 710 / < 730	0.33	0.51	0.83	0.00
>= 730	1.22	1.19	1.51	0.00

Doc Stat = full				
Occ Stat = owner occupied				
	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550				
>= 550 / < 570				
>= 570 / < 590	0.00	0.10	0.00	0.00
>= 590 / < 610	0.00	0.24	0.16	0.00
>= 610 / < 630	0.31	0.19	0.19	0.08
>= 630 / < 650	0.21	0.72	1.81	0.13
>= 650 / < 670	0.07	0.75	1.09	0.18
>= 670 / < 690	0.15	0.79	2.00	0.45
>= 690 / < 710	0.16	0.73	1.32	0.12
>= 710 / < 730	0.29	0.63	0.72	0.05
>= 730	1.42	1.19	2.41	0.02

Doc Stat = not full				
Occ Stat = owner occupied				
	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550	0.00	0.19	0.00	0.00
>= 550 / < 570	0.04	0.00	0.03	0.00
>= 570 / < 590	0.05	0.00	0.28	0.00
>= 590 / < 610	0.48	0.05	0.44	0.00
>= 610 / < 630	0.65	0.69	1.55	0.28
>= 630 / < 650	1.97	1.34	4.37	0.17
>= 650 / < 670	2.20	1.86	3.31	0.09
>= 670 / < 690	2.64	1.74	5.37	0.17
>= 690 / < 710	2.63	2.00	4.15	0.00
>= 710 / < 730	1.50	1.44	3.88	0.09
>= 730	4.33	2.10	6.00	0.02

Doc Stat = full Occ Stat = not owner occupied	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550	0.00	0.00	0.07	0.00
>= 550 / < 570				
>= 570 / < 590				
>= 590 / < 610	0.00	0.14	0.00	0.00
>= 610 / < 630	0.00	0.00	0.09	0.00
>= 630 / < 650	0.04	0.03	0.09	0.00
>= 650 / < 670	0.08	0.03	0.37	0.00
>= 670 / < 690	0.19	0.14	0.35	0.00
>= 690 / < 710	0.05	0.37	0.59	0.02
>= 710 / < 730	0.02	0.07	0.84	0.00
>= 730	0.37	0.37	0.98	0.00

Doc Stat = not full Occ Stat = not owner occupied	< 70	>= 70 / < 80	>= 80 / < 100	>= 100
< 550	0.00	0.03	0.00	0.00
>= 550 / < 570				
>= 570 / < 590	0.00	0.05	0.00	0.00
>= 590 / < 610	0.50	0.00	0.00	0.00
>= 610 / < 630	0.04	0.18	0.39	0.00
>= 630 / < 650	0.23	0.38	0.64	0.00
>= 650 / < 670	0.54	0.54	1.43	0.00
>= 670 / < 690	0.80	0.77	1.61	0.00
>= 690 / < 710	0.50	0.58	1.43	0.00
>= 710 / < 730	0.28	0.41	1.01	0.00
>= 730	1.15	2.28	2.12	0.00

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005



IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Back Debt to Income Ratio	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	DTI	DSCR
Not Available	$123,786,110	88	56.42%	$1,406,660	5.744%	359	750	61.76%	0.00	1.35
0.01 to 5.00	$7,186,191	5	3.28%	$1,437,238	5.737%	358	730	68.35%	2.52	1.33
5.01 to 10.00	$7,565,657	5	3.45%	$1,513,131	6.010%	358	737	66.67%	7.74	1.22
10.01 to 15.00	$5,758,303	5	2.62%	$1,151,661	6.098%	358	769	73.39%	12.15	1.28
15.01 to 20.00	$10,472,079	8	4.77%	$1,309,010	5.934%	358	718	72.57%	17.65	1.54
20.01 to 25.00	$1,660,612	3	0.76%	$553,537	5.943%	358	719	69.94%	21.63	1.22
25.01 to 30.00	$13,239,495	9	6.03%	$1,471,055	5.692%	358	733	71.81%	26.75	1.33
30.01 to 35.00	$11,637,960	10	5.30%	$1,163,796	5.530%	358	742	71.02%	31.55	1.25
35.01 to 40.00	$13,985,291	10	6.37%	$1,398,529	5.893%	359	699	63.70%	37.07	1.20
40.01 to 45.00	$10,228,909	10	4.66%	$1,022,891	5.835%	358	733	72.53%	43.53	1.27
45.01 to 50.00	$4,058,993	4	1.85%	$1,014,748	5.808%	359	681	67.69%	47.96	1.29
50.01 >=	$9,815,603	10	4.47%	$981,560	5.897%	358	717	68.52%	62.55	1.22
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**	**29.92**	**1.33**

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

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Dynamic Credit Collateral Analysis

Deal Name Here

Use only the collateral supporting the tranche we are buying

*** Row D uses total collateral supporting tranche as a denominator, all other rows use ROW TOTALS as a denominator***

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	0.03	248,641.27	514.76	45.13	74.31	8.84522	32.38	67.62	100.00	0.00	0.00	0.00	0.00	0.00	0	0.00	0
525	574	> 65%	0.03	189,059.37	571.09	11.41	80	8.46059	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0	0.00	0
575	599	> 65%	2.74	225,988.46	588.75	39.25	82.16	7.07313	61.72	25.79	99.66	0.00	1.28	83.10	0.00	0.00	20.01	96.06	57.52
600	619	> 70%	4.68	263,393.73	609.41	39.28	82.97	6.61216	79.32	12.78	98.91	1.09	1.20	70.85	0.00	0.00	27.3	94.50	51.35
620	639	> 70%	8.68	244,343.27	629.33	37.57	82.8	6.58537	69.69	17.01	96.30	2.59	4.49	57.62	1.60	2.46	25.06	86.48	55.08
640	659	> 70%	12.78	268,278.29	648.97	38.98	82.29	6.52399	72.36	14.36	94.18	5.22	5.25	41.78	1.13	0.54	22.53	87.15	60.56
660	679	> 80%	2.63	265,518.45	668.75	35.34	91.14	6.70942	67.80	15.18	91.44	7.48	5.34	33.60	0.00	5.25	87.51	79.73	1.74
680	699	> 80%	2.23	254,255.58	688.3	35.27	91.49	6.62788	70.60	14.12	89.26	9.26	4.25	29.03	2.02	6.84	87.87	68.64	3.14
700	724	> 80%	1.99	272,370.00	710.39	37.09	90.98	6.34542	66.33	15.45	79.88	16.04	3.89	27.35	3.54	4.55	88.45	77.00	2.82
725	749	> 80%	0.79	247,734.67	734.31	36.93	90.65	6.26904	66.75	19.96	83.65	13.63	3.81	27.21	0.00	3.58	94.12	67.83	9.27
750	max	> 90%	0.45	235,787.44	767.35	39.18	95.48	6.46952	58.23	20.56	83.16	6.11	3.41	28.91	0.00	10.45	100	66.84	0

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	0.26	257,315.19	686.76	54.06	60.95	5.77527	82.81	5.30	45.11	54.89	11.89	23.70	9.65	0.00	0	55.40	38.62
80.00%	84.99%	> 50%	0.34	340,360.56	694.94	52.67	70.56	6.00069	52.47	6.13	70.59	29.41	35.85	33.14	0.00	2.67	0	79.80	75.61
85.00%	89.99%	> 50%	0.44	290,180.48	694.15	52.12	80.37	5.83931	86.16	11.62	84.69	11.49	2.22	60.58	0.00	0.00	10.73	74.18	81.58
90.00%	94.99%	> 50%	0.06	320,978.11	693.74	56.11	88.43	6.24714	100.00	0.00	100.00	0.00	0.00	63.99	0.00	0.00	100	69.76	36.01
95.00%	99.99%	> 50%	0.10	212,671.10	692.5	52.44	90	6.23236	42.08	0.00	63.32	36.68	36.68	73.71	0.00	0.00	100	22.67	21.24
100.00%	109.99%	> 50%	0.03	235,653.16	655.78	54.3	100	5.84458	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	41.8	0.00	0
110.00%	max	> 50%																	

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	7.79	257,394.93	688.3	25.71	77.09	6.20722	66.23	13.99	78.82	17.46	10.17	37.42	1.30	0.00	17.39	78.18	39.87
30.00%	34.99%	< 600	9.79	275,055.02	688.61	32.54	77.28	6.15144	70.67	12.97	83.04	14.19	6.21	33.04	0.63	0.00	12.61	83.69	56.82
35.00%	39.99%	< 675	8.80	285,014.72	723.69	37.4	76.66	6.0229	67.67	12.44	77.95	18.58	7.96	22.52	0.46	0.00	7.59	83.23	61.41
40.00%	44.99%	< 675	12.44	307,597.00	720.19	42.42	77.95	6.08432	72.14	11.91	85.64	12.23	5.69	21.58	0.13	0.09	9.27	82.65	70.06
45.00%	49.99%	< 700	4.63	291,275.70	734.64	47.44	79.14	6.00265	65.69	8.95	79.38	19.13	9.99	31.46	1.52	0.00	13.29	84.02	68.97
50.00%	54.99%	< 750	0.13	286,923.05	773.19	51.66	74.29	6.39317	61.10	0.00	32.98	67.02	38.90	41.74	0.00	0.00	16.8	58.67	41.87
56%	max	< 750																	

IV. LIMITED AND STATED DOC

FICO Low	FICO High		Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524		0.01	248,641.27	514.76	45.13	74.31	8.84522	32.38	67.62	100.00	0.00	0.00	0.00	0.00	0.00	0	0.00	67.62	0.00	0.00
525	574		0.03	150,651.92	569.97	19.75	68.88	8.24244	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0	0.00	15.74	0.00	35.83
575	599		0.04	337,232.21	589.49	31.32	80.02	7.30516	82.36	7.99	98.21	0.00	0.00	0.00	0.00	0.00	40.7	82.49	59.83	0.00	8.63
600	619		0.52	348,009.72	609.58	37.36	80.1	6.85169	74.28	13.32	92.09	5.42	2.30	0.00	0.00	0.00	39.36	79.97	69.98	1.23	12.39
620	639		1.74	312,518.17	630.55	35.13	77.96	6.70532	69.48	15.08	88.98	6.70	7.25	0.00	3.96	0.00	25.63	78.23	59.55	6.01	6.68
640	659		4.70	296,638.96	649.9	37.17	79.36	6.60958	72.92	13.28	89.01	10.22	5.90	0.00	2.26	0.00	19.05	83.29	60.57	3.49	6.11
660	679		6.64	286,656.58	669.36	35.53	79.2	6.47471	71.74	10.69	85.32	13.47	9.38	0.00	0.23	0.00	14.53	81.42	57.17	4.46	7.05
680	699		9.78	310,721.23	688.48	36.59	77.89	6.30811	64.95	14.55	81.08	15.68	9.33	0.00	0.62	0.00	10.32	84.86	63.13	2.53	8.35
700	724		12.30	310,490.98	710.98	36.62	77.2	6.08665	62.18	16.39	77.39	19.56	10.20	0.00	0.94	0.00	10.36	82.81	63.01	2.32	7.93
725	749		11.01	292,466.07	736.01	35.01	76.93	6.01967	68.20	13.57	78.28	19.50	6.88	0.00	0.69	0.00	7.38	80.42	61.37	2.72	8.38
750	max		6.83	314,097.49	770.72	34.69	74.42	6.01767	60.18	15.97	69.21	24.95	10.83	0.00	0.66	0.00	5.48	81.26	55.89	5.19	7.82

V. High LTV LOANS

LTV	LTV		Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
80.00%	89.99%		4.86	294,578.73	682.06	35.92	86.14	8.36	74.88	10.68	89.50	8.88	6.81	44.90	0.91	2.11	87.12	80.45	56.91	1.14	6.48	83.76	6.07	0.87
90.00%	94.99%		6.67	288,837.88	684.65	37.24	90.62	6.71	73.18	12.73	89.05	8.80	3.66	34.92	2.34	2.50	87.65	83.61	56.40	1.20	8.97	86.93	3.67	1.32
95.00%	99.99%		4.61	265,715.14	670.27	36.96	95.02	6.92	71.05	16.16	95.71	3.11	2.36	36.45	3.08	7.49	89.36	80.03	47.39	2.66	15.41	75.85	7.03	4.13
100.00%	109.99%		0.70	184,455.82	685.98	40.48	100.00	7.53	54.47	27.50	99.53	0.47	0.65	30.22	1.66	0.00	63.58	53.58	6.89	1.21	35.28	16.46	22.6	28.29
110.00%	max		0.00	28,726.70	627.00	43.27	124.34	13.62	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0	0

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524																						
525	574																						
575	599	2.68	229,059.12	588.76	39.78	81.63	7.02	61.21	25.66	100.00	0.00	1.30	84.13	0.00	0.00	19.88	100.00	37.88	0.00	7.79	0	0	99.62
600	619	4.69	267,804.05	609.47	39.19	82.03	6.60	79.24	14.13	100.00	0.00	0.35	70.37	0.00	0.00	26.43	100.00	57.22	0.66	5.20	0	0	96.59
620	639	8.87	268,696.55	629.55	38.23	79.60	6.45	71.85	16.16	95.32	2.32	3.54	56.10	1.21	2.45	20.31	100.00	51.94	1.53	6.69	6.5	0.57	72.84
640	659	12.30	281,762.45	649.17	38.81	80.56	6.46	71.92	15.01	93.56	5.76	4.89	40.79	1.24	0.66	20.21	100.00	56.27	0.73	7.72	9.88	1.72	67.11
660	679	12.06	284,961.17	669.16	37.77	79.73	6.34	72.29	13.75	90.72	8.07	5.81	30.63	0.00	3.30	15.14	100.00	58.40	0.68	6.67	6	1.36	67.76
680	699	13.37	311,172.52	688.51	37.15	78.41	6.25	66.28	15.17	84.06	12.89	7.29	19.06	0.40	2.90	10.13	100.00	64.02	1.07	7.32	5.84	2.74	54.99
700	724	11.55	311,003.38	711.11	37.37	78.32	6.04	61.49	16.10	79.74	17.70	10.28	18.81	0.89	2.22	11.98	100.00	63.36	1.92	7.06	9.27	6.2	47.01
725	749	7.26	300,838.58	736.15	36.11	76.88	6.00	66.25	13.39	79.65	19.05	5.28	21.11	0.65	3.30	6.78	100.00	63.98	0.29	6.46	10.96	4.99	48.58
750	max	9.73	317,271.74	770.39	36.00	75.36	5.92	60.87	16.53	70.55	23.91	8.47	18.44	0.59	3.03	6.44	100.00	59.81	1.38	7.86	9.58	5.63	40.98

VI (a) Investor LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524																						
525	574																						
575	599																						
600	619	0.12	355,607.71	608.49	42.33	71.68	6.73032	42.97	0.00	0.00	100.00	0.00	20.47	0.00	0.00	0	0.00	32.86	0	46.67	0	0	0
620	639	0.40	181,157.03	630.83	30.88	75.87	6.90482	30.06	17.83	0.00	100.00	46.71	20.79	0.00	0.00	27.07	51.73	45.96	8.35	14.96	1.38	0	22.12
640	659	1.02	200,034.88	651.53	35.89	74.72	6.75041	57.96	9.32	0.00	100.00	28.12	10.19	0.64	3.62	7.7	69.16	59.31	3.32	12.86	6.15	0	30.54
660	679	1.53	218,559.91	669.54	32.21	76.59	6.8369	46.02	13.47	0.00	100.00	33.79	12.44	0.00	1.22	11.08	63.70	41.99	2.43	16.5	3.09	0	20.72
680	699	2.37	247,107.50	688.18	32.29	73.57	6.3699	41.26	13.06	0.00	100.00	34.12	13.46	0.76	5.08	8.2	72.83	52.33	4.05	17.65	1.2	0	26.12
700	724	2.63	250,172.99	711.59	35.59	75.34	6.25562	38.31	12.56	0.00	100.00	33.90	15.96	0.00	2.13	8.93	77.70	49.31	4.95	9.74	4.38	5.15	23.96
725	749	1.84	238,381.18	736.56	36.35	74.6	6.17254	58.34	14.33	0.00	100.00	15.65	21.45	0.00	6.14	5.86	75.25	50.93	3.53	10.39	15.71	0.7	26.89
750	max	3.08	254,724.26	773.22	34.51	71.23	6.12642	52.45	11.22	0.00	100.00	21.47	19.59	0.00	4.34	4.35	75.43	45.42	3.23	12.77	9.84	0.61	27.02

VI.(b) NINA LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524																						
525	574																						
575	599																						
600	619																						
620	639	0.12	248,535.92	628.58	3.42	70.85	6.74	82.86	4.90	98.79	0.00	12.24	0.00	0.00	100.00	7.95	52.47	29.83	5.28	9.22	0	0	19.59
640	659	0.40	209,321.53	650.84	1.00	63.66	6.55	79.71	14.40	85.18	14.82	0.00	0.00	0.00	100.00	3.51	32.48	34.11	10.84	7.43	0	2.99	0
660	679	1.02	243,729.75	669.95	1.00	70.29	6.39	78.63	8.17	89.07	2.80	2.65	0.00	0.00	100.00	20.78	59.86	43.79	4.24	25.80	7.46	0	10.77
680	699	1.53	255,468.39	688.25	2.66	74.34	6.32	45.17	28.62	79.40	18.61	13.17	0.00	0.00	100.00	23.63	60.02	48.54	7.15	23.83	0	5.15	10.31
700	724	2.37	237,367.47	710.03	0.88	74.68	6.56	86.53	0.00	85.13	11.84	4.04	0.00	0.00	100.00	19.12	54.16	46.65	3.49	17.63	0	3.01	12.39
725	749	2.63	262,216.53	738.12	1.00	63.35	6.26	61.68	18.98	70.55	29.45	9.01	0.00	0.00	100.00	7.37	62.40	48.83	10.21	8.85	0	0	8.04
750	max	1.84	260,693.16	771.90	0.85	69.39	6.09	58.06	17.09	77.94	20.29	19.46	0.00	0.00	100.00	24.73	44.76	39.82	4.04	18.48	0	2.46	7.36

VII. SECOND LIEN LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CLTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524																			
525	574																			
575	599																			
600	619																			
620	639	0.10	114,196.51	628.37	42.49	99.99	11.58	47.89	30.48	96.27	3.73	13.75	18.85	0.00	100.00	0.00	14.60	54.40	0.00	18.18
640	659	0.03	81,825.04	646.06	46.88	97.10	11.10	40.03	4.07	80.56	19.44	0.00	15.43	0.00	100.00	0.00	38.09	71.27	15.43	0
660	679	0.04	88,590.72	668.65	38.64	96.51	10.75	13.98	42.34	45.57	49.17	10.98	3.90	0.00	100.00	0.00	0.00	0.00	0.00	37.98
680	699	0.02	62,913.60	688.80	46.99	98.78	11.76	93.23	0.00	42.39	57.61	6.77	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0
700	724	0.01	46,786.26	718.69	43.44	97.04	9.72	80.88	0.00	92.90	7.10	0.00	0.00	0.00	100.00	0.00	0.00	73.78	0.00	19.12
725	749	0.00	42,241.12	738.00	41.07	99.97	8.25	0.00	100.00	100.00	0.00	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0
750	max	0.00	49,832.70	758.00	36.60	90.00	9.75	0.00	0.00	0.00	100.00	100.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0

VIII. MANUFACTURED HOME LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% Land/Home	% Single wide	% CA	% NY	% FL	2/28	3/27	5/25
500	524	0.00	0.00																						
525	574	0.00	0.00																						
575	599	0.00	0.00																						
600	619	0.00	0.00																						
620	639	0.00	0.00																						
640	659	0.00	0.00																						
660	679	0.00	0.00																						
680	699	0.00	0.00																						
700	724	0.00	0.00																						
725	749	0.00	0.00																						
750	max	0.00	0.00																						

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FICO Score Note: Cells in red font are calculations

Collateral Cuts for Alt-A

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% IO	% w/ Piggy-back 2nds	CLTV w/ Piggyback	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
FICO NA	741,902	0.05%	> 75.0	363,419	0.02%	185,475.46	6.347		0.00	73.30	38.28	64.83	39.43	83.16	88.41	0.00	23.58	0.00
0 – 500.00		0.00%	> 75.0		0.00%													
500.01 – 550.00	497,283	0.03%	> 80.0	-	0.00%	248,641.27	8.845		514.76	74.31	45.13	0	0	74.31	100.00	100.00	0.00	100.00
550.01 – 575.00	602,608	0.04%	> 80.0	-	0.00%	150,651.92	8.242		569.97	68.88	19.75	0	0	68.88	100.00	100.00	0.00	30.06
550.01 – 600.00	46,006,488	3.06%	> 80.0	12,172,187	0.81%	233,535.47	7.005	19.27	589.70	81.24	38.97	95.59	54.51	92.2	87.70	98.91	79.47	29.67
600.01 – 620.00	82,677,149	5.50%	> 80.0	25,052,303	1.67%	259,991.03	6.603	23.07	611.06	80.69	38.37	89.64	48.27	90.28	90.25	97.50	66.05	42.56
620.01 – 650.00	271,687,877	18.07%	> 80.0	63,905,588	4.25%	258,258.44	6.497	20.45	636.92	79.79	38	84.78	54.37	90.01	86.74	94.05	47.80	39.55
650.01 – 680.00	327,061,022	21.76%	> 85.0	53,609,842	3.57%	269,852.33	6.373	17.31	665.52	79.17	37.02	83.16	59.09	90.12	85.02	88.34	28.40	31.42
680.01 – 700.00	243,626,944	16.21%	> 85.0	28,947,983	1.93%	293,526.44	6.226	12.47	689.55	78.28	36.52	82.84	65.27	90.24	80.83	82.61	20.70	26.13
700.01 – 750.00	343,624,826	22.86%	> 85.0	30,971,884	2.06%	288,517.91	6.013	10.26	721.93	77.05	36	79.77	60.6	88.19	78.97	78.40	20.66	23.12
750.01 – 800.00	177,657,681	11.82%	> 90.0	6,457,836	0.43%	296,096.14	5.946	7.92	769.86	74.62	34.87	77.23	55.22	84.9	75.36	70.30	20.30	18.01
800 +	8,976,616	0.60%	> 90.0	-	0.00%	299,220.53	5.767	3.73	806.15	68.17	32.13	73.31	31.29	73.83	81.66	78.94	17.78	16.92
TOTAL	1,503,160,395	100.00%		221,481,041	14.73%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.53	58.17	89.02	82.49	84.77	31.48	29.03

FICO: Average 685 **Min:** 508 **Max:** 816

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% IO	% w/ Piggy-back 2nds	CLTV w/ Piggyback	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
<= 20	325,406,861	21.65%	< 600	3,512,690	0.23%	282,471.23	6.298	13.25	698.82	75.73	5.27	74.41	48.4	84.21	78.12	76.55	9.68	25.62
20.001 – 25.00	44,665,528	2.97%	< 600	1,288,112	0.09%	246,770.87	6.222	19.19	688.62	76.80	22.96	74.05	41.3	84.17	77.84	77.52	37.25	36.29
25.001 – 30.00	80,599,804	5.36%	< 625	9,735,516	0.65%	266,886.77	6.206	15.94	685.66	77.48	28.11	81.85	42.69	85.26	82.28	80.36	41.52	34.87
30.001 – 35.00	158,810,682	10.57%	< 625	18,277,963	1.22%	271,936.10	6.171	14.28	685.61	77.51	32.97	84.69	54.72	87.23	84.05	83.96	33.52	33.78
35.001 – 40.00	268,201,241	17.84%	< 650	79,007,123	5.26%	283,510.83	6.262	15.10	682.99	78.90	38.06	86.55	57.06	89.52	83.87	86.99	35.92	30.40
40.001 – 45.00	350,912,704	23.34%	< 650	98,238,833	6.54%	286,459.35	6.278	14.95	681.67	79.49	42.9	85.41	66.91	92.27	84.09	89.70	35.36	27.24
45.001 – 50.00	256,001,348	17.03%	< 675	141,679,831	9.43%	259,899.85	6.340	14.31	671.95	79.86	47.85	86.3	69.51	93.5	84.43	90.24	48.17	27.63
50.001 – 55.00	15,554,257	1.03%	< 700	10,322,749	0.69%	293,476.55	5.902	16.05	691.41	74.91	52	65.28	64.29	86	78.28	76.70	46.44	35.09
55+	3,007,969	0.20%	< 700	1,185,677	0.08%	250,664.06	6.031	28.89	693.21	77.47	57.97	67.1	45.93	86.06	93.23	48.03	44.11	56.71
TOTAL	1,503,160,395	100.00%		363,248,494	24.17%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.53	58.17	89.02	82.49	84.77	32.41	29.03

DTI: Average 0.01 **Min:** 65.05 **Max:** 36.79

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% IO	% w/ Piggy-back 2nds	CLTV w/ Piggyback	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 60.00	90,950,276	6.05%	> 50	$1,112,683.69	0.07%	299,178.54	5.865	-	710.86	51.42	30	59	13	53	75.68	68.88	18.04	59.92
60.01 – 70.00	185,320,908	12.33%	> 50	6,557,202.58	0.44%	313,571.76	5.945	-	698.70	67.78	36	78	51	79	76.92	65.02	15.66	42.54
70.01 – 80.00	973,683,855	64.78%	> 50	7,253,418.97	0.48%	268,232.47	6.256	-	684.72	79.35	38	86	78	94	83.27	88.28	35.44	18.56
80.01 – 85.00	43,953,241	2.92%	> 50	715,982.12	0.05%	301,049.59	6.239	85.02	664.42	84.47	37	76	6	85	83.96	85.09	42.93	60.82
85.01 – 90.00	112,506,268	7.48%	> 50	2,451,632.03	0.16%	287,005.79	6.670	87.77	662.16	89.65	37	84	1	90	88.29	90.42	36.59	48.06
90.01 – 95.00	85,887,096	5.71%	> 50	0	0.00%	273,525.78	6.870	89.82	670.27	94.74	37	81	1	95	84.45	95.01	38.72	46.48
95.01 – 100.00	10,801,298	0.72%	> 50	471,308.31	0.03%	177,070.45	7.521	63.75	686.19	99.97	39	54	0	100	82.45	99.54	30.22	14.97
100+	57,453	0.00%	> 50	0	0.00%	28,726.70	13.619	-	627.00	124.34	43.27	0.00	0.00	124.34	100.00	100.00	100.00	0.00
TOTAL	1,503,160,395	100.00%		18,562,226	1.23%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.53	58.17	89.02	82.49	84.77	32.41	29.03

LTV: Average 78.19 **Min:** 12 **Max:** 124.44

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Top 10 Originators

Originator	%
IMPAC	100%

Top 10 Servicers

Servicer	%

Top 10 MSA

MSA	% [2]
San Jose CA	2.76%
Los Angeles CA	2.40%
Sacramento CA	1.67%
Las Vegas NV	1.34%
San Diego CA	1.28%
Stockton CA	1.22%
Phoenix AZ	1.13%
Miami FL	1.07%
Oakland CA	0.91%
Woodbridge VA	0.91%

Top 10 Investor MSA

MSA	% [2]
Los Angeles CA	0.46%
Sacramento CA	0.36%
Miami FL	0.18%
Las Vegas NV	0.18%
San Francisco CA	0.18%
North Myrtle Beach SC	0.16%
Woodbridge VA	0.16%
Long Beach CA	0.15%
Encinitas CA	0.14%
San Jose CA San Jose CA	0.14%

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	815,237,118	54.23%	350,941.51	6.14648	13.13	686.75	77.77	37.71	82.53	87.48	32.6	24.75
Florida	122,352,145	8.14%	211,316.31	6.45061	21.44	686.78	78.95	33.73	73.3	69.79	21.37	28.18
Arizona	72,977,652	4.85%	204,419.19	6.69623	18.72	668.46	80.53	38.14	92.23	85.23	25.16	55.72
Virginia	72,575,343	4.83%	301,142.50	6.47523	13.64	685.23	79.96	35.08	88.47	87.7	21.94	20.55
New Jersey	52,150,476	3.47%	278,879.55	6.33211	11.5	693.93	78.87	34.04	78.78	85.64	30.98	27.02
New York	49,089,388	3.27%	389,598.32	6.25201	8.01	701.97	71.28	30.25	63.18	82.4	35.42	23.84
Maryland	36,970,665	2.46%	248,125.27	6.52504	12.18	678.04	78.56	38.53	88.72	89.4	23.89	43.76
Nevada	30,339,346	2.02%	237,028.14	6.23782	15.66	687.08	79.15	37.61	90.18	79.9	24.9	30.6
Colorado	29,684,848	1.97%	192,758.75	6.32826	7.94	657.36	79.23	39.51	96.52	86.11	20.43	65.74
Illinois	21,637,163	1.44%	220,787.38	6.56523	30.63	680.43	82.45	38.71	78.01	87.34	32.02	51.22
Georgia	20,543,948	1.37%	167,023.97	6.36286	13.93	677.96	80.75	37.22	94.98	84.93	22.63	50.9
Minnesota	18,868,504	1.26%	188,685.04	6.39585	24.35	661.63	81.81	35.63	87.82	93.31	27.32	64.72
Other	160,733,800	10.69%	183,695.77	6.31726	17.21	683.94	78.6	36.01	82.16	79.63	23.29	47.79
TOTAL	1,503,160,395	100.00%	**276,316.25**	**6.2688**	**14.66**	**684.92**	**78.19**	**36.79**	**82.49**	**84.77**	**29.03**	**31.48**

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	1,018,101	0.07%	37,707.43	8.855	9.24	674.85	80.76	36.69	77.02	64.28	16.24	56.04
$51 – $75K	7,038,118	0.47%	64,569.89	6.961	19.48	680.1	77.1	35.14	81.93	48.63	22.08	46.36
$76 – $100K	20,171,472	1.34%	90,051.21	6.617	12.88	671.52	76.97	36.04	79.10	67.88	23.77	58.36
$101 – $150K	113,078,755	7.52%	127,484.50	6.481	14.04	672.78	78.83	36.61	82.30	80.39	20.02	56.12
$151 – $200K	154,143,869	10.25%	176,164.42	6.376	14.86	681.84	78.22	36.28	82.53	79.84	26.36	41.54
$200 – $250K	171,182,864	11.39%	226,133.24	6.293	13.44	682.46	78.03	36.10	82.76	83.91	26.32	36.05
$251 – $300K	191,679,901	12.75%	275,007.03	6.252	16.84	682.51	78.7	37.14	84.85	88.70	32.62	30.87
$301 – $400K	300,014,214	19.96%	348,044.33	6.266	18.3	689.85	79.28	37.29	80.48	87.63	30.72	25.23
$401 – $500K	245,170,527	16.31%	449,854.18	6.228	16.55	689.77	78.72	37.21	82.76	88.01	28.16	23.98
$501 – $600K	136,710,297	9.09%	546,841.19	6.156	18.06	680.24	79.93	37.99	84.35	91.11	31.33	29.24
$601 – $700K	69,883,236	4.65%	647,067.00	6.195	2.67	677.49	77.85	35.57	80.44	82.00	34.41	26.66
$701 – $800K	28,214,002	1.88%	742,473.74	6.124	0	685.86	77.31	33.68	92.30	89.52	31.56	26.12
$801 – $900K	12,014,657	0.80%	858,189.76	6.059	0	713.17	74.23	36.56	92.68	86.24	36.45	14.73
>$900K	52,840,383	3.52%	1,124,263.47	5.929	0	706.99	64.54	35.1	75.28	61.93	33.29	13.16
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77	29.03	31.48

Principal Balance: Average 276316 **Min:** 9967 **Max:** 2,000,000.00

Documentation Type

Doc Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	473,176,339	31.48%	234,826.97	6.157	17.27	664.72	80.21	39.81	85.35	92.49	29.87
Alternative Doc	9,434,976	0.63%	285,908.35	5.894	43.92	669.87	82.03	42.95	98.96	96.10	82.84
Stated Doc	966,627,731	64.31%	304,545.60	6.323	12.9	694.13	77.61	35.87	80.92	80.99	27.39
Limited Doc	962,317	0.06%	240,579.23	5.124	35.88	735.44	63.43	28.08	100.00	100.00	27.53
NINA	52,959,032	3.52%	247,472.11	6.374	17.44	699.24	70.29	1.65	82.28	82.72	41.81
Other		0.00%									
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77	29.03

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	1,019,880,574	67.85%	274,530.44	6.223	15.51	682.6	78.44	37.24	89.17	31.22	32.37
PUD	220,043,399	14.64%	285,030.31	6.352	12.92	681.74	78.52	36.21	86.66	23.77	33.52
Townhouse	4,773,604	0.32%	190,944.16	6.627	7.80	698.94	79.86	38.99	74.88	7.35	32.39
2 – 4 Family	109,486,815	7.28%	347,577.19	6.575	9.14	701.42	74.4	33.23	50.04	35.00	18.96
Condo	148,976,003	9.91%	243,027.74	6.225	15.56	692.9	78.68	36.99	77.76	18.10	31.54
Manufactured		0.00%									
Other		0.00%									
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	84.77	29.03	31.48

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	220,151,053.45	14.65%	267,173.61	6.661	100	668.65	90.89	36.65	91.12	49.31	37.13	NO
Loans >80 LTV w/o MI	29,894,575.41	1.99%	533,831.70	6.515	0	650.59	90.45	37.69	95.39	42.06	47.19	
Other	1,253,114,765.95	83.37%	274,805.87	6.194	0	688.6	75.66	36.8	83.41	25.16	30.11	
TOTAL	1,503,160,394.81	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	84.77	29.03	31.48	

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ
Debt Consolidation	57,453	0.00%	28,726.70	13.619	0	627	124.34	43.27	100	100
Refinance – Cashout	436,350,017	29.03%	295,429.94	6.282	24.88	673	76.14	36.60	84.96	87.80
Purchase	953,655,773	63.44%	271,078.96	6.282	9.4	690.42	79.40	36.92	81.12	83.64
Refinance – Rate Term	113,097,151	7.52%	255,298.31	6.103	19.4	684.64	75.85	36.48	84.46	82.69
Other		0.00%								
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	203,159,990.30	13.52%	256,515.14	6.338	6.28	705.1	69.75	30.69	78.37	77.62	41.88		
Floating		0.00%											
6 mo ARM	16,827,165.06	1.12%	271,405.89	5.730	25.55	683.11	75.59	29.88	83.09	71.12	34.31	LM6	3.70109
6 mo ARM IO	74,958,703.33	4.99%	382,442.36	5.708	5.96	706.14	76.78	33.3	79.85	66.79	19.04	LM6	3.16341
1 yr ARM	7,209,530.06	0.48%	400,529.45	6.011	14.13	673.39	75.38	38.32	58.05	45.75	28.72	LY1	4.73777
1 yr ARM IO	40,934,770.36	2.72%	312,479.16	5.800	0.81	696.51	76.67	38.79	81.61	76.61	22.04	LY1	3.76345
2 yr ARM	98,429,723.56	6.55%	205,919.92	6.222	27.09	691.67	80.4	35.95	78.64	74.72	39.49	LM6	4.30942
2 yr ARM IO	891,976,627.41	59.34%	282,003.36	6.389	16.57	673.37	80.11	38.3	84.97	90.33	26.89	LM6	5.0277
3 yr ARM	11,237,020.85	0.75%	178,365.41	6.109	27.42	697.95	80.06	36.1	69.78	69.28	33.21	LM6	3.94185
3 yr ARM IO	89,965,372.54	5.99%	290,210.88	5.970	13.52	708.59	79.35	39.54	78.94	84.45	18.57	LM6	3.16177
5 yr ARM	6,248,333.32	0.42%	240,320.51	6.255	7.32	698.36	75.4	31.58	71.84	78.45	21.13	LM6	3.532
5 yr ARM IO	47,667,038.00	3.17%	294,240.98	6.063	14.94	706.47	78.14	38.52	79.19	87.2	30.05	LM6	2.95245
>5 yr ARM	1,095,009.92	0.07%	273,752.48	5.679	0.00	731.74	77.94	38.92	83.93	100	0	LY1	2.42238
>5 yr ARM IO	4,678,665.00	0.31%	359,897.31	5.996	0.00	728.1	71.01	40.77	81.44	81.26	28	LM6	2.49372
Other	8,772,445.10	0.58%	398,747.50	5.785	0.00	678.64	71.12	36.22	92.99	62.96	45.49	LM1	2.69124
TOTAL	1,503,160,394.81	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77	29.03		4.55835

Fill out complete list of mortgage loans including IO's

Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
First Lien	1,500,000,668	99.79%	277,520.94	6.258	14.68	685	78.14	36.78	82.52	84.79	29.01
Second Lien	3,159,727	0.21%	90,277.91	11.205	0.00	652.89	98.23	42.51	69.44	76.6	38.36
Third Lien		0.00%									
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77	29.03

Occupancy Status

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout
Primary Residence	1,274,303,815	84.77%	282,425.49	6.257	15.74	680.12	78.96	37.20	86.33	100.00	30.07
Second Home	33,626,038	2.24%	311,352.20	6.157	12.24	707.63	72.98	32.99	68.80	0.00	16.35
Investment	195,230,543	12.99%	238,086.03	6.366	7.9	712.4	74.02	34.39	59.77	0.00	24.44
Non-owner		0.00%									
Other		0.00%									
TOTAL	1,503,160,395	100.00%	276,316.25	6.269	14.65	684.92	78.19	36.79	82.49	84.77	29.03

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
0 Months	348,805,009.40	23.20%	269,347.50	6.178	13.24	1295	698.5	78	35.3	81.75	81.91	28.34
6 Months	25,682,353.72	1.71%	435,294.13	6.105	2.07	59	680.03	71.33	35.61	88.11	64.98	35.98
12 Months	210,614,264.68	14.01%	322,533.33	6.207	9.74	653	699.76	75.69	35.81	78.89	77.28	24.28
24 Months	742,605,751.87	49.40%	270,826.31	6.354	17.52	2742	671.06	80.07	38.44	85.08	90.56	28.81
36 Months	147,413,123.13	9.81%	249,852.75	6.221	14.38	590	698.25	75.37	32.6	77.86	81.1	36.7
60 Months	23,989,692.01	1.60%	260,757.52	5.969	6.68	92	706.35	70.17	31.58	65.46	60.74	36.21
Other - specify	4,050,200.00	0.27%	450,022.22	6.281	0.00	9	703.75	72.61	40.03	91.3	61.92	10.37
TOTAL	1,503,160,394.81	100.00%	276,316.25	6.269	14.65	5440	684.92	78.19	36.79	82.49	84.77	29.03

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1												
Group 2												
Group 3												
Group 4												
Group 5												
Group 6												
TOTAL												

Section 32 Loans

	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	0%									
Total	0	0%									

GA & KY% and Top 10 States

State	%
Georgia	1.37%
Kentucky	0.06%
California	54.23%
Florida	8.14%
Arizona	4.85%
Virginia	4.83%
New Jersey	3.47%
New York	3.27%
Maryland	2.46%
Nevada	2.02%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cumulative Losses	Foreclosure Frequency	Loss Severity	Cumulative Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
40 - 70% Loans w/ >80 LTV down to 80%	40%
40 - 70% Loans w/ >80 LTV down to 60%	35%
>70% Loans w/ >80 LTV down to 60%	30%

Default Ramp - 0 to 4.5 CDR over 38 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 Month LIBOR Loan-IO	$3,161,900	6	1.13%	$526,983	5.647%	358	622	67.32%
6 Month LIBOR Loans	3,715,799	16	1.33	232,237	6.239	346	614	65.74
6 Month LIBOR Loans-IO	3,682,900	8	1.32	460,363	5.744	359	631	71.17
1 Year LIBOR Loans	2,282,902	5	0.82	456,580	6.406	360	613	69.19
1 Year LIBOR Loans-IO	3,290,870	10	1.18	329,087	6.153	359	628	75.30
2/28 6 Month LIBOR Loans	12,256,933	62	4.39	197,692	6.654	356	628	78.85
2/28 6 Month LIBOR Loans-IO	223,866,437	875	80.23	255,847	6.615	358	616	81.17
3/27 1 Year LIBOR Loans-IO	760,000	2	0.27	380,000	6.493	356	628	78.39
3/27 6 Month LIBOR Loans	1,000,542	6	0.36	166,757	6.741	347	618	68.15
3/27 6 Month LIBOR Loans-IO	2,021,260	10	0.72	202,126	6.394	359	630	78.27
5/25 1 Year LIBOR Loans-IO	1,379,155	3	0.49	459,718	5.307	360	632	74.69
5/25 6 Month LIBOR Loans-IO	2,011,391	8	0.72	251,424	6.879	359	628	82.53
Balloon Loans	1,027,726	8	0.37	128,466	11.482	178	628	99.35
Balloon Loans-IO	216,750	2	0.08	108,375	11.343	178	633	96.57
15 Year Fixed Rate Loans	1,213,477	8	0.43	151,685	7.228	176	614	69.66
20 Year Fixed Rate Loans	28,442	1	0.01	28,442	14.250	146	627	124.23
30 Year Fixed Rate Loans	12,987,861	61	4.65	212,916	6.900	358	618	73.91
30 Year Fixed Rate Loans-IO	4,110,700	13	1.47	316,208	6.884	359	627	75.23
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Current Mortgage Loan Principal Balances

Range of Current Mortgage L(Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$104,614,927	677	37.49%	$154,527	6.781%	354	616	79.61%
$250,000.01 to $300,000.00	36,631,148	132	13.13	277,509	6.627	356	618	80.42
$300,000.01 to $350,000.00	23,078,735	71	8.27	325,053	6.700	358	618	80.33
$350,000.01 to $400,000.00	18,331,650	49	6.57	374,115	6.575	358	622	82.27
$400,000.01 to $450,000.00	17,097,460	40	6.13	427,436	6.626	359	618	80.98
$450,000.01 to $500,000.00	17,717,091	37	6.35	478,840	6.340	358	622	79.45
$500,000.01 to $550,000.00	11,945,480	23	4.28	519,369	6.576	358	613	81.35
$550,000.01 to $600,000.00	18,477,307	32	6.62	577,416	6.354	358	615	82.75
$600,000.01 to $650,000.00	10,068,383	16	3.61	629,274	6.621	357	609	78.91
$650,000.01 to $700,000.00	10,125,976	15	3.63	675,065	6.500	359	618	82.07
$700,000.01 to $750,000.00	4,391,989	6	1.57	731,998	6.065	358	620	74.44
$900,000.01 to $950,000.00	1,846,000	2	0.66	923,000	6.174	359	638	65.00
$950,000.01 to $1,000,000.00	1,993,900	2	0.71	996,950	5.188	359	631	67.14
$1,000,000.01 to $2,000,000.0C	2,695,000	2	0.97	1,347,500	6.270	356	638	60.35
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage L Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$104,364,927	676	37.40%	$154,386	6.783%	354	616	79.72%
$250,000.01 to $300,000.00	36,881,148	133	13.22	277,302	6.623	356	618	80.12
$300,000.01 to $350,000.00	23,078,735	71	8.27	325,053	6.700	358	618	80.33
$350,000.01 to $400,000.00	18,331,650	49	6.57	374,115	6.575	358	622	82.27
$400,000.01 to $450,000.00	17,097,460	40	6.13	427,436	6.626	359	618	80.98
$450,000.01 to $500,000.00	17,717,091	37	6.35	478,840	6.340	358	622	79.45
$500,000.01 to $550,000.00	11,945,480	23	4.28	519,369	6.576	358	613	81.35
$550,000.01 to $600,000.00	18,477,307	32	6.62	577,416	6.354	358	615	82.75
$600,000.01 to $650,000.00	10,068,383	16	3.61	629,274	6.621	357	609	78.91
$650,000.01 to $700,000.00	10,125,976	15	3.63	675,065	6.500	359	618	82.07
$700,000.01 to $750,000.00	4,391,989	6	1.57	731,998	6.065	358	620	74.44
$900,000.01 to $950,000.00	1,846,000	2	0.66	923,000	6.174	359	638	65.00
$950,000.01 to $1,000,000.00	1,993,900	2	0.71	996,950	5.188	359	631	67.14
$1,000,000.01 to $2,000,000.0C	2,695,000	2	0.97	1,347,500	6.270	356	638	60.35
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$136,151,190	376	48.80%	$362,104	6.417%	356	619	79.96%
Arizona	23,741,712	137	8.51	173,297	7.016	358	611	81.96
Florida	22,557,665	110	8.08	205,070	6.932	354	617	79.81
Colorado	13,131,553	77	4.71	170,540	6.546	358	609	80.26
Virginia	10,248,564	33	3.67	310,563	6.865	356	625	76.38
Maryland	7,314,608	30	2.62	243,820	6.716	355	618	75.02
New Jersey	6,312,638	23	2.26	274,463	7.394	354	621	81.47
New York	6,238,254	14	2.24	445,590	6.607	357	632	70.53
Minnesota	5,710,249	30	2.05	190,342	6.604	357	612	83.60
Washington	5,550,769	27	1.99	205,584	6.343	358	617	82.86
Illinois	4,583,373	21	1.64	218,256	6.864	358	619	81.43
Nevada	4,087,866	18	1.47	227,104	6.652	359	613	81.16
Oregon	4,017,220	21	1.44	191,296	6.326	358	618	77.85
Georgia	3,877,613	21	1.39	184,648	6.893	356	614	83.16
Hawaii	3,629,794	10	1.30	362,979	6.477	359	625	79.54
Utah	3,513,044	24	1.26	146,377	6.736	352	611	80.99
Texas	2,609,824	17	0.94	153,519	7.115	357	609	80.81
Ohio	2,363,088	17	0.85	139,005	6.603	342	620	80.50
Michigan	1,998,141	16	0.72	124,884	6.924	356	617	82.31
North Carolina	1,473,359	11	0.53	133,942	7.077	353	623	82.66
Idaho	1,249,937	6	0.45	208,323	7.373	358	607	87.07
Massachusetts	1,179,127	6	0.42	196,521	6.693	358	623	79.84
Tennessee	1,111,124	7	0.40	158,732	6.599	358	622	70.97
Missouri	928,085	7	0.33	132,584	6.765	358	619	81.30
New Mexico	621,392	5	0.22	124,278	6.685	351	623	81.95
South Carolina	574,399	5	0.21	114,880	6.730	352	629	85.08
Wisconsin	504,581	4	0.18	126,145	6.873	357	614	79.75
District of Columbia	499,000	2	0.18	249,500	6.807	360	609	70.80
Pennsylvania	461,631	3	0.17	153,877	6.990	348	628	74.87
Rhode Island	429,200	2	0.15	214,600	6.373	358	624	77.56
Connecticut	421,828	3	0.15	140,609	6.594	358	627	79.19
Mississippi	310,820	4	0.11	77,705	6.256	358	611	75.41
Iowa	284,295	3	0.10	94,765	6.592	358	621	80.00
Indiana	223,472	3	0.08	74,491	6.945	358	623	83.11
Kentucky	212,504	2	0.08	106,252	6.142	284	633	77.96
Maine	175,837	1	0.06	175,837	6.375	359	602	78.22
New Hampshire	148,462	1	0.05	148,462	6.375	359	620	80.00
Louisiana	142,000	2	0.05	71,000	7.224	358	610	75.31
Nebraska	129,642	2	0.05	64,821	8.957	311	636	89.70
Wyoming	116,000	1	0.04	116,000	6.725	357	618	80.00
South Dakota	99,396	1	0.04	99,396	5.870	358	622	79.68
Arkansas	81,791	1	0.03	81,791	8.050	358	621	90.00
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
15.01% to 20.00%	$476,811	1	0.17%	$476,811	5.500%	354	632	17.78%
25.01% to 30.00%	988,149	4	0.35	247,037	6.376	337	608	28.25
30.01% to 35.00%	519,669	3	0.19	173,223	6.000	358	623	31.50
35.01% to 40.00%	570,000	3	0.20	190,000	5.904	295	614	37.93
40.01% to 45.00%	1,525,000	3	0.55	508,333	6.325	359	631	42.32
45.01% to 50.00%	1,801,288	6	0.65	300,215	5.748	358	606	48.60
50.01% to 55.00%	1,833,130	4	0.66	458,283	6.162	356	632	53.82
55.01% to 60.00%	3,164,316	14	1.13	226,023	6.401	343	626	58.62
60.01% to 65.00%	9,576,059	26	3.43	368,310	6.109	355	630	64.09
65.01% to 70.00%	15,900,077	55	5.70	289,092	6.275	359	623	68.87
70.01% to 75.00%	11,525,832	49	4.13	235,221	6.420	353	612	74.09
75.01% to 80.00%	156,222,930	689	55.99	226,739	6.555	358	617	79.81
80.01% to 85.00%	14,194,485	43	5.09	330,104	6.714	358	613	84.56
85.01% to 90.00%	39,992,430	127	14.33	314,901	6.865	357	616	89.61
90.01% to 95.00%	19,074,481	65	6.84	293,454	7.146	355	619	94.74
95.01% to 100.00%	1,592,933	10	0.57	159,293	10.313	228	628	99.97
100.01% or greater	57,453	2	0.02	28,727	13.619	114	627	124.34
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
4.500% to 4.999%	$2,428,226	5	0.87%	$485,645	4.923%	357	618	63.67%
5.000% to 5.499%	11,728,846	40	4.20	293,221	5.363	357	622	76.88
5.500% to 5.999%	51,614,586	175	18.50	294,940	5.794	357	623	76.66
6.000% to 6.499%	65,392,426	253	23.44	258,468	6.294	356	619	78.70
6.500% to 6.999%	78,868,243	301	28.27	262,021	6.763	358	620	81.48
7.000% to 7.499%	38,806,265	176	13.91	220,490	7.244	358	612	80.94
7.500% to 7.999%	19,585,143	97	7.02	201,909	7.732	357	606	83.69
8.000% to 8.499%	5,850,154	25	2.10	234,006	8.203	358	610	86.32
8.500% to 8.999%	2,093,025	10	0.75	209,303	8.697	358	605	86.25
9.000% to 9.499%	336,250	1	0.12	336,250	9.250	358	518	73.98
9.500% to 9.999%	344,530	3	0.12	114,843	9.691	342	597	88.99
10.000% to 10.499%	177,066	3	0.06	59,022	10.260	209	634	93.53
10.500% to 10.999%	317,937	2	0.11	158,969	10.702	275	615	94.62
11.000% to 11.499%	489,272	5	0.18	97,854	11.206	256	625	94.93
11.500% to 11.999%	518,766	3	0.19	172,922	11.751	178	631	98.57
12.000% to 12.499%	386,889	2	0.14	193,445	12.000	179	625	100.00
13.000% to 13.499%	48,979	2	0.02	24,489	13.000	119	631	113.66
14.000% to 14.499%	28,442	1	0.01	28,442	14.250	146	627	124.23
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Single Family Residence	$197,431,830	788	70.76%	$250,548	6.567%	356	618	80.33%
PUD	42,808,923	169	15.34	253,307	6.727	358	613	80.40
Condo	24,457,755	97	8.77	252,142	6.644	357	616	78.19
2-4 Family	9,805,833	34	3.51	288,407	7.109	354	627	78.16
Deminimis PUD	4,378,705	15	1.57	291,914	6.610	341	623	70.19
Townhouse	132,000	1	0.05	132,000	6.840	359	630	80.00
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Purchase	$147,076,563	644	52.71%	$228,380	6.634%	356	617	80.81%
Refinance - Cashout	111,646,079	376	40.01	296,931	6.605	357	619	78.34
Refinance - Rate Term	20,234,949	82	7.25	246,768	6.563	354	617	82.03
Debt Consolidation	57,453	2	0.02	28,727	13.619	114	627	124.34
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Primary	$266,304,077	1,050	95.44%	$253,623	6.610%	356	617	80.37%
Investment	7,756,220	38	2.78	204,111	6.865	357	626	74.91
Second Home	4,954,747	16	1.78	309,672	6.670	357	627	63.59
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
61 to 120	$29,012	1	0.01%	$29,012	13.000%	82	627	124.44%
121 to 240	2,457,384	18	0.88	136,521	9.383	178	622	84.44
241 to 360	276,528,649	1,085	99.11	254,865	6.593	358	617	79.87
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Full	$166,648,596	746	59.73%	$223,390	6.497%	358	615	81.14%
Express Non-VerifiedAssets	47,531,081	139	17.04	341,950	6.860	356	615	82.44
Stated	42,697,376	135	15.30	316,277	6.783	352	626	73.74
Express VerifiedAssets	11,670,491	41	4.18	284,646	6.818	358	628	78.99
Express No Doc	6,342,898	26	2.27	243,958	6.586	351	628	69.49
Alternative	2,519,819	9	0.90	279,980	6.305	358	631	83.89
SISA	979,160	5	0.35	195,832	6.716	358	631	78.11
Express No Doc VerifiedAssets	351,500	1	0.13	351,500	7.875	359	632	95.00
Lite	274,123	2	0.10	137,062	5.750	354	632	92.96
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$741,902	4	0.27%	$185,475	6.347%	351	0	73.30%
501 to 520	497,283	2	0.18	248,641	8.845	358	515	74.31
541 to 560	94,869	1	0.03	94,869	7.875	358	560	29.87
561 to 580	4,997,663	21	1.79	237,984	7.120	354	579	81.22
581 to 600	41,516,564	179	14.88	231,936	7.007	358	591	81.18
601 to 620	82,677,149	318	29.63	259,991	6.603	357	611	80.69
621 to 640	148,489,616	579	53.22	256,459	6.494	356	630	79.18
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
None	$41,005,979	160	14.70%	$256,287	6.910%	354	619	79.91%
6 Months	7,446,934	14	2.67	531,924	6.486	354	624	64.94
12 Months	24,715,979	81	8.86	305,136	6.550	355	621	79.78
24 Months	190,619,776	777	68.32	245,328	6.551	357	616	80.80
36 Months	12,844,466	58	4.60	221,456	6.826	353	618	76.90
60 Months	2,381,910	14	0.85	170,136	7.005	344	613	74.37
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
1 to 12	16,948,316	51	6.07	332,320	6.046	354	622	70.70
13 to 18	1,162,680	5	0.42	232,536	5.836	354	631	73.66
19 to 24	234,598,872	929	84.08	252,528	6.621	358	617	81.02
25 to 31	360,000	1	0.13	360,000	6.625	355	628	76.60
32 to 49	2,969,673	14	1.06	212,120	6.485	359	627	77.67
56 to 79	3,390,546	11	1.22	308,231	6.240	360	629	79.34
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
2.250% to 2.499%	2,771,900	5	0.99	554,380	6.247	356	634	70.52
2.750% to 2.999%	10,059,993	23	3.61	437,391	5.845	357	628	68.37
3.000% to 3.249%	1,542,878	5	0.55	308,576	6.165	351	631	76.08
3.250% to 3.499%	7,125,340	31	2.55	229,850	6.092	352	628	72.59
3.500% to 3.749%	3,829,621	16	1.37	239,351	6.842	358	627	83.66
3.750% to 3.999%	2,026,395	9	0.73	225,155	6.263	358	630	77.47
4.000% to 4.249%	10,243,745	28	3.67	365,848	6.461	359	625	68.66
4.250% to 4.499%	3,166,754	16	1.13	197,922	6.394	358	627	76.49
4.500% to 4.749%	1,574,966	8	0.56	196,871	5.857	358	629	80.00
4.750% to 4.999%	6,424,604	36	2.30	178,461	6.245	358	631	77.80
5.000% to 5.249%	23,191,081	82	8.31	282,818	6.688	358	627	76.71
5.250% to 5.499%	10,394,598	42	3.73	247,490	6.265	358	625	78.73
5.500% to 5.749%	6,797,119	34	2.44	199,915	6.603	358	628	80.08
5.750% to 5.999%	94,605,300	408	33.91	231,876	6.437	358	615	80.72
6.000% to 6.249%	37,319,970	143	13.38	260,979	6.755	358	609	82.30
6.250% to 6.499%	30,462,676	96	10.92	317,320	7.041	358	608	88.38
6.500% to 6.749%	6,790,012	21	2.43	323,334	7.614	358	604	90.98
6.750% to 6.999%	567,365	4	0.20	141,841	7.259	357	629	87.40
7.750% to 7.999%	152,963	2	0.05	76,481	9.481	324	614	87.67
8.000% to 8.249%	46,557	1	0.02	46,557	11.375	285	600	84.96
9.250% to 9.499%	336,250	1	0.12	336,250	9.250	358	518	73.98
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
9.500% to 9.999%	2,979,000	5	1.07	595,800	5.404	359	636	70.43
10.500% to 10.999%	1,434,226	4	0.51	358,557	4.956	355	608	59.28
11.000% to 11.499%	9,867,572	35	3.54	281,931	5.382	358	620	78.35
11.500% to 11.999%	46,548,755	158	16.68	294,612	5.807	358	622	76.67
12.000% to 12.499%	61,063,332	233	21.89	262,074	6.292	358	619	79.35
12.500% to 12.999%	72,065,952	274	25.83	263,014	6.739	358	619	81.03
13.000% to 13.499%	36,894,810	167	13.22	220,927	7.236	358	612	81.75
13.500% to 13.999%	20,424,696	96	7.32	212,757	7.584	358	608	86.21
14.000% to 14.499%	4,950,428	23	1.77	215,236	7.790	353	612	88.75
14.500% to 14.999%	1,158,601	6	0.42	193,100	8.317	355	609	88.89
15.000% to 15.499%	631,863	2	0.23	315,932	7.830	349	636	86.90
15.500% to 15.999%	643,530	3	0.23	214,510	9.035	356	617	91.46
16.000% to 16.499%	336,250	1	0.12	336,250	9.250	358	518	73.98
16.500% to 16.999%	170,937	1	0.06	170,937	10.875	359	606	90.00
17.000% to 17.499%	142,405	1	0.05	142,405	11.125	359	637	95.00
18.000% to 18.499%	117,729	2	0.04	58,864	11.224	286	604	84.98
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
September 2005	1,823,449	4	0.65	455,862	5.273	353	617	62.61
October 2005	2,688,409	12	0.96	224,034	6.086	354	627	77.86
November 2005	958,264	4	0.34	239,566	6.569	354	630	87.44
December 2005	2,224,502	7	0.80	317,786	6.248	346	608	75.44
January 2006	2,344,909	6	0.84	390,818	5.917	348	623	61.79
February 2006	900,811	2	0.32	450,406	5.677	357	635	47.07
March 2006	434,200	1	0.16	434,200	5.625	360	625	69.47
July 2006	2,968,322	8	1.06	371,040	6.128	359	626	77.84
August 2006	2,605,450	7	0.93	372,207	6.404	360	618	67.06
January 2007	273,399	2	0.10	136,700	5.221	353	632	81.50
February 2007	889,281	3	0.32	296,427	6.025	354	631	71.24
March 2007	2,675,484	5	0.96	535,097	6.498	355	636	75.44
April 2007	4,441,914	21	1.59	211,520	6.133	356	618	77.67
May 2007	23,001,493	91	8.24	252,764	6.581	357	617	80.51
June 2007	107,079,505	439	38.38	243,917	6.625	358	616	81.77
July 2007	94,014,636	363	33.70	258,993	6.650	359	616	80.94
August 2007	3,385,840	10	1.21	338,584	6.678	359	631	71.86
March 2008	360,000	1	0.13	360,000	6.625	355	628	76.60
April 2008	400,000	1	0.14	400,000	6.375	356	628	80.00
July 2008	1,810,373	9	0.65	201,153	6.500	359	625	78.30
August 2008	759,300	4	0.27	189,825	6.507	360	633	74.94
July 2010	1,357,700	6	0.49	226,283	6.915	359	628	79.85
August 2010	2,032,846	5	0.73	406,569	5.789	360	631	79.01
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
3	3,161,900	6	1.13	526,983	5.647	358	622	67.32
6	7,398,699	24	2.65	308,279	5.992	352	622	68.44
12	5,573,772	15	2.00	371,585	6.257	359	622	72.80
24	236,123,370	937	84.63	251,999	6.617	358	617	81.05
36	3,781,802	18	1.36	210,100	6.506	355	627	75.62
60	3,390,546	11	1.22	308,231	6.240	360	629	79.34
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
1.000%	8,129,326	23	2.91	353,449	5.749	353	623	65.67
1.500%	336,250	1	0.12	336,250	9.250	358	518	73.98
2.000%	7,528,932	27	2.70	278,849	6.142	358	624	73.00
3.000%	200,334,762	757	71.80	264,643	6.639	358	614	80.95
4.749%	936,000	1	0.34	936,000	5.250	358	639	65.00
5.000%	2,949,292	9	1.06	327,699	6.520	359	629	77.52
5.125%	417,296	1	0.15	417,296	6.875	357	631	95.00
6.000%	38,798,230	192	13.91	202,074	6.496	358	629	81.56
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$19,584,957	93	7.02%	$210,591	7.217%	335	621	75.58%
1.000%	237,423,559	934	85.09	254,201	6.576	358	616	80.16
1.500%	453,978	3	0.16	151,326	9.762	339	540	76.83
2.000%	12,800,246	41	4.59	312,201	6.376	359	627	77.12
3.000%	7,864,197	29	2.82	271,179	6.612	357	631	87.48
6.000%	888,108	4	0.32	222,027	6.620	357	632	87.05
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$15,842,693	52	5.68%	$304,667	6.757%	350	628	72.43%
0.01% to 5.00%	11,556,514	48	4.14	240,761	6.843	348	623	77.14
5.01% to 10.00%	828,800	2	0.30	414,400	6.565	359	630	48.26
10.01% to 15.00%	2,668,511	9	0.96	296,501	6.489	358	624	76.60
15.01% to 20.00%	3,235,648	15	1.16	215,710	6.760	346	607	77.87
20.01% to 25.00%	9,546,432	39	3.42	244,780	6.549	358	617	81.13
25.01% to 30.00%	16,514,162	71	5.92	232,594	6.513	357	621	79.08
30.01% to 35.00%	28,048,601	119	10.05	235,703	6.531	357	616	80.08
35.01% to 40.00%	57,297,093	213	20.54	269,000	6.664	358	617	81.42
40.01% to 45.00%	69,708,124	264	24.98	264,046	6.579	358	616	81.77
45.01% to 50.00%	61,351,820	261	21.99	235,064	6.641	357	616	79.83
50.01% to 55.00%	2,215,194	10	0.79	221,519	6.107	342	628	72.74
55.01% or greater	201,453	1	0.07	201,453	5.590	357	635	65.00
Total:	**$279,015,045**	**1,104**	**100.00%**	**$252,731**	**6.618%**	**356**	**618**	**79.92%**

Merrill Lynch

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Pool Data

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2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Deal Ticker:

Pool Summary	
Total Issue Balance (USD)	1,503,160,395
Original Mortgage Pool Balance (USD)	1,504,356,990
Current Mortgage Pool Balance (USD)	1,503,160,395
Total Number of Loans	5,440
Average Loan Balance (USD)	276,316
1st lien (%age)	100%
2nd lien (%age)	0%
WA FICO	685
- Minimum FICO	508
- Maximum FICO	816
WA LTV	78%
- Minimum LTV	12%
- Maximum LTV	124%
WA DTI	37%
- Minimum DTI	0%
- Maximum DTI	65%
WA Age (Months)	2
WA Remaining Term (Months)	357
North California (% of Pool)	26%
South California (% of Pool)	29%

North California	
% of State	47%
WA FICO	685
- Minimum FICO	518
- Maximum FICO	809
WA LTV	79%
- Minimum LTV	27%
- Maximum LTV	100%
Highest Zip-Code Density (% of State)	0.82
Zip-Code with Highest Density	94509

South California	
% of State	53%
WA FICO	688
Minimum FICO	560
Maximum FICO	816
WA LTV	77%
Minimum LTV	23%
Maximum LTV	100%
Highest Zip-Code Density (% of State)	0.6
Zip-Code with Highest Density	92562

Classification	Total	Check
Mortgage Type	1,503,160,395	
Loan-to-Value	1,503,160,395	
FICO	1,503,160,395	
Purpose	1,503,160,395	
Occupancy	1,503,160,395	
Loan Balance	1,503,160,395	
Property Type	1,503,160,395	
Documentation Type	1,503,160,395	
Fixed Period	1,503,160,395	
Geographic Distribution	1,503,160,395	

Per Annum Fees	
Servicer Fees (bps)	57.2
Average Cost of Carry per Annum	



Pool Data

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Deal Ticker:

Mortgage Type	WA LTV	WA FICO	Balance	% of Pool
Fixed Rate Mortgage	68%	700	121,345,567	8.1%
Adjustable Rate Mortgage	79%	691	141,217,978	9.4%
Option ARMs				0.0%
Interest Only Mortgage	79%	683	1,240,596,850	82.5%

LTV	WA LTV	WA FICO	Balance	% of Pool
0.01-20.00	18%	667	1,747,126	0.1%
20.01-25.00	25%	671	1,405,596	0.1%
25.01-30.00	29%	652	2,814,192	0.2%
30.01-35.00	32%	729	2,016,543	0.1%
35.01-40.00	38%	706	4,573,862	0.3%
40.01-45.00	43%	717	10,015,806	0.7%
45.01-50.00	48%	715	15,157,007	1.0%
50.01-55.00	53%	711	15,045,753	1.0%
55.01-60.00	58%	710	41,334,117	2.7%
60.01-65.00	64%	690	53,234,320	3.5%
65.01-70.00	69%	702	132,086,588	8.8%
70.01-75.00	74%	691	75,968,115	5.1%
75.01-80.00	80%	684	897,715,741	59.7%
80.01-85.00	84%	664	43,953,241	2.9%
85.01-90.00	90%	662	112,322,209	7.5%
90.01-95.00	95%	670	84,899,392	5.6%
95.01-100.00	100%	695	8,870,788	0.6%





Pool Data

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Deal Ticker:

FICO	WA LTV	WA FICO	Balance	% of Pool
321 - 340				0.0%
341 - 360				0.0%
361 - 380				0.0%
381 - 400				0.0%
401 - 420				0.0%
421 - 440				0.0%
441 - 460				0.0%
461 - 480				0.0%
481 - 500				0.0%
501 - 520	74%	515	497,283	0.0%
521 - 540				0.0%
541 - 560				0.0%
561 - 580	30%	560	94,869	0.0%
581 - 600	81%	579	4,997,663	0.3%
601 - 620	81%	591	41,516,564	2.8%
621 - 640	81%	611	82,677,149	5.5%
641 - 660	79%	631	159,295,520	10.6%
661 - 680	80%	650	216,402,934	14.4%
681 - 700	79%	670	223,050,444	14.8%
701 - 720	78%	690	243,626,944	16.2%
721 - 740	78%	710	171,699,144	11.4%
741 - 760	77%	730	124,478,048	8.3%
761 - 780	76%	751	97,989,780	6.5%
781 - 800	75%	769	86,035,535	5.7%
801 - 820	72%	788	41,080,002	2.7%
> 820	68%	806	8,976,616	0.6%
Unknown	73%	-	741,902	0.0%





Pool Data

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Deal Ticker:

LTV	MIG%	WA FICO	Balance with MIG	% of Pool
0.01-20.00				0.0%
20.01-25.00				0.0%
25.01-30.00				0.0%
30.01-35.00				0.0%
35.01-40.00				0.0%
40.01-45.00				0.0%
45.01-50.00				0.0%
50.01-55.00				0.0%
55.01-60.00				0.0%
60.01-65.00				0.0%
65.01-70.00				0.0%
70.01-75.00				0.0%
75.01-80.00				0.0%
80.01-85.00				0.0%
85.01-90.00				0.0%
90.01-95.00				0.0%
95.01-100.00				0.0%

Purpose	WA LTV	WA FICO	Balance	% of Pool
Purchase	79%	690	953,655,773	63.4%
Cash-Out/Refinancing	76%	673	436,407,470	29.0%
Refinancing	76%	685	113,097,151	7.5%

Occupancy	WA LTV	WA FICO	Balance	% of Pool
Owner	79%	680	1,274,303,815	84.8%
Investment	74%	712	195,230,543	13.0%
2nd Home	73%	708	33,626,038	2.2%





Pool Data

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Deal Ticker:

Loan Balance	WA LTV	WA FICO	Balance	% of Pool
<$200,000	78%	678	291,250,315	19.4%
<$400,000	79%	685	659,076,978	43.8%
<$600,000	79%	687	381,480,824	25.4%
>$600,000	73%	690	171,352,277	11.4%

Property Type	WA LTV	WA FICO	Balance	% of Pool
SFR	78%	683	1,024,654,178	68.2%
PUD	78%	693	148,976,003	9.9%
CND	74%	701	109,486,815	7.3%
2-4 Family	78%	682	220,043,399	14.6%

Documentation Type	WA LTV	WA FICO	Balance	% of Pool
Full	80%	665	473,176,339	31.5%
Stated	77%	694	967,055,570	64.3%
Reduced	80%	676	10,397,292	0.7%
None	70%	699	52,531,193	3.5%

Fixed Period (Months)	WA LTV	WA FICO	Balance	% of Pool
</= 12	76%	698	148,702,614	9.9%
>12 and </= 36	80%	678	1,091,608,744	72.6%





Pool Data

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Deal Ticker:



>36 and </= 60	78%	706	53,915,371	3.6%
>60	69%	706	208,933,665	13.9%



Pool Data

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Deal Ticker:



Geographic Distribution	WA LTV	WA FICO	Balance	% of Pool
AK	88%	722	401,256	0.0%
AL	83%	745	2,242,006	0.1%
AR	90%	690	605,029	0.0%
AS				0.0%
AZ	80%	668	72,977,652	4.9%
CA	78%	687	815,237,118	54.2%
CO	79%	657	29,684,848	2.0%
CT	80%	702	6,401,661	0.4%
CZ				0.0%
DC	79%	654	2,107,650	0.1%
DE	80%	706	1,521,876	0.1%
FL	79%	687	122,352,145	8.1%
GA	81%	678	20,543,948	1.4%
GU				0.0%
HI	70%	707	16,316,623	1.1%
IA	79%	671	1,176,777	0.1%
ID	84%	659	2,825,077	0.2%
IL	82%	680	21,637,163	1.4%
IN	81%	697	2,315,357	0.2%
KS	80%	714	398,112	0.0%
KY	80%	651	831,088	0.1%
LA	81%	695	1,893,197	0.1%
MA	76%	694	12,835,389	0.9%
MD	79%	678	36,970,665	2.5%
ME	82%	699	1,375,728	0.1%
MI	82%	672	9,500,550	0.6%
MN	82%	662	18,868,504	1.3%
MO	80%	681	5,153,764	0.3%
MS	69%	661	937,275	0.1%
MT	80%	678	266,855	0.0%
NC	80%	685	5,868,128	0.4%
ND				0.0%
NE	77%	671	385,658	0.0%
NH	76%	699	5,501,183	0.4%
NJ	77%	694	52,150,476	3.5%
NM	79%	663	1,701,216	0.1%
NV	79%	687	30,339,346	2.0%
NY	71%	702	49,089,388	3.3%
OH	82%	655	6,547,689	0.4%
OK	81%	753	394,215	0.0%
OR	79%	654	8,980,490	0.6%
OT				0.0%
PA	76%	700	9,029,043	0.6%

H

Pool Data

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Deal Ticker:

State				
PR				0.0%
RI	80%	685	2,164,643	0.1%
SC	73%	723	5,939,999	0.4%
SD	80%	647	176,706	0.0%
TN	79%	669	4,139,662	0.3%
TT	81%	685	9,657,488	0.6%
TX				0.0%
UT	81%	652	8,709,595	0.6%
VA	80%	685	72,575,343	4.8%
VI				0.0%
VT	81%	728	412,106	0.0%
WA	79%	669	17,983,480	1.2%
WI	84%	691	3,921,229	0.3%
WV				0.0%
WY	80%	618	116,000	0.0%

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 Month LIBOR Loan	171,195	1	0.09%	171,195	6.500%	359	697	69.98%
1 Month LIBOR Loan-IO	1,611,800	7	0.83	230,257	5.817	359	711	75.20
3 Month LIBOR Loans-IO	296,000	1	0.15	296,000	5.250	356	722	69.81
6 Month LIBOR Loans	3,897,700	18	2.00	216,539	5.793	356	688	74.26
6 Month LIBOR Loans-IO	18,553,354	58	9.50	319,885	5.816	357	716	76.73
1 Year LIBOR Loans	3,033,687	7	1.55	433,384	6.134	359	664	76.56
1 Year LIBOR Loans-IO	8,945,280	34	4.58	263,096	5.837	359	702	73.92
2/28 1 Year LIBOR Loans	616,786	4	0.32	154,197	5.750	354	734	81.72
2/28 6 Month LIBOR Loans	23,177,244	122	11.87	189,977	6.514	357	702	78.90
2/28 6 Month LIBOR Loans-IO	75,870,925	276	38.86	274,895	6.450	358	715	73.97
3/27 1 Year LIBOR Loans	195,983	1	0.10	195,983	6.500	355	645	79.96
3/27 1 Year LIBOR Loans-IO	1,432,600	4	0.73	358,150	6.131	357	716	70.21
3/27 6 Month LIBOR Loans	2,593,846	27	1.33	96,068	6.737	358	705	79.82
3/27 6 Month LIBOR Loans-IO	10,428,553	47	5.34	221,884	6.472	359	727	72.75
5/25 1 Year LIBOR Loans	149,807	1	0.08	149,807	7.875	359	648	79.94
5/25 1 Year LIBOR Loans-IO	310,200	2	0.16	155,100	6.485	360	727	79.97
5/25 6 Month LIBOR Loans	1,196,866	9	0.61	132,985	6.581	359	709	73.78
5/25 6 Month LIBOR Loans-IO	4,007,428	21	2.05	190,830	6.564	360	701	77.76
7/23 6 Month LIBOR Loans-IO	552,565	3	0.28	184,188	6.668	359	763	73.47
10/20 6 Month LIBOR Loans-IO	324,000	1	0.17	324,000	6.875	360	722	80.00
Fixed Balloon	537,973	8	0.28	67,247	11.501	177	670	93.44
15 Year Fixed Rate Loans	773,145	7	0.40	110,449	7.637	178	697	67.13
20 Year Fixed Rate Loans	164,451	1	0.08	164,451	6.250	237	750	48.68
30 Year Fixed Rate Loans	17,956,005	96	9.20	187,042	6.606	358	716	69.17
30 Year Fixed Rate Loans-IO	18,433,149	64	9.44	288,018	6.265	359	721	68.43
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$80,501,672	548	41.23%	$146,901	6.508%	355	711	75.70%
$250,000.01 to $300,000.00	19,924,773	73	10.21	272,942	6.069	358	706	75.06
$300,000.01 to $350,000.00	15,828,226	49	8.11	323,025	6.408	358	707	76.33
$350,000.01 to $400,000.00	16,905,443	45	8.66	375,677	6.674	358	711	75.27
$400,000.01 to $450,000.00	10,736,147	25	5.5	429,446	6.154	358	724	73.10
$450,000.01 to $500,000.00	15,453,769	32	7.92	482,930	6.319	358	710	73.82
$500,000.01 to $550,000.00	3,145,516	6	1.61	524,253	7.227	359	698	76.88
$550,000.01 to $600,000.00	6,832,661	12	3.5	569,388	6.122	359	719	71.42
$600,000.01 to $650,000.00	4,450,213	7	2.28	635,745	6.156	358	694	73.12
$650,000.01 to $700,000.00	5,441,624	8	2.79	680,203	5.746	358	732	70.84
$700,000.01 to $750,000.00	1,485,000	2	0.76	742,500	5.995	357	681	71.94
$800,000.01 to $850,000.00	820,000	1	0.42	820,000	6.990	358	775	80.00
$950,000.01 to $1,000,000.00	7,939,998	8	4.07	992,500	5.895	359	750	62.44
$1,000,000.01 to $2,000,000.00	5,765,500	4	2.95	1,441,375	6.126	359	701	59.99
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$80,501,672	548	41.23%	$146,901	6.508%	355	711	75.70%
$250,000.01 to $300,000.00	19,924,773	73	10.21	272,942	6.069	358	706	75.06
$300,000.01 to $350,000.00	15,828,226	49	8.11	323,025	6.408	358	707	76.33
$350,000.01 to $400,000.00	16,905,443	45	8.66	375,677	6.674	358	711	75.27
$400,000.01 to $450,000.00	10,736,147	25	5.50	429,446	6.154	358	724	73.10
$450,000.01 to $500,000.00	15,453,769	32	7.92	482,930	6.319	358	710	73.82
$500,000.01 to $550,000.00	3,145,516	6	1.61	524,253	7.227	359	698	76.88
$550,000.01 to $600,000.00	6,832,661	12	3.50	569,388	6.122	359	719	71.42
$600,000.01 to $650,000.00	4,450,213	7	2.28	635,745	6.156	358	694	73.12
$650,000.01 to $700,000.00	4,742,634	7	2.43	677,519	5.764	359	744	70.84
$700,000.01 to $750,000.00	2,183,990	3	1.12	727,997	5.877	357	672	71.58
$800,000.01 to $850,000.00	820,000	1	0.42	820,000	6.990	358	775	80.00
$950,000.01 to $1,000,000.00	7,939,998	8	4.07	992,500	5.895	359	750	62.44
$1,000,000.01 to $2,000,000.00	5,765,500	4	2.95	1,441,375	6.126	359	701	59.99
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$95,356,366	301	48.84%	$316,799	6.209%	358	712	72.23%
Florida	26,417,602	151	13.53	174,951	6.438	357	707	75.75
Virginia	7,567,925	30	3.88	252,264	6.707	359	705	77.83
New York	7,439,949	20	3.81	371,997	6.267	358	711	69.93
Arizona	7,329,423	39	3.75	187,934	6.540	358	718	78.12
New Jersey	6,496,500	27	3.33	240,611	6.498	356	705	79.02
Hawaii	4,534,925	8	2.32	566,866	5.875	359	749	58.37
Nevada	4,012,231	19	2.06	211,170	6.176	358	721	76.23
Maryland	3,918,167	19	2.01	206,219	6.905	358	700	76.69
South Carolina	3,224,698	7	1.65	460,671	6.304	359	756	61.92
Colorado	3,124,035	14	1.60	223,145	5.991	356	730	76.16
Illinois	2,738,234	16	1.40	171,140	7.134	339	705	82.92
Georgia	2,515,657	18	1.29	139,759	6.979	352	703	77.60
Massachusetts	2,476,752	10	1.27	247,675	7.617	346	679	80.30
Texas	1,880,747	19	0.96	98,987	6.947	356	707	83.10
Washington	1,767,523	11	0.91	160,684	6.163	357	743	75.06
Missouri	1,574,672	17	0.81	92,628	6.647	354	733	79.69
Minnesota	1,261,460	8	0.65	157,683	6.676	360	708	78.70
Pennsylvania	1,235,987	10	0.63	123,599	6.533	347	730	77.63
Utah	1,051,723	6	0.54	175,287	7.410	357	688	76.43
Oregon	970,350	7	0.50	138,621	6.211	357	737	72.78
Maine	921,763	4	0.47	230,441	6.954	359	715	84.39
Michigan	774,071	10	0.40	77,407	6.380	356	698	86.44
District of Columbia	676,000	2	0.35	338,000	7.106	359	623	74.62
Rhode Island	666,382	3	0.34	222,127	6.415	357	706	80.68
Indiana	664,172	6	0.34	110,695	7.036	355	700	83.53
Louisiana	648,694	5	0.33	129,739	5.935	356	723	76.78
North Carolina	591,856	7	0.30	84,551	6.637	358	685	82.05
Idaho	536,617	4	0.27	134,154	6.750	358	707	82.92
Connecticut	529,171	2	0.27	264,585	6.030	356	762	78.93
New Hampshire	435,962	3	0.22	145,321	6.638	357	747	73.80
Wisconsin	397,677	3	0.20	132,559	5.750	354	758	82.67
Alaska	336,146	1	0.17	336,146	6.000	356	722	90.00
New Mexico	247,316	2	0.13	123,658	6.750	356	635	80.00
Ohio	223,501	3	0.11	74,500	8.084	358	630	82.10
Tennessee	199,558	3	0.10	66,519	7.110	359	690	74.06
Alabama	190,895	2	0.10	95,448	6.116	358	717	84.14
Oklahoma	153,425	1	0.08	153,425	6.375	356	781	70.00
Kansas	88,904	1	0.05	88,904	6.750	359	708	80.00
Iowa	53,504	1	0.03	53,504	6.790	359	720	90.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
10.01% to 15.00%	$155,710	1	0.08%	$155,710	6.375%	358	704	12.00%
20.01% to 25.00%	159,219	2	0.08	79,609	7.388	314	672	25.00
25.01% to 30.00%	99,597	1	0.05	99,597	6.500	356	631	28.57
30.01% to 35.00%	299,521	2	0.15	149,761	6.358	359	770	31.60
35.01% to 40.00%	365,607	2	0.19	182,804	5.609	359	777	37.37
40.01% to 45.00%	2,031,045	7	1.04	290,149	5.526	358	749	42.74
45.01% to 50.00%	1,175,595	5	0.60	235,119	5.903	342	753	48.36
50.01% to 55.00%	3,973,832	16	2.04	248,364	5.681	346	730	52.48
55.01% to 60.00%	12,965,525	27	6.64	480,205	6.001	358	720	58.37
60.01% to 65.00%	14,801,226	47	7.58	314,920	5.856	359	700	64.45
65.01% to 70.00%	42,014,174	165	21.52	254,631	6.045	358	717	69.59
70.01% to 75.00%	13,139,778	67	6.73	196,116	6.167	358	720	74.13
75.01% to 80.00%	86,534,607	385	44.32	224,765	6.586	358	711	79.74
80.01% to 85.00%	5,377,069	21	2.75	256,051	6.714	357	681	84.48
85.01% to 90.00%	9,858,315	56	5.05	176,041	7.144	354	702	89.94
90.01% to 95.00%	2,229,845	15	1.14	148,656	8.456	314	707	95.00
95.01% to 100.00%	49,878	1	0.03	49,878	8.500	356	705	100.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
4.000% to 4.499%	$164,550	1	0.08%	$164,550	4.250%	356	780	75.00%
4.500% to 4.999%	4,879,596	14	2.50	348,543	4.852	357	731	67.35
5.000% to 5.499%	16,104,763	53	8.25	303,863	5.260	357	732	71.81
5.500% to 5.999%	50,559,395	190	25.90	266,102	5.739	357	719	69.38
6.000% to 6.499%	42,003,000	176	21.51	238,653	6.191	357	715	72.47
6.500% to 6.999%	45,928,414	202	23.53	227,368	6.676	358	713	76.72
7.000% to 7.499%	15,385,386	72	7.88	213,686	7.185	359	691	79.13
7.500% to 7.999%	10,383,154	56	5.32	185,413	7.659	358	695	80.72
8.000% to 8.499%	4,832,063	26	2.48	185,849	8.216	358	671	82.30
8.500% to 8.999%	2,269,127	12	1.16	189,094	8.687	358	672	85.74
9.000% to 9.499%	976,618	3	0.50	325,539	9.091	359	692	80.00
9.500% to 9.999%	879,122	5	0.45	175,824	9.765	348	701	84.00
10.000% to 10.499%	224,670	2	0.12	112,335	10.313	312	674	91.23
10.500% to 10.999%	74,973	1	0.04	74,973	10.875	179	668	89.29
11.500% to 11.999%	191,054	2	0.10	95,527	11.875	176	690	94.41
12.000% to 12.499%	344,710	3	0.18	114,903	12.000	178	670	87.01
12.500% to 12.999%	9,967	1	0.01	9,967	12.500	169	707	90.00
13.000% to 13.499%	19,982	1	0.01	19,982	13.490	174	640	95.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Single Family Residence	$92,324,195	437	47.29%	$211,268	6.267%	357	716	74.21%
2-4 Family	54,702,618	170	28.02	321,780	6.567	357	705	72.83
Condo	22,639,036	104	11.60	217,683	6.284	357	720	74.56
PUD	15,841,140	71	8.11	223,115	6.447	358	702	76.38
Deminimis PUD	8,524,509	31	4.37	274,984	6.165	354	723	73.22
Townhouse	1,199,044	7	0.61	171,292	6.660	358	696	77.49
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Purchase	$131,253,567	574	67.23%	$228,665	6.425%	357	717	76.11%
Refinance - Cashout	47,723,038	179	24.44	266,609	6.308	356	696	69.99
Refinance - Rate Term	16,253,938	67	8.33	242,596	6.058	355	722	68.98
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Investment	$195,230,543	820	100.00%	$238,086	6.366%	357	712	74.02%
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
121 to 240	$1,475,570	16	0.76%	$92,223	8.891%	184	693	74.66%
241 to 360	193,754,973	804	99.24	240,989	6.346	358	713	74.01
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Stated	$113,521,428	443	58.15%	$256,256	6.386%	357	711	74.30%
Full	31,856,022	167	16.32	190,755	6.064	356	720	75.81
Express VerifiedAssets	26,255,237	121	13.45	216,985	6.688	359	717	75.76
Express Non-VerifiedAssets	13,351,951	48	6.84	278,166	6.483	358	696	70.04
Express No Doc	7,196,598	28	3.69	257,021	5.912	354	722	62.01
SISA	2,398,137	10	1.23	239,814	6.662	359	692	74.17
Alternative	367,671	2	0.19	183,836	6.502	357	672	88.66
FISA	283,500	1	0.15	283,500	5.625	359	728	70.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
581 to 600	$364,000	1	0.19%	$364,000	6.875%	360	600	70.00%
601 to 620	1,414,039	4	0.72	353,510	6.693	359	611	72.12
621 to 640	6,380,164	36	3.27	177,227	6.912	356	631	75.75
641 to 660	16,007,151	81	8.20	197,619	6.747	355	652	74.39
661 to 680	24,219,680	110	12.41	220,179	6.768	356	671	76.08
681 to 700	35,054,776	140	17.96	250,391	6.402	357	689	74.08
701 to 720	30,740,632	123	15.75	249,924	6.299	358	710	75.31
721 to 740	25,693,450	106	13.16	242,391	6.125	358	729	75.14
741 to 760	18,233,545	80	9.34	227,919	6.114	356	751	72.71
761 to 780	23,306,284	87	11.94	267,888	6.220	357	770	70.45
781 to 800	12,110,188	45	6.20	269,115	6.056	358	788	72.58
801 to 820	1,706,636	7	0.87	243,805	5.603	358	807	68.70
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
None	$53,523,200	239	27.42%	$223,946	6.268%	355	719	76.44%
6 Months	4,767,435	16	2.44	297,965	6.274	359	684	69.58
7 Months	542,300	2	0.28	271,150	6.194	359	706	66.74
12 Months	42,567,920	153	21.80	278,222	6.224	357	720	72.10
24 Months	61,460,130	252	31.48	243,889	6.596	358	703	73.88
36 Months	24,046,452	129	12.32	186,407	6.491	357	707	75.25
60 Months	8,323,106	29	4.26	287,004	5.720	355	732	68.80
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
1 to 12	36,706,502	127	18.80	289,028	5.844	358	705	75.63
13 to 18	3,612,672	20	1.85	180,634	5.584	354	735	80.95
19 to 24	95,517,747	379	48.93	252,026	6.495	358	711	74.93
25 to 31	1,257,667	6	0.64	209,611	5.746	355	726	70.75
32 to 49	13,730,364	75	7.03	183,072	6.553	359	721	74.25
56 to 79	5,664,301	33	2.90	171,645	6.598	360	702	77.10
80 or more	876,565	4	0.45	219,141	6.745	359	748	75.88
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
1.750% to 1.999%	435,000	1	0.22	435,000	4.875	355	754	54.38
2.000% to 2.249%	213,750	1	0.11	213,750	5.500	358	683	76.34
2.250% to 2.499%	8,281,470	30	4.24	276,049	6.103	358	715	70.66
2.500% to 2.749%	487,444	3	0.25	162,481	5.698	357	718	78.42
2.750% to 2.999%	26,858,020	77	13.76	348,805	6.120	358	722	70.79
3.000% to 3.249%	8,743,686	27	4.48	323,840	5.905	358	737	76.24
3.250% to 3.499%	40,904,669	188	20.95	217,578	5.916	357	723	74.24
3.500% to 3.749%	17,065,122	92	8.74	185,490	6.470	358	712	74.98
3.750% to 3.999%	2,598,907	11	1.33	236,264	5.781	356	690	74.65
4.000% to 4.249%	14,305,746	53	7.33	269,920	6.235	359	692	74.83
4.250% to 4.499%	3,689,672	14	1.89	263,548	6.994	358	689	81.09
4.500% to 4.749%	2,577,480	10	1.32	257,748	6.918	358	700	82.82
4.750% to 4.999%	579,442	4	0.30	144,860	6.522	357	677	79.99
5.000% to 5.249%	21,130,982	96	10.82	220,114	7.178	359	696	79.25
5.750% to 5.999%	8,252,583	31	4.23	266,212	7.084	357	682	83.08
6.500% to 6.749%	89,867	1	0.05	89,867	7.540	357	624	90.00
6.750% to 6.999%	1,151,978	5	0.59	230,396	7.014	358	681	84.47
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	**CURRENT BALANCE**	**# OF LOANS**	**% OF TOTAL**	**AVERAGE BALANCE**	**GROSS WAC**	**REMG TERM**	**FICO**	**ORIG LTV**
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
9.500% to 9.999%	2,174,800	8	1.11	271,850	5.557	358	717	69.93
10.000% to 10.499%	164,550	1	0.08	164,550	4.250	356	780	75.00
10.500% to 10.999%	4,166,247	12	2.13	347,187	4.957	358	717	67.18
11.000% to 11.499%	13,052,520	45	6.69	290,056	5.340	358	739	70.94
11.500% to 11.999%	37,375,156	143	19.14	261,365	5.808	358	716	72.44
12.000% to 12.499%	37,689,688	154	19.31	244,738	6.076	358	711	74.45
12.500% to 12.999%	32,955,388	146	16.88	225,722	6.658	358	714	77.26
13.000% to 13.499%	11,214,089	51	5.74	219,884	7.093	359	690	78.69
13.500% to 13.999%	10,062,327	43	5.15	234,008	7.535	358	695	81.26
14.000% to 14.499%	3,607,373	18	1.85	200,410	7.942	359	667	81.66
14.500% to 14.999%	1,069,709	8	0.55	133,714	8.169	358	701	82.36
15.000% to 15.499%	2,122,581	9	1.09	235,842	8.663	358	677	82.94
15.500% to 15.999%	1,542,119	5	0.79	308,424	9.075	358	679	86.35
16.000% to 16.499%	169,272	1	0.09	169,272	10.375	359	691	90.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
September 2005	1,424,325	5	0.73	284,865	5.546	356	694	71.92
October 2005	7,992,247	33	4.09	242,189	5.485	356	708	76.50
November 2005	3,563,130	12	1.83	296,927	5.863	357	705	76.35
December 2005	6,225,394	19	3.19	327,652	6.030	358	719	79.72
January 2006	4,274,555	12	2.19	356,213	6.031	359	721	71.21
February 2006	518,400	3	0.27	172,800	5.756	360	703	72.88
March 2006	532,000	1	0.27	532,000	6.750	360	676	80.00
April 2006	414,700	2	0.21	207,350	5.859	356	679	72.89
May 2006	941,922	2	0.48	470,961	5.815	357	687	79.65
June 2006	1,962,324	9	1.01	218,036	6.077	358	704	78.43
July 2006	5,614,790	18	2.88	311,933	5.773	359	695	73.40
August 2006	3,242,716	11	1.66	294,792	6.088	359	687	73.40
November 2006	56,534	1	0.03	56,534	5.750	351	710	69.76
December 2006	57,947	1	0.03	57,947	5.250	352	690	90.00
January 2007	1,070,032	6	0.55	178,339	5.952	353	738	79.05
February 2007	2,428,159	12	1.24	202,347	5.426	354	735	81.84
March 2007	3,905,576	18	2.00	216,976	6.132	355	714	76.23
April 2007	9,156,719	53	4.69	172,768	6.142	356	718	79.55
May 2007	12,800,571	49	6.56	261,236	6.436	357	716	78.07
June 2007	26,948,435	106	13.80	254,231	6.486	358	710	73.79
July 2007	36,173,309	123	18.53	294,092	6.600	359	709	73.58
August 2007	6,533,136	30	3.35	217,771	6.775	360	710	73.62
September 2007	337,050	2	0.17	168,525	6.428	360	741	78.56
October 2007	139,812	1	0.07	139,812	5.750	350	695	80.00
November 2007	149,823	1	0.08	149,823	5.750	351	744	80.00
March 2008	630,983	2	0.32	315,491	5.380	355	720	62.33
April 2008	1,299,230	3	0.67	433,077	6.211	356	704	64.75
June 2008	740,097	3	0.38	246,699	6.795	358	705	81.52
July 2008	8,028,885	41	4.11	195,826	6.568	359	731	71.89
August 2008	3,662,152	28	1.88	130,791	6.593	360	707	81.31
July 2010	2,743,980	18	1.41	152,443	6.621	359	698	76.63
August 2010	2,802,721	14	1.44	200,194	6.564	360	704	77.43
September 2010	117,600	1	0.06	117,600	6.875	360	766	80.00
July 2012	552,565	3	0.28	184,188	6.668	359	763	73.47
August 2015	324,000	1	0.17	324,000	6.875	360	722	80.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
3	2,078,995	9	1.06	230,999	5.793	358	711	74.01
6	22,451,055	76	11.50	295,409	5.812	357	711	76.30
12	11,978,967	41	6.14	292,170	5.913	359	693	74.59
24	99,664,955	402	51.05	247,923	6.460	358	712	75.17
36	14,650,982	79	7.50	185,455	6.486	359	721	73.85
60	5,664,301	33	2.90	171,645	6.598	360	702	77.10
84	552,565	3	0.28	184,188	6.668	359	763	73.47
120	324,000	1	0.17	324,000	6.875	360	722	80.00
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
1.000%	15,579,903	52	7.98	299,614	5.975	358	714	75.56
2.000%	29,684,774	142	15.20	209,048	5.853	357	715	76.70
2.250%	296,000	1	0.15	296,000	5.250	356	722	69.81
3.000%	72,572,240	267	37.17	271,806	6.491	358	711	72.92
5.000%	5,825,464	25	2.98	233,019	6.971	358	723	77.43
5.375%	712,000	2	0.36	356,000	6.625	357	711	80.00
6.000%	32,695,436	155	16.75	210,938	6.445	358	706	78.38
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$37,864,724	176	19.39%	$215,140	6.529%	352	717	69.02%
1.000%	108,208,292	428	55.43	252,823	6.323	358	715	74.57
2.000%	32,957,077	153	16.88	215,406	6.339	359	708	74.75
3.000%	7,716,404	32	3.95	241,138	7.199	358	679	83.83
6.000%	8,484,046	31	4.35	273,679	5.528	356	706	77.45
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$43,203,454	183	22.13%	$236,084	6.371%	357	713	70.60%
0.01% to 5.00%	10,036,295	39	5.14	257,341	6.736	357	702	77.09
5.01% to 10.00%	1,643,293	8	0.84	205,412	6.356	359	702	64.19
10.01% to 15.00%	2,158,153	9	1.11	239,795	6.811	358	687	70.60
15.01% to 20.00%	7,311,742	29	3.75	252,129	6.452	358	718	75.77
20.01% to 25.00%	7,833,592	38	4.01	206,147	6.565	357	703	75.97
25.01% to 30.00%	13,869,373	58	7.10	239,127	6.290	357	713	74.03
30.01% to 35.00%	21,393,388	94	10.96	227,589	6.299	357	711	74.25
35.01% to 40.00%	28,382,043	119	14.54	238,505	6.180	357	724	74.91
40.01% to 45.00%	32,079,801	132	16.43	243,029	6.314	358	714	75.05
45.01% to 50.00%	22,386,187	90	11.47	248,735	6.506	354	704	76.95
50.01% to 55.00%	3,369,997	15	1.73	224,666	6.211	348	720	69.72
55.01% or greater	1,563,223	6	0.80	260,537	6.169	357	694	72.48
Total:	**$195,230,543**	**820**	**100.00%**	**$238,086**	**6.366%**	**357**	**712**	**74.02%**

Merrill Lynch

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Fixed Rate Loans								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
60	$54,437,375	158	66.54%	$344,540	6.16%	358	718	66.09%
120	$27,377,048	103	33.46%	$265,797	6.38%	359	702	75.63%
Total:	**$81,814,423**	**261**	**100.00%**	**$313,465**	**6.23%**	**358**	**713**	**69.28%**

3 Month ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
60	$946,000	2	11.00%	$473,000	5.07%	357	627	54.93%
120	$7,655,250	19	89.00%	$402,908	5.86%	359	685	73.15%
Total:	**$8,601,250**	**21**	**100.00%**	**$409,583**	**5.77%**	**358**	**678**	**71.15%**

6 Month ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
6	$698,990	1	0.93%	$698,990	5.63%	357	654	70.83%
60	$13,797,828	37	18.41%	$372,914	5.83%	357	700	77.22%
120	$60,461,885	158	80.66%	$382,670	5.68%	358	708	76.74%
Total:	**$74,958,703**	**196**	**100.00%**	**$382,442**	**5.71%**	**358**	**706**	**76.78%**

1 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
36	$363,200	1	0.89%	$363,200	6.00%	357	757	80.00%
60	$33,826,702	106	82.64%	$319,120	5.73%	359	698	76.13%
120	$6,744,868	24	16.48%	$281,036	6.12%	358	687	79.19%
Total:	**$40,934,770**	**131**	**100.00%**	**$312,479**	**5.80%**	**359**	**697**	**76.67%**

2 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
24	$91,601,496	311	10.27%	$294,539	5.92%	357	696	81.26%
36	$1,290,000	3	0.14%	$430,000	6.54%	359	730	74.30%
60	$631,205,173	2,325	70.76%	$271,486	6.44%	358	664	81.03%
120	$167,879,959	524	18.82%	$320,382	6.46%	358	696	76.06%
Total:	**$891,976,627**	**3,163**	**100.00%**	**$282,003**	**6.39%**	**358**	**673**	**80.11%**

3 Year ARM

Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
12	$110,500	1	0.12%	$110,500	5.88%	357	656	85.33%
36	$34,703,014	96	38.57%	$361,490	5.61%	357	714	78.42%
60	$12,731,545	47	14.15%	$270,884	5.90%	359	690	78.15%
120	$42,420,313	166	47.15%	$255,544	6.28%	359	710	80.44%
Total:	**$89,965,373**	**310**	**100.00%**	**$290,211**	**5.97%**	**358**	**709**	**79.35%**

5 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
60	$10,280,389	31	21.57%	$331,625	6.15%	359	695	74.69%
84	$2,452,000	3	5.14%	$817,333	5.28%	360	724	69.77%
120	$34,934,649	128	73.29%	$272,927	6.09%	360	709	79.74%
Total:	**$47,667,038**	**162**	**100.00%**	**$294,241**	**6.06%**	**360**	**706**	**78.14%**

7 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
72	$999,000	1	33.08%	$999,000	5.88%	359	698	71.36%
120	$2,021,015	7	66.92%	$288,716	6.00%	360	732	73.88%
Total:	**$3,020,015**	**8**	**100.00%**	**$377,502**	**5.96%**	**359**	**721**	**73.05%**

10 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
120	$1,658,650	5	100.00%	$331,730	6.06%	360	741	67.30%
Total:	**$1,658,650**	**5**	**100.00%**	**$331,730**	**6.06%**	**360**	**741**	**67.30%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005



IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 Month LIBOR Loan-IO	8,305,250	20	0.67%	415,263	5.790%	358	677	71.19%
3 Month LIBOR Loans-IO	296,000	1	0.02	296,000	5.250	356	722	69.81
6 Month LIBOR Loans-IO	74,958,703	196	6.04	382,442	5.708	358	706	76.78
1 Year LIBOR Loans-IO	40,934,770	131	3.30	312,479	5.800	359	697	76.67
2/28 1 Year LIBOR Loans-IO	1,100,329	5	0.09	220,066	5.476	357	703	78.56
2/28 6 Month LIBOR Loans-IO	890,876,299	3,158	71.81	282,101	6.390	358	673	80.11
3/27 1 Year LIBOR Loans-IO	29,138,373	86	2.35	338,818	5.548	357	706	78.96
3/27 6 Month LIBOR Loans-IO	60,826,999	224	4.90	271,549	6.172	359	710	79.53
5/25 1 Year LIBOR Loans-IO	14,821,226	53	1.19	279,646	5.735	360	710	76.57
5/25 6 Month LIBOR Loans-IO	32,845,812	109	2.65	301,338	6.211	359	705	78.85
7/23 1 Year LIBOR Loans-IO	2,107,800	4	0.17	526,950	5.790	360	713	71.76
7/23 6 Month LIBOR Loans-IO	912,215	4	0.07	228,054	6.355	359	739	76.01
10/20 1 Year LIBOR Loans-IO	575,000	2	0.05	287,500	5.772	360	762	44.92
10/20 6 Month LIBOR Loans-IO	1,083,650	3	0.09	361,217	6.215	360	730	79.17
Fixed Balloon-IO	403,750	3	0.03	134,583	11.126	179	640	95.81
30 Year Fixed Rate Loans-IO	81,410,673	258	6.56	315,545	6.210	359	713	69.15
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$350,018,360	2,069	28.21%	$169,173	6.409%	358	675	79.19%
$250,000.01 to $300,000.00	165,281,040	601	13.32	275,010	6.266	358	682	79.35
$300,000.01 to $350,000.00	125,346,905	386	10.1	324,733	6.230	358	687	79.05
$350,000.01 to $400,000.00	124,443,656	331	10.03	375,963	6.311	358	690	80.42
$400,000.01 to $450,000.00	105,002,581	246	8.46	426,840	6.284	358	687	80.05
$450,000.01 to $500,000.00	104,116,434	219	8.39	475,418	6.214	358	688	79.29
$500,000.01 to $550,000.00	62,741,762	120	5.06	522,848	6.208	358	682	80.06
$550,000.01 to $600,000.00	59,152,523	103	4.77	574,296	6.083	358	673	80.24
$600,000.01 to $650,000.00	34,671,695	55	2.79	630,394	6.164	358	679	79.19
$650,000.01 to $700,000.00	24,370,960	36	1.96	676,971	6.220	358	672	79.19
$700,000.01 to $750,000.00	21,258,539	29	1.71	733,053	6.175	358	679	77.21
$750,000.01 to $800,000.00	5,483,420	7	0.44	783,346	5.905	357	720	77.73
$800,000.01 to $850,000.00	5,838,375	7	0.47	834,054	6.369	359	709	75.23
$850,000.01 to $900,000.00	5,316,282	6	0.43	886,047	5.647	359	710	72.20
$900,000.01 to $950,000.00	4,620,000	5	0.37	924,000	6.147	359	709	69.15
$950,000.01 to $1,000,000.00	21,739,937	22	1.75	988,179	5.820	358	717	67.23
$1,000,000.01 to $2,000,000.00	21,194,380	15	1.71	1,412,959	5.938	358	698	61.14
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$349,768,360	2,068	28.19%	$169,134	6.409%	358	675	79.22%
$250,000.01 to $300,000.00	165,531,040	602	13.34	274,969	6.266	358	682	79.29
$300,000.01 to $350,000.00	125,346,905	386	10.10	324,733	6.230	358	687	79.05
$350,000.01 to $400,000.00	124,043,722	330	10.00	375,890	6.316	358	690	80.44
$400,000.01 to $450,000.00	105,402,516	247	8.50	426,731	6.278	358	687	80.03
$450,000.01 to $500,000.00	104,116,434	219	8.39	475,418	6.214	358	688	79.29
$500,000.01 to $550,000.00	62,741,762	120	5.06	522,848	6.208	358	682	80.06
$550,000.01 to $600,000.00	59,152,523	103	4.77	574,296	6.083	358	673	80.24
$600,000.01 to $650,000.00	34,671,695	55	2.79	630,394	6.164	358	679	79.19
$650,000.01 to $700,000.00	23,671,969	35	1.91	676,342	6.238	359	672	79.44
$700,000.01 to $750,000.00	21,957,529	30	1.77	731,918	6.158	358	678	77.00
$750,000.01 to $800,000.00	5,483,420	7	0.44	783,346	5.905	357	720	77.73
$800,000.01 to $850,000.00	5,838,375	7	0.47	834,054	6.369	359	709	75.23
$850,000.01 to $900,000.00	5,316,282	6	0.43	886,047	5.647	359	710	72.20
$900,000.01 to $950,000.00	4,620,000	5	0.37	924,000	6.147	359	709	69.15
$950,000.01 to $1,000,000.00	21,739,937	22	1.75	988,179	5.820	358	717	67.23
$1,000,000.01 to $2,000,000.00	21,194,380	15	1.71	1,412,959	5.938	358	698	61.14
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$730,631,691	2,024	58.89%	$360,984	6.146%	358	686	78.38%
Florida	88,069,031	397	7.10	221,836	6.421	359	685	79.79
Arizona	66,436,301	325	5.36	204,419	6.754	358	665	80.86
Virginia	66,069,380	213	5.33	310,185	6.474	359	686	80.26
Maryland	32,156,633	127	2.59	253,202	6.559	358	680	79.60
New Jersey	28,375,826	97	2.29	292,534	6.273	358	693	79.44
Nevada	27,044,866	111	2.18	243,647	6.275	358	687	79.59
Colorado	26,919,394	139	2.17	193,665	6.376	358	653	79.19
Minnesota	17,368,243	89	1.40	195,149	6.435	359	659	81.95
Georgia	16,659,431	98	1.34	169,994	6.399	359	676	80.59
Hawaii	16,110,848	32	1.30	503,464	6.093	359	706	69.90
Washington	15,314,187	75	1.23	204,189	6.178	358	664	79.94
Illinois	14,912,880	62	1.20	240,530	6.691	358	671	81.74
New York	12,924,430	28	1.04	461,587	6.332	358	694	72.80
Oregon	8,022,353	46	0.65	174,399	6.257	358	646	78.61
Utah	7,674,957	43	0.62	178,487	6.584	356	649	80.88
Michigan	7,505,550	44	0.60	170,581	6.598	358	665	82.10
Massachusetts	5,684,020	20	0.46	284,201	6.624	358	693	81.80
South Carolina	5,631,217	21	0.45	268,153	6.403	358	725	71.89
Ohio	5,113,629	34	0.41	150,401	6.417	358	655	81.69
Texas	4,883,311	26	0.39	187,820	7.160	358	675	83.15
North Carolina	4,350,186	28	0.35	155,364	6.052	358	685	79.15
Pennsylvania	3,795,804	18	0.31	210,878	6.102	358	691	76.71
Missouri	3,542,887	26	0.29	136,265	6.393	358	667	79.68
Connecticut	3,326,732	11	0.27	302,430	6.152	359	710	76.83
Tennessee	2,802,178	18	0.23	155,677	6.185	358	658	78.44
Idaho	2,750,809	16	0.22	171,926	6.873	358	659	84.45
Wisconsin	2,377,014	10	0.19	237,701	6.066	358	674	81.45
New Hampshire	2,290,600	10	0.18	229,060	6.145	359	706	76.92
Alabama	1,778,805	9	0.14	197,645	6.063	359	744	81.70
District of Columbia	1,384,000	6	0.11	230,667	6.377	359	652	77.72
Delaware	1,280,550	8	0.10	160,069	6.347	359	704	80.43
New Mexico	1,247,758	7	0.10	178,251	6.845	357	678	77.33
Indiana	1,199,520	6	0.10	199,920	5.715	357	690	78.76
Rhode Island	976,080	5	0.08	195,216	6.474	358	676	80.00
Mississippi	888,069	6	0.07	148,012	5.894	357	660	67.08
Louisiana	574,495	6	0.05	95,749	6.064	357	695	76.37
Kentucky	533,200	3	0.04	177,733	5.936	358	651	79.70
Iowa	500,900	3	0.04	166,967	6.047	359	674	71.63
Maine	492,200	2	0.04	246,100	6.840	359	697	79.52
Kansas	309,208	2	0.02	154,604	6.351	359	716	80.00
Montana	266,855	2	0.02	133,428	6.081	359	678	80.00
Vermont	138,510	1	0.01	138,510	5.750	353	743	95.00
Wyoming	116,000	1	0.01	116,000	6.725	357	618	80.00
Nebraska	101,200	1	0.01	101,200	7.470	358	638	80.00
Alaska	65,110	1	0.01	65,110	5.750	354	721	80.00
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
15.01% to 20.00%	$65,000	1	0.01%	$65,000	5.875%	360	675	18.57%
30.01% to 35.00%	555,000	3	0.04	185,000	6.062	359	646	31.23
35.01% to 40.00%	2,144,585	8	0.17	268,073	5.647	358	706	37.93
40.01% to 45.00%	5,399,591	12	0.44	449,966	5.745	359	716	42.84
45.01% to 50.00%	7,994,650	21	0.64	380,698	5.626	359	707	48.08
50.01% to 55.00%	8,948,900	26	0.72	344,188	5.855	358	718	53.03
55.01% to 60.00%	28,325,183	65	2.28	435,772	5.919	359	718	58.37
60.01% to 65.00%	38,709,869	93	3.12	416,235	5.783	358	690	63.79
65.01% to 70.00%	105,427,734	349	8.50	302,085	5.960	359	702	69.50
70.01% to 75.00%	54,755,350	177	4.41	309,352	5.958	358	691	73.82
75.01% to 80.00%	784,560,631	2,854	63.24	274,899	6.275	358	683	79.85
80.01% to 85.00%	33,445,969	98	2.70	341,285	6.242	358	657	84.49
85.01% to 90.00%	95,022,075	295	7.66	322,109	6.688	358	657	89.61
90.01% to 95.00%	69,410,190	232	5.59	299,182	6.921	357	668	94.72
95.01% to 100.00%	5,832,123	23	0.47	253,571	6.859	357	701	99.96
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
3.000% to 3.499%	$1,249,700	2	0.10%	$624,850	3.303%	356	735	76.88%
3.500% to 3.999%	2,213,900	5	0.18	442,780	3.934	357	758	78.22
4.000% to 4.499%	1,788,880	5	0.14	357,776	4.290	357	741	74.77
4.500% to 4.999%	25,728,166	74	2.07	347,678	4.819	357	719	73.85
5.000% to 5.499%	98,554,763	295	7.94	334,084	5.298	358	702	76.25
5.500% to 5.999%	350,297,792	1,099	28.24	318,742	5.767	358	696	75.92
6.000% to 6.499%	316,730,353	1,113	25.53	284,574	6.241	358	683	78.73
6.500% to 6.999%	286,870,797	1,018	23.12	281,798	6.728	358	671	81.41
7.000% to 7.499%	90,682,172	378	7.31	239,900	7.232	358	656	82.60
7.500% to 7.999%	48,313,613	198	3.89	244,008	7.719	358	652	84.25
8.000% to 8.499%	10,021,303	41	0.81	244,422	8.211	359	644	86.38
8.500% to 8.999%	6,094,732	19	0.49	320,775	8.669	359	681	84.54
9.000% to 9.499%	460,800	2	0.04	230,400	9.193	358	670	80.00
9.500% to 9.999%	700,452	2	0.06	350,226	9.868	359	684	84.04
10.000% to 10.499%	343,272	2	0.03	171,636	10.312	358	681	91.29
10.500% to 10.999%	187,000	1	0.02	187,000	10.875	179	649	94.93
11.000% to 11.499%	210,405	2	0.02	105,203	11.085	301	635	96.62
11.500% to 11.999%	148,750	1	0.01	148,750	11.500	178	634	95.00
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Single Family Residence	$841,518,874	2,886	67.83%	$291,587	6.238%	358	680	79.07%
PUD	162,996,673	556	13.14	293,159	6.392	358	675	79.99
Condo	126,598,257	518	10.20	244,398	6.226	358	693	79.32
2-4 Family	75,702,447	188	6.10	402,673	6.491	358	700	75.00
Deminimis PUD	29,207,065	86	2.35	339,617	6.072	358	712	73.93
Townhouse	4,573,533	23	0.37	198,849	6.630	359	699	79.99
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Purchase	$819,328,088	2,903	66.04%	$282,235	6.267%	358	688	79.53%
Refinance - Cashout	333,442,126	1,036	26.88	321,855	6.310	358	669	77.52
Refinance - Rate Term	87,826,635	318	7.08	276,184	6.140	358	682	77.59
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Primary	$1,072,635,140	3,661	86.46%	$292,990	6.270%	358	678	79.70%
Investment	140,765,854	518	11.35	271,749	6.297	358	716	73.62
Second Home	27,195,855	78	2.19	348,665	6.129	358	708	72.61
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
121 to 240	$403,750	3	0.03%	$134,583	11.126%	179	640	95.81%
241 to 360	1,240,193,100	4,254	99.97	291,536	6.268	358	683	78.85
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Stated	$458,971,107	1,467	37.00%	$312,864	6.165%	358	701	76.72%
Full	409,244,164	1,681	32.99	243,453	6.195	358	659	80.57
Express Non-VerifiedAssets	220,800,682	604	17.80	365,564	6.531	358	677	81.08
Express VerifiedAssets	105,975,684	358	8.54	296,021	6.508	359	700	79.73
Express No Doc	28,290,504	98	2.28	288,679	6.279	359	698	70.49
SISA	8,246,300	22	0.66	374,832	6.156	359	719	69.83
Alternative	7,203,438	21	0.58	343,021	5.864	357	676	82.01
FISA	873,200	3	0.07	291,067	5.785	359	735	77.10
Lite	617,000	1	0.05	617,000	4.875	356	778	48.02
Express No Doc VerifiedAssets	374,770	2	0.03	187,385	7.980	360	747	86.88
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$481,000	2	0.04%	$240,500	5.500%	359	0	70.56%
561 to 580	3,772,577	15	0.30	251,505	6.814	358	580	82.84
581 to 600	40,202,861	172	3.24	233,738	6.996	358	591	81.25
601 to 620	74,114,460	284	5.97	260,966	6.594	358	611	82.06
621 to 640	135,652,663	501	10.93	270,764	6.444	358	631	79.60
641 to 660	182,623,882	648	14.72	281,827	6.454	358	650	80.58
661 to 680	184,044,410	644	14.84	285,783	6.350	358	670	79.67
681 to 700	201,815,446	641	16.27	314,845	6.236	358	690	78.36
701 to 720	137,936,196	452	11.12	305,169	6.074	358	710	78.62
721 to 740	97,909,097	319	7.89	306,925	5.923	358	730	77.19
741 to 760	78,750,963	253	6.35	311,269	5.997	358	751	76.24
761 to 780	69,021,028	213	5.56	324,042	5.941	358	769	75.66
781 to 800	27,691,417	92	2.23	300,994	5.853	358	788	74.43
801 to 820	6,580,850	21	0.53	313,374	5.749	358	807	68.24
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
None	$247,884,792	824	19.98%	$300,831	6.176%	358	698	78.45%
3 Months	152,000	1	0.01	152,000	5.875	357	655	67.56
6 Months	21,959,000	49	1.77	448,143	6.000	358	686	71.81
7 Months	3,898,200	8	0.31	487,275	6.297	359	706	72.81
12 Months	170,439,139	509	13.74	334,851	6.191	359	699	76.28
24 Months	680,756,412	2,453	54.87	277,520	6.350	358	670	80.31
36 Months	103,164,206	379	8.32	272,201	6.211	358	699	77.38
60 Months	12,343,100	34	0.99	363,032	5.761	359	724	68.80
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
1 to 12	123,427,824	345	9.95	357,762	5.742	358	701	76.36
13 to 18	9,128,019	36	0.74	253,556	5.712	354	714	79.49
19 to 24	882,490,008	3,125	71.13	282,397	6.395	358	673	80.11
25 to 31	13,011,396	30	1.05	433,713	5.242	355	721	77.88
32 to 49	78,727,912	286	6.35	275,272	6.107	359	706	79.59
50 to 55	118,400	1	0.01	118,400	6.375	353	656	80.00
56 to 79	47,200,202	160	3.80	295,001	6.055	360	707	78.12
80 or more	4,678,665	13	0.38	359,897	5.996	360	728	71.01
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
1.000% to 1.249%	359,650	1	0.03	359,650	3.125	356	770	69.16
1.500% to 1.749%	1,182,050	2	0.10	591,025	3.499	356	736	80.00
1.750% to 1.999%	1,818,603	5	0.15	363,721	4.963	357	753	72.35
2.000% to 2.249%	1,401,250	3	0.11	467,083	4.694	356	749	71.92
2.250% to 2.499%	73,315,001	210	5.91	349,119	5.705	358	711	76.55
2.500% to 2.749%	11,668,200	28	0.94	416,721	5.715	357	716	79.67
2.750% to 2.999%	87,105,919	214	7.02	407,037	5.950	358	700	71.59
3.000% to 3.249%	29,702,756	89	2.39	333,739	6.107	358	714	78.44
3.250% to 3.499%	109,221,424	406	8.80	269,018	5.933	358	711	75.55
3.500% to 3.749%	55,220,830	201	4.45	274,730	6.230	359	705	79.26
3.750% to 3.999%	14,867,500	44	1.20	337,898	6.174	358	700	77.69
4.000% to 4.249%	54,940,695	176	4.43	312,163	6.159	359	693	77.10
4.250% to 4.499%	23,279,673	82	1.88	283,898	6.234	358	691	80.68
4.500% to 4.749%	12,020,523	51	0.97	235,697	6.370	359	683	83.15
4.750% to 4.999%	45,763,739	197	3.69	232,303	5.934	359	678	79.90
5.000% to 5.249%	125,911,762	460	10.15	273,721	6.635	359	684	79.43
5.250% to 5.499%	82,118,200	308	6.62	266,618	6.124	358	674	79.82
5.500% to 5.749%	24,483,579	126	1.97	194,314	6.546	358	665	79.60
5.750% to 5.999%	262,578,751	927	21.17	283,256	6.351	358	662	81.35
6.000% to 6.249%	75,456,874	259	6.08	291,339	6.719	358	644	84.16
6.250% to 6.499%	53,200,803	167	4.29	318,568	7.109	358	633	89.58
6.500% to 6.749%	9,864,994	30	0.80	328,833	7.581	358	622	90.95
6.750% to 6.999%	3,299,650	10	0.27	329,965	6.360	358	666	80.18
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
9.000% to 9.499%	359,650	1	0.03	359,650	3.125	356	770	69.16
9.500% to 9.999%	9,414,470	24	0.76	392,270	5.327	359	692	71.64
10.000% to 10.499%	5,250,170	17	0.42	308,834	5.046	358	716	75.19
10.500% to 10.999%	36,394,437	106	2.93	343,344	5.203	358	722	74.15
11.000% to 11.499%	89,218,794	266	7.19	335,409	5.416	358	703	76.66
11.500% to 11.999%	293,495,226	944	23.66	310,906	5.808	358	691	77.53
12.000% to 12.499%	300,382,133	1,054	24.21	284,993	6.185	358	680	79.28
12.500% to 12.999%	259,817,613	934	20.94	278,177	6.674	358	670	80.77
13.000% to 13.499%	86,533,629	358	6.98	241,714	7.196	358	656	83.39
13.500% to 13.999%	60,955,843	232	4.91	262,741	7.482	358	655	87.02
14.000% to 14.499%	9,680,313	37	0.78	261,630	8.127	359	649	86.63
14.500% to 14.999%	5,807,220	17	0.47	341,601	8.491	359	686	84.23
15.000% to 15.499%	460,800	2	0.04	230,400	9.193	358	670	80.00
15.500% to 15.999%	700,452	2	0.06	350,226	9.868	359	684	84.04
16.000% to 16.499%	169,272	1	0.01	169,272	10.375	359	691	90.00
17.000% to 17.499%	142,405	1	0.01	142,405	11.125	359	637	95.00
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
September 2005	8,148,067	17	0.66	479,298	5.389	355	693	72.89
October 2005	14,353,921	41	1.16	350,096	5.405	357	709	76.34
November 2005	9,334,001	24	0.75	388,917	5.358	357	713	75.44
December 2005	27,590,178	70	2.22	394,145	5.843	358	707	75.37
January 2006	18,994,732	49	1.53	387,648	5.980	359	700	78.38
February 2006	4,172,855	14	0.34	298,061	6.033	360	685	79.59
March 2006	966,200	2	0.08	483,100	6.244	360	653	75.27
April 2006	414,700	2	0.03	207,350	5.859	356	679	72.89
May 2006	1,136,700	3	0.09	378,900	5.660	357	706	73.20
June 2006	10,217,405	35	0.82	291,926	5.993	358	704	77.75
July 2006	19,369,685	58	1.56	333,960	5.696	359	694	76.58
August 2006	8,729,380	30	0.70	290,979	5.816	360	692	76.31
September 2006	1,066,900	3	0.09	355,633	5.843	360	704	75.83
October 2006	264,400	1	0.02	264,400	4.875	350	704	80.00
January 2007	3,419,760	14	0.28	244,269	5.694	353	700	79.93
February 2007	4,376,959	18	0.35	243,164	5.744	354	728	80.00
March 2007	7,006,536	23	0.56	304,632	5.851	355	681	76.22
April 2007	24,596,420	99	1.98	248,449	6.130	356	693	78.76
May 2007	100,177,188	326	8.07	307,292	6.246	357	681	80.52
June 2007	373,666,263	1,350	30.12	276,790	6.423	358	669	80.82
July 2007	345,693,921	1,222	27.87	282,892	6.439	359	671	79.74
August 2007	31,349,680	105	2.53	298,568	6.388	360	701	76.42
September 2007	1,607,100	6	0.13	267,850	6.566	359	699	79.34
February 2008	1,266,000	2	0.10	633,000	5.250	354	699	79.13
March 2008	10,138,296	22	0.82	460,832	5.031	355	728	77.50
April 2008	5,274,890	13	0.43	405,761	5.942	356	692	76.38
May 2008	2,675,655	9	0.22	297,295	5.595	357	691	78.42
June 2008	7,898,263	29	0.64	272,354	5.758	358	699	82.03
July 2008	44,707,796	163	3.60	274,281	6.195	359	712	79.49
August 2008	17,822,872	71	1.44	251,026	6.148	360	702	79.86
September 2009	348,436	1	0.03	348,436	7.000	349	694	80.00
January 2010	118,400	1	0.01	118,400	6.375	353	656	80.00
June 2010	387,000	1	0.03	387,000	6.750	358	767	90.00
July 2010	16,766,210	56	1.35	299,397	6.237	359	698	77.67
August 2010	29,345,392	100	2.37	293,454	5.929	360	711	78.18
September 2010	701,600	3	0.06	233,867	6.608	360	722	80.00
July 2012	1,551,565	4	0.13	387,891	6.157	359	721	72.11
August 2012	1,468,450	4	0.12	367,113	5.752	360	720	74.04
August 2015	1,658,650	5	0.13	331,730	6.062	360	741	67.30
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
3	8,601,250	21	0.69	409,583	5.771	358	678	71.15
6	74,958,703	196	6.04	382,442	5.708	358	706	76.78
12	40,934,770	131	3.30	312,479	5.800	359	697	76.67
24	891,976,627	3,163	71.90	282,003	6.389	358	673	80.11
36	89,965,373	310	7.25	290,211	5.970	358	709	79.35
60	47,667,038	162	3.84	294,241	6.063	360	706	78.14
84	3,020,015	8	0.24	377,502	5.961	359	721	73.05
120	1,658,650	5	0.13	331,730	6.062	360	741	67.30
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
1.000%	64,285,465	164	5.18	391,985	5.861	358	699	75.77
2.000%	103,299,763	362	8.33	285,358	5.699	358	708	77.91
2.250%	296,000	1	0.02	296,000	5.250	356	722	69.81
3.000%	662,923,282	2,213	53.44	299,559	6.458	358	671	79.75
4.749%	936,000	1	0.08	936,000	5.250	358	639	65.00
5.000%	49,387,114	147	3.98	335,967	6.200	358	707	76.87
5.375%	712,000	2	0.06	356,000	6.625	357	711	80.00
6.000%	276,942,803	1,106	22.32	250,400	6.152	358	685	81.00
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$81,814,423	261	6.59%	$313,465	6.234%	358	713	69.28%
1.000%	927,612,749	3,249	74.77	285,507	6.359	358	675	79.46
2.000%	170,541,120	566	13.75	301,309	5.974	359	706	78.50
3.000%	43,600,769	132	3.51	330,309	6.036	357	680	85.41
6.000%	17,027,789	49	1.37	347,506	5.156	356	719	78.47
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$166,927,325	534	13.46%	$312,598	6.155%	358	703	76.12%
0.01% to 5.00%	47,236,207	151	3.81	312,823	6.652	358	695	78.51
5.01% to 10.00%	3,811,500	12	0.31	317,625	6.958	358	675	76.82
10.01% to 15.00%	6,862,066	23	0.55	298,351	6.342	358	675	76.77
15.01% to 20.00%	17,286,432	59	1.39	292,990	6.296	358	697	77.32
20.01% to 25.00%	33,074,182	128	2.67	258,392	6.235	358	684	79.27
25.01% to 30.00%	65,973,959	243	5.32	271,498	6.250	358	680	78.25
30.01% to 35.00%	134,489,642	460	10.84	292,369	6.172	358	683	78.09
35.01% to 40.00%	232,123,191	779	18.71	297,976	6.283	358	680	79.35
40.01% to 45.00%	299,715,629	1,004	24.16	298,522	6.289	358	680	79.91
45.01% to 50.00%	220,923,893	827	17.81	267,139	6.312	358	671	80.05
50.01% to 55.00%	10,154,370	31	0.82	327,560	5.816	358	697	75.10
55.01% or greater	2,018,453	6	0.16	336,409	5.942	357	694	73.67
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**

IO Term

IO Terms (months)	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
6	$698,990	1	0.06%	$698,990	5.625%	357	654	70.83%
12	110,500	1	0.01	110,500	5.875	357	656	85.33
24	91,601,496	311	7.38	294,539	5.924	357	696	81.26
36	36,356,214	100	2.93	363,562	5.649	357	715	78.29
60	757,225,012	2,706	61.04	279,832	6.361	358	671	79.50
72	999,000	1	0.08	999,000	5.875	359	698	71.36
84	2,452,000	3	0.20	817,333	5.283	360	724	69.77
120	351,153,637	1,134	28.31	309,659	6.236	359	701	76.98
Total:	**$1,240,596,850**	**4,257**	**100.00%**	**$291,425**	**6.270%**	**358**	**683**	**78.85%**


Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

3 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
36	$21,779,780	11	100.00%	$1,979,980	5.64%	359	758	69.77%
Total:	**$21,779,780**	**11**	**100.00%**	**$1,979,980**	**5.64%**	**359**	**758**	**69.77%**

5 Year ARM								
Original Interest Only Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
60	$45,236,366	34	100.00%	$1,330,481	5.75%	359	741	62.17%
Total:	**$45,236,366**	**34**	**100.00%**	**$1,330,481**	**5.75%**	**359**	**741**	**62.17%**

All Products								
CDPRODUCTSP	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
6 Month LIBOR ARM	$1,743,165	2	0.79%	$871,583	4.654%	357	667	74.67%
2/28 LIBOR ARM	$2,822,361	3	1.29%	$940,787	5.911%	359	713	75.72%
3/27 LIBOR ARM	$41,599,823	29	18.96%	$1,434,477	5.647%	359	742	69.03%
3/27 LIBOR ARM-IO	$21,779,780	11	9.93%	$1,979,980	5.642%	359	758	69.77%
3/27 MTA ARM	$603,000	1	0.27%	$603,000	6.250%	360	719	60.45%
5/25 LIBOR ARM	$55,795,787	47	25.43%	$1,187,144	5.804%	358	732	65.88%
5/25 LIBOR ARM-IO	$45,236,366	34	20.62%	$1,330,481	5.746%	359	741	62.17%
7/23 LIBOR ARM	$5,754,534	6	2.62%	$959,089	5.959%	359	744	61.25%
10/20 LIBOR ARM	$44,060,388	34	20.08%	$1,295,894	5.985%	359	739	60.92%
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**



Part II of II

New Issue Computational Materials

$[1,722,555,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6



Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 16, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance (deal as a whole)	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	248,641.27	0.03	8.8452	0.00	514.76	45.13	74.31	32.38	67.62	100.00	0.00	0.00	100.00	0.00
525	549	> 65%		-												
550	574	> 65%	189,059.37	0.03	8.4606	0.00	571.09	11.41	80.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00
575	599	> 70%	228,984.79	2.70	7.0661	13.22	588.79	39.38	82.36	61.92	25.40	100.00	84.07	0.00	15.93	96.35
600	624	> 70%	255,459.61	6.48	6.5845	18.76	612.73	38.60	82.63	74.78	15.24	98.38	70.04	0.00	29.96	93.39
625	649	> 70%	254,242.76	13.24	6.5597	21.51	638.50	38.37	82.48	72.32	15.33	96.01	52.20	0.10	47.71	86.01
650	674	> 80%	274,353.29	3.63	6.7247	98.52	661.16	36.66	91.34	68.78	15.29	93.46	35.45	0.00	64.55	81.81
675	699	> 80%	258,135.14	2.82	6.6235	85.96	685.89	35.25	91.35	69.92	15.44	89.26	33.47	0.00	66.53	72.11
700	724	> 80%	272,370.00	1.99	6.3454	85.41	710.39	37.09	90.98	66.33	15.45	79.88	30.89	0.00	69.11	77.00
725	749	> 85%	239,456.16	0.64	6.3809	87.64	733.65	35.46	92.15	67.43	20.81	84.44	25.07	0.00	74.93	72.11
750	774	> 85%	277,604.47	0.68	6.4196	84.10	761.38	33.70	92.45	76.41	5.24	80.51	27.38	0.00	72.62	60.62
775	799	> 85%	228,899.07	0.23	6.1799	69.96	784.19	38.91	93.43	30.02	32.22	76.73	49.94	0.00	50.06	65.31
800	max	> 85%														

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 49.9%														
65%	69%	> 49.9%	305,227.13	0.18	5.7375	0.00	694.92	54.80	66.97	83.30	0.00	44.71	35.73	0.00	64.27	62.62
70%	74%	> 49.9%	343,511.32	0.32	5.9699	0.00	697.22	52.71	70.28	49.54	6.51	68.78	35.18	0.00	64.82	78.56
75%	79%	> 49.9%	296,250.00	0.02	6.5000	0.00	658.00	52.00	75.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00
80%	84%	> 49.9%	290,180.48	0.44	5.8393	4.06	694.15	52.12	80.37	86.16	11.62	84.69	60.58	0.00	39.42	74.18
85%	89%	> 49.9%	320,978.11	0.06	6.2471	100.00	693.74	56.11	88.43	100.00	0.00	100.00	63.99	0.00	36.01	69.76
90%	94%	> 49.9%	212,671.10	0.10	6.2324	100.00	692.50	52.44	90.00	42.08	0.00	63.32	73.71	0.00	26.29	22.67
95%	99%	> 49.9%														
100%	max	> 49.9%														

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525														
25%	29%	< 550														
30%	34%	< 575														
35%	39%	< 600	205,474.22	0.46	7.2267	18.94	589.72	37.00	82.23	66.52	19.31	100.00	74.56	0.00	25.44	97.69
40%	44%	< 625	269,602.59	3.10	6.6913	18.85	606.52	42.07	82.90	71.06	17.47	99.35	70.99	0.00	29.01	95.54
45%	49%	< 650	240,218.50	6.62	6.5806	14.12	623.99	47.43	80.30	72.30	17.29	97.60	72.87	0.00	27.13	89.26
50%	54%	< 675	230,368.31	0.41	6.3232	23.26	640.69	51.19	75.66	80.78	3.35	87.81	41.61	0.00	58.39	59.25
55%	max	< 700	183,199.57	0.10	6.5065	17.24	663.93	57.75	81.01	53.38	32.72	65.66	41.09	0.00	58.91	62.32

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	248,641.27	0.04	8.8452	0.00	514.76	45.13	74.31	32.38	67.62	100.00	0.00	0.00	100.00	0.00	67.62	0	0
525	549		0.03															
550	574	150,651.92	-	8.2424	0.00	569.97	19.75	68.88	100.00	0.00	100.00	0.00	0.00	100.00	0.00	15.74	0	35.83
575	599	337,232.21	0.04	7.3052	10.03	589.49	31.32	80.02	82.36	7.99	98.21	0.00	0.00	100.00	82.49	59.83	0	8.63
600	624	320,870.66	0.52	6.8469	26.21	614.19	36.06	80.30	73.22	13.84	93.42	0.00	0.19	99.81	78.29	65.51	0.77	11.53
625	649	302,597.84	2.75	6.7007	16.52	638.75	34.81	77.81	71.60	13.62	90.45	0.00	0.16	99.84	78.02	58.16	5.48	7.29
650	674	286,408.41	7.99	6.5101	18.09	662.54	36.08	78.80	72.07	11.20	85.56	0.00	0.00	100.00	81.15	56.27	4.4	7.75
675	699	305,397.64	12.67	6.3245	10.63	686.66	34.97	77.63	65.33	14.79	81.52	0.00	0.00	100.00	83.65	62.08	3.01	9.06
700	724	305,472.26	15.26	6.1154	10.90	710.91	35.58	77.02	63.09	15.61	77.50	0.00	0.00	100.00	81.46	61.99	2.39	8.41
725	749	290,337.60	11.38	6.0363	6.56	736.11	34.33	76.23	67.64	13.95	77.72	0.00	0.00	100.00	79.32	60.44	3.14	8.46
750	774	310,916.57	7.17	6.0378	7.16	761.35	34.15	75.81	61.63	16.00	72.00	0.00	0.07	99.93	81.92	56.4	2.79	7.93
775	799	307,183.86	6.39	6.0251	3.12	783.99	33.61	71.94	55.53	16.97	62.28	0.00	1.33	98.67	74.69	54.92	7.35	9.43
800	max	316,640.11	3.09	5.8469	3.92	805.57	31.51	66.59	65.51	12.09	84.65	0.00	0.00	100.00	66.70	35.54	19.17	10.37

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549																	
550	574																	
575	599	229,059.12	2.68	7.0198	12.76	588.76	39.78	81.63	61.21	25.66	100.00	84.13	0.00	15.87	100.00	37.88	0.00	7.79
600	624	263,380.08	6.96	6.5445	17.57	613.57	38.75	81.84	76.22	15.47	99.44	69.01	0.00	30.99	100.00	55.20	0.44	5.49
625	649	273,115.35	13.01	6.4715	17.70	638.16	38.60	79.89	72.66	15.12	95.20	52.07	0.00	47.93	100.00	53.08	1.18	7.75
650	674	285,166.51	15.08	6.3793	19.70	661.96	38.64	80.06	71.57	14.09	91.19	31.82	0.00	68.18	100.00	57.85	0.94	6.59
675	699	309,220.56	16.23	6.2630	10.47	686.46	36.80	78.54	67.51	15.15	84.82	21.36	0.00	78.64	100.00	63.69	0.96	7.30
700	724	311,003.38	11.55	6.0400	10.88	711.11	37.37	78.32	61.49	16.10	79.74	19.70	0.00	80.30	100.00	63.36	1.92	7.06
725	749	300,838.58	7.26	5.9955	5.93	736.15	36.11	76.88	66.25	13.39	79.65	21.76	0.00	78.24	100.00	63.98	0.29	6.46
750	774	319,885.40	6.32	5.9315	5.63	761.51	36.23	76.39	63.38	14.59	73.21	17.16	0.00	82.84	100.00	61.07	0.90	6.64
775	799	312,407.46	2.95	5.9094	3.30	783.79	36.01	74.17	55.36	19.83	64.93	21.91	1.39	76.70	100.00	59.53	0.80	8.74
800	max	313,384.08	0.46	5.7779	4.86	806.54	32.28	68.78	61.88	22.01	69.93	17.29	0.00	82.71	100.00	44.16	11.66	18.93

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

fico

		Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
No	Score	4	741,902	0.00	6.347	2.750	9.999	2.750	0.363	351	351	360	1.000	1.000	2	73.30	0	185,475	0.00
501 -	510	1	161,033	0.00	8.000	0.000	0.000	0.000	0.282	358	358	360	0.000	0.000	0	75.00	508	161,033	0.00
511 -	520	1	336,250	0.00	9.250	9.250	16.250	9.250	0.407	358	358	360	1.500	1.500	4	73.98	518	336,250	0.00
551 -	560	1	94,869	0.00	7.875	0.000	0.000	0.000	0.282	358	358	360	0.000	0.000	0	29.87	560	94,869	0.00
561 -	570	1	86,300	0.00	8.750	0.000	0.000	0.000	0.282	358	358	360	0.000	0.000	0	80.00	568	86,300	0.00
571 -	580	20	4,911,363	0.00	7.092	5.995	12.814	6.814	0.408	353	353	355	3.000	1.000	22	81.25	579	245,568	3.61
581 -	590	87	19,239,757	1.00	7.020	5.900	13.034	6.928	0.576	358	358	360	2.932	1.000	22	80.90	585	221,147	20.69
591 -	600	92	22,276,807	1.00	6.996	5.915	12.972	6.955	0.572	358	358	360	2.991	1.001	22	81.42	596	242,139	21.13
601 -	610	144	39,031,720	3.00	6.730	5.723	12.755	6.486	0.618	356	356	359	2.955	1.043	22	80.38	606	271,054	24.79
611 -	620	174	43,645,428	3.00	6.489	5.622	12.496	6.199	0.576	357	357	359	3.159	1.018	22	80.96	616	250,836	21.53
621 -	630	306	75,935,306	5.00	6.520	5.180	12.495	5.684	0.673	355	357	357	3.696	1.216	22	80.61	626	248,155	25.14
631 -	640	316	83,360,214	6.00	6.469	4.990	12.424	5.545	0.586	357	358	359	3.795	1.223	22	78.01	636	263,798	18.26
641 -	650	430	112,392,356	7.00	6.502	5.026	12.543	5.692	0.616	356	357	358	3.946	1.301	22	80.55	645	261,378	18.90
651 -	660	384	104,010,578	7.00	6.409	4.786	12.443	5.315	0.637	357	357	359	4.063	1.407	22	79.42	655	270,861	21.72
661 -	670	438	115,839,455	8.00	6.371	4.836	12.388	5.433	0.514	357	358	359	3.823	1.281	23	79.32	665	264,474	15.84
671 -	680	390	107,210,989	7.00	6.341	4.686	12.348	5.221	0.499	356	357	358	3.681	1.282	24	78.75	676	274,900	14.62
681 -	690	467	138,010,882	9.00	6.247	4.335	12.257	4.844	0.469	357	357	359	3.501	1.321	22	77.89	685	295,527	11.93
691 -	700	363	105,616,062	7.00	6.199	4.228	12.138	4.694	0.482	357	357	359	3.683	1.413	26	78.79	695	290,953	13.19
701 -	710	320	95,530,372	6.00	6.038	4.057	12.052	4.375	0.476	357	357	359	3.692	1.510	24	77.66	705	298,532	12.14
711 -	720	271	76,168,771	5.00	6.100	4.141	12.098	4.572	0.458	358	358	359	3.593	1.451	24	77.70	716	281,066	11.35
721 -	730	245	71,494,971	5.00	5.946	3.883	11.983	4.159	0.431	357	357	359	3.534	1.544	24	77.15	725	291,816	9.62
731 -	740	186	52,983,077	4.00	5.938	3.941	11.884	4.292	0.434	355	355	357	3.485	1.418	23	76.00	735	284,855	10.67
741 -	750	169	47,447,635	3.00	6.010	3.884	12.015	4.350	0.402	357	357	359	3.331	1.320	25	75.78	745	280,755	5.19
751 -	760	170	50,542,145	3.00	5.971	3.923	12.008	4.473	0.420	358	358	360	3.125	1.370	22	76.38	756	297,307	8.12
761 -	770	164	51,070,686	3.00	5.966	3.753	11.920	3.976	0.438	358	358	360	3.722	1.527	25	75.82	765	311,407	10.48
771 -	780	118	34,964,849	2.00	5.953	3.696	11.925	3.903	0.404	358	358	359	3.708	1.698	23	73.85	776	296,312	6.82
781 -	790	97	27,697,857	2.00	5.911	3.628	11.720	3.791	0.390	355	355	356	3.785	1.604	25	71.93	785	285,545	4.29
791 -	800	51	13,382,145	1.00	5.822	3.374	11.707	3.569	0.375	354	354	356	3.069	1.335	21	70.89	795	262,395	7.83
801 -	810	25	7,408,669	0.00	5.794	3.332	11.555	3.431	0.356	358	358	360	4.044	1.335	34	67.99	804	296,347	0.00
811 -	813	5	1,567,947	0.00	5.644	3.254	11.724	3.428	0.367	358	358	360	2.281	1.375	24	68.98	814	313,589	21.37
		5,440	$1,503,160,394.81	100.00	6.269	4.558	12.278	5.060	0.512	357	357	359	3.622	1.338	23	78.19	685	$276,316.25	14.65

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
6 Month LIBOR Loans	$2,080,967	8	119.00%	$260,121	578.400%	343	706	9032.00%
6 Month LIBOR Loans-IO	1,044,500	3	0.60	348,167	6.400	359	721	93.96
1 Year LIBOR Loans	716,739	2	0.41	358,369	6.079	359	661	90.56
1 Year LIBOR Loans-IO	330,300	1	0.19	330,300	5.875	359	657	90.00
2/28 6 Month LIBOR Loans	14,014,100	60	0.08	233,568	0.069	357	673	0.90
2/28 6 Month LIBOR Loans-IO	142,188,351	467	81.58	304,472	6.774	358	655	90.54
3/27 6 Month LIBOR Loans	1,657,467	7	0.95	236,781	5.587	351	685	88.34
3/27 6 Month LIBOR Loans-IO	5,488,360	17	3.15	322,845	6.744	359	709	91.23
5/25 6 Month LIBOR Loans-IO	2,598,377	12	1.49	216,531	7.508	360	721	94.16
15 Year Fixed Rate Loans	114,618	1	0.07	114,618	4.625	164	677	81.60
30 Year Fixed Rate Loans	2,729,742	15	1.57	181,983	7.652	354	668	90.10
30 Year Fixed Rate Loans-IO	1,328,712	5	0.76	265,742	7.797	359	698	91.07
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$42,232,087	247	24.23%	$170,980	7.061%	357	660	90.55%
$250,000.01 to $300,000.00	27,099,825	99	15.55	273,736	6.667	358	661	90.97
$300,000.01 to $350,000.00	18,437,290	57	10.58	323,461	6.747	357	666	91.13
$350,000.01 to $400,000.00	26,708,484	71	15.32	376,176	6.643	358	672	91.28
$400,000.01 to $450,000.00	20,528,547	48	11.78	427,678	6.648	358	668	90.02
$450,000.01 to $500,000.00	15,599,369	33	8.95	472,708	6.716	358	665	90.11
$500,000.01 to $550,000.00	10,456,639	20	6	522,832	6.789	358	643	89.89
$550,000.01 to $600,000.00	12,599,992	22	7.23	572,727	6.686	358	636	89.75
$600,000.01 to $650,000.00	630,000	1	0.36	630,000	7.250	358	633	90.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$42,232,087	247	24.23%	$170,980	7.061%	357	660	90.55%
$250,000.01 to $300,000.00	27,099,825	99	15.55	273,736	6.667	358	661	90.97
$300,000.01 to $350,000.00	18,087,824	56	10.38	322,997	6.759	358	665	91.15
$350,000.01 to $400,000.00	27,057,949	72	15.52	375,805	6.636	357	673	91.27
$400,000.01 to $450,000.00	20,528,547	48	11.78	427,678	6.648	358	668	90.02
$450,000.01 to $500,000.00	15,599,369	33	8.95	472,708	6.716	358	665	90.11
$500,000.01 to $550,000.00	10,456,639	20	6.00	522,832	6.789	358	643	89.89
$550,000.01 to $600,000.00	12,599,992	22	7.23	572,727	6.686	358	636	89.75
$600,000.01 to $650,000.00	630,000	1	0.36	630,000	7.250	358	633	90.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$102,742,361	282	58.95%	$364,335	6.563%	358	662	90.40%
Florida	13,807,624	58	7.92	238,062	7.066	358	670	91.25
Arizona	13,130,589	60	7.53	218,843	7.361	358	649	90.47
Virginia	5,795,979	18	3.33	321,999	7.091	358	685	94.38
Illinois	4,984,570	21	2.86	237,360	7.200	356	663	89.99
Minnesota	4,461,450	21	2.56	212,450	6.679	358	641	90.35
Maryland	3,769,653	14	2.16	269,261	6.784	358	662	89.25
Nevada	3,637,786	14	2.09	259,842	6.527	358	677	90.35
New Jersey	2,796,801	10	1.60	279,680	7.546	358	646	89.04
New York	2,574,290	8	1.48	321,786	7.284	358	665	91.12
Colorado	1,632,750	8	0.94	204,094	6.999	357	623	90.02
Massachusetts	1,565,314	8	0.90	195,664	7.616	358	649	89.55
Michigan	1,542,445	9	0.88	171,383	6.735	357	653	91.26
Ohio	1,466,820	9	0.84	162,980	6.853	358	656	90.95
Washington	1,405,726	5	0.81	281,145	6.838	358	615	90.98
Georgia	1,405,501	7	0.81	200,786	7.449	358	668	93.70
Connecticut	885,337	3	0.51	295,112	6.881	358	736	87.11
Texas	861,703	4	0.49	215,426	6.910	332	658	90.50
Oregon	763,255	4	0.44	190,814	6.644	358	629	87.06
Idaho	736,125	2	0.42	368,063	7.944	358	605	93.07
Pennsylvania	573,322	5	0.33	114,664	7.070	351	649	91.47
Utah	474,893	4	0.27	118,723	7.266	358	639	91.38
Missouri	437,285	3	0.25	145,762	6.279	358	666	87.00
North Carolina	394,964	3	0.23	131,655	6.833	358	675	91.09
Wisconsin	356,868	2	0.20	178,434	7.493	358	716	92.90
Tennessee	356,676	3	0.20	118,892	6.582	359	661	91.44
Indiana	344,346	3	0.20	114,782	6.706	355	707	91.32
South Carolina	269,553	2	0.15	134,777	8.027	359	687	95.00
New Mexico	219,600	1	0.13	219,600	7.340	356	686	90.00
Hawaii	184,500	1	0.11	184,500	6.350	358	718	90.00
Vermont	183,966	1	0.11	183,966	7.625	357	687	90.00
New Hampshire	168,858	1	0.10	168,858	5.940	357	661	90.00
Kentucky	116,778	1	0.07	116,778	6.590	357	653	90.00
Alabama	109,250	1	0.06	109,250	8.855	358	679	95.00
Arkansas	81,791	1	0.05	81,791	8.050	358	621	90.00
Iowa	53,504	1	0.03	53,504	6.790	359	720	90.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Original Loan-to-Value Ratios

Range of Original **Loan-to-Value Ratios**	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
80.01% to 85.00%	$31,050,129	101	17.81%	$307,427	6.350%	357	658	84.50%
85.01% to 90.00%	81,001,595	280	46.47	289,291	6.816	358	655	89.63
90.01% to 95.00%	60,457,008	211	34.69	286,526	6.942	358	668	94.72
95.01% to 100.00%	1,783,500	6	1.02	297,250	7.123	359	743	100.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
4.500% to 4.999%	$524,618	2	0.30%	$262,309	4.910%	316	712	83.22%
5.000% to 5.499%	6,136,680	20	3.52	306,834	5.299	354	692	87.65
5.500% to 5.999%	23,885,210	72	13.70	331,739	5.827	358	677	89.05
6.000% to 6.499%	32,052,549	107	18.39	299,557	6.289	358	664	90.04
6.500% to 6.999%	61,566,324	200	35.32	307,832	6.787	358	657	91.18
7.000% to 7.499%	20,928,139	74	12.01	282,813	7.285	358	655	91.26
7.500% to 7.999%	18,427,891	73	10.57	252,437	7.744	358	649	91.45
8.000% to 8.499%	6,164,765	25	3.54	246,591	8.250	358	650	91.06
8.500% to 8.999%	3,122,427	14	1.79	223,031	8.628	358	658	92.20
9.500% to 9.999%	683,147	5	0.39	136,629	9.683	340	639	92.11
10.000% to 10.499%	487,140	4	0.28	121,785	10.293	338	671	90.91
10.500% to 10.999%	170,937	1	0.10	170,937	10.875	359	606	90.00
11.000% to 11.499%	142,405	1	0.08	142,405	11.125	359	637	95.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Single Family Residence	$130,087,119	442	74.64%	$294,315	6.712%	357	659	90.54%
PUD	18,726,392	66	10.74	283,733	7.004	358	666	91.40
Condo	15,885,755	57	9.11	278,697	6.835	358	659	91.19
2-4 Family	8,617,168	29	4.94	297,144	7.197	358	674	88.59
Deminimis PUD	750,299	3	0.43	250,100	7.303	360	748	90.12
Townhouse	225,500	1	0.13	225,500	5.890	358	686	87.07
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Refinance - Cashout	$99,681,654	323	57.19%	$308,612	6.711%	358	655	90.24%
Purchase	57,026,483	205	32.72	278,178	6.994	357	671	91.66
Refinance - Rate Term	17,584,096	70	10.09	251,201	6.477	357	661	89.08
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Primary	$164,119,933	549	94.16%	$298,943	6.742%	358	659	90.74%
Investment	9,296,618	43	5.33	216,200	7.409	357	690	88.17
Second Home	875,682	6	0.50	145,947	7.292	358	679	87.93
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
121 to 240	$114,618	1	0.07%	$114,618	4.625%	164	677	81.60%
241 to 360	174,177,614	597	99.93	291,755	6.781	358	661	90.59
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Full	$68,463,795	253	39.28%	$270,608	6.511%	358	653	90.50%
Express Non-VerifiedAssets	57,006,629	172	32.71	331,434	7.109	358	653	90.16
Stated	35,293,277	124	20.25	284,623	6.698	357	679	90.59
Express VerifiedAssets	5,690,573	20	3.26	284,529	7.035	357	710	93.22
Alternative	4,143,708	13	2.38	318,747	6.303	358	652	93.18
Express No Doc	2,774,430	13	1.59	213,418	7.658	354	696	91.67
Express No Doc VerifiedAssets	561,820	2	0.32	280,910	8.109	359	695	95.00
FISA	358,000	1	0.21	358,000	6.500	360	736	87.32
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
561 to 580	$177,300	1	0.10%	$177,300	7.365%	358	580	90.00%
581 to 600	8,472,198	25	4.86	338,888	7.395	358	590	89.17
601 to 620	18,665,547	63	10.71	296,279	6.988	358	610	89.09
621 to 640	30,451,669	107	17.47	284,595	6.859	358	630	90.34
641 to 660	39,773,560	133	22.82	299,049	6.749	358	650	91.22
661 to 680	25,897,024	93	14.86	278,463	6.789	357	670	90.66
681 to 700	20,602,751	72	11.82	286,149	6.705	357	690	90.70
701 to 720	14,610,937	52	8.38	280,980	6.505	358	710	91.18
721 to 740	6,799,832	24	3.90	283,326	6.435	356	730	90.12
741 to 760	3,189,737	9	1.83	354,415	6.639	358	752	91.41
761 to 780	4,475,991	15	2.57	298,399	6.395	357	769	92.56
781 to 800	1,175,687	4	0.67	293,922	6.350	358	788	91.62
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
None	$20,351,069	74	11.68%	$275,014	7.306%	357	656	90.74%
12 Months	15,684,893	50	9.00	313,698	7.006	358	676	92.15
24 Months	125,898,194	423	72.23	297,632	6.655	358	658	90.47
36 Months	12,214,209	49	7.01	249,270	6.860	357	682	89.55
60 Months	143,868	2	0.08	71,934	10.250	291	649	89.99
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
1 to 12	4,329,973	15	2.48	288,665	6.137	348	697	91.20
13 to 18	369,684	2	0.21	184,842	6.190	354	706	88.05
19 to 24	155,675,301	524	89.32	297,090	6.779	358	657	90.53
25 to 31	1,299,348	4	0.75	324,837	5.176	350	695	87.44
32 to 49	5,846,479	20	3.35	292,324	6.765	359	706	91.25
56 to 79	2,598,377	12	1.49	216,531	7.508	360	721	94.16
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
2.750% to 2.999%	804,400	3	0.46	268,133	6.284	358	708	87.25
3.000% to 3.249%	1,176,783	3	0.68	392,261	5.747	336	731	86.01
3.250% to 3.499%	716,684	2	0.41	358,342	5.628	358	732	85.90
3.500% to 3.749%	242,318	2	0.14	121,159	7.137	340	736	92.55
3.750% to 3.999%	203,544	1	0.12	203,544	5.250	356	729	95.00
4.000% to 4.249%	2,249,189	9	1.29	249,910	7.564	354	706	89.39
4.250% to 4.499%	2,938,361	12	1.69	244,863	6.791	359	714	91.65
4.500% to 4.749%	3,327,198	14	1.91	237,657	7.169	359	700	93.81
4.750% to 4.999%	5,655,959	21	3.25	269,331	6.010	358	681	89.05
5.000% to 5.249%	8,959,230	35	5.14	255,978	7.044	358	664	88.89
5.250% to 5.499%	5,238,574	21	3.01	249,456	6.282	358	678	88.48
5.500% to 5.749%	3,615,019	16	2.07	225,939	6.419	358	656	89.29
5.750% to 5.999%	55,517,337	184	31.85	301,725	6.529	358	671	91.02
6.000% to 6.249%	33,858,461	108	19.43	313,504	6.679	358	654	89.97
6.250% to 6.499%	37,108,415	118	21.29	314,478	7.174	358	637	91.20
6.500% to 6.749%	6,037,445	19	3.46	317,760	7.701	358	617	93.20
6.750% to 6.999%	2,388,454	8	1.37	298,557	6.406	358	669	89.90
7.750% to 7.999%	81,791	1	0.05	81,791	8.050	358	621	90.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
11.000% to 11.499%	3,193,715	10	1.83	319,371	5.291	355	702	88.14
11.500% to 11.999%	16,673,980	49	9.57	340,285	5.853	358	674	89.19
12.000% to 12.499%	27,270,136	92	15.65	296,415	6.202	358	657	89.18
12.500% to 12.999%	49,491,352	157	28.40	315,232	6.617	358	658	89.53
13.000% to 13.499%	26,716,364	92	15.33	290,395	7.031	358	665	91.63
13.500% to 13.999%	36,452,636	132	20.91	276,156	7.236	358	656	93.03
14.000% to 14.499%	5,377,979	21	3.09	256,094	8.113	358	650	91.95
14.500% to 14.999%	1,988,319	10	1.14	198,832	8.530	359	655	92.91
15.000% to 15.499%	1,096,027	5	0.63	219,205	8.301	358	665	85.94
15.500% to 15.999%	1,218,571	5	0.70	243,714	8.859	357	648	90.35
16.000% to 16.499%	326,739	2	0.19	163,370	10.134	323	678	90.00
16.500% to 16.999%	170,937	1	0.10	170,937	10.875	359	606	90.00
17.000% to 17.499%	142,405	1	0.08	142,405	11.125	359	637	95.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
October 2005	598,103	4	0.34	149,526	6.864	330	714	92.69
November 2005	620,381	2	0.36	310,191	5.957	337	688	86.66
December 2005	1,624,450	5	0.93	324,890	5.953	350	709	90.53
February 2006	440,000	1	0.25	440,000	6.375	360	733	100.00
June 2006	318,137	1	0.18	318,137	6.190	358	700	85.00
July 2006	728,902	2	0.42	364,451	5.938	359	642	92.73
February 2007	369,684	2	0.21	184,842	6.190	354	706	88.05
March 2007	1,106,760	3	0.64	368,920	6.877	355	654	90.00
April 2007	4,770,441	17	2.74	280,614	6.519	356	678	90.44
May 2007	22,094,190	78	12.68	283,259	6.574	357	660	91.87
June 2007	80,227,079	268	46.03	299,355	6.778	358	658	90.57
July 2007	47,266,510	157	27.12	301,061	6.891	359	650	89.83
August 2007	210,320	1	0.12	210,320	8.500	360	799	95.00
September 2007	664,395	2	0.38	332,198	5.222	349	697	85.00
October 2007	451,902	1	0.26	451,902	5.000	350	661	90.00
December 2007	183,051	1	0.11	183,051	5.440	352	769	90.00
May 2008	113,717	1	0.07	113,717	6.990	357	650	95.00
June 2008	1,781,787	6	1.02	296,965	6.166	358	706	89.07
July 2008	2,785,474	9	1.60	309,497	7.050	359	709	92.58
August 2008	1,165,500	4	0.67	291,375	6.977	360	702	91.05
July 2010	1,297,915	6	0.74	216,319	7.326	359	728	94.32
August 2010	1,300,462	6	0.75	216,744	7.690	360	713	93.99
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
6	3,125,467	11	1.79	284,133	5.990	348	711	91.53
12	1,047,039	3	0.60	349,013	6.014	359	659	90.38
24	156,202,452	527	89.62	296,399	6.781	358	657	90.52
36	7,145,827	24	4.10	297,743	6.476	357	704	90.56
60	2,598,377	12	1.49	216,531	7.508	360	721	94.16
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
1.000%	2,252,797	8	1.29	281,600	6.078	345	709	91.71
2.000%	1,680,281	5	0.96	336,056	5.312	352	688	88.00
3.000%	100,649,384	326	57.75	308,740	6.947	358	650	90.35
6.000%	65,333,154	237	37.48	275,667	6.536	358	674	90.99
6.750%	203,544	1	0.12	203,544	5.250	356	729	95.00
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$4,173,072	21	2.39%	$198,718	7.615%	350	678	90.17%
1.000%	124,582,664	417	71.48	298,759	6.808	358	654	90.07
2.000%	8,753,520	33	5.02	265,258	7.000	359	704	92.26
3.000%	36,782,977	127	21.10	289,630	6.540	357	673	91.98
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$8,790,692	33	5.04%	$266,385	6.883%	355	708	91.91%
0.01% to 5.00%	3,852,628	20	2.21	192,631	7.964	345	669	90.14
5.01% to 10.00%	980,869	3	0.56	326,956	7.497	358	688	90.00
10.01% to 15.00%	523,920	2	0.30	261,960	6.794	358	650	87.86
15.01% to 20.00%	2,822,815	9	1.62	313,646	6.546	358	691	89.62
20.01% to 25.00%	8,069,075	28	4.63	288,181	6.504	358	654	90.19
25.01% to 30.00%	11,332,267	44	6.50	257,552	6.837	358	655	90.41
30.01% to 35.00%	19,836,963	68	11.38	291,720	6.656	358	659	89.65
35.01% to 40.00%	34,893,107	117	20.02	298,232	6.941	358	652	90.50
40.01% to 45.00%	48,340,539	157	27.74	307,902	6.748	358	657	90.89
45.01% to 50.00%	32,754,038	110	18.79	297,764	6.649	358	665	91.03
50.01% to 55.00%	1,770,320	6	1.02	295,053	6.342	357	676	86.93
55.01% or greater	325,000	1	0.19	325,000	5.340	359	704	87.84
Total:	**$174,292,233**	**598**	**100.00%**	**$291,459**	**6.780%**	**358**	**661**	**90.59%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
1 Month LIBOR Loan	$171,195	1	0.02%	$171,195	650.000%	359	697	69.98%	89.97%
1 Month LIBOR Loan-IO	7,466,750	18	0.85	414,819	5.867	358	685	73.00	91.27
6 Month LIBOR Loans	6,390,005	22	0.73	290,455	5.461	355	697	75.73	90.78
6 Month LIBOR Loans-IO	54,230,258	136	6.20	398,752	5.784	358	706	76.37	92.62
1 Year LIBOR Loans	2,613,443	6	0.30	435,574	5.772	359	703	75.76	96.23
1 Year LIBOR Loans-IO	36,092,603	113	4.13	319,404	5.799	359	697	76.95	95.90
2/28 1 Year LIBOR Loans	541,317	5	0.06	108,263	5.311	355	736	76.84	94.35
2/28 1 Year LIBOR Loans-IO	408,929	2	0.05	204,464	5.716	358	661	79.73	94.48
2/28 6 Month LIBOR Loans	40,659,138	196	4.65	207,445	6.359	358	692	78.39	96.69
2/28 6 Month LIBOR Loans-IO	588,471,435	2,227	67.30	264,244	6.372	358	678	78.85	98.14
3/27 1 Year LIBOR Loans	753,507	3	0.09	251,169	5.543	355	693	78.29	88.91
3/27 1 Year LIBOR Loans-IO	15,956,249	52	1.82	306,851	5.644	357	703	79.64	94.66
3/27 6 Month LIBOR Loans	2,894,876	26	0.33	111,341	6.727	356	703	79.72	98.87
3/27 6 Month LIBOR Loans-IO	34,375,569	133	3.93	258,463	6.083	359	715	78.85	97.26
5/25 1 Year LIBOR Loans	180,000	1	0.02	180,000	6.250	360	689	80.00	100.00
5/25 1 Year LIBOR Loans-IO	8,199,421	34	0.94	241,159	5.866	359	712	79.08	98.93
5/25 6 Month LIBOR Loans	1,725,818	9	0.20	191,758	6.683	359	702	79.61	95.45
5/25 6 Month LIBOR Loans-IO	12,243,181	40	1.40	306,080	6.044	359	710	78.46	94.65
7/23 1 Year LIBOR Loans	176,000	1	0.02	176,000	5.375	360	743	80.00	100.00
7/23 1 Year LIBOR Loans-IO	1,607,800	3	0.18	535,933	5.802	359	698	72.64	91.43
7/23 6 Month LIBOR Loans	151,010	1	0.02	151,010	6.000	359	672	80.00	100.00
10/20 1 Year LIBOR Loans-IO	*350,000*	*1*	*0.04*	*350,000*	*0.056*	*360*	*782*	*41.66*	*65.47*
10/20 6 Month LIBOR Loans-IO	683,650	2	0.08	341,825	6.415	360	718	79.15	95.26
15 Year Fixed Rate Loans	1,008,197	6	0.12	168,033	6.144	178	725	65.19	84.51
30 Year Fixed Rate Loans	30,796,386	111	3.52	277,445	6.310	358	710	74.52	89.16
30 Year Fixed Rate Loans-IO	26,256,548	100	3.00	262,565	6.368	359	702	75.43	92.93
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan **Principal Balances**	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
$0.01 to $250,000.00	$286,457,551	1,762	32.76%	$162,575	6.371%	358	676	78.70%	98.18%
$250,000.01 to $300,000.00	115,236,827	420	13.18	274,373	6.259	358	685	78.40	97.93
$300,000.01 to $350,000.00	88,268,857	272	10.09	324,518	6.208	358	686	78.64	97.31
$350,000.01 to $400,000.00	89,381,011	238	10.22	375,550	6.337	358	695	78.49	96.82
$400,000.01 to $450,000.00	73,269,013	172	8.38	425,983	6.158	358	696	78.40	97.56
$450,000.01 to $500,000.00	74,603,991	157	8.53	475,185	6.211	358	691	78.99	97.03
$500,000.01 to $550,000.00	43,421,922	83	4.97	523,156	6.225	358	694	79.57	97.80
$550,000.01 to $600,000.00	37,436,907	65	4.28	575,952	5.953	358	686	78.78	96.61
$600,000.01 to $650,000.00	15,789,845	25	1.81	631,594	6.217	358	691	77.73	92.89
$650,000.01 to $700,000.00	7,429,586	11	0.85	675,417	6.161	359	691	74.96	90.31
$700,000.01 to $750,000.00	4,412,522	6	0.5	735,420	6.447	357	712	72.68	90.40
$750,000.01 to $800,000.00	3,127,920	4	0.36	781,980	6.432	356	725	79.54	95.01
$800,000.01 to $850,000.00	4,993,375	6	0.57	832,229	6.474	359	712	76.96	89.41
$850,000.01 to $900,000.00	2,641,782	3	0.3	880,594	5.532	358	720	76.62	92.17
$900,000.01 to $950,000.00	2,766,000	3	0.32	922,000	6.202	359	687	71.63	86.98
$950,000.01 to $1,000,000.00	13,779,797	14	1.58	984,271	5.884	358	704	70.37	84.51
$1,000,000.01 to $2,000,000.00	11,386,380	8	1.3	1,423,298	5.966	358	686	63.18	75.09
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
$0.01 to $250,000.00	$286,457,551	1,762	32.76%	$162,575	6.371%	358	676	78.70%	98.18%
$250,000.01 to $300,000.00	115,236,827	420	13.18	274,373	6.259	358	685	78.40	97.93
$300,000.01 to $350,000.00	88,268,857	272	10.09	324,518	6.208	358	686	78.64	97.31
$350,000.01 to $400,000.00	89,381,011	238	10.22	375,550	6.337	358	695	78.49	96.82
$400,000.01 to $450,000.00	72,841,174	171	8.33	425,972	6.166	358	696	78.45	97.60
$450,000.01 to $500,000.00	75,031,830	158	8.58	474,885	6.203	358	691	78.94	96.99
$500,000.01 to $550,000.00	43,421,922	83	4.97	523,156	6.225	358	694	79.57	97.80
$550,000.01 to $600,000.00	37,436,907	65	4.28	575,952	5.953	358	686	78.78	96.61
$600,000.01 to $650,000.00	15,789,845	25	1.81	631,594	6.217	358	691	77.73	92.89
$650,000.01 to $700,000.00	7,429,586	11	0.85	675,417	6.161	359	691	74.96	90.31
$700,000.01 to $750,000.00	4,412,522	6	0.50	735,420	6.447	357	712	72.68	90.40
$750,000.01 to $800,000.00	3,127,920	4	0.36	781,980	6.432	356	725	79.54	95.01
$800,000.01 to $850,000.00	4,993,375	6	0.57	832,229	6.474	359	712	76.96	89.41
$850,000.01 to $900,000.00	2,641,782	3	0.30	880,594	5.532	358	720	76.62	92.17
$900,000.01 to $950,000.00	2,766,000	3	0.32	922,000	6.202	359	687	71.63	86.98
$950,000.01 to $1,000,000.00	13,779,797	14	1.58	984,271	5.884	358	704	70.37	84.51
$1,000,000.01 to $2,000,000.00	11,386,380	8	1.30	1,423,298	5.966	358	686	63.18	75.09
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
California	$489,606,735	1,400	55.99%	$349,719	6.138%	358	692	77.93%	96.75%
Florida	53,824,459	267	6.16	201,590	6.440	357	685	77.89	96.08
Virginia	47,451,512	158	5.43	300,326	6.483	359	687	79.44	97.18
Arizona	47,190,380	248	5.40	190,284	6.643	358	665	79.07	97.79
Maryland	24,896,824	105	2.85	237,113	6.559	358	685	79.32	97.84
New Jersey	22,927,854	85	2.62	269,739	6.349	358	696	78.87	95.19
Colorado	22,469,163	122	2.57	184,173	6.436	358	648	78.23	98.38
New York	21,224,065	52	2.43	408,155	6.237	355	704	74.11	88.18
Nevada	19,798,892	84	2.26	235,701	6.300	358	689	78.61	97.61
Georgia	14,943,829	91	1.71	164,218	6.281	359	671	79.52	98.49
Washington	13,420,075	72	1.53	186,390	6.170	358	673	78.29	98.05
Minnesota	11,214,229	67	1.28	167,377	6.272	359	674	79.88	98.87
Illinois	9,639,095	45	1.10	214,202	6.317	358	680	79.00	98.31
Hawaii	7,469,594	20	0.85	373,480	6.309	359	671	79.50	98.33
Utah	6,775,837	37	0.77	183,131	6.578	358	649	78.93	98.32
Oregon	6,576,661	42	0.75	156,587	6.280	358	653	79.52	98.98
Michigan	6,249,628	38	0.71	164,464	6.565	358	666	79.73	99.38
Pennsylvania	4,896,721	26	0.56	188,335	6.115	356	693	74.34	93.10
Texas	4,853,715	34	0.56	142,756	6.952	358	693	79.10	98.71
Ohio	4,196,705	30	0.48	139,890	6.233	350	654	79.43	99.99
Massachusetts	4,160,031	17	0.48	244,708	6.400	358	684	78.48	95.45
Missouri	3,407,300	29	0.39	117,493	6.377	358	677	79.43	99.44
North Carolina	3,283,726	27	0.38	121,619	6.229	358	674	78.99	97.68
New Hampshire	2,996,211	15	0.34	199,747	6.464	359	700	78.74	97.43
Connecticut	2,904,115	14	0.33	207,437	6.040	358	687	80.70	98.01
Tennessee	2,692,323	19	0.31	141,701	6.199	358	674	79.36	99.56
Wisconsin	2,566,557	13	0.29	197,427	5.912	358	669	80.14	98.43
South Carolina	1,487,043	12	0.17	123,920	6.340	359	675	79.00	100.00
Alabama	1,480,080	6	0.17	246,680	5.887	359	756	80.00	99.24
Rhode Island	1,349,785	7	0.15	192,826	6.451	358	685	80.00	100.00
Delaware	1,166,446	7	0.13	166,635	6.299	359	698	80.00	98.89
New Mexico	1,125,474	7	0.13	160,782	6.888	357	662	76.27	97.02
Idaho	1,078,575	8	0.12	134,822	6.469	358	645	79.59	99.99
Indiana	948,136	9	0.11	105,348	6.539	358	676	81.01	98.59
District of Columbia	680,000	3	0.08	226,667	6.296	359	659	80.00	97.56
Iowa	543,461	5	0.06	108,692	6.795	358	646	80.00	95.95
Louisiana	487,364	5	0.06	97,473	6.202	357	664	75.92	100.00
Kansas	398,112	3	0.05	132,704	6.440	359	714	80.00	99.77
Mississippi	388,070	5	0.04	77,614	6.080	358	622	75.33	100.00
Kentucky	377,406	3	0.04	125,802	6.036	359	659	79.19	100.00
Nebraska	357,216	4	0.04	89,304	6.198	356	675	80.00	98.48
Montana	266,855	2	0.03	133,428	6.081	359	678	80.00	100.00
Oklahoma	213,319	2	0.02	106,659	6.445	357	769	72.81	89.21
Maine	139,200	1	0.02	139,200	6.750	358	746	80.00	100.00
Wyoming	116,000	1	0.01	116,000	6.725	357	618	80.00	100.00
South Dakota	99,396	1	0.01	99,396	5.870	358	622	79.68	100.00
Alaska	65,110	1	0.01	65,110	5.750	354	721	80.00	100.00
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
20.01% to 25.00%	$39,341	1	0.00%	$39,341	12.000%	178	708	25.00%	95.23%
30.01% to 35.00%	129,882	1	0.01	129,882	6.500	359	756	32.50	58.05
35.01% to 40.00%	299,715	1	0.03	299,715	6.250	358	671	40.00	54.67
40.01% to 45.00%	479,925	2	0.05	239,962	5.591	359	748	42.36	70.76
45.01% to 50.00%	1,681,834	3	0.19	560,611	5.807	358	758	47.28	58.92
50.01% to 55.00%	472,150	2	0.05	236,075	6.198	360	687	52.00	65.97
55.01% to 60.00%	8,303,775	16	0.95	518,986	6.025	349	710	58.93	73.68
60.01% to 65.00%	15,900,570	40	1.82	397,514	5.689	358	682	63.64	82.34
65.01% to 70.00%	79,341,504	275	9.07	288,515	5.992	358	707	69.83	92.30
70.01% to 75.00%	27,040,877	111	3.09	243,612	6.111	357	700	73.93	91.28
75.01% to 80.00%	735,208,759	2,778	84.08	264,654	6.311	358	683	79.90	98.29
80.01% to 85.00%	2,745,035	9	0.31	305,004	5.850	355	690	82.82	92.41
85.01% to 90.00%	1,626,066	6	0.19	271,011	6.836	358	672	89.31	95.25
90.01% to 95.00%	1,133,852	4	0.13	283,463	6.738	358	686	93.67	97.55
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
3.000% to 3.499%	$890,050	1	0.10%	$890,050	3.375%	356	721	80.00%	84.04%
3.500% to 3.999%	1,272,000	3	0.15	424,000	3.964	358	758	80.00	89.13
4.000% to 4.499%	775,050	3	0.09	258,350	4.348	357	711	74.47	95.64
4.500% to 4.999%	12,796,418	44	1.46	290,828	4.826	356	730	75.19	93.29
5.000% to 5.499%	63,370,345	201	7.25	315,275	5.315	358	699	76.99	95.61
5.500% to 5.999%	259,270,889	877	29.65	295,634	5.777	358	696	77.60	96.27
6.000% to 6.499%	241,615,362	897	27.63	269,359	6.239	358	687	78.29	97.02
6.500% to 6.999%	192,573,047	764	22.02	252,059	6.717	358	676	79.05	97.60
7.000% to 7.499%	59,608,638	275	6.82	216,759	7.211	358	661	79.11	98.07
7.500% to 7.999%	30,237,684	136	3.46	222,336	7.698	359	664	79.55	98.39
8.000% to 8.499%	5,911,161	29	0.68	203,833	8.218	359	660	79.20	96.37
8.500% to 8.999%	4,371,114	12	0.50	364,260	8.717	359	691	80.00	97.35
9.000% to 9.499%	976,618	3	0.11	325,539	9.091	359	692	80.00	92.23
9.500% to 9.999%	624,395	2	0.07	312,197	9.852	359	710	81.80	95.00
11.000% to 11.499%	71,172	1	0.01	71,172	11.125	286	606	85.00	93.80
12.000% to 12.499%	39,341	1	0.00	39,341	12.000	178	708	25.00	95.23
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Single Family Residence	$589,585,449	2,203	67.43%	$267,628	6.203%	358	684	78.33%	97.02%
PUD	116,566,965	424	13.33	274,922	6.365	358	676	78.89	98.06
Condo	84,441,074	374	9.66	225,778	6.203	358	692	78.69	97.77
2-4 Family	59,641,090	167	6.82	357,132	6.706	358	703	75.85	92.48
Deminimis PUD	20,306,274	61	2.32	332,890	6.160	358	714	76.35	93.60
Townhouse	3,862,433	20	0.44	193,122	6.820	359	696	79.38	98.68
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Purchase	$721,051,226	2,690	82.46%	$268,049	6.260%	358	689	78.50%	97.48%
Refinance - Cashout	107,266,637	370	12.27	289,910	6.301	358	669	76.83	93.67
Refinance - Rate Term	46,085,422	189	5.27	243,838	6.175	357	678	77.27	94.40
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Primary	$765,134,977	2,806	87.50%	$272,678	6.233%	358	682	78.75%	97.73%
Investment	93,110,359	392	10.65	237,526	6.496	358	711	74.81	90.95
Second Home	16,157,949	51	1.85	316,823	6.201	356	718	73.32	89.15
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
121 to 240	$1,008,197	6	0.12%	$168,033	6.144%	178	725	65.19%	84.51%
241 to 360	873,395,088	3,243	99.88	269,317	6.261	358	686	78.25	96.87
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Stated	$351,016,641	1,200	40.14%	$292,514	6.267%	358	699	77.74%	95.96%
Full	297,884,283	1,356	34.07	219,679	6.176	358	661	79.27	98.33
Express Non-VerifiedAssets	124,409,207	352	14.23	353,435	6.293	358	698	77.88	97.28
Express VerifiedAssets	81,159,150	278	9.28	291,939	6.529	359	701	78.46	96.51
Express No Doc	10,619,825	35	1.21	303,424	6.179	357	702	68.37	85.98
SISA	7,245,640	22	0.83	329,347	6.149	359	715	78.12	92.16
Alternative	1,125,500	3	0.13	375,167	5.927	358	691	79.82	98.27
FISA	515,200	2	0.06	257,600	5.288	359	734	70.00	97.25
NINA	427,839	1	0.05	427,839	4.750	322	697	70.00	90.00
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Not Available	$292,500	1	0.03%	$292,500	5.500%	359	0	65.00%	90.00%
561 to 580	2,214,766	12	0.25	184,564	6.891	359	580	79.45	100.00
581 to 600	22,861,354	123	2.61	185,865	6.916	358	590	79.80	99.87
601 to 620	39,908,275	185	4.56	215,720	6.542	358	611	79.62	99.50
621 to 640	80,712,342	342	9.23	236,001	6.375	358	631	78.96	97.67
641 to 660	124,072,763	475	14.19	261,206	6.452	358	650	78.70	97.17
661 to 680	136,165,677	520	15.57	261,857	6.337	358	670	78.77	97.54
681 to 700	159,025,150	532	18.19	298,919	6.240	358	689	77.50	95.83
701 to 720	100,974,132	346	11.55	291,833	6.087	358	710	78.20	96.37
721 to 740	75,508,078	253	8.64	298,451	6.002	358	729	77.97	96.39
741 to 760	64,277,968	228	7.35	281,921	6.075	358	750	77.47	96.25
761 to 780	46,946,470	156	5.37	300,939	6.031	358	770	77.08	95.34
781 to 800	18,635,164	66	2.13	282,351	5.952	358	788	76.26	95.81
801 to 820	2,808,646	10	0.32	280,865	5.474	357	806	77.81	95.91
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
None	$164,532,210	604	18.82%	$272,404	6.253%	357	697	78.33%	95.24%
6 Months	18,579,677	43	2.12	432,086	5.994	358	695	73.33	89.62
7 Months	3,898,200	8	0.45	487,275	6.297	359	706	72.81	90.78
12 Months	126,114,492	393	14.42	320,902	6.151	359	698	76.79	95.33
24 Months	494,949,078	1,924	56.60	257,250	6.317	358	676	78.77	98.14
36 Months	61,392,343	254	7.02	241,702	6.171	358	703	78.36	96.71
60 Months	4,937,285	23	0.56	214,665	5.699	343	715	78.62	94.12
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
1 to 12	105,968,527	294	12.12	360,437	5.779	358	701	76.28	93.55
13 to 18	8,019,965	28	0.92	286,427	5.739	354	718	78.25	96.12
19 to 24	622,578,704	2,402	71.20	259,192	6.376	358	678	78.82	98.08
25 to 31	7,010,825	21	0.80	333,849	5.430	355	719	79.05	92.00
32 to 49	47,795,690	196	5.47	243,856	6.072	359	710	79.13	97.13
50 to 55	118,400	1	0.01	118,400	6.375	353	656	80.00	100.00
56 to 79	21,881,584	82	2.50	266,849	6.012	360	710	78.76	96.25
80 or more	2,968,460	8	0.34	371,057	5.907	360	714	71.29	90.19
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
1.500% to 1.749%	1,182,050	2	0.14	591,025	3.499	356	736	80.00	86.75
1.750% to 1.999%	857,103	3	0.10	285,701	5.523	359	740	79.84	95.89
2.250% to 2.499%	42,310,276	125	4.84	338,482	5.751	358	714	78.09	94.89
2.500% to 2.749%	11,405,883	28	1.30	407,353	5.713	356	715	79.22	94.10
2.750% to 2.999%	57,627,062	148	6.59	389,372	6.046	358	698	73.21	89.33
3.000% to 3.249%	24,872,424	79	2.84	314,841	6.205	358	706	78.95	97.48
3.250% to 3.499%	85,211,175	320	9.75	266,285	6.042	358	709	75.39	95.43
3.500% to 3.749%	36,896,014	154	4.22	239,585	6.144	359	712	78.24	96.61
3.750% to 3.999%	13,412,202	40	1.53	335,305	6.173	358	698	76.98	95.59
4.000% to 4.249%	48,594,836	159	5.56	305,628	6.098	359	693	77.03	95.58
4.250% to 4.499%	20,788,444	82	2.38	253,518	6.054	358	693	79.72	96.07
4.500% to 4.749%	9,566,903	45	1.09	212,598	6.111	358	680	79.56	96.42
4.750% to 4.999%	37,243,786	175	4.26	212,822	5.928	358	678	79.56	98.89
5.000% to 5.249%	109,500,829	406	12.52	269,706	6.693	359	688	79.62	98.14
5.250% to 5.499%	70,604,743	271	8.07	260,534	6.125	358	675	79.84	99.85
5.500% to 5.749%	19,924,228	112	2.28	177,895	6.617	358	669	79.33	99.62
5.750% to 5.999%	193,260,861	727	22.10	265,833	6.387	358	661	80.02	99.77
6.000% to 6.249%	23,704,305	105	2.71	225,755	6.846	358	638	79.91	99.34
6.250% to 6.499%	6,145,733	36	0.70	170,715	6.981	358	641	80.03	99.75
6.500% to 6.749%	1,658,217	8	0.19	207,277	7.243	359	636	79.62	100.00
6.750% to 6.999%	1,503,907	6	0.17	250,651	7.306	358	670	79.28	95.59
7.750% to 7.999%	71,172	1	0.01	71,172	11.125	286	606	85.00	93.80
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
9.000% to 9.499%	427,839	1	0.05	427,839	4.750	322	697	70.00	90.00
9.500% to 9.999%	6,836,570	17	0.78	402,151	5.484	359	694	72.47	89.04
10.000% to 10.499%	2,288,940	9	0.26	254,327	5.009	359	713	76.43	96.93
10.500% to 10.999%	21,313,910	72	2.44	296,027	5.289	358	725	75.98	94.70
11.000% to 11.499%	61,586,044	195	7.04	315,826	5.469	358	699	77.30	95.82
11.500% to 11.999%	231,582,853	791	26.48	292,772	5.817	358	694	78.01	96.85
12.000% to 12.499%	221,855,968	829	25.37	267,619	6.200	358	685	78.75	97.66
12.500% to 12.999%	175,375,305	699	20.06	250,895	6.683	358	673	79.18	98.25
13.000% to 13.499%	54,252,609	251	6.20	216,146	7.189	358	659	79.12	97.89
13.500% to 13.999%	29,399,751	127	3.36	231,494	7.662	359	662	80.24	98.31
14.000% to 14.499%	5,291,983	24	0.61	220,499	8.062	359	664	79.12	96.99
14.500% to 14.999%	4,570,593	12	0.52	380,883	8.399	358	703	79.82	97.02
15.000% to 15.499%	976,618	3	0.11	325,539	9.091	359	692	80.00	92.23
15.500% to 15.999%	512,000	1	0.06	512,000	9.875	359	719	80.00	95.00
18.000% to 18.499%	71,172	1	0.01	71,172	11.125	286	606	85.00	93.80
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
September 2005	5,306,550	10	0.61	530,655	5.712	357	696	73.28	91.71
October 2005	13,710,925	41	1.57	334,413	5.482	357	702	76.23	91.57
November 2005	7,175,883	20	0.82	358,794	5.476	357	715	75.71	89.75
December 2005	23,101,313	57	2.64	405,286	5.868	357	705	74.60	91.86
January 2006	16,257,980	41	1.86	396,536	5.971	359	700	78.51	94.45
February 2006	2,776,729	9	0.32	308,525	6.069	359	681	76.13	94.63
April 2006	120,000	1	0.01	120,000	6.125	356	662	80.00	95.00
May 2006	1,402,221	4	0.16	350,555	5.630	357	698	74.48	93.91
June 2006	9,135,158	30	1.04	304,505	6.008	358	705	78.62	97.29
July 2006	18,871,707	56	2.16	336,995	5.713	359	695	76.53	95.97
August 2006	8,110,060	25	0.93	324,402	5.773	360	696	76.17	94.11
September 2006	1,066,900	3	0.12	355,633	5.843	360	704	75.83	100.00
October 2006	393,722	2	0.05	196,861	4.834	350	722	80.00	100.00
December 2006	360,761	1	0.04	360,761	5.500	352	805	80.00	100.00
January 2007	2,977,779	11	0.34	270,707	5.716	353	718	78.53	94.16
February 2007	3,220,803	11	0.37	292,800	5.863	354	713	78.39	95.73
March 2007	3,254,502	15	0.37	216,967	5.915	355	711	77.78	95.78
April 2007	15,828,920	69	1.81	229,405	6.194	356	688	79.60	95.95
May 2007	62,480,891	239	7.15	261,426	6.183	357	684	78.92	96.78
June 2007	263,862,593	1,026	30.18	257,176	6.379	358	675	79.07	98.77
July 2007	251,792,563	958	28.80	262,831	6.419	359	677	78.66	97.88
August 2007	25,359,235	95	2.90	266,939	6.582	360	697	77.26	97.55
September 2007	730,650	4	0.08	182,663	6.705	357	724	79.34	96.05
November 2007	154,003	2	0.02	77,002	6.256	351	679	79.79	96.41
December 2007	222,423	1	0.03	222,423	6.740	352	668	80.00	100.00
February 2008	1,691,766	3	0.19	563,922	5.187	354	700	78.60	88.69
March 2008	4,211,982	11	0.48	382,907	5.207	355	730	79.11	92.04
April 2008	2,194,700	7	0.25	313,529	6.069	356	679	79.29	96.21
May 2008	988,000	3	0.11	329,333	5.652	357	681	80.00	89.63
June 2008	3,004,018	13	0.34	231,078	5.590	358	692	79.78	96.90
July 2008	30,799,474	124	3.52	248,383	6.096	359	715	79.26	97.35
August 2008	10,461,062	48	1.20	217,939	6.148	360	708	78.43	97.33
September 2009	348,436	1	0.04	348,436	7.000	349	694	80.00	100.00
January 2010	118,400	1	0.01	118,400	6.375	353	656	80.00	100.00
July 2010	7,356,626	27	0.84	272,468	6.251	359	699	78.78	93.85
August 2010	13,940,958	53	1.59	263,037	5.864	360	716	78.70	97.57
September 2010	584,000	2	0.07	292,000	6.555	360	713	80.00	94.93
July 2012	1,150,010	2	0.13	575,005	5.891	359	695	72.49	91.19
August 2012	784,800	3	0.09	261,600	5.613	360	707	75.91	95.34
August 2015	1,033,650	3	0.12	344,550	6.147	360	740	66.45	85.17
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
3	7,637,945	19	0.87	401,997	5.881	359	685	72.93	91.24
6	60,620,264	158	6.93	383,673	5.750	358	705	76.30	92.43
12	38,706,046	119	4.43	325,261	5.797	359	698	76.87	95.93
24	630,080,819	2,430	72.06	259,293	6.370	358	679	78.82	98.05
36	53,980,201	214	6.17	252,244	5.960	358	711	79.12	96.46
60	22,348,420	84	2.56	266,053	6.030	359	710	78.79	96.33
84	1,934,810	5	0.22	386,962	5.779	359	700	73.88	92.88
120	1,033,650	3	0.12	344,550	6.147	360	740	66.45	85.17
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
1.000%	53,529,508	134	6.12	399,474	5.887	358	698	75.38	92.73
2.000%	74,534,957	257	8.52	290,019	5.812	358	704	77.72	95.20
3.000%	464,740,576	1,672	53.15	277,955	6.423	358	678	78.57	97.98
4.749%	936,000	1	0.11	936,000	5.250	358	639	65.00	80.97
5.000%	34,294,462	111	3.92	308,959	6.396	358	706	78.29	95.61
5.375%	712,000	2	0.08	356,000	6.625	357	711	80.00	90.00
6.000%	187,594,651	855	21.45	219,409	6.098	358	685	79.53	98.10
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Fixed Rate Loans	$58,061,131	217	6.64%	$267,563	6.333%	355	706	74.77%	90.79%
1.000%	673,910,785	2,541	77.07	265,215	6.336	358	680	78.46	97.58
1.500%	71,172	1	0.01	71,172	11.125	286	606	85.00	93.80
2.000%	115,179,312	404	13.17	285,097	5.938	359	706	78.09	96.14
3.000%	15,090,894	47	1.73	321,083	5.856	358	689	81.74	97.95
6.000%	12,089,992	39	1.38	310,000	5.247	356	719	79.13	90.86
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
Not Available	$102,715,771	338	11.75%	$303,893	6.147%	358	703	76.20%	93.67%
0.01% to 5.00%	39,000,267	116	4.46	336,209	6.684	358	697	77.37	95.48
5.01% to 10.00%	1,236,435	6	0.14	206,073	6.109	358	697	79.97	96.46
10.01% to 15.00%	4,309,691	17	0.49	253,511	6.436	358	686	77.62	94.79
15.01% to 20.00%	10,221,105	36	1.17	283,920	6.378	359	702	78.12	94.36
20.01% to 25.00%	18,445,598	81	2.11	227,723	6.465	358	683	79.15	97.00
25.01% to 30.00%	34,406,730	141	3.93	244,019	6.224	358	686	77.51	95.73
30.01% to 35.00%	86,904,976	338	9.94	257,115	6.248	358	686	78.07	95.83
35.01% to 40.00%	153,029,222	571	17.50	268,002	6.228	358	688	78.41	97.02
40.01% to 45.00%	234,807,100	844	26.85	278,207	6.248	358	684	78.91	98.01
45.01% to 50.00%	177,945,295	727	20.35	244,767	6.288	358	673	78.84	98.46
50.01% to 55.00%	9,999,440	30	1.14	333,315	5.745	358	694	75.97	93.23
55.01% or greater	1,381,655	4	0.16	345,414	6.323	357	689	73.58	92.29
Total:	**$874,403,285**	**3,249**	**100.00%**	**$269,130**	**6.260%**	**358**	**686**	**78.23%**	**96.85%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Loan	Current Balance	Number of Units	Appraised Value	Appraised Value/Unit	DSCR	NOI	NOI/Unit
1	4,491,767.31	142	7,500,000.00	52,816.90	1.26	444,488.00	3,130.20
2	800,000.00	10	1,175,000.00	117,500.00	1.20	69,733.00	6,973.30
3	975,676.27	20	1,400,000.00	70,000.00	1.18	84,515.00	4,225.75
4	1,336,854.20	133	1,850,000.00	13,909.77	1.28	176,231.00	1,325.05
5	1,657,437.59	15	2,500,000.00	166,666.67	1.20	139,975.00	9,331.67
6	1,436,311.00	15	1,925,000.00	128,333.33	1.35	125,828.00	8,388.53
7	759,306.26	18	1,045,000.00	58,055.56	1.18	65,010.00	3,611.67
8	537,000.00	6	900,000.00	150,000.00	1.53	46,891.00	7,815.17
9	569,463.18	8	950,000.00	118,750.00	1.20	48,275.00	6,034.38
10	423,660.04	16	550,000.00	34,375.00	1.34	46,271.00	2,891.94
11	1,274,392.97	12	2,000,000.00	166,666.67	1.15	103,725.00	8,643.75
12	1,630,000.00	26	2,250,000.00	86,538.46	1.50	181,991.00	6,999.65
13	4,475,000.00	77	6,200,000.00	80,519.48	1.43	376,879.00	4,894.53
14	777,000.00	20	1,037,500.00	51,875.00	1.42	69,667.00	3,483.35
15	580,000.00	8	1,100,000.00	137,500.00	1.20	50,564.00	6,320.50
16	412,000.00	12	840,000.00	70,000.00	1.41	36,501.00	3,041.75
17	1,248,963.95	28	1,700,000.00	60,714.29	1.42	133,190.00	4,756.79
18	693,346.40	12	965,000.00	80,416.67	1.15	58,112.00	4,842.67
19	635,000.00	16	970,000.00	60,625.00	1.19	56,660.00	3,541.25
20	594,490.47	12	755,000.00	62,916.67	1.15	52,237.00	4,353.08
21	1,338,852.49	20	1,840,000.00	92,000.00	1.20	119,292.00	5,964.60
22	1,182,616.00	15	2,300,000.00	153,333.33	1.20	103,193.00	6,879.53
23	574,554.25	15	765,000.00	51,000.00	1.15	53,390.00	3,559.33
24	299,767.43	16	375,000.00	23,437.50	1.18	29,782.00	1,861.38
25	739,366.30	12	990,000.00	82,500.00	1.18	65,011.00	5,417.58
26	789,278.87	12	1,080,000.00	90,000.00	1.19	68,922.00	5,743.50
27	2,767,550.38	136	3,900,000.00	28,676.47	1.42	315,610.00	2,320.66
28	2,775,000.00	52	3,600,000.00	69,230.77	1.19	258,408.00	4,969.38
29	1,200,000.00	28	2,300,000.00	82,142.86	2.28	199,697.00	7,132.04
30	719,383.43	16	1,093,000.00	68,312.50	1.21	65,631.00	4,101.94
31	3,671,954.02	32	5,825,000.00	182,031.25	1.15	311,979.00	9,749.34
32	694,404.83	12	1,150,000.00	95,833.33	1.17	61,377.00	5,114.75
33	1,092,400.00	18	1,620,000.00	90,000.00	1.49	98,174.00	5,454.11
34	933,324.29	32	1,475,000.00	46,093.75	1.28	98,601.00	3,081.28
35	509,000.00	16	800,000.00	50,000.00	1.20	48,171.00	3,010.69
36	1,240,000.00	29	1,725,000.00	59,482.76	1.20	114,612.00	3,952.14
37	743,250.00	20	1,025,000.00	51,250.00	1.49	68,993.00	3,449.65
38	750,000.00	20	1,000,000.00	50,000.00	1.25	70,147.00	3,507.35
39	375,000.00	16	550,000.00	34,375.00	1.36	35,297.00	2,206.06
40	577,000.00	19	825,000.00	43,421.05	1.43	56,723.00	2,985.42
41	520,000.00	10	650,000.00	65,000.00	1.17	44,183.00	4,418.30
42	1,780,000.00	32	2,650,000.00	82,812.50	1.20	161,963.00	5,061.34
43	1,425,000.00	34	1,955,000.00	57,500.00	1.48	129,667.00	3,813.74
44	3,600,000.00	75	5,000,000.00	66,666.67	1.15	304,577.00	4,061.03
45	750,000.00	19	1,000,000.00	52,631.58	1.51	84,577.00	4,451.42
46	925,000.00	7	1,575,000.00	225,000.00	1.15	79,269.00	11,324.14
47	2,675,000.00	41	3,700,000.00	90,243.90	1.16	225,817.00	5,507.73
48	423,900.00	12	580,000.00	48,333.33	1.20	41,621.00	3,468.42
49	1,000,000.00	49	1,360,000.00	27,755.10	1.41	112,619.00	2,298.35
50	1,622,880.00	64	2,100,000.00	32,812.50	1.54	157,727.00	2,464.48
51	486,000.00	11	635,000.00	57,727.27	1.30	44,637.00	4,057.91
52	2,304,000.00	60	3,025,000.00	50,416.67	1.36	209,485.00	3,491.42
53	655,000.00	16	870,000.00	54,375.00	1.18	60,573.00	3,785.81
54	390,000.00	5	615,000.00	123,000.00	1.15	32,905.00	6,581.00
55	665,000.00	12	980,000.00	81,666.67	1.15	57,172.00	4,764.33
56	2,500,000.00	34	5,135,000.00	151,029.41	1.21	216,882.00	6,378.88
57	500,000.00	8	800,000.00	100,000.00	1.21	46,606.00	5,825.75
58	592,500.00	12	820,000.00	68,333.33	1.20	51,778.00	4,314.83

59	2,640,000.00	80	3,300,000.00	41,250.00	1.22	267,388.00	3,342.35
60	365,000.00	6	645,000.00	107,500.00	1.20	34,459.00	5,743.17
61	405,000.00	5	690,000.00	138,000.00	1.24	39,056.00	7,811.20
62	2,470,000.00	43	3,800,000.00	88,372.09	1.33	236,190.00	5,492.79
63	1,340,000.00	15	1,920,000.00	128,000.00	1.15	114,247.00	7,616.47
64	368,000.00	9	460,000.00	51,111.11	1.28	36,127.00	4,014.11
65	536,000.00	24	670,000.00	27,916.67	1.51	53,766.00	2,240.25
66	2,153,000.00	32	3,520,000.00	110,000.00	1.16	180,117.00	5,628.66
67	567,000.00	7	1,146,000.00	163,714.29	1.15	48,055.00	6,865.00
68	312,000.00	6	880,000.00	146,666.67	1.15	26,793.00	4,465.50
69	1,400,000.00	24	2,850,000.00	118,750.00	1.34	139,072.00	5,794.67
70	1,400,000.00	24	2,850,000.00	118,750.00	1.43	147,686.00	6,153.58
71	1,431,600.00	40	1,950,000.00	48,750.00	1.36	153,260.00	3,831.50
72	1,305,000.00	26	2,100,000.00	80,769.23	1.37	134,032.00	5,155.08
73	768,000.00	13	1,300,000.00	100,000.00	1.29	70,410.00	5,416.15
74	415,000.00	9	940,000.00	104,444.44	1.43	46,139.00	5,126.56
75	635,000.00	17	1,225,000.00	72,058.82	1.23	61,538.00	3,619.88
76	3,281,250.00	54	4,375,000.00	81,018.52	1.15	270,863.00	5,015.98
77	630,000.00	12	875,000.00	72,916.67	1.17	56,016.00	4,668.00
78	762,300.00	12	1,200,000.00	100,000.00	1.18	65,080.00	5,423.33
79	1,245,000.00	40	1,680,000.00	42,000.00	1.53	115,822.00	2,895.55
80	1,500,000.00	20	2,500,000.00	125,000.00	1.20	133,231.00	6,661.55
81	990,000.00	40	1,290,000.00	32,250.00	1.23	97,052.00	2,426.30
82	1,552,000.00	32	1,960,000.00	61,250.00	1.53	148,425.00	4,638.28
83	500,000.00	12	730,000.00	60,833.33	1.19	44,699.00	3,724.92
84	595,000.00	18	880,000.00	48,888.89	1.34	63,418.00	3,523.22
85	630,000.00	40	840,000.00	21,000.00	1.40	76,780.00	1,919.50
86	905,000.00	32	1,790,000.00	55,937.50	1.24	89,805.00	2,806.41
87	1,450,000.00	22	2,485,000.00	112,954.55	1.20	129,935.00	5,906.14
88	1,600,000.00	57	2,400,000.00	42,105.26	1.26	153,499.00	2,692.96
89	1,150,000.00	19	1,750,000.00	92,105.26	1.16	96,086.00	5,057.16
90	6,100,000.00	78	9,300,000.00	119,230.77	1.21	528,919.00	6,781.01
91	1,250,000.00	17	3,000,000.00	176,470.59	2.38	210,691.00	12,393.59
92	1,360,000.00	26	2,185,000.00	84,038.46	1.15	116,107.00	4,465.65
93	1,439,000.00	14	2,200,000.00	157,142.86	1.20	119,667.00	8,547.64
94	478,100.00	12	640,000.00	53,333.33	1.15	43,511.00	3,625.92
95	564,000.00	8	915,000.00	114,375.00	1.37	55,879.00	6,984.88
96	360,000.00	6	600,000.00	100,000.00	1.35	32,969.00	5,494.83
97	4,895,000.00	128	6,400,000.00	50,000.00	1.20	431,750.00	3,373.05
98	650,000.00	30	1,000,000.00	33,333.33	1.43	79,350.00	2,645.00
99	700,000.00	20	876,000.00	43,800.00	1.21	63,602.00	3,180.10
100	1,140,000.00	11	1,725,000.00	156,818.18	1.20	95,145.00	8,649.55
101	4,675,000.00	100	7,000,000.00	70,000.00	1.20	409,119.00	4,091.19
102	530,000.00	10	950,000.00	95,000.00	1.15	44,121.00	4,412.10
103	1,980,000.00	64	2,570,000.00	40,156.25	1.39	149,190.00	2,331.09
104	4,650,000.00	100	7,000,000.00	70,000.00	1.48	405,910.00	4,059.10
105	1,040,000.00	35	1,410,000.00	40,285.71	1.21	102,529.00	2,929.40
106	307,000.00	5	420,000.00	84,000.00	1.22	26,984.00	5,396.80
107	690,000.00	36	1,200,000.00	33,333.33	1.51	82,937.00	2,303.81
108	2,550,000.00	72	3,570,000.00	49,583.33	1.30	239,213.00	3,322.40
109	1,440,000.00	30	1,800,000.00	60,000.00	1.22	146,260.00	4,875.33
110	1,670,000.00	25	2,740,000.00	109,600.00	1.21	148,242.00	5,929.68
111	390,000.00	6	650,000.00	108,333.33	1.24	36,803.00	6,133.83
112	388,000.00	14	760,000.00	54,285.71	1.26	40,313.00	2,879.50
113	696,000.00	8	997,500.00	124,687.50	1.15	58,235.00	7,279.38
114	650,000.00	8	1,125,000.00	140,625.00	1.20	55,878.00	6,984.75
115	880,000.00	64	1,440,000.00	22,500.00	0.92	127,833.00	1,997.39
116	720,000.00	18	980,000.00	54,444.44	1.15	61,473.00	3,415.17
117	5,000,000.00	100	8,000,000.00	80,000.00	1.34	479,281.00	4,792.81

118	1,200,000.00	26	4,765,000.00	183,269.23	2.15	191,615.00	7,369.81
119	496,000.00	20	620,000.00	31,000.00	1.35	51,857.00	2,592.85
120	3,042,000.00	120	4,680,000.00	39,000.00	1.33	317,011.00	2,641.76
121	1,380,000.00	16	1,975,000.00	123,437.50	1.47	118,016.00	7,376.00
122	5,379,000.00	144	7,895,000.00	54,826.39	1.15	486,714.00	3,379.96
123	408,000.00	6	970,000.00	161,666.67	1.78	56,155.00	9,359.17
124	489,000.00	5	930,000.00	186,000.00	1.15	40,636.00	8,127.20
125	615,000.00	8	1,005,000.00	125,625.00	1.30	61,967.00	7,745.88
126	616,000.00	8	1,000,000.00	125,000.00	1.22	52,373.00	6,546.63
127	1,290,000.00	16	2,000,000.00	125,000.00	1.23	113,285.00	7,080.31
128	947,925.00	16	1,930,000.00	120,625.00	1.48	102,510.00	6,406.88
129	1,565,000.00	22	2,150,000.00	97,727.27	1.15	127,632.00	5,801.45
130	3,600,000.00	78	6,700,000.00	85,897.44	1.57	329,127.00	4,219.58
131	2,000,000.00	34	4,600,000.00	135,294.12	1.64	235,136.00	6,915.76
132	1,982,500.00	29	3,050,000.00	105,172.41	1.56	180,875.00	6,237.07
133	635,000.00	8	1,150,000.00	143,750.00	1.15	53,675.00	6,709.38
134	910,000.00	18	2,020,000.00	112,222.22	1.33	88,361.00	4,908.94
135	765,000.00	30	2,060,000.00	68,666.67	2.16	121,815.00	4,060.50
136	975,000.00	18	2,550,000.00	141,666.67	1.86	129,038.00	7,168.78
137	1,100,000.00	33	3,025,000.00	91,666.67	1.73	140,037.00	4,243.55
138	1,900,000.00	49	3,600,000.00	73,469.39	1.56	215,588.00	4,399.76
139	1,000,000.00	23	2,475,000.00	107,608.70	1.95	140,034.00	6,088.43
140	1,300,000.00	54	2,170,000.00	40,185.19	1.53	153,250.00	2,837.96
141	1,640,000.00	66	2,050,000.00	31,060.61	1.20	161,606.00	2,448.58
142	825,000.00	12	1,578,000.00	131,500.00	1.42	85,478.00	7,123.17
143	1,035,000.00	8	1,720,000.00	215,000.00	1.23	92,432.00	11,554.00
144	1,237,500.00	36	1,650,000.00	45,833.33	1.41	127,677.00	3,546.58
145	860,000.00	12	1,675,000.00	139,583.33	1.35	83,153.00	6,929.42
146	950,000.00	12	1,525,000.00	127,083.33	1.20	81,372.00	6,781.00
147	725,000.00	12	2,066,000.00	172,166.67	1.48	83,434.00	6,952.83
148	439,000.00	8	750,000.00	93,750.00	1.16	37,652.00	4,706.50
149	1,012,500.00	28	1,365,000.00	48,750.00	1.51	93,274.00	3,331.21
150	945,000.00	16	1,375,000.00	85,937.50	1.15	82,955.00	5,184.69
151	2,650,000.00	80	3,725,000.00	46,562.50	1.18	244,519.00	3,056.49
152	1,560,000.00	60	2,400,000.00	40,000.00	1.27	159,209.00	2,653.48
153	1,085,000.00	24	1,543,000.00	64,291.67	1.60	100,585.00	4,191.04
154	1,800,000.00	30	3,800,000.00	126,666.67	1.52	199,829.00	6,660.97
155	600,000.00	14	2,133,000.00	152,357.14	1.72	78,759.00	5,625.64
156	1,140,000.00	20	1,520,000.00	76,000.00	1.01	87,588.00	4,379.40
157	640,000.00	9	1,000,000.00	111,111.11	1.20	54,434.00	6,048.22
158	345,000.00	6	575,000.00	95,833.33	1.40	39,827.00	6,637.83
159	2,580,000.00	35	3,225,000.00	92,142.86	1.17	227,619.00	6,503.40
160	2,047,000.00	47	4,700,000.00	100,000.00	1.65	246,970.00	5,254.68
161	995,000.00	19	2,375,000.00	125,000.00	1.38	100,874.00	5,309.16
162	1,000,000.00	17	2,000,000.00	117,647.06	1.78	127,889.00	7,522.88
163	620,400.00	36	1,050,000.00	29,166.67	2.70	132,299.00	3,674.97
164	1,254,600.00	60	2,325,000.00	38,750.00	0.67	68,920.00	1,148.67
165	2,055,000.00	26	3,000,000.00	115,384.62	1.15	165,845.00	6,378.65
166	1,035,000.00	14	1,565,000.00	111,785.71	1.20	87,923.00	6,280.21
167	675,000.00	7	1,400,000.00	200,000.00	1.15	54,610.00	7,801.43
168	1,340,000.00	16	1,885,000.00	117,812.50	1.17	110,033.00	6,877.06
169	735,000.00	8	1,179,000.00	147,375.00	1.17	62,909.00	7,863.63

Part II of II

New Issue Computational Materials

$[1,717,619,000] *(Approximate)*

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Loan	DSCR	City	State	Zip	Purpose	LTV	FICO Score	Current Balance
1	1.18	HESPERIA	CA-S	92345	Purchase	77.93	668	973,635.20
2	1.18	BEAVERTON	OR	97008	Purchase	73.09	749	757,789.47
3	1.15	SANTA ANA	CA-S	92703	Purchase	63.85	760	1,271,761.59
4	1.15	LOS ANGELES	CA-S	90006	Purchase	71.92	666	691,923.47
5	1.19	ST. PETERSBURG	FL	33702	Purchase	66.84	667	633,772.18
6	1.15	VANCOUVER	WA	98661	Purchase	78.91	781	593,366.16
7	1.15	PORTLAND	OR	97236	Purchase	75.86	692	573,555.25
8	1.18	GREENVILLE	NC	27834	Purchase	80.00	723	299,246.21
9	1.18	LAYTON	UT	84040	Purchase	74.82	735	737,967.99
10	1.19	LOS ANGELES	CA-S	91352	Cashout	73.15	757	787,702.19
11	1.19	MOSCOW	ID	83843	Cashout	77.08	739	2,770,063.65
12	1.15	BURBANK	CA-S	91504	Purchase	63.09	752	3,665,199.61
13	1.17	MONTCLAIR	CA-S	91763	Purchase	60.86	779	693,091.55
14	1.17	WASHINGTON	UT	84780	Rate/Term Refi	80.00	736	518,994.54
15	1.15	SEATTLE	WA	98122	Purchase	72.00	745	3,593,039.15
16	1.15	GLENDALE	CA-S	91206	Cashout	58.73	701	923,354.54
17	1.16	SAN BERNARDINO	CA-S	92407	Purchase	72.30	769	2,669,684.62
18	1.18	PHOENIX	AZ	85015	Purchase	75.29	753	654,457.11
19	1.15	LOS ANGELES	CA-S	90032	Purchase	63.83	720	389,266.39
20	1.15	TAMPA	FL	33609	Purchase	67.86	777	663,749.09
21	1.15	CHULA VISTA	CA-S	91910	Purchase	72.43	722	1,337,548.48
22	1.16	LONG BEACH	CA-S	90802	Purchase	61.16	767	2,150,972.35
23	1.15	LOS ANGELES	CA-S	90046	Purchase	49.48	0	566,514.45
24	1.15	LOS ANGELES	CA-S	90046	Purchase	36.88	0	311,732.82
25	1.15	TEMPE	AZ	85282	Purchase	75.00	797	3,274,551.25
26	1.17	OVERLAND PARK	KS	66204	Purchase	72.00	690	629,494.86
27	1.18	LOS ANGELES	CA-S	90019	Purchase	66.00	772	760,785.26
28	1.19	EUSTIS	FL	32726	Purchase	68.49	647	499,557.83
29	1.16	LOS ANGELES	CA-S	91411	Purchase	65.71	754	1,147,714.89
30	1.15	AZUSA	CA-S	91702	Purchase	62.24	689	1,357,370.35
31	1.15	EASTPOINTE	MI	48021	Purchase	75.00	705	477,729.37
32	1.15	LOS ANGELES	CA-S	90042	Purchase	55.79	765	530,000.00
33	1.15	HUNTINGTON PARK	CA-S	90255	Purchase	60.45	719	603,000.00
34	0.92	DALLAS	TX	75216	Purchase	62.20	770	895,700.00
35	1.15	ST PETERSBURG	FL	33710	Purchase	74.42	709	720,000.00
36	1.15	PEORIA	AZ	85345	Purchase	68.14	645	5,379,500.00
37	1.15	WHITTIER	CA-S	90606	Purchase	52.58	689	488,567.56
38	1.15	LOS ANGELES	CA-S	91343	Purchase	74.52	766	1,565,000.00
39	1.15	CONCORD	CA-N	94521	Purchase	55.22	782	635,000.00
40	1.16	LOS ANGELES	CA-S	90004	Purchase	66.78	668	438,611.78
41	1.15	LOS ANGELES	CA-S	90018	Purchase	69.79	743	1,005,000.00
42	1.18	MESA	AZ	85201	Purchase	70.00	767	2,607,500.00
43	1.01	INGLEWOOD	CA-S	90302	Purchase	75.00	685	1,140,000.00
44	1.17	LOWELL	MA	1851	Purchase	80.00	728	2,560,000.00
45	0.67	KANSAS CITY	KS	66109	Purchase	54.55	732	1,254,600.00
46	1.15	LOS ANGELES (ARLETA)	CA-S	91331	Purchase	54.64	730	1,639,250.00
47	1.15	GLENDALE	CA-S	91203	Purchase	48.21	732	675,000.00
48	1.17	ANAHEIM	CA-S	92801	Purchase	71.66	714	1,340,000.00
49	1.17	SANTA MONICA	CA-S	90405	Purchase	60.38	720	724,000.00

Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Balance	Occupancy	Purpose	Rate	State	Margin	Doc Level	LTV	FICO	Penalty Term	Max Rate	DSCR	Year Built	Year Reno
6,094,431.84	Investment	Purchase	5.625	CA-S	2.500	Full	65.59	742	36	11.625	1.21	1985	
5,379,500.00	Investment	Purchase	6.125	AZ	2.500	Full	68.14	645	120	12.125	1.15		
5,000,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	62.50	700	60	11.500	1.34	1963	2004
4,890,531.78	Investment	Purchase	5.625	CA-N	2.500	Full	76.48	703	60	11.625	1.20	1974	2005
4,675,000.00	Investment	Cashout	5.625	FL	2.500	Full	66.79	781	36	11.625	1.20	1990	2004
4,650,000.00	Investment	Cashout	5.625	FL	2.500	Full	66.43	795	36	11.625	1.48	1986	2005
4,483,450.72	Investment	Cashout	6.000	CA-N	2.750	Full	60.00	762	60	12.000	1.26	1970	2004
4,475,000.00	Investment	Purchase	5.625	CA-S	2.500	Full	72.18	713	36	11.625	1.43	1971	2005
3,665,199.61	Investment	Purchase	6.000	CA-S	2.750	Full	63.09	752	60	12.000	1.15	1990	2003
3,600,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	53.73	767	60	11.500	1.57	1969	2005
3,593,039.15	Investment	Purchase	5.750	WA	2.500	Full	72.00	745	36	11.750	1.15	1901	2004
3,274,551.25	Investment	Purchase	5.500	AZ	2.500	Full	75.00	797	36	11.500	1.15	1985	2003
3,039,394.98	Investment	Cashout	5.875	AZ	2.500	Full	65.00	766	60	11.875	1.33	1991	2005
2,770,063.65	Investment	Cashout	6.125	ID	2.750	Full	77.08	739	120	12.125	1.19	2000	
2,762,170.46	Investment	Purchase	5.750	OH	2.500	Full	71.03	758	60	11.750	1.42	1965	2003
2,669,684.62	Investment	Purchase	5.625	CA-S	2.500	Full	72.30	769	36	11.625	1.16	1962	2005
2,638,022.33	Investment	Purchase	6.375	TN	2.500	Full	80.00	789	120	12.375	1.22	1988	2004
2,607,500.00	Investment	Purchase	6.125	AZ	2.500	Full	70.00	767	60	12.125	1.18	1984	
2,560,000.00	Investment	Purchase	6.000	MA	2.500	Full	80.00	728	60	12.000	1.17	1978	2002
2,550,000.00	Investment	Cashout	5.375	NV	2.500	Full	71.43	783	36	11.375	1.30	1978	2005
2,495,032.36	Investment	Cashout	5.625	CA-S	2.250	Full	48.69	702	60	11.625	1.21	1986	2004
2,470,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	65.00	767	60	11.625	1.33	1964	2003
2,304,000.00	Investment	Purchase	6.250	MN	2.500	Full	80.00	772	60	12.250	1.36	1968	2004
2,202,000.00	Investment	Rate/Term	5.875	CA-S	2.500	Full	60.00	684	60	11.875	2.38	1913	
2,150,972.35	Investment	Purchase	5.500	CA-S	2.500	Full	61.16	767	36	11.500	1.16	1957	2005
2,047,000.00	Investment	Cashout	5.625	CA-S	2.750	Full	41.65	748	120	11.625	1.65	1972	1996
2,000,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	43.48	767	60	11.625	1.64	1960	2005
1,982,500.00	Investment	Cashout	5.625	CA-S	2.500	Full	65.00	767	60	11.625	1.56	1960	2005
1,980,000.00	Investment	Purchase	5.875	FL	2.500	Full	77.19	774	60	11.875	1.39	1981	2000
1,900,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	52.78	700	60	11.625	1.56	1962	2003
1,800,000.00	Investment	Cashout	5.750	CA-S	2.750	Full	47.37	745	120	11.750	1.52	1978	2002
1,778,524.67	Investment	Rate/Term	6.000	CA-S	2.500	Full	67.17	700	120	12.000	1.20	1979	2003
1,670,000.00	Investment	Cashout	5.625	CA-S	2.750	Full	60.95	749	120	11.625	1.21	1989	
1,654,036.11	Investment	Cashout	5.500	CA-S	2.500	Full	66.36	687	60	11.500	1.20	1963	2004
1,640,000.00	Investment	Purchase	6.000	MI	2.500	Full	80.00	736	60	12.000	1.20	1968	
1,639,250.00	Investment	Purchase	5.375	CA-S	2.500	Full	54.64	730	36	11.375	1.15	1971	
1,626,933.88	Investment	Cashout	5.875	MO	2.750	Full	72.44	797	120	11.875	1.50	1900	2003
1,622,880.00	Investment	Purchase	5.750	TX	2.500	Full	80.00	701	36	11.750	1.54	1980	2005
1,598,585.05	Investment	Purchase	5.750	AZ	2.500	Full	66.67	694	60	11.750	1.26	1984	2005
1,565,000.00	Investment	Purchase	5.500	CA-S	2.500	Full	74.52	766	36	11.500	1.15	1964	2004
1,560,000.00	Investment	Cashout	6.000	OK	2.750	Full	65.00	754	36	12.000	1.27	1971	2003
1,552,000.00	Investment	Purchase	5.875	MN	2.500	Full	80.00	759	60	11.875	1.53	1973	2004
1,495,000.00	Investment	Cashout	5.875	CA-S	2.750	Full	65.00	625	60	11.875	1.20	1991	
1,448,758.29	Investment	Cashout	5.875	CA-S	2.500	Full	58.35	748	60	11.875	1.20	1963	2004
1,440,000.00	Investment	Purchase	6.000	AK	2.500	Full	80.00	759	36	12.000	1.22	1975	
1,436,463.64	Investment	Cashout	4.500	MN	3.250	Full	75.00	641	36	10.500	1.35	1896	2003
1,429,124.51	Investment	Purchase	6.250	FL	2.500	Full	80.00	749	60	12.250	1.36	1985	2004
1,425,000.00	Investment	Cashout	5.750	AZ	2.500	Full	72.89	765	60	11.750	1.48	1985	2004
1,420,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	63.96	773	60	11.500	1.20	1959	2004
1,398,801.11	Investment	Purchase	5.875	CA-S	2.750	Full	49.12	795	120	11.875	1.34	1959	2004
1,398,801.11	Investment	Purchase	5.875	CA-S	2.750	Full	49.12	796	120	11.875	1.43	1959	2004
1,380,000.00	Investment	Purchase	5.625	CA-S	2.500	Full	69.87	688	60	11.625	1.47	1964	2004
1,357,370.35	Investment	Purchase	5.750	CA-S	2.500	Full	62.24	689	60	11.750	1.15	1947	2005
1,340,000.00	Investment	Purchase	5.375	CA-S	2.500	Full	71.66	714	36	11.375	1.17	1957	
1,337,548.48	Investment	Purchase	6.000	CA-S	2.500	Full	72.43	722	36	12.000	1.15	1965	
1,336,320.42	Investment	Cashout	5.875	CA-S	2.750	Full	72.83	742	120	11.875	1.20	1954	2003
1,334,325.91	Investment	Cashout	5.875	TX	2.500	Full	72.32	0	60	11.875	1.28	1976	2004
1,302,476.69	Investment	Purchase	5.750	CA-S	2.500	Full	62.14	751	36	11.750	1.37	1924	2003
1,298,886.75	Investment	Cashout	5.875	OR	2.500	Full	59.91	808	84	11.875	1.53	1964	2004
1,288,822.47	Investment	Purchase	5.625	CA-S	2.500	Full	65.48	728	60	11.625	1.23	1930	0
1,271,761.59	Investment	Purchase	5.500	CA-S	2.500	Full	63.85	760	60	11.500	1.15	1965	2004
1,254,600.00	Investment	Purchase	5.625	KS	2.500	Full	54.55	732	120	11.625	0.67	1960	2004
1,246,666.53	Investment	Cashout	6.000	AZ	2.500	Full	73.53	731	84	12.000	1.42	1983	2004
1,245,000.00	Investment	Rate/Term	5.625	AZ	2.500	Full	74.11	798	36	11.625	1.53	1970	2004
1,237,731.43	Investment	Cashout	6.000	MN	2.500	Full	71.88	711	60	12.000	1.20	1964	2004
1,237,500.00	Investment	Cashout	5.375	CT	2.500	Full	75.00	725	36	11.375	1.41	1926	2004
1,199,005.39	Investment	Cashout	6.000	CA-S	2.625	Full	25.18	766	120	12.000	2.15	1991	2004
1,197,742.74	Investment	Cashout	5.875	MO	2.750	Full	52.17	797	120	11.875	2.28	1900	2003
1,182,616.00	Investment	Cashout	5.750	CA-S	2.500	Full	51.42	777	60	11.750	1.20	1951	2004

1,147,714.89	Investment	Purchase	5.625	CA-S	2.500	Full	65.71	754	60	11.625	1.16	1971	
1,140,000.00	Investment	Purchase	5.750	CA-S	2.500	Full	75.00	685	36	11.750	1.01	1957	
1,138,926.38	Investment	Purchase	5.500	CA-S	2.500	Full	66.09	715	60	11.500	1.20	1990	2004
1,100,000.00	Investment	Rate/Term	5.625	CA-S	2.500	Full	36.36	767	60	11.625	1.73	1956	
1,092,400.00	Investment	Cashout	5.750	CA-S	2.500	Full	67.43	733	36	11.750	1.49	1958	2004
1,085,000.00	Investment	Purchase	5.750	WA	2.500	Full	70.32	782	60	11.750	1.60	1979	2005
1,049,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	67.03	700	60	11.500	1.20	1960	
1,035,000.00	Investment	Cashout	5.750	CA-S	2.500	Full	60.17	777	60	11.750	1.23	1991	
1,022,000.00	Investment	Cashout	5.625	CA-S	2.750	Full	42.58	763	120	11.625	1.38	1987	
1,012,500.00	Investment	Purchase	5.750	AZ	2.500	Full	75.00	769	36	11.750	1.51	1978	2005
1,005,000.00	Investment	Purchase	5.500	CA-S	2.500	Full	69.79	743	120	11.500	1.15	1924	2004
1,000,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	40.40	711	60	11.625	1.95	1964	2005
1,000,000.00	Investment	Rate/Term	5.625	CA-S	2.750	Full	34.72	763	120	11.625	1.78	1966	
999,171.16	Investment	Cashout	6.000	VT	2.500	Full	73.53	767	36	12.000	1.41	1982	2005
975,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	38.24	767	60	11.625	1.86	1978	2004
973,635.20	Investment	Purchase	5.500	CA-S	2.500	Full	77.93	668	36	11.500	1.18	1988	2003
967,500.00	Investment	Purchase	5.750	FL	2.500	Full	75.00	645	36	11.750	1.23	1963	2004
950,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	63.33	698	60	11.500	1.20	1962	
947,086.72	Investment	Purchase	5.750	CA-S	2.500	Full	50.11	770	84	11.750	1.48	1960	
931,792.04	Investment	Purchase	6.500	AZ	2.500	Full	63.54	767	120	12.500	1.28	1969	2004
923,354.54	Investment	Cashout	6.125	CA-S	2.500	Full	58.73	701	84	12.125	1.15	1988	0
910,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	45.05	700	60	11.625	1.33	1986	2005
904,274.37	Investment	Cashout	6.125	CA-S	2.750	Full	50.56	748	60	12.125	1.24	1929	2004
895,700.00	Investment	Purchase	5.875	TX	2.750	Full	62.20	770	36	11.875	0.92	1971	2004
860,000.00	Investment	Rate/Term	5.625	CA-S	2.500	Full	51.34	767	60	11.625	1.35	1961	2005
824,270.42	Investment	Cashout	5.750	CA-S	2.750	Full	52.28	772	120	11.750	1.42	1940	
798,453.15	Investment	Cashout	5.750	CA-S	2.500	Full	68.09	767	36	11.750	1.20	1958	2003
787,702.19	Investment	Cashout	5.625	CA-S	2.500	Full	73.15	757	60	11.625	1.19	1956	2003
777,000.00	Investment	Purchase	5.875	AZ	2.500	Full	76.03	731	60	11.875	1.42	1963	2004
768,000.00	Investment	Rate/Term	5.875	AZ	2.500	Full	59.08	670	36	11.875	1.29	2002	2004
765,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	37.14	700	60	11.625	2.16	1963	2003
760,785.26	Investment	Purchase	5.625	CA-S	2.500	Full	66.00	772	60	11.625	1.18	1965	
757,789.47	Investment	Purchase	5.625	OR	2.500	Full	73.09	749	60	11.625	1.18	1968	2004
748,589.22	Investment	Cashout	5.875	FL	2.500	Full	75.00	665	36	11.875	1.51	1926	2004
748,468.86	Investment	Purchase	5.500	NM	2.500	Full	75.00	680	36	11.500	1.25	1970	2004
743,250.00	Investment	Purchase	5.875	OR	2.500	Full	75.00	724	60	11.875	1.49	1966	
737,967.99	Investment	Purchase	5.875	UT	2.750	Full	74.82	735	120	11.875	1.18	2003	
724,456.89	Investment	Cashout	6.375	CA-S	2.500	Full	35.09	719	120	12.375	1.48	1959	2004
724,000.00	Investment	Purchase	5.750	CA-S	2.500	Full	60.38	720	84	11.750	1.17	1940	
720,000.00	Investment	Purchase	5.875	FL	2.500	Full	74.42	709	36	11.875	1.15	1965	2003
718,022.92	Investment	Purchase	5.875	CA-S	2.500	Full	66.98	778	60	11.875	1.21	1977	2004
698,646.50	Investment	Purchase	5.750	MI	2.500	Full	79.91	789	36	11.750	1.21	1968	2003
693,091.55	Investment	Purchase	5.875	CA-S	2.750	Full	60.86	779	120	11.875	1.17	1962	2004
691,923.47	Investment	Purchase	5.500	CA-S	2.500	Full	71.92	666	36	11.500	1.15	1961	2004
675,000.00	Investment	Purchase	5.500	CA-S	2.500	Full	48.21	732	60	11.500	1.15	1987	
663,749.09	Investment	Purchase	5.875	FL	2.750	Full	67.86	777	36	11.875	1.15	1926	
654,457.11	Investment	Purchase	6.000	AZ	2.750	Full	75.29	753	36	12.000	1.18	1965	2002
650,000.00	Investment	Cashout	5.625	CA-S	2.500	Full	57.78	696	60	11.625	1.20	1988	2003
640,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	64.00	769	36	11.500	1.20	1978	2004
635,000.00	Investment	Purchase	5.875	CA-N	2.500	Full	55.22	782	60	11.875	1.15	1965	
634,507.73	Investment	Cashout	6.250	CA-S	2.500	Full	51.84	792	120	12.250	1.23	1985	2003
633,772.18	Investment	Purchase	5.750	FL	2.500	Full	66.84	667	36	11.750	1.19	1972	2003
629,544.22	Investment	Purchase	6.500	TX	2.500	Full	75.00	659	120	12.500	1.40	1969	2005
629,494.86	Investment	Purchase	6.125	KS	2.500	Full	72.00	690	120	12.125	1.17	1962	2005
620,400.00	Investment	Purchase	5.625	KS	2.500	Full	59.09	732	120	11.625	2.70	1965	
616,000.00	Investment	Cashout	5.500	CA-S	2.500	Full	61.60	727	60	11.500	1.22	1921	2003
614,539.29	Investment	Cashout	6.375	CA-S	3.000	Express No Doc	61.19	687	84	12.375	1.30	1954	2004
603,000.00	Investment	Purchase	6.250	CA-S	3.000	Full	60.45	719	36	12.250	1.15	1929	
599,518.92	Investment	Cashout	6.125	CA-S	2.500	Full	28.13	767	60	12.125	1.72	1939	2005
594,554.27	Investment	Purchase	6.375	TX	2.500	Full	73.01	779	120	12.375	1.34	1997	2004
593,366.16	Investment	Purchase	5.875	WA	2.500	Full	78.91	781	60	11.875	1.15	1980	2004
591,959.16	Investment	Cashout	5.625	CA-N	2.500	Full	72.26	739	60	11.625	1.20	1975	2004
580,000.00	Investment	Cashout	5.750	CA-S	2.500	Full	52.73	777	60	11.750	1.20	1950	2003
577,000.00	Investment	Cashout	6.375	PA	2.500	Full	69.94	762	60	12.375	1.43	1900	0
573,555.25	Investment	Purchase	6.250	OR	2.750	Full	75.86	692	120	12.250	1.15	1969	2005
568,294.49	Investment	Cashout	5.500	CA-S	2.500	Full	60.00	741	60	11.500	1.20	1910	2003
566,514.45	Investment	Purchase	5.875	CA-S	2.750	Express No Doc	49.48	0	60	11.875	1.15	1959	
563,485.18	Investment	Cashout	5.625	CA-S	2.750	Full	61.64	666	36	11.625	1.37	1957	2005
537,000.00	Investment	Purchase	5.500	CA-S	2.500	Full	59.67	725	36	11.500	1.53	1959	
536,000.00	Investment	Purchase	5.750	VA	2.500	Full	80.00	741	60	11.750	1.51	1968	

530,000.00	Investment	Purchase	5.500	CA-S	2.500	Full	55.79	765	36	11.500	1.15	1965	2004
518,994.54	Investment	Rate/Term	5.750	UT	2.500	Full	80.00	736	60	11.750	1.17	1977	
509,000.00	Investment	Cashout	6.125	CA-N	2.250	Full	63.63	683	60	12.125	1.20	1964	2003
499,557.83	Investment	Purchase	5.750	FL	2.500	Full	68.49	647	60	11.750	1.19	1982	2004
499,135.41	Investment	Cashout	6.250	CA-S	2.500	Full	62.50	662	120	12.250	1.21	1947	2003
495,561.37	Investment	Purchase	5.750	NY	2.500	Full	80.00	790	60	11.750	1.35	1972	2004
488,567.56	Investment	Purchase	5.750	CA-S	2.750	Full	52.58	689	36	11.750	1.15	1920	2004
486,000.00	Investment	Purchase	6.250	MN	2.500	Full	76.54	788	60	12.250	1.30	1961	2003
480,000.00	Investment	Cashout	6.500	MI	2.750	Full	64.86	639	120	11.500	1.43	1960	
477,729.37	Investment	Purchase	6.250	MI	2.500	Full	75.00	705	120	12.250	1.15	1969	
438,611.78	Investment	Purchase	5.750	CA-S	2.750	Full	66.78	668	36	11.750	1.16	1956	2004
423,207.97	Investment	Cashout	6.500	MI	2.750	Full	73.09	692	60	12.500	1.20	1969	2004
422,902.26	Investment	Purchase	6.125	GA	2.750	Full	80.00	690	60	12.125	1.34	1950	2002
414,678.28	Investment	Cashout	6.250	CA-S	2.500	Full	44.15	792	120	12.250	1.43	1938	2003
412,000.00	Investment	Cashout	5.750	CA-S	2.500	Full	49.05	767	60	11.750	1.41	1958	2003
407,694.36	Investment	Cashout	6.375	CA-S	2.500	Full	42.06	758	120	12.375	1.78	1962	2003
405,000.00	Investment	Cashout	6.375	CA-S	2.750	Full	58.70	713	60	12.375	1.24	1924	0
389,687.30	Investment	Cashout	6.125	CA-S	2.750	Full	60.00	732	60	12.125	1.24	1962	2003
389,266.39	Investment	Purchase	5.875	CA-S	2.500	Full	63.83	720	60	11.875	1.15	1978	2005
388,000.00	Investment	Cashout	6.375	CA-N	2.750	Full	45.12	712	60	12.375	1.26	1962	
375,000.00	Investment	Purchase	6.250	AZ	2.500	Full	68.18	731	36	12.250	1.36	1981	2004
367,704.93	Investment	Purchase	6.125	NJ	2.500	Full	80.00	700	60	12.125	1.28	1960	2003
365,000.00	Investment	Cashout	6.375	CA-S	2.750	Full	56.59	713	60	12.375	1.20	1957	0
359,701.62	Investment	Cashout	6.000	CA-S	2.750	Full	60.00	714	60	12.000	1.35	1956	2004
344,759.11	Investment	Purchase	6.625	CA-S	3.250	Express No Doc	60.00	684	60	12.625	1.40	1980	2004
311,732.82	Investment	Purchase	5.875	CA-S	2.750	Express No Doc	36.88	0	60	11.875	1.15	1965	
306,701.83	Investment	Purchase	5.375	RI	2.750	Full	73.10	787	36	11.375	1.22	1940	0
299,246.21	Investment	Purchase	6.250	NC	2.750	Full	80.00	723	60	12.250	1.18	1987	0

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Top 10 City Concentrations

Top 10 City Concentrations	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Woodbridge VA	$7,742,881	28	3.52%	$276,531	6.373%	359	701	79.81%
Las Vegas NV	7,663,884	29	3.48	264,272	6.425	358	695	78.73
Phoenix AZ	5,655,183	30	2.57	188,506	6.885	357	669	82.11
Chula Vista CA	4,280,570	9	1.95	475,619	6.043	359	695	75.80
Manassas VA	4,249,465	13	1.93	326,882	6.248	359	703	80.26
Gilbert AZ	3,323,694	10	1.51	332,369	7.007	359	649	81.62
Chandler AZ	3,219,022	11	1.46	292,638	6.282	358	674	77.34
San Diego CA	2,958,482	6	1.34	493,080	6.287	358	680	76.93
Murrieta CA	2,840,435	7	1.29	405,776	6.181	358	733	75.93
Glendale AZ	2,440,947	10	1.11	244,095	6.826	358	642	80.14
Other	175,668,836	619	79.83	283,795	6.327	357	680	78.37
Total:	**$220,043,399**	**772**	**100.00%**	**$285,030**	**6.352%**	**357**	**682**	**78.52%**

Top 10 Zip Code Concentrations

Top 10 Zip Code Concentrations	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
22192 (Woodbridge, VA)	$3,594,420	14	1.63%	$256,744	6.343%	359	706	79.93%
85249 (Chandler,AZ)	2,469,942	6	1.12	411,657	6.172	358	674	79.15
22191 (Woodbridge, VA)	2,455,920	7	1.12	350,846	6.274	358	707	80.00
91913 (Chula Vista, CA)	2,321,920	4	1.06	580,480	5.944	359	670	77.89
85086 (Phoenix, AZ)	2,253,447	9	1.02	250,383	6.282	358	667	80.04
92562 (Murrietta, CA)	2,101,585	5	0.96	420,317	6.208	357	747	77.73
92253 (La Quinta, CA)	2,059,600	3	0.94	686,533	5.314	358	666	62.13
95835 (Sacramento,CA)	1,692,600	4	0.77	423,150	5.734	358	678	73.50
22193 (Woodbridge, VA)	1,692,541	7	0.77	241,792	6.581	359	684	79.28
94582 (San Ramon, CA)	1,691,500	3	0.77	563,833	5.169	359	700	71.16
Other	197,709,924	710	89.85	278,465	6.387	357	681	78.73
Total:	**$220,043,399**	**772**	**100.00%**	**$285,030**	**6.352%**	**357**	**682**	**78.52%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
1st Lien, No Silent or Loud 2nds	$625,597,383	2,156	41.62%	$290,166	6.256%	356	684	78.02%	78.02%
1st Lien with Silent 2nd	$873,864,285	3,247	58.14%	$269,130	6.260%	358	686	78.24%	96.85%
1st with Loud 2nd in Deal	$539,000	2	0.04%	$269,500	6.523%	358	630	70.00%	98.18%
2nd Lien Standalone	$2,942,784	33	0.20%	$89,175	11.260%	179	655	98.22%	98.22%
2nd Lien with 1st Lien in deal	$216,943	2	0.01%	$108,471	10.460%	178	630	98.39%	98.39%
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**	**89.02%**

Merrill Lynch

COMPUTATIONAL MATERIALS FOR
IMPAC CMB TRUST SERIES 2005-6

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$815,237,118	2,323	54.23%	$350,942	6.146%	357	687	77.77%
Florida	122,352,145	579	8.14	211,316	6.451	356	687	78.95
Arizona	72,977,652	357	4.85	204,419	6.696	358	668	80.53
Virginia	72,575,343	241	4.83	301,143	6.475	358	685	79.96
New Jersey	52,150,476	187	3.47	278,880	6.332	353	694	76.87
New York	49,089,388	126	3.27	389,598	6.252	350	702	71.26
Maryland	36,970,665	149	2.46	248,125	6.525	358	678	78.56
Nevada	30,339,346	128	2.02	237,026	6.238	358	687	79.15
Colorado	29,684,848	154	1.97	192,759	6.328	357	657	79.23
Illinois	21,637,163	98	1.44	220,787	6.565	354	680	82.45
Georgia	20,543,948	123	1.37	167,024	6.363	356	678	80.75
Minnesota	18,868,504	100	1.26	188,685	6.396	358	662	81.81
Washington	17,983,480	92	1.20	195,473	6.150	357	669	79.22
Hawaii	16,316,623	33	1.09	494,443	6.085	359	707	69.50
Massachusetts	12,835,389	53	0.85	242,177	6.694	353	694	78.32
Texas	9,657,488	62	0.64	155,766	6.981	350	685	81.45
Michigan	9,500,550	64	0.63	148,446	6.447	355	672	82.42
Pennsylvania	9,029,043	54	0.60	167,205	6.197	353	700	75.58
Oregon	8,980,490	52	0.60	172,702	6.221	357	654	78.67
Utah	8,709,595	49	0.58	177,747	6.528	354	652	80.57
Ohio	6,547,689	46	0.44	142,341	6.400	347	655	81.88
Connecticut	6,401,661	25	0.43	256,066	6.057	358	702	80.40
South Carolina	5,939,999	24	0.40	247,500	6.400	358	723	72.58
North Carolina	5,868,128	43	0.39	136,468	6.108	356	685	80.58
New Hampshire	5,501,183	27	0.37	203,748	6.175	358	699	76.21
Missouri	5,153,764	45	0.34	114,528	6.372	356	681	80.34
Tennessee	4,139,662	30	0.28	137,989	6.156	357	669	79.21
Wisconsin	3,921,229	21	0.26	186,725	6.009	357	691	84.14
Idaho	2,825,077	17	0.19	166,181	6.866	358	659	84.31
Indiana	2,315,357	17	0.15	136,197	5.933	356	697	81.19
Alabama	2,242,006	11	0.15	203,819	5.778	358	745	82.88
Rhode Island	2,164,643	11	0.14	196,786	6.248	358	685	80.03
District of Columbia	2,107,650	8	0.14	263,456	6.292	359	654	79.23
Louisiana	1,893,197	16	0.13	118,325	5.867	356	695	80.90
New Mexico	1,701,216	11	0.11	154,656	6.734	354	663	79.25
Delaware	1,521,876	9	0.10	169,097	6.272	359	706	80.36
Maine	1,375,728	7	0.09	196,533	6.550	358	699	81.74
Iowa	1,176,777	9	0.08	130,753	6.326	358	671	79.46
Mississippi	937,275	7	0.06	133,896	5.907	357	661	68.55
Kentucky	831,088	6	0.06	138,515	6.024	339	651	80.32
Arkansas	605,029	5	0.04	121,006	6.155	353	690	89.90
Vermont	412,106	3	0.03	137,369	6.641	356	728	81.00
Alaska	401,256	2	0.03	200,628	5.959	356	722	88.38
Kansas	398,112	3	0.03	132,704	6.440	359	714	80.00
Oklahoma	394,215	3	0.03	131,405	6.184	353	753	81.34
Nebraska	385,658	5	0.03	77,132	6.792	341	671	83.26
Montana	266,855	2	0.02	133,428	6.081	359	678	80.00
South Dakota	176,706	2	0.01	88,353	5.594	358	647	79.81
Wyoming	116,000	1	0.01	116,000	6.725	357	618	80.00
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Merrill Lynch

Part I of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

September 1, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Geographic Distributions of Mortgage Properties	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$124,778,648	97	56.87%	$1,286,378	5.715%	359	735	59.96%
Arizona	24,334,947	14	11.09	1,738,210	5.913	359	734	69.90
Florida	16,967,293	10	7.73	1,696,729	5.754	359	757	70.27
Minnesota	7,016,195	5	3.20	1,403,239	5.765	357	733	77.30
Washington	5,271,405	3	2.40	1,757,135	5.764	358	757	72.43
Texas	5,077,004	5	2.31	1,015,401	5.971	358	723	73.40
Michigan	3,719,584	5	1.70	743,917	6.107	359	724	76.60
Oregon	3,373,481	4	1.54	843,370	5.883	358	757	68.91
Missouri	2,824,677	2	1.29	1,412,338	5.875	358	797	63.84
Idaho	2,770,064	1	1.26	2,770,064	6.125	358	739	77.08
Ohio	2,762,170	1	1.26	2,762,170	5.750	357	758	71.03
Tennessee	2,638,022	1	1.20	2,638,022	6.375	359	789	80.00
Massachusetts	2,560,000	1	1.17	2,560,000	6.000	360	728	80.00
Nevada	2,550,000	1	1.16	2,550,000	5.375	360	783	71.43
Kansas	2,504,495	3	1.14	834,832	5.751	360	721	60.06
Oklahoma	1,560,000	1	0.71	1,560,000	6.000	360	754	65.00
Alaska	1,440,000	1	0.66	1,440,000	6.000	360	759	80.00
Utah	1,256,963	2	0.57	628,481	5.823	357	735	76.96
Connecticut	1,237,500	1	0.56	1,237,500	5.375	360	725	75.00
Vermont	999,171	1	0.46	999,171	6.000	359	767	73.53
New Mexico	748,469	1	0.34	748,469	5.500	358	680	75.00
Pennsylvania	577,000	1	0.26	577,000	6.375	358	762	69.94
Virginia	536,000	1	0.24	536,000	5.750	358	741	80.00
New York	495,561	1	0.23	495,561	5.750	359	790	80.00
Georgia	422,902	1	0.19	422,902	6.125	357	690	80.00
New Jersey	367,705	1	0.17	367,705	6.125	359	700	80.00
Rhode Island	306,702	1	0.14	306,702	5.375	359	787	73.10
North Carolina	299,246	1	0.14	299,246	6.250	357	723	80.00
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Merrill Lynch

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Top 10 City Concentrations

Top 10 City Concentrations	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
San Jose CA	$41,530,138	83	2.76%	$500,363	6.175%	358	673	81.32%
Los Angeles CA	36,114,612	109	2.40	331,327	6.185	356	687	76.79
Sacramento CA	25,120,280	94	1.67	267,237	6.043	358	684	78.50
Las Vegas NV	20,213,005	86	1.34	235,035	6.291	358	689	78.64
San Diego CA	19,210,899	54	1.28	355,757	6.160	356	690	74.61
Stockton CA	18,371,059	65	1.22	282,632	6.090	358	680	80.46
Phoenix AZ	16,940,316	110	1.13	154,003	6.826	358	660	81.46
Miami FL	16,156,989	82	1.07	197,036	6.424	357	691	80.06
Oakland CA	13,702,194	34	0.91	403,006	6.180	358	676	78.15
Woodbridge VA	13,679,750	48	0.91	284,995	6.329	358	699	80.22
Other	1,282,121,153	4,675	85.30	274,251	6.273	357	685	78.04
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Top 10 Zip Code Concentrations

Top 10 Zip Code Concentrations	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
94509	$6,652,460	19	0.44%	$350,129	5.969%	358	683	82.26%
22193	6,011,332	21	0.40	286,254	6.379	358	682	80.55
95376	5,969,900	16	0.40	373,119	5.936	358	674	78.16
94565	5,169,660	14	0.34	369,261	6.140	358	695	80.03
95020	5,027,913	10	0.33	502,791	6.098	356	697	79.69
92562	4,914,388	12	0.33	409,532	6.380	358	690	78.86
95835	4,603,378	13	0.31	354,106	6.055	358	673	78.49
95023	4,489,807	10	0.30	448,981	6.195	356	670	80.68
95132	4,470,000	8	0.30	558,750	6.390	358	651	83.90
95823	4,263,738	17	0.28	250,808	6.173	358	665	78.59
Other	1,451,587,819	5,300	96.57	273,884	6.273	357	685	78.12
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Property City	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
RIVERSIDE	$11,510,640	40	61.93%	$287,766	6.143%	357	683	79.25%	88.60%
RIVERSIDE AREA	$234,000	1	1.26%	$234,000	5.500%	359	677	74.29%	74.29%
SAN BERNARDINO	$6,591,554	31	35.47%	$212,631	6.408%	358	678	81.26%	92.01%
SAN BERNARDINO AREA	$249,600	1	1.34%	$249,600	6.625%	359	707	80.00%	100.00%
Total:	**$18,585,794**	**73**	**100.00%**	**$254,600**	**6.236%**	**358**	**681**	**79.91%**	**89.78%**

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Property City	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
RIVERSIDE	$6,094,432	1	69.54%	##########	5.625%	359	742	65.59%	65.60%
SAN BERNARDINO	$2,669,685	1	30.46%	##########	5.625%	358	769	72.30%	72.30%
Total:	**$8,764,116**	**2**	**100.00%**	**##########**	**5.625%**	**359**	**750**	**67.63%**	**67.64%**

Merrill Lynch

COMPUTATIONAL MATERIALS FOR
IMPAC CMB TRUST SERIES 2005-6

Part II of II

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 31, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Property Zip Code	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV	COMB LTV
14211	$103,104	1	1.16%	$103,104	8.990%	357	650	85.00%	85.00%
18505	$61,693	1	0.69%	$61,693	6.750%	358	723	100.00%	100.00%
18518	$51,907	1	0.58%	$51,907	6.375%	358	699	100.00%	100.00%
28203	$175,920	1	1.98%	$175,920	5.750%	359	738	79.96%	95.01%
28205	$160,000	1	1.80%	$160,000	6.090%	359	661	80.00%	100.00%
28208	$167,200	1	1.88%	$167,200	5.990%	358	646	79.62%	100.00%
28210	$93,731	1	1.06%	$93,731	6.250%	356	722	80.00%	100.00%
28213	$112,000	1	1.26%	$112,000	6.090%	358	672	80.00%	100.00%
28214	$86,450	1	0.97%	$86,450	8.500%	359	728	95.00%	95.00%
28269	$228,543	2	2.57%	$114,272	6.334%	356	675	76.99%	94.71%
28273	$203,357	2	2.29%	$101,679	6.750%	359	714	80.00%	100.00%
28601	$82,671	1	0.93%	$82,671	4.500%	356	766	59.29%	77.15%
29229	$156,000	1	1.76%	$156,000	7.220%	359	669	80.00%	100.00%
29505	$124,720	1	1.41%	$124,720	5.890%	358	647	78.44%	100.00%
29615	$143,920	1	1.62%	$143,920	7.250%	360	635	80.00%	80.00%
32117	$45,150	1	0.51%	$45,150	5.750%	356	729	80.00%	80.00%
32118	$379,634	2	4.28%	$189,817	6.171%	359	756	56.18%	64.92%
32119	$179,341	1	2.02%	$179,341	5.250%	178	674	76.60%	76.59%
38107	$85,368	1	0.96%	$85,368	6.540%	356	792	80.00%	100.00%
38125	$485,976	3	5.47%	$161,992	6.243%	358	682	79.68%	100.00%
38131	$250,000	1	2.82%	$250,000	5.985%	356	618	36.71%	36.71%
38141	$56,342	1	0.63%	$56,342	6.500%	359	683	75.00%	100.00%
39208	$49,206	1	0.55%	$49,206	6.125%	356	696	95.00%	95.00%
39211	$60,000	1	0.68%	$60,000	6.225%	359	580	70.59%	100.00%
39212	$110,400	1	1.24%	$110,400	6.620%	357	631	80.00%	100.00%
43223	$73,718	1	0.83%	$73,718	8.940%	358	632	90.00%	90.00%
43224	$132,053	1	1.49%	$132,053	6.340%	358	655	90.00%	90.00%
43228	$158,180	1	1.78%	$158,180	6.520%	359	607	80.00%	100.00%
43232	$128,320	1	1.45%	$128,320	5.890%	359	638	80.00%	100.00%
44039	$427,100	2	4.81%	$213,550	6.352%	358	652	81.06%	88.02%
44107	$180,500	1	2.03%	$180,500	7.875%	358	701	95.00%	95.00%
44123	$106,200	1	1.20%	$106,200	6.440%	359	640	90.00%	90.00%
44126	$128,000	1	1.44%	$128,000	5.740%	359	670	80.00%	100.00%
44132	$99,847	1	1.12%	$99,847	7.375%	358	621	80.00%	80.00%
44134	$97,520	1	1.10%	$97,520	5.840%	359	637	80.00%	100.00%
44137	$83,824	1	0.94%	$83,824	5.750%	357	677	80.00%	100.00%
44140	$96,452	1	1.09%	$96,452	5.040%	357	662	73.33%	100.00%
45011	$288,000	1	3.24%	$288,000	5.990%	359	661	79.88%	99.84%
45042	$99,000	1	1.12%	$99,000	7.855%	358	589	79.84%	100.00%
45044	$314,105	2	3.54%	$157,053	6.671%	358	659	86.98%	97.67%
45203	$193,656	1	2.18%	$193,656	6.000%	178	620	75.00%	75.00%
45212	$129,600	1	1.46%	$129,600	6.290%	359	706	80.00%	100.00%
45215	$149,600	1	1.69%	$149,600	5.250%	359	639	80.00%	100.00%
45223	$101,200	1	1.14%	$101,200	6.040%	358	681	79.69%	100.00%
45230	$125,863	1	1.42%	$125,863	5.750%	356	707	80.00%	80.00%
45804	$49,936	1	0.56%	$49,936	8.240%	358	646	74.63%	74.62%
46208	$289,635	2	3.26%	$144,817	5.750%	351	720	80.00%	80.00%
46222	$70,096	1	0.79%	$70,096	9.500%	357	623	90.00%	90.00%
46229	$93,695	1	1.06%	$93,695	5.590%	356	670	78.33%	100.00%
46516	$83,621	1	0.94%	$83,621	5.375%	356	680	80.00%	100.00%
46628	$52,047	1	0.59%	$52,047	6.125%	356	745	90.00%	90.00%
47715	$91,200	1	1.03%	$91,200	7.100%	358	648	95.00%	95.00%
48205	$71,000	1	0.80%	$71,000	8.250%	357	580	73.96%	100.00%
48219	$77,984	2	0.88%	$38,992	8.443%	311	684	84.61%	99.49%
48223	$89,867	1	1.01%	$89,867	7.540%	357	624	90.00%	90.00%
48225	$125,400	1	1.41%	$125,400	5.475%	358	703	95.00%	95.00%
48227	$112,800	1	1.27%	$112,800	7.600%	359	630	80.00%	100.00%
48228	$74,489	1	0.84%	$74,489	7.250%	359	731	94.94%	94.93%
48239	$362,320	3	4.08%	$120,773	7.071%	358	656	79.98%	100.00%
48240	$140,000	1	1.58%	$140,000	5.375%	357	735	80.00%	80.00%
48532	$89,600	1	1.01%	$89,600	5.740%	358	621	80.00%	100.00%
51106	$237,801	1	2.68%	$237,801	6.125%	357	672	90.00%	90.00%
Total:	**$8,876,861**	**73**	**100.00%**	**$121,601**	**6.415%**	**350**	**672**	**79.53%**	**91.16%**

Part II of II

New Issue Computational Materials

$[1,722,555,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 16, 2005

IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Pool Info	
Conforming	53.36
Non Conforming	46.64
Prefunding (if any)	
No of Loans	5440
Average Loan Size	276316.3
WAC	6.2688
WA LTV	78.19
LTV Range	12 to 124.44
WA Combined LTV	89.02
Combined LTV Range	12 to 124.44
% First Lien	99.79
% Owner Occ	84.77
% Investment	12.99
% Second Homes	2.24
% Purchase	63.44
% Cash out	29.03
% Full Doc	31.48
% Full Alternate Doc	0.63
% Limited Doc	0.06
% Stated Income	39.38
% No documentation	28.45
WA FICO	685
FICO Range	508 to 816
LTV Info	
LTVs > 80%	16.84
LTV s> 90%	6.44
95.01-100%	0.72
90.01-95%	5.71
85.01-90%	7.48
80.01-85%	2.92
75.01-80%	59.72
70.01-75%	5.05
65.01-70%	8.79
60.01-65%	3.54
55.01-60%	2.75
50.01-55%	1
below 50%	2.3
Risk Tiering	
Rate Premium Over 1.5%	
Average Seasoned	2
Seasoning > 3m	8.21
Delinquent	0
Product Type	
Fixed Rate	13.52
Floating Rate	86.48
2/28 Float	65.89
3/27 Float	6.73
5/25 Float	3.59
6m Libor	79.13
1yr Libor	6.77

1m Libor	0.56
1yr CMT	0
MTA	
Neg AM %	0
Total IO	82.53
2 Yr IO	6.09
3 Yr IO	2.42
5 Yr IO	50.38
10 Yr IO	23.36
LOAN SIZE	
Loans < 100k	1.81
Loans > 500k	19.94
Loans > 800k	4.31
Loans > 1m	1.51
Loans > 2m	0
Top loan	2000000
Top 5 loans	0.57
Top 10 loans	1.04
GEOGRAPHIC	
California	54.23
Nevada	2.02
North California	25.54
South California	28.69
Florida	8.14
Georgia	1.37
Illinois	1.44
Michigan	0.63
Texas	0.64
New York	3.27
New Jersey	3.47
Virginia	4.83
North Carolina	0.39
South Carolina	0.4
Ohio	0.44
Mass	0.85
Washington State	1.2
Arizona	4.85
Property Type	
Single Prop	67.85
PUD	14.64
2-4 Family	7.28
Condo	9.91
FICO	
Fico < 600	2.91
Fico < 680	47.58
601 to 620	5.5
621 to 640	10.6
641 to 660	14.4
661 to 680	14.84
681 to 700	16.21
701 to 720	11.42

721 to 740	8.28
741 to 760	6.52
761 to 780	5.72
781 to 800	2.73
801 plus	0.6
DTI	
Average DTI	36.79
40.01 to 45%	23.34
45.01 to 50%	17.03
50.01 to 55	1.03
55% plus	0.2